   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1998


                                                      REGISTRATION NO. 333-60119
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                  CONOCO INC.
             (Exact Name of Registrant as Specified in Its Charter)

                  DELAWARE                                       2911
      (State or Other Jurisdiction of                (Primary Standard Industrial
       Incorporation or Organization)                Classification Code Number)

                  DELAWARE                                     51-0370352
      (State or Other Jurisdiction of                       (I.R.S. Employer
       Incorporation or Organization)                    Identification Number)

                            600 NORTH DAIRY ASHFORD
                              HOUSTON, TEXAS 77079
                                 (281) 293-1000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                R. A. HARRINGTON
                       SENIOR VICE PRESIDENT, LEGAL, AND
                                GENERAL COUNSEL
                                  CONOCO INC.
                            600 NORTH DAIRY ASHFORD
                              HOUSTON, TEXAS 77079
                              TEL: (281) 293-1000
                              FAX: (281) 293-1440
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                   Copies to:

          MATTHEW J. MALLOW, ESQ.                       WALTER J. SMITH, ESQ.
         EILEEN NUGENT SIMON, ESQ.                      BAKER & BOTTS, L.L.P.
           SKADDEN, ARPS, SLATE,                           ONE SHELL PLAZA
             MEAGHER & FLOM LLP                             910 LOUISIANA
              919 THIRD AVENUE                           HOUSTON, TEXAS 77002
          NEW YORK, NEW YORK 10022                       TEL: (713) 229-1234
            TEL: (212) 735-3000                          FAX: (713) 229-1522
            FAX: (212) 735-2000

          MATTHEW J. MALLOW, ESQ.                         JOHN W. WHITE, ESQ.
         EILEEN NUGENT SIMON, ESQ.                      CRAVATH, SWAINE & MOORE
           SKADDEN, ARPS, SLATE,                           825 EIGHTH AVENUE
             MEAGHER & FLOM LLP                         NEW YORK, NEW YORK 10019
              919 THIRD AVENUE                            TEL: (212) 474-1000
          NEW YORK, NEW YORK 10022                        FAX: (212) 474-3700
            TEL: (212) 735-3000
            FAX: (212) 735-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM                     AMOUNT OF
                    TITLE OF SECURITIES                             AGGREGATE OFFERING                  REGISTRATION
                      BEING REGISTERED                                   PRICE(1)                            FEE
------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value per share..............           $100,000,000                        $29,500
------------------------------------------------------------------------------------------------------------------------------
Preferred Share Purchase Rights ("Rights")(2)...............
------------------------------------------------------------------------------------------------------------------------------
Options to purchase Class A Common Stock and stock
  appreciation rights with respect to Class A Common
  Stock(3)..................................................           $214,425,000                        $63,256
------------------------------------------------------------------------------------------------------------------------------
Total.......................................................           $314,425,000                      $92,756(4)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) of the Securities Act.
(2) Rights initially will trade together with the Class A Common Stock. The value attributable to the Rights, if any, will be reflected in the market price of the Class A Common Stock.
(3) Consists of options to purchase Class A Common Stock and stock appreciation rights with respect to Class A Common Stock (collectively, the "Conoco Options") to be granted by Conoco Inc. under its 1998 Stock and Performance Incentive Plan and its 1998 Key Employee Stock Performance Plan upon surrender by the holders thereof of options to purchase common stock, $0.30 par value per share, of E.I. du Pont de Nemours and Company and of stock appreciation rights with respect to DuPont common stock (collectively, the "DuPont Options"). The aggregate offering price of the Conoco Options has been determined based on the aggregate in-the-money value of the DuPont Options eligible to be surrendered calculated using the average of the high and low prices of DuPont common stock on August 18, 1998.

(4) Previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
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                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering outside the United States and Canada (the "International Prospectus"). The International Prospectus is substantially the same as the U.S. Prospectus except for the front outside cover page. The form of the U.S. Prospectus is included herein and is followed by the page to be used in the International Prospectus which differs from that in the U.S. Prospectus. The page for the International Prospectus included herein is labeled "Alternate Page for International Prospectus." Each of the U.S. Prospectus and the International Prospectus will be filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued September 10, 1998


                                                                   [CONOCO LOGO]
                                                  Shares

                                  Conoco Inc.
                              CLASS A COMMON STOCK
                            ------------------------

Of the         shares of the Class A Common Stock of Conoco Inc. (the "Company"
or "Conoco") being offered,     shares are being offered initially in the United
 States and Canada by the U.S. Underwriters (the "U.S. Offering") and
 shares are being offered initially outside the United States and Canada by the International Underwriters (the "International Offering" and, together with the
 U.S. Offering, the "Offerings"). Each share of Class A Common Stock will have attached one Preferred Share Purchase Right (a "Right") which will initially trade together with the share. All of the shares of Class A Common Stock offered hereby are being sold by the Company. The price to public and the underwriting discount per share will be identical for both Offerings. Prior to these Offerings, there has been no public market for the Class A Common Stock. It is currently estimated that the public offering price per share will be between
    $    and $    . See "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price.

  The Company has two classes of authorized common stock consisting of Class A Common Stock offered hereby and Class B Common Stock (collectively, the "Common Stock"). See "Description of Capital Stock." Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to five votes per share on each matter submitted to a vote of stockholders.
     Prior to the Offerings, E.I. du Pont de Nemours and Company ("DuPont") indirectly owned 100 percent of the outstanding shares of the Company's Common Stock, and immediately after completion of the Offerings, DuPont, through its ownership of 100 percent of the outstanding Class B Common Stock, will
      indirectly own approximately   percent of the Company's Common Stock
representing approximately   percent of the combined voting power of all classes
 of voting stock of the Company (or   percent if the U.S. Underwriters exercise
   their over-allotment option in full). Accordingly, DuPont will continue to control the Company. See "Arrangements Between the Company and DuPont" and
                            "Principal Stockholder."
                            ------------------------

  The Class A Common Stock has been approved for listing on the New York Stock Exchange ("NYSE") under the trading symbol "CLL," subject to official notice of issuance.

                            ------------------------
SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR INFORMATION CONCERNING CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                                                               PRICE
                                                                 TO      UNDERWRITING DISCOUNTS   PROCEEDS TO
                                                               PUBLIC      AND COMMISSIONS(1)     COMPANY(2)
                                                              --------   ----------------------   -----------
Per Share...................................................        $                 $                    $
Total(3)....................................................        $                 $                    $

---------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Before deducting expenses payable by the Company, estimated at $    .


    (3) The U.S. Underwriters have been granted an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares of Class A Common Stock at the price to public shown above less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public and the underwriting
        discounts and commissions will be $        and $        , respectively.
        The additional shares to be sold under this option may, at the discretion of DuPont, be sold either by the Company or DuPont or a combination of the Company and DuPont. If the U.S. Underwriters exercise such option in full, and the shares are sold only by the Company, the
        proceeds to the Company will be $        . If such shares are sold only
        by DuPont, the Company will not receive any of the proceeds from the sale of such shares by DuPont. The actual option granted by the Company and/or DuPont will be described in the final prospectus. See "Underwriters."

                            ------------------------

    The Class A Common Stock is offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein and, subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters, and to certain other conditions. It is expected that delivery of the Class A Common
Stock will be made on or about              , 1998 at the offices of Morgan
Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                    CREDIT SUISSE FIRST BOSTON
                                      GOLDMAN, SACHS & CO.
                                                    MERRILL LYNCH & CO.

J.P. MORGAN & CO.                                           SALOMON SMITH BARNEY

BT ALEX. BROWN                                               SCHRODER & CO. INC.
               , 1998

     NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE CLASS A COMMON STOCK AND THE RIGHTS OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY WILL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                            ------------------------

     UNTIL             , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERINGS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     In addition to the Offerings, this Prospectus also relates to the offering to Conoco employees of options to purchase Class A Common Stock and stock appreciation rights with respect to Class A Common Stock upon surrender by such employees of their options to purchase common stock of DuPont and of stock appreciation rights with respect to DuPont common stock. See
"Management -- Treatment of Outstanding Stock Options and Stock Appreciation Rights."
                            ------------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Class A Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Class A Common Stock and the distribution of this Prospectus.

     References to "dollars" and "$" in this Prospectus are to United States dollars.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    5
Risk Factors..........................   17
Use of Proceeds.......................   23
Dividend Policy.......................   23
Capitalization........................   24
Selected Historical and Pro Forma
  Financial Information...............   25
Pro Forma Combined Financial
  Statements..........................   28
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   36
Business..............................   56
Management............................   85
Arrangements between the Company and
  DuPont..............................  108



                                        PAGE
                                        ----
Principal Stockholder.................  114
Description of Capital Stock..........  115
Shares Eligible for Future Sale.......  124
Certain Material United States Federal
  Tax Considerations for Non-U.S.
  Holders of Class A Common Stock.....  125
Underwriters..........................  127
Legal Matters.........................  131
Experts...............................  131
Available Information.................  131
Index to Combined Financial
  Statements..........................  F-1
Annex A -- Report of DeGolyer and
  MacNaughton.........................  A-1

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT THE CLASS A COMMON STOCK IN CONNECTION WITH THE OFFERINGS, AND MAY BID FOR AND PURCHASE THE SHARES OF CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This Prospectus contains forward-looking statements relating to the Company's operations that are based on management's current expectations, estimates and projections about the Company and the petroleum industry. Words such as "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements.

     Factors that could cause actual results to differ materially include, but are not limited to, crude oil and natural gas prices; refining and marketing margins; potential failure to achieve expected production from existing and future oil and gas development projects; lack of exploration success; potential disruption or interruption of the Company's production facilities due to accidents or political events; international monetary conditions and exchange controls; potential liability for remedial actions under existing or future environmental regulations; and potential liability resulting from pending or future litigation. In addition, such statements could be affected by general domestic and international economic and political conditions. See "Risk Factors."

                          ORGANIZATION OF THE COMPANY

     Since 1981, business operations of the Company have been conducted by various entities owned directly or indirectly by DuPont. Prior to the Offerings, these operations will have been substantially reorganized and, as of the Offerings, certain entities and, in some cases, assets, liabilities, and related operations will be transferred between the Company and DuPont. See "Arrangements Between the Company and DuPont." Unless the context otherwise indicates, references in this Prospectus to "Conoco" or the "Company" are references to Conoco Inc. (formerly Conoco Energy Company), its wholly owned and majority owned subsidiaries (collectively, the "Combined Subsidiaries"), and its ownership interest in equity affiliates (corporate entities, partnerships, limited liability companies and other ventures in which Conoco exerts significant influence by virtue of its ownership interest, typically between 20 and 50 percent). Unless the context otherwise indicates, references in this Prospectus to "DuPont" are references to E.I. du Pont de Nemours and Company and its consolidated subsidiaries. Financial information included herein is presented in accordance with Generally Accepted Accounting Principles and accounts for the Company's interests in equity affiliates using the equity method of accounting.

     Unless otherwise indicated or unless the context otherwise requires, all information in this Prospectus: (i) gives effect to the amendment to the Company's Certificate of Incorporation to change the Company's authorized capital stock to Class A Common Stock, par value $.01 per share, Class B Common Stock, par value $.01 per share, and Preferred Stock, par value $.01 per share ("Preferred Stock"), and (ii) gives effect to the conversion of each outstanding share of the Company's current common stock, par value $.01 per share, into shares of its newly created Class B Common Stock. References in this Prospectus to "Common Stock" are to the Class A Common Stock and Class B Common Stock of the Company. See "Description of Capital Stock."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus (i) gives effect to the transactions described below under "-- Separation from DuPont" and (ii) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Conoco is a major, integrated, international energy company operating in 40 countries worldwide. The Company was founded in 1875 and acquired by DuPont in 1981 and is involved in both the "Upstream" and "Downstream" segments of the petroleum business. Upstream activities include exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. As of December 31, 1997, Conoco had proved worldwide reserves of 2.6 billion barrels of oil equivalent ("BOE"), 38 percent of which were natural gas. Conoco owns or has equity interests in nine refineries worldwide, with a total crude oil and condensate processing capacity of approximately 799,000 barrels per day (including the new Melaka refinery in Malaysia, which Conoco expects will be completed in the fourth quarter of 1998). The Company also has a marketing network of approximately 7,900 outlets in the United States, Europe and Asia. Based on public filings, for the year ended December 31, 1997, Conoco ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, eleventh in the production of natural gas and eighth in refining throughput. Over that same period, Conoco reported net income of $1,097 million on total revenues of $26.3 billion, representing a 27 percent improvement in net income over the prior year.

UPSTREAM

     Conoco has ownership interests in producing properties in the United States, Canada, the United Kingdom, Norway, Venezuela, Indonesia, the United Arab Emirates, Russia and Nigeria. For the year ended December 31, 1997, North America and Western Europe represented 29 percent and 36 percent, respectively, of total reserves and 45 percent and 38 percent, respectively, of total production. Conoco's interest in proved reserves from the Petrozuata joint venture in Venezuela represented 26 percent of the Company's total reserves as of December 31, 1997.

     In 1997, the Company's production averaged 654,000 BOE per day, consisting of 453,000 barrels of petroleum liquids (including natural gas liquids from gas plant ownership) and 1.2 billion cubic feet of natural gas per day. Based on 1997 annual production of 209 million BOE (excluding natural gas liquids from gas plant ownership), the Company had a reserve life of 12.4 years as of December 31, 1997. Over the last five years, Conoco has replaced an average of 190 percent of the crude oil and natural gas it has produced each year. In addition, Conoco has concentrated on improving its Upstream portfolio by lowering costs, consolidating operations, rationalizing assets and refocusing its exploration efforts. Over the past five years, Conoco has sold hundreds of small, marginal interests, reducing the number of fields in which it owns an interest from approximately 700 in 1990 to 136 as of June 30, 1998, while maintaining production essentially constant on a BOE basis. At the same time, Conoco has increased its profitability on a BOE basis.

     As Conoco has reduced its marginal interests, it has increased its share of larger, longer-lived and more profitable projects. The Company believes these projects will contribute to 1999 production and significantly increase Conoco's production rates over current levels in future years. In North America, these projects include development of the Lobo trend in South Texas and the Ursa field in the Gulf of Mexico. In 1997, the Company substantially increased its holdings in the Lobo trend in South Texas through the acquisition of approximately $0.9 billion of natural gas properties and transportation assets (the "Lobo Acquisition"). Since June 30, 1997, gross natural gas production from Conoco's Lobo trend assets has increased from approximately 450 million cubic feet per day to approximately 700 million cubic feet per day at June 30, 1998. The Company expects to spend $1 billion between 1997 and 2002 to develop its leases in the Lobo trend. Conoco also has a 16 percent interest in the Shell-operated Ursa field ("Ursa"), one of the largest discoveries to date in the deepwater Gulf of Mexico. The Company expects first production from Ursa in mid-1999 and that peak gross production from Ursa will be 150,000 barrels of petroleum liquids and 400 million cubic feet of natural gas per day. Conoco also has significant producing properties in the San Juan Basin in New Mexico, the Permian Basin in West Texas, the foothills east of the Canadian Rocky Mountains and the Central Appalachian Basin in Virginia. The Company also ranks as the fourth largest natural gas liquids ("NGLs") producer in the United States with ownership interests in 25 plants located in Colorado, Louisiana, New Mexico, Oklahoma and Texas.

     Conoco has a significant portfolio of producing properties, discoveries and near term development projects in the United Kingdom and Norway. Conoco has a 42 percent ownership interest in the Britannia field ("Britannia"), one of the largest natural gas fields in the United Kingdom sector of the North Sea, which Conoco operates jointly with Chevron. First production from Britannia occurred in August 1998 and the Company estimates that the field will have a production life of 30 years. The Company believes that Britannia has the potential to produce between 650 and 740 million cubic feet of natural gas per day (gross). Conoco also has an 18.125 percent interest in the Heidrun field in Norway, where production began in 1995 and is currently averaging 205,000 barrels of petroleum liquids per day (gross). Conoco was the operator for the construction and installation of the Heidrun tension leg platform. In addition to Conoco's interests in Britannia and Heidrun, Conoco also has interests in a number of other offshore fields including the Miller, Statfjord, Alba, MacCulloch, Banff, Viking, Vulcan and Murdoch fields and the Clair discovery in the United Kingdom and the Statfjord and Troll fields in Norway. Clair, which is operated by British Petroleum, is one of the largest undeveloped oil discoveries in Western Europe. Conoco operates the MacCulloch and Banff fields, both of which will employ innovative floating production, storage and offtake ("FPSO") technology. Conoco is also the sixth largest oil producer in Norway.

     In Venezuela, Conoco holds a 50.1 percent non-controlling equity interest in Petrozuata C.A. ("Petrozuata"), a joint venture with PDVSA Petroleo y Gas S.A., a subsidiary of Petroleos de Venezuela ("PDVSA"), the national oil company of the Republic of Venezuela. Petrozuata, the first venture of its kind in Venezuela, will upgrade extra heavy crude oil into a lighter, partially processed refinery feedstock similar to crude oil ("Synthetic Crude") and by-products using the Company's proprietary delayed coking technology. The Petrozuata joint venture agreement has a 35-year term and Conoco's equity interest in proved reserves from Petrozuata is 680 million barrels of oil, representing 26 percent of the Company's total reserves at December 31, 1997. Petrozuata began producing extra heavy crude oil in August 1998 and the Company expects Petrozuata to have production of 120,000 barrels per day (gross) by the time the project's upgrading facility becomes operational.

     Conoco is also working to expand its existing operations in the Asia Pacific and Russia/Caspian Sea regions into additional major business areas. In Asia Pacific, Conoco is the operator under a production sharing contract relating to Block B of the Indonesian sector of the Natuna Sea, which the Company believes may contain in excess of one trillion cubic feet of natural gas (Conoco's interest in the Block B production sharing contract is 40 percent). The Company is one of several companies party to an agreement with Pertamina, the Indonesian state oil company, pursuant to which Conoco and other companies in the region intend to jointly market natural gas from Natuna to companies in Singapore, assuming satisfaction of certain conditions. In Russia, Conoco has signed a memorandum of understanding with OAO Lukoil ("Lukoil"), the Russian Federation's largest oil company, to jointly study the development of petroleum reserves in the 1.2 million acre block known as the Northern Territories in the Timan-Pechora region in Northern Russia, which includes the large undeveloped Yuzhno Khilchuyu oilfield. Such a development would complement the Company's producing Polar Lights joint venture, the first joint venture between Russia and a Western oil company to develop a major new oil field.

     Since 1996, Conoco has pursued and continues to implement an exploration strategy focused on acquiring large acreage positions in areas that are relatively under-explored. The purpose of these acreage acquisitions has been to establish Conoco at an early stage in areas that have the potential for large discoveries. Conoco has acquired significant acreage in the deepwater Gulf of Mexico, the Atlantic Margin of the North Sea, the La

Luna trend in Northern South America and the Caribbean, and selected basins in the Asia Pacific region. Conoco has applied 3D seismic and other technologies to evaluate its acreage, and has recently begun drilling programs to test the potential of this acreage. Conoco is the seventh largest leaseholder in the deepwater Gulf of Mexico, with interests in 271 leases in over 1,000 feet of water. Conoco has a 100 percent interest in 130 of these leases and jointly owns 76 of the remaining leases on a 50/50 basis with Shell. In late 1998, Conoco intends to commence a five-year, $400 million deepwater drilling program in the Gulf of Mexico with one of two highly sophisticated drillships being constructed for joint ventures between Conoco and R&B Falcon Corporation.

     For the year ended December 31, 1997, Upstream reported earnings of $884 million, up 30 percent from 1996, on sales and other operating revenues of $5.3 billion. Capital investments, including the Lobo Acquisition, were $2.5 billion in 1997 and are expected to be $1.8 billion in 1998, with the largest expenditures being made in the continued development of the Lobo trend, Britannia, Petrozuata and Ursa.

DOWNSTREAM

     The Company's Downstream activities are predominately located in North America and Europe, with additional operations being developed in the Asia Pacific region. The Company operates four wholly owned refineries in the United States and one in the United Kingdom. It also has equity interests in one refinery in Germany, two refineries in the Czech Republic and the Melaka refinery, which is nearing completion in Malaysia. Total refined product sales were approximately one million barrels per day in 1997. Marketing activities include selling gasoline, diesel fuels and motor oils under the "Conoco", "Jet", "Seca" and other brand names through approximately 4,900 outlets in the United States, 2,900 outlets in Europe and 100 outlets in Asia. Approximately 23 percent of these outlets are Company-owned.


     Conoco has significantly improved its competitive position by increasing asset utilization and reducing overhead and operating costs. The Company instituted major efficiency enhancing projects at its principal refineries in both the U.S. and Europe. The Company's Humber refinery in the United Kingdom and the Company's joint venture OMW refinery in Germany (in which the Company owned a 25 percent interest) were ranked in the top quartile of European refineries in 1996 (in the net margin, return on investment, processing efficiency and volumetric expansion categories) by Solomon Associates, an independent benchmarking company. This ranking was based on both financial and operating performance. This competitive position was further improved through synergies gained by formation of the MiRO joint venture (an 18.75 percent Company interest), which combined the OMW refinery with a neighboring Esso refinery.



     Downstream's principal strengths include the processing of heavy, high sulfur and acidic crudes, upgrading bottom-of-the-barrel feedstocks via coking technology, running low-cost, high-volume retail marketing operations and developing specialty products. Approximately 50 percent of the Company's worldwide refining capacity is designed to process heavy, high sulfur crude. This allows the Company to purchase cheaper grades of crude oil with high levels of sulfur and to process them into high grade petroleum products. Recent investments designed to capitalize on these strengths include Excel Paralubes, a 50/50 joint venture between the Company and Pennzoil Company ("Pennzoil"), which recently completed construction of a $500 million lube oil hydrocracker at the Company's Lake Charles, Louisiana, refinery that produces hydrocracked base oil. The Company made $250 million in improvements in the Lake Charles refinery to facilitate this project. The Company also recently upgraded its refinery in the United Kingdom to process acidic North Sea crude oils. Recent expansion projects include the Company's new joint venture refinery in Melaka, Malaysia (in which the Company has a 40 percent interest) which will have a gross refining capacity of 100,000 barrels per day. Startup of the Melaka refinery was initiated in August 1998 with the commissioning of the crude unit. A staggered startup of the other units in the refinery will occur between August and November 1998. By developing and applying its coking technology to nearly all of its refineries, the Company has become a world leader in the petroleum coke market and the manufacture of specialty cokes for use in the steel and aluminum industries. The Company has also established a marketing presence in Central and Eastern Europe, and Southeast Asia, where it is a leading operator of low-cost, high-volume retail stations.

     For the year ended December 31, 1997, Downstream reported earnings of $307 million, up 6 percent from 1996, on sales and other operating revenues of $20.0 billion. Downstream capital investments were $558 million in 1997. The Company expects to make capital investments of approximately $600 million in 1998, primarily relating to the completion of the Melaka refinery, expansion of European and Asian retail operations and the upgrading of its U.S. and European refineries, including initial work at Lake Charles to facilitate the processing of Petrozuata Synthetic Crude.

BUSINESS STRATEGY

     Conoco intends to pursue a growth-oriented business strategy by: (a) exploiting growth opportunities where Conoco has existing major areas of operation, (b) creating at least two new major business areas in Northern South America and the Caribbean, and the Asia Pacific, Middle East or Russia/Caspian Sea regions and (c) continuing to improve the profitability, efficiency and effectiveness of its existing operations. Specifically, the Company intends to:

     - Manage its portfolio to increase the proportion of Upstream assets relative to Downstream assets and the proportion of large-scale, long-lived, early-life cycle assets relative to mature assets.

     - Achieve significant near-term production growth through the implementation of large-scale projects such as Petrozuata, Britannia, Lobo and Ursa.

     - Seek opportunities created by worldwide privatizations and the opening of new markets previously closed to private investment.

     - Apply its strengths in carbon upgrading, project management, deepwater technology, natural gas processing, seismic processing and interpretation, and the ability to present integrated Upstream/ Downstream solutions to host governments and other institutions in new and emerging markets.

     - Pursue exploration activities that have significant value creation potential by concentrating on areas that are under-explored.

     - Capitalize on the Company's ability to convert low-cost, heavy, high sulfur and acidic crude oils into high-value light oil products.

     - Continuously rationalize its asset base, contain costs, optimize its investment portfolio, and improve operating reliability.

In all of its activities, the Company will strive to act in accordance with its core values: operating safely, protecting the environment, acting ethically and valuing all people.

                                 THE OFFERINGS

Class A Common Stock
  offered:(1)

  U.S. Offering............             shares

  International Offering...             shares

     Total.................             shares

Common Stock to be
outstanding after the
  Offerings(1)(2)

  Class A Common Stock.....             shares

  Class B Common Stock.....             shares

     Total.................             shares

Use of proceeds............  The net proceeds of approximately $        million
                             to be received by the Company from the Offerings will be used to repay outstanding indebtedness owed to DuPont. See "Use of Proceeds."


Dividend policy............  The Company currently intends to pay quarterly cash
                             dividends of $     per share of Class A Common
                             Stock and Class B Common Stock, subject to financial results and declaration by the Board of Directors. The Company expects to pay an initial dividend in March 1999 (anticipated to be $ per share) representing a pro rata dividend for the period from the date of the Offerings to December 31, 1998. There can be no assurance, however, that this dividend or any future dividends will be declared or paid. See "Dividend Policy."


Voting Rights

  Class A Common Stock.....  1 vote per share

  Class B Common Stock.....  5 votes per share

Other Common Stock
Provisions.................  Apart from the different voting rights described above, the holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that the holders of Class A Common Stock are not eligible to vote on any alteration of the powers, preferences or special rights of the Class B Common Stock that would not adversely affect the Class A Common Stock. See "Description of Capital Stock."

Proposed NYSE symbol.......  "CLL"

Rights.....................  One Right will be attached to each share of Class A
                             Common Stock sold in the Offerings. See
                             "Description of Capital Stock -- Anti-Takeover Effects of Certain Certificate and By-Law Provisions -- Rights Plan."

Risk factors...............  Prospective investors should consider carefully the matters set forth under the caption "Risk Factors," as well as the other information set forth in this Prospectus, including the uncertainty of supply and demand in the crude oil, natural gas and refined products markets, the volatility of crude oil, natural gas and refined product prices, the possibility of sustained depressed prices, the Company's need to replace its crude oil and natural gas reserves depleted through production, the uncertainty of the Company's estimates of its proved reserves, control of the Company by DuPont, changes in the Company's ongoing
                             relationship with DuPont, competition, drilling risks, operating hazards, potential disruption or interruption of the Company's production or refining facilities due to political events, international monetary conditions and exchange controls, the potential adverse effects of disparate voting rights of two classes of Common Stock, the impact of environmental and other governmental regulation, certain anti-takeover provisions in the Company's Certificate of Incorporation and By-laws, the absence of a prior public market for the Class A Common Stock, and the presence of a significant number of shares of Common Stock which are eligible for future sale by DuPont.
---------------

(1) Assumes that the U.S. Underwriters do not exercise their over-allotment
    option to purchase up to an aggregate of                additional shares of
    Class A Common Stock.


(2) Does not include                shares of Class A Common Stock that will be
    issuable in connection with Common Stock-based employee benefit awards awarded at the time of the Offerings (not all of which will be immediately exercisable), and other Common Stock-based employee benefit awards that will be issued upon cancellation of DuPont Stock Options and DuPont SARs (as defined herein). See "Management -- Compensation of Executive Officers" and "-- Treatment of Outstanding Stock Options and Stock Appreciation Rights."

                             SEPARATION FROM DUPONT

     Since 1981, the Company's business operations have been conducted by various entities owned directly or indirectly by DuPont. In May 1998, DuPont and the Company announced their intention to create a separate company composed of the oil and gas businesses and operations that will comprise the Company after the Offerings, and the associated assets and liabilities of such businesses and operations (the "Separation"). The Company believes that the Separation will be substantially completed, including the transfer of substantially all of such assets and liabilities, by the date of the Offerings. DuPont has advised the Company that it expects to fully divest its ownership interest in the Company over time. The determination as to the form and timing of such divestiture will be based on financial and business considerations and prevailing market conditions. The form of divestiture could include further stock offerings, a distribution to DuPont's stockholders of DuPont's remaining shares of Common Stock (commonly referred to as a "spin-off"), the sale of all or a portion of DuPont's shares of Common Stock to one or more third parties or a combination of the foregoing.

     The Separation is intended to establish the Company as a stand-alone entity with objectives separate from those of DuPont. DuPont and the Company believe that the Separation will (a) create a structure which will enable the Company to have better access to capital markets, (b) permit the Company to adopt a more aggressive investment program in new and capital-intensive oil and gas projects,
(c) facilitate future partnerships and other arrangements with other entities in the oil and gas business, (d) allow the Company to offer incentives to its employees that are more closely linked to the Company's performance and (e) facilitate comparisons with other major, international integrated energy companies.

     After completion of the Offerings, DuPont will own 100 percent of the outstanding Class B Common Stock, which will represent approximately percent of the combined voting power of all classes of voting stock of the Company. See "Principal Stockholder." Until such time as DuPont holds less than 50 percent of the voting power of outstanding common stock of the Company, DuPont will be able to control the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions. See "Risk Factors -- Control by DuPont; Potential Conflicts of Interest."

     Historically, the Company and its business operations have derived tangible and intangible benefits from being owned by DuPont. The Company and DuPont have entered into certain ancillary agreements which govern various interim and ongoing relationships between the two companies, including agreements with respect to employee benefit arrangements, information management, the provision of interim services, financing arrangements, tax sharing, environmental liabilities and various commercial arrangements, such as the supply of natural gas by the Company to DuPont. While these agreements will continue to benefit the Company, the Company is only entitled to the ongoing assistance of DuPont for a limited time and it may not enjoy benefits from its relationship with DuPont beyond the term of the agreements. These agreements were developed in connection with the Separation and were not the result of arm's-length negotiations between independent parties. See "Risk Factors -- Limited Operating History; Limited Relevance of Historical Financial Information" and "Arrangements Between the Company and DuPont."


     In July 1998, a dividend of $7.5 billion was paid by the Company to DuPont in the form of a promissory note. The promissory note is due January 2, 2000 and bears interest at an annual interest rate of 6.0125 percent. The Company will
use the first $     billion of net proceeds of the Offerings and its cash and
cash equivalents in excess of $225 million to repay, in part, the promissory note.


     DuPont has historically guaranteed certain obligations and liabilities of the Company and its subsidiaries and affiliates. Certain of these guarantees will remain in place after the Separation pursuant to their terms. The Company will indemnify DuPont for any liabilities DuPont may incur pursuant to these guarantees.

     Certain international assets relating primarily to the business of DuPont may be held by the Company or its subsidiaries at the closing of the Offerings pending receipt of consents or other approval or satisfaction of other applicable foreign requirements necessary for the transfer of such assets to DuPont. In addition, certain international assets relating primarily to the business of the Company may be held by DuPont or other of its subsidiaries at the closing of the Offerings pending receipt of consents or approvals or satisfaction of other applicable foreign requirements necessary for the transfer of such assets to the Company. The financial and other information included herein assumes the consummation of all such transactions. Additionally, such information reflects the inclusion of certain subsidiaries of DuPont which will not be owned by the Company as of the closing of the Offerings and which DuPont will not thereafter be obligated to transfer to the Company. DuPont and the Company intend to negotiate for the sale of such subsidiaries within the six months following the Offerings at a purchase price equal to their then fair market value. DuPont and the Company estimate that the fair market value of such subsidiaries at August 1998, is approximately $20 million and cannot predict at what price any such sale may occur. All of the above subsidiaries, which are immaterial to total assets and results of operations of the Company, have been included in the Combined Financial Statements.


     Certain pension assets will be held in trust with the DuPont Pension and Retirement Plan until the date on which DuPont ceases to own securities representing 80 percent or more of the voting power and ceases to own securities representing 80 percent or more of the economic value of all of the outstanding shares of Common Stock, on which date the Company will adopt a qualified defined benefit retirement plan. In this event, the trust associated with the Company plan will receive, assuming satisfaction of certain conditions, a transfer of assets and liabilities on behalf of the Company's current and former employees from the DuPont Pension and Retirement Plan. Other employee benefit trusts established by the Company will continue following the Separation.


     The Separation Agreement (as defined in "Arrangements Between the Company and DuPont") provides that the Company will, subject to certain exceptions, apply the net proceeds of any additional indebtedness or the issuance of equity securities by the Company, including the net proceeds of the Offerings, to repay debt owed to DuPont.

     Generally, all one-time costs, including fees and taxes, directly relating to the Offerings or the Separation are to be paid by DuPont under the terms of the Separation Agreement.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary combined historical and pro forma financial data of the Company as of the dates and for the periods indicated. The statement of income data for each of the years in the three-year period ended December 31, 1997, and the historical balance sheet data as of December 31, 1996 and 1997, have been derived from the Combined Financial Statements audited by PricewaterhouseCoopers LLP, independent accountants. The statement of income data for the years ended December 31, 1993 and 1994, and the six months ended June 30, 1997 and 1998, and the historical balance sheet data as of December 31, 1993, 1994, 1995, and June 30, 1998 are based on the accounting records of DuPont which, in the opinion of the Company's management, include all adjustments necessary for the fair presentation of the financial position at such dates and the results of operations for such respective interim periods. The results for the six months ended June 30, 1998, are not necessarily indicative of results to be expected for the full fiscal year or any interim period. The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented.

     The pro forma financial data have been derived from the Pro Forma Combined Financial Statements which were prepared by the Company to illustrate the estimated effects of the Offerings and related transactions described in the Notes to the Pro Forma Combined Financial Statements as if the Offerings and related transactions had occurred as of the beginning of the periods presented, for purposes of the pro forma combined statements of income and as of June 30, 1998, for purposes of the pro forma combined balance sheet. In addition, the Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of the Company would actually have been if the Offerings and related transactions had in fact occurred on such dates or to project the results of operations or financial position of the Company for any future period or date. The following data should be read in conjunction with, and are qualified by reference to, the Combined Financial Statements, the Interim Combined Financial Statements, the Pro Forma Combined Financial Statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

POST-OFFERINGS CHARGE


     Subject to completion of the Offerings, the Company and DuPont expect to give all current employees of the Company the option, subject to specific country tax and legal requirements, to participate in a program (the "Option Program") involving the cancellation of all or part of their options to purchase DuPont common stock or appreciation rights ("SARs") with respect to DuPont common stock and the issuance by the Company upon such cancellation of comparable options to acquire Class A Common Stock, or SARs with respect to Class A Common Stock. Participation in the Option Program will be deemed a change in the terms of certain awards granted to Conoco employees. As a result, the Company will incur a non-cash charge to compensation expense, in the quarter the Offerings are completed, of approximately $100 to 200 million after-tax depending on the market price of DuPont common stock at the time of the cancellation and issuance and the number of outstanding Conoco employee options to purchase DuPont common stock canceled. Since the cancellation and issuance would be a one-time event occurring after the Offerings, the charge is not reflected in the Pro Forma financial information included in this Prospectus. See "Management -- Treatment of Outstanding Stock Options and Stock Appreciation Rights."

                                                                                                   PRO FORMA        PRO FORMA
                                                                                                  AS ADJUSTED    AS ADJUSTED FOR
                                                                              SIX MONTHS ENDED    FOR THE YEAR    THE SIX MONTHS
                                        YEAR ENDED DECEMBER 31                    JUNE 30,           ENDED            ENDED
                            -----------------------------------------------   -----------------   DECEMBER 31,       JUNE 30,
                             1993      1994      1995      1996      1997      1997      1998         1997             1998
                            -------   -------   -------   -------   -------   -------   -------   ------------   ----------------
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total Revenues(1).........  $19,687   $19,433   $20,518   $24,416   $26,263   $12,600   $11,486     $26,157          $11,424
Cost of Goods Sold and
  Other Operating
  Expenses................   11,349    10,640    11,146    14,560    16,226     7,667     6,754      16,218            6,748
Selling, General and
  Administrative
  Expenses................      651       679       728       755       726       355       370         726              370
Exploration Expenses......      361       357       331       404       457       192       176         457              176
Depreciation, Depletion
  and Amortization........    1,428     1,244     1,067     1,085     1,179       516       505       1,179              505
Taxes Other Than on
  Income(1)...............    4,652     5,477     5,823     5,637     5,532     2,669     2,896       5,532            2,896
Interest and Debt
  Expense.................       67        63        74        74        36        24         1         160               70
                            -------   -------   -------   -------   -------   -------   -------     -------          -------
Income Before Income
  Taxes...................    1,179       973     1,349     1,901     2,107     1,177       784       1,885              659
Provision for Income
  Taxes...................      424       551       774     1,038     1,010       590       254         932              221
                            -------   -------   -------   -------   -------   -------   -------     -------          -------
        Net Income(2).....  $   755   $   422   $   575   $   863   $ 1,097   $   587   $   530     $   953          $   438
                            =======   =======   =======   =======   =======   =======   =======     =======          =======
Segment Net Income:
Upstream..................  $   481   $   498   $   492   $   681   $   884   $   454   $   359
Downstream................      324       241       233       289       307       181       181
Corporate and Other(2)....      (50)     (317)     (150)     (107)      (94)      (48)      (10)
                            -------   -------   -------   -------   -------   -------   -------
                            $   755   $   422   $   575   $   863   $ 1,097   $   587   $   530
                            =======   =======   =======   =======   =======   =======   =======
Pro Forma Earnings Per
  Share:
  Basic...................
  Diluted.................
Pro Forma Weighted Average
  Shares Outstanding:
  Basic...................
  Diluted.................

---------------
(1) Includes petroleum excise taxes of $4,478, $5,291, $5,655, $5,461 and $5,349 for 1993 through 1997 and $2,577 and $2,806 for the first six months of 1997 and 1998, respectively.

(2) Includes after-tax exchange gains (losses) of $60, $(143), $(40), $(7), and $21 for 1993 through 1997 and $5 for both the first six months of 1997 and 1998, and $(25) for the pro forma as adjusted for 1997 and $(8) for the pro forma as adjusted for the first six months of 1998.


                                                                                                                       PRO FORMA
                                                                           DECEMBER 31                                AS ADJUSTED
                                                         -----------------------------------------------   JUNE 30,    JUNE 30,
                                                          1993      1994      1995      1996      1997       1998        1998
                                                         -------   -------   -------   -------   -------   --------   -----------
                                                                                      (IN MILLIONS)
BALANCE SHEET DATA:
Cash and Cash Equivalents..............................  $   271   $   319   $   286   $   846   $ 1,147   $   829      $   225
Working Capital........................................    1,893     1,790       999       862       567       276          294
Net Property, Plant and Equipment......................    9,473     9,522     9,758    10,082    10,828    11,048       11,048
Total Assets...........................................   14,809    15,271    14,229    15,226    17,062    17,164       15,420
Long-Term Borrowings -- Related Parties................    2,102     2,279     2,141     2,287     1,450     1,181           --
Long-Term Borrowings -- Other Related Party............       --        --        --        --        --        --        4,140
Other Long-Term Borrowings and Capital Lease
  Obligations..........................................      304       342        65       101       106       103          103
Owner's Net Investment and Accumulated Other
  Comprehensive Loss/Stockholders' Equity..............    7,462     7,274     6,754     6,579     7,896     8,223        4,631

OTHER DATA:
Cash Provided by Operations............................    2,132     2,143     1,924     2,396     2,876       548
Capital Expenditures and Investments...................    1,743     1,665     1,837     1,944     3,114     1,050

                                          1993     1994     1995     1996     1997
                                         ------   ------   ------   ------   ------
OPERATING DATA:
Proved Reserves at December 31(1):
  Oil (MMbbls)(2)......................     983      988      977      973    1,624
  Natural Gas (Bcf)....................   3,971    4,674    5,048    5,396    5,861
  Total Proved Reserves (MMBOE)(3).....   1,645    1,767    1,818    1,872    2,601
International Proved Reserves (% of
  Total)...............................      58%      61%      63%      65%      73%
Reserve Replacement Ratio(1)...........      89%     157%     127%     126%     448%
Reserve Life (years)(1)(4).............     7.7      8.2      9.3      8.9     12.4
Finding and Development Costs per
  BOE(1)(3)(5).........................  $ 6.79   $ 6.24   $ 5.39   $ 4.84   $ 3.63
Average Daily Production(1):
  Oil (Mbbls/day)(2)...................     434      436      424      454      453
  Natural Gas (MMcf/day)...............   1,301    1,327    1,126    1,211    1,203
  Total Production (MBOE/day)(3).......     651      657      612      656      654
Average Production Costs per
  BOE(3)(6)............................  $ 3.97   $ 3.59   $ 3.92   $ 3.84   $ 4.21
Refinery Capacity at December 31
  (Mbbls/day)(1)(7)....................     595      602      621      743      754
Refinery Utilization(7)................      95%      99%      97%      83%      91%
Total Refinery Inputs
  (Mbbls/day)(1)(8)....................     674      697      721      732      780
Sales of Refined Products
  (Mbbls/day)(1).......................     876      931      983      998    1,048
Retail Marketing Outlets at December
  31(9):
  United States .......................   5,008    5,196    5,125    4,976    4,903
  International........................   2,454    2,438    2,390    2,874    2,971

---------------

(1) Includes the Company's share of equity affiliates.

(2) Includes crude oil, condensate, and NGLs expected to be removed for the Company's account from its natural gas production. Average Daily Production also includes NGLs acquired through gas plant ownership of 67, 69, 78, 80, and 79 Mbbls/day for 1993 through 1997, respectively.

(3) 6,000 cubic feet of natural gas = one barrel-of-oil-equivalent (BOE).

(4) Total Proved Reserves at December 31 divided by annual production for the year ended December 31, excluding NGLs from gas plant ownership.

(5) Finding and development costs per BOE represent a trailing five-year average for each year displayed.

(6) Excludes equity affiliates and processed NGLs.

(7) Based on capacity to process crude oil and condensate (excludes other feedstocks).

(8) Includes crude oil, condensate and other feedstocks.

(9) Represents outlets owned by the Company and others that sell the Company's refined products.

                              SUMMARY RESERVE DATA

     The following table sets forth summary information as of the dates indicated with respect to the estimated proved reserves of oil and natural gas of the Company at year-end for 1996 and 1997. Unless otherwise noted, all information in this Prospectus relating to oil and natural gas reserves is based upon estimates prepared by the Company and reflects the Company's net interest after royalties. At the request of the Company, DeGolyer and MacNaughton, independent petroleum engineering consultants, carried out an independent evaluation of the reserves of selected properties representing approximately 80 percent in present value of the Company's reserves at December 31, 1997. The results obtained by DeGolyer and MacNaughton with respect to reserves at December 31, 1997 do not show significant differences from those reported by the Company. DeGolyer and MacNaughton has delivered to the Company a summary letter report describing its procedures and conclusions, a copy of which appears as Annex A hereto. See "Risk Factors -- Uncertainty of Estimates of Proved Reserves" and "Business -- Upstream -- Oil and Natural Gas Reserves."

                                                              PROVED RESERVES
                                                               AT DECEMBER 31
                                                              ----------------    % INCREASE
                                                               1996      1997     (DECREASE)
                                                              ------    ------    ----------
                                                               (NET AFTER ROYALTY BASIS)(1)
United States
  Oil (MMbbls)(2)...........................................    299       277         (7)
  Natural Gas (Bcf).........................................  2,155     2,605         21
                                                              -----     -----
  Total proved reserves (MMBOE)(3)..........................    658       711          8
International
  Oil (MMbbls)(2)...........................................    674     1,347        100
  Natural Gas (Bcf).........................................  3,241     3,256
                                                              -----     -----
  Total proved reserves (MMBOE)(3)..........................  1,214     1,890         56
Worldwide
  Total proved reserves (MMBOE)(3)..........................  1,872     2,601         39
                                                              =====     =====        ===

---------------

(1) Includes the Company's share of equity affiliate reserves.

(2) Reserves comprise crude oil, condensate and NGLs expected to be removed for the Company's account from its natural gas production.

(3) 6,000 cubic feet of natural gas = one barrel-of-oil-equivalent (BOE).

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should consider carefully the following risk factors in addition to the other information contained herein. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors.

VOLATILITY OF OIL AND GAS PRICES; RECENT SUBSTANTIAL PRICE DECLINE

     The Company's profitability will be determined in large part by the difference between the prices received for the natural gas, natural gas liquids, crude oil and refined products produced by the Company and the costs of finding, developing, producing, refining and marketing these resources. Prices for crude oil, natural gas, and refined products are subject to wide fluctuation in response to changes in global and regional supply over which the Company has no control, including political developments and the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other producing nations to set and maintain production levels and prices. Prices for crude oil, natural gas and refined products are also affected by changes in demand for these products, which may result from global events beyond the Company's control, as well as supply and demand in industrial markets, such as the steel and aluminum markets. Reduced Asian demand, as a result of the recent economic downturn in Asia, has negatively affected crude oil and product prices elsewhere, including in the Company's core markets. Even relatively modest declines in crude oil and natural gas prices and refined product margins may adversely affect the Company's financial condition, liquidity, and results of operations. A substantial decline in crude oil prices occurred in late 1997 and is continuing in 1998. Recently, West Texas Intermediate crude oil prices fell to 12-year lows as measured in absolute dollars (and 25-year lows as measured in inflation-adjusted dollars), closing at $11.58 a barrel on June 15, 1998. Lower oil and natural gas prices may reduce the amount of oil and natural gas the Company can produce economically, and existing contracts that the Company has entered into may become uneconomical as a result of changing prices. From time to time, the Company may attempt to mitigate the effect of price fluctuations by hedging specific exposures, although there can be no assurance that these efforts will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF GLOBAL OPERATIONS


     Local political and economic factors in international markets over which the Company has no control may have a material adverse effect on the Company's financial condition and results of operations. Approximately 40 percent of the Company's sales in 1997 were derived from markets outside the United States. The Company conducts exploration and production operations in 18 countries including the United States, Canada, the United Kingdom, Norway, Venezuela, the United Arab Emirates, Indonesia, Russia and Nigeria. The Company has interests in refineries located in the United Kingdom, Germany, the Czech Republic and Malaysia, and conducts marketing and crude oil supply operations in foreign countries, primarily in Europe and Southeast Asia. Risks associated with operations in international markets also include changes in foreign governmental policies, and other political, economic or diplomatic developments which are not within the control of the Company, including changes in crude oil, natural gas or refined product pricing policies, taxation policies, changing political conditions and international monetary fluctuations. Recent turmoil in regions such as Russia and Southeast Asia has subjected the Company's operations there to increased risk of political and economic instability, the risks of war, embargoes and expropriation and nationalization with or without compensation, confiscatory taxation, renegotiation or nullification of existing concessions and contracts, and increased risks of fluctuating currency values, hard currency shortages and currency controls. Civil unrest and changes in government are also potential hazards.


     The profitability of the Company's operations (both domestic and international) is similarly exposed to risks due to actions of the United States government through tax and other legislation, executive order and commercial restrictions. Various agencies of the United States and other governments have from time to time imposed restrictions on the Company's ability to operate in or gain attractive opportunities in various countries. Actions by both the United States and host governments have affected operations significantly in the past and will continue to do so in the future.


     The Company is also exposed to fluctuations in foreign currency exchange rates. The Company does not intend to comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge certain working capital balances, firm commitments, cash returns from affiliates and certain tax payments. There can be no assurance that these efforts will be successful.



CONTROL BY DUPONT; POTENTIAL CONFLICTS OF INTEREST



     After completion of the Offerings, DuPont will own approximately   percent
of the Company's outstanding Common Stock, and approximately   percent of the
combined voting power of all classes of voting stock of the Company. After the Offerings, through its ability to elect the majority of the Board of Directors of the Company, DuPont will be in a position to continue to control all matters affecting the Company, including the composition of the Board of Directors and, through it, any determination with respect to the direction and policies of the Company, acquisition or disposition of assets, future issuances of Common Stock or other securities of the Company, the Company's incurrence of debt, and any dividend payable on the Common Stock. See "Principal Stockholder."



     Conflicts of interest may arise between the Company and DuPont in a number of areas relating to their past and ongoing relationships including the nature, quality and pricing of services rendered by the Company to DuPont or by DuPont to the Company, potential competitive business activities, shared marketing functions, tax and employee benefit matters, indemnity agreements, sales or distributions by DuPont of all or any portion of its ownership interest in the Company, or DuPont's ability to control the management and affairs of the Company. The Company's Chairman of the Board, Edgar S. Woolard, Jr., its President and Chief Executive Officer, Archie W. Dunham, and its director nominee, William K. Reilly, currently serve, and will continue to serve after the closing of the Offerings, as directors of DuPont. Gary M. Pfeiffer, a director of the Company, is also an officer of DuPont. For purposes of governing their on-going relationship, the Company and DuPont have or will enter into various agreements involving the provision of services such as natural gas and gas liquids supply, cash management and other financial services, purchasing, legal, and computer services. It is the policy of Conoco and DuPont that such services will generally be provided on terms and conditions comparable to those granted to an unaffiliated third party for similar services. However, because these agreements were negotiated in the context of a parent-subsidiary relationship, there can be no assurance that these agreements, or the transactions provided for therein, will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. There can be no assurance that DuPont and the Company will be able to resolve any potential conflict or that, if resolved, the Company would not receive more favorable resolution if it were dealing with an unaffiliated party. See "Prospectus Summary -- Separation from DuPont" and "Arrangements Between the Company and DuPont."


UNCERTAINTY OF ESTIMATES OF PROVED RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The reserve data set forth in this Prospectus represent estimates only. Reservoir engineering is an inherently subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and future net cash flows are based on a number of variable factors and assumptions (some or all of which may prove to be incorrect over time) related to reserve performance that require evaluation by engineers interpreting the available geologic, engineering and economic data, as well as price and other economic factors, many of which may be beyond the control of the Company. The reliability of these estimates depends on the quality and quantity of technical and economic data, the production performance of the reservoirs and extensive engineering judgment. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions. Adverse changes in economic conditions may render it uneconomical to produce certain reserves. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See
"Business -- Upstream -- Oil and Natural Gas Reserves."

HIGHLY COMPETITIVE MARKET

     Each of the segments in which the Company operates is highly competitive. The Company's competitors include major integrated petroleum companies, state oil companies controlled by foreign governments, independent oil, natural gas, pipeline, refining and marketing companies and alternative fuel producers, many of which have larger financial and other resources than the Company.

     Upstream competes with numerous companies in the industry to find and obtain new sources of supply, and to produce oil and gas in a cost-effective and efficient manner. The Company also actively competes for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel. Downstream competitive factors include product improvement and new product development through research and technology, and efficient manufacturing and distribution systems. In the marketing phase of the business, competitive factors include site location, name recognition, customer loyalty, ease of access, store management, product selection, pricing, hours of operation, store safety, cleanliness, product promotions, product quality, customer programs, customer service and marketing.

RESERVE REPLACEMENT; DRILLING RISKS

     The Company's ability to achieve its growth objectives is highly dependent upon its level of success in finding, acquiring or gaining access to additional reserves. In general, the volume of production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's exploration and development activities expose it to inherent risks of drilling, including the risk that no economically productive natural gas or oil reservoirs will be encountered. The costs of drilling, completing and operating wells are often uncertain and numerous factors beyond the Company's control may cause drilling operations to be curtailed, delayed or cancelled. The Company's future drilling, exploration and acquisition activities may not be successful and, if unsuccessful, such failure would have an adverse effect on the Company's future results of operations and financial condition.

OPERATING HAZARDS

     The Company's operations are subject to certain operating hazards such as well blowouts, collapsed wells, explosions, uncontrolled flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, refinery explosions, surface or marine transportation incidents, pollution, releases of toxic gas and other environmental hazards and risks. In addition, the Company conducts significant operations offshore, which are subject to additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather. All such hazards could result in loss of human life, significant property and equipment damage, environmental pollution, impairment of operations and substantial losses to the Company. Such hazards have adversely affected the Company in the past, and litigation arising from a catastrophic occurrence in the future at one of the Company's locations may result in the Company being named as a defendant in lawsuits asserting potentially large claims. In addition, the Company is exposed to risks inherent in any business such as equipment failures, accidents, theft, strikes, protests and sabotage that could disrupt or interrupt operations. In accordance with customary industry practices, the Company maintains insurance against some, but not all, such risks and losses. See "Business -- Operating Hazards and Insurance."

ENVIRONMENTAL RISKS

     The Company incurs, and expects to continue to incur, substantial capital and operating costs to comply with various federal, state, local and foreign laws and regulations covering the discharge of material into the environment or otherwise relating to clean-up or protection of the environment, including costs to remediate certain contamination at various owned and previously owned facilities, as well as third-party sites where the Company's products or wastes have been handled or disposed. These regulatory requirements continue to increase in both number and complexity and affect the Company's operations with respect to, among other things: the discharge of pollutants into the environment; the handling, use, storage, transportation, disposal and clean-up of hazardous materials and hazardous and non-hazardous wastes; and the dismantlement, abandonment, and restoration of oil and gas properties and Company facilities at the end of their useful lives. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs, are significant. Estimated pre-tax environmental expenses charged to current operations totaled about $136 million, before insurance recoveries, in 1997, as compared to approximately $162 million in 1996 and $129 million in 1995. These expenses include remediation accruals, operating maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of certain other environmental activities. Capital expenditures for environmental control facilities totaled approximately $50 million in 1997, as compared to approximately $78 million in 1996 and $68 million in 1995. The Company estimates that capital expenditures for pollution control facilities will total approximately $51 million in 1998, and approximately $52 million in 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Expenditures." There can be no assurance that costs to comply with such requirements will not materially increase in the future. In addition, the U.S. Environmental Protection Agency (the "EPA") and other rulemaking bodies have from time to time changed minimum product specifications in such a manner as to require the Company to make major investments or incur significant additional operating expenses. Developments such as the adoption of new laws and regulations, the imposition of more onerous requirements in permits, increasingly strict enforcement of existing laws and regulations or the discovery of previously unknown contamination may require future expenditures to modify operations, install pollution control equipment, perform site clean-ups or curtail Conoco's operations. There can be no assurance that such future expenditures or curtailments will not have a material adverse effect on the Company. See "Business -- Environmental Regulation," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Environmental Expenditures" and Note 25 to the Combined Financial Statements.


GOVERNMENT REGULATION

     The Company's operations are subject to extensive government regulations which are subject to change from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, reports concerning operations, the spacing of wells, unitization and pooling of properties, gasoline formulation and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. Because legal requirements are frequently changed and subject to interpretation, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.

RISK OF YEAR 2000 NONCOMPLIANCE

     Many existing computer programs were designed and developed without considering the upcoming change in the century, which could lead to the failure of computer applications or create erroneous results by or at the year 2000. This issue is referred to as the "Year 2000 Issue." The Year 2000 Issue is a broad business issue, whose impact extends beyond traditional computer hardware and software to possible failure of automated plant systems and instrumentation, as well as to business third parties. Also, there can be no guarantee that third parties of business importance to Conoco will successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure such systems are Year 2000 compliant. Failure by the Company, third parties of business importance to the Company and/or other constituents such as governments to become Year 2000 compliant on a timely basis could have a material adverse effect on the Company's financial position and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

ADVERSE EFFECT ON VALUE AND LIQUIDITY OF CLASS A COMMON STOCK FROM DISPARATE VOTING RIGHTS OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     The differential in the voting rights of the Class A Common Stock and Class B Common Stock could adversely affect the value of the Class A Common Stock to the extent that investors or any potential future purchaser of the Company's Common Stock ascribes value to the superior voting rights of the Class B

Common Stock. The existence of two separate classes of Common Stock could result in less liquidity for either class of Common Stock than if there were only one class of Common Stock. The holders of Class A Common Stock and Class B Common Stock generally have identical rights except that (i) holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters to be voted on by stockholders and (ii) holders of Class A Common Stock are not eligible to vote on any alteration of the powers, preferences, or special rights of the Class B Common Stock that would not adversely affect the holders of Class A Common Stock. Holders of Class A Common Stock and Class B Common Stock are entitled to class votes on amendments to the Certificate that would alter or adversely affect the powers, preferences or special rights of the shares of their respective class. See "Description of Capital Stock."


LIMITED OPERATING HISTORY; LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION


     Since 1981, the Company's business operations have been conducted by various entities owned directly or indirectly by DuPont, and the Company has had no independent operating history. Following the Offerings, the Company will be required to supplement its financial, administrative and other resources to provide services necessary to operate successfully as an independent public company. In addition, the financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. The financial information included herein does not reflect many significant changes that will occur in the capital structure, funding and operations of the Company as a result of the Separation and the Offerings. See "Arrangements Between the Company and DuPont," "Pro Forma Combined Financial Statements" including the discussion of the assumptions reflected therein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the By-laws of the Company (the "By-laws"), the Rights and applicable provisions of the Delaware General Corporation Law (the "DGCL") contain various provisions that may inhibit the acquisition of control of the Company without the approval of the Company's Board of Directors. Certain provisions of the Certificate and the By-laws, among other things, classify the Company's Board of Directors into three classes, each of which (after an initial transition period) will serve for staggered three-year periods. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of Preferred Stock will be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting. The ability to issue Preferred Stock could have the effect of discouraging unsolicited acquisition proposals. In addition, the Board of Directors plans to adopt a Rights Plan providing for the issuance of Rights, which would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved in advance by the Company's Board of Directors. With certain exceptions, Section 203 of the DGCL imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15 percent or more of the Common Stock. In addition, certain provisions of the Certificate of Incorporation and By-laws (i) require advance notice for actions to be taken at annual meetings and director nominations, (ii) require mergers and certain other extraordinary corporate transactions in certain circumstances to meet certain fair price criteria and (iii) depending on DuPont's level of ownership, restrict the ability to remove directors without cause or for stockholders to take action by written consent or call special meetings of stockholders. See "Description of Capital Stock -- Anti-Takeover Effects of Certain Certificate and By-Law Provisions."


ABSENCE OF PRIOR PUBLIC MARKET FOR CLASS A COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE; NO ASSURANCE OF DIVIDENDS



     Prior to the Offerings, there has been no public market for the Class A Common Stock. Although the Class A Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, there can be no assurance that an active trading market will develop or continue upon completion of the Offerings, or that purchasers of the Class A Common Stock will be able to resell their Class A Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price of the Class A Common Stock will be determined by negotiations among DuPont, the Company and the representatives of the Underwriters and may not be indicative of either the actual value of the Company or the market price of the Class A Common Stock after the Offerings. The price at which the Class A Common Stock will trade in the public market after the Offering may be less than the initial public offering price. In addition, the market price of the Class A Common Stock could be subject to significant fluctuations in response to a number of factors, including variations in quarterly and yearly operating results, changes in crude oil and natural gas prices, the success of the Company's business strategy, competition, changes in government policies affecting the Company and market conditions for energy or petroleum stocks in general. Moreover, stock markets have recently experienced significant price and volume fluctuations unrelated or disproportionate to the operating performance of affected companies.


     The determination of the amount of cash dividends, if any, to be declared and paid will depend upon declaration by the Company's Board of Directors and upon the Company's financial condition, results of operations, cash flow, the level of its capital and exploration expenditures, its future business prospects and such other matters that the Company's Board of Directors deems relevant. There can be no assurance that any dividends will be declared or paid. See "Dividend Policy."


ADVERSE EFFECT ON MARKET PRICE DUE TO SHARES ELIGIBLE FOR FUTURE SALE

     Sales, or the real or perceived possibility of sales, of a significant number of shares of Common Stock in the public market following the Offerings could adversely affect prevailing market prices for the Class A Common Stock. Upon completion of the Offerings, DuPont will hold 100 percent of the
outstanding Class B Common Stock, representing approximately   percent of the
combined voting power of all classes of voting stock of the Company. Following
the expiration of the      day lock-up period with respect to the Offerings,
DuPont may sell such shares subject to the requirements of the Securities Act. DuPont has indicated its intention to divest its ownership interest in the Company over time, subject to DuPont's business needs, prevailing market conditions and other factors. The form of divestiture could include further stock offerings, a spin-off, the sale of all or a portion of its shares of Common Stock to one or more third parties or a combination of the foregoing. DuPont will have rights to require the Company to register Common Stock held by DuPont for sale in public offerings. See "Arrangements Between the Company and DuPont -- Registration Rights Agreement." No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of such shares for future sale, will have on the market price of the Class A Common Stock. See "Shares Eligible for Future Sale" and "Underwriters."

                                USE OF PROCEEDS


     The estimated net proceeds from the sale of the Class A Common Stock
offered hereby, assuming an initial offering price of $     per share, and after
deducting estimated offering expenses and the underwriting discounts and
commissions payable by the Company, are approximately $     million (or
approximately $     million if the U.S. Underwriters' over-allotment option is exercised in full). The Company will use the net proceeds of the Offerings, plus a portion of its cash and cash equivalents, to repay or purchase a portion of the indebtedness owed by certain subsidiaries of the Company to DuPont under certain intercompany notes (the "Intercompany Notes"). The Intercompany Notes will consist of (i) a promissory note in the principal amount of $7.5 billion, due January 2, 2000, and bearing interest at a rate of 6.0125 percent per annum,
(ii) a promissory note in the principal amount of approximately $797 million, due January 2, 2000, and bearing interest at a rate equal to the six-month LIBOR plus 0.375 percent per annum (or 5.965 percent per annum in the current period) and (iii) several Norwegian Kroner denominated promissory notes with an aggregate principal amount of approximately $462 million after conversion to
U.S. dollars, having various maturity dates (ranging from        to        and
averaging        ), and bearing interest at a rate equal to the six-month NIBOR plus 0.375 percent per annum (or 5.565 percent per annum in the current period). The Company will use the first $ billion of (a) net proceeds of the Offerings and (b) its cash and cash equivalents in excess of $225 million to repay, in part, the $7.5 billion promissory note. To the extent the net proceeds of the Offerings, together with the Company's cash and cash equivalents (in excess of $225 million), exceed $ billion, the Company will use such excess to first repay, in whole or in part, the promissory note described in clause (ii) above and then to repurchase the promissory notes described in clause (iii) above. The $7.5 billion promissory note was incurred in payment of a dividend. The promissory note with a principal amount of approximately $797 million was incurred to finance the purchase by the Company of certain loans made by DuPont to Conoco. The purchased loans, as well as the several promissory notes with an aggregate principal amount of approximately $462 million, were incurred to finance certain capital expenditures, acquisitions and working capital.


     Following the application of the net proceeds from the Offerings and the utilization of a portion of the Company's cash and cash equivalents in connection with the matters discussed in "Arrangements Between the Company and DuPont -- Intercompany Notes," the Company will have approximately $225 million in cash and cash equivalents.

                                DIVIDEND POLICY


     The Company currently intends to pay to its stockholders a dividend of
$     per quarter ($     annually) per share of Class A Common Stock and Class B
Common Stock. The first dividend (which is anticipated to be approximately
$     per share) is expected to be paid in March 1999, representing a pro rata dividend for the period from the date of the Offerings to December 31, 1998. There can be no assurance, however, that this dividend, or any future dividend, will be declared or paid.


     The determination of the amount of cash dividends (including the initial quarterly dividend referred to above), if any, to be declared and paid will depend upon declaration by the Company's Board of Directors and upon the Company's financial condition, results of operations, cash flow, the level of its capital and exploration expenditures, its future business prospects and such other matters that the Company's Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the combined capitalization of the Company as of June 30, 1998, pro forma to reflect the transactions related to the Separation as of June 30, 1998, and pro forma as adjusted to reflect the
Offerings as of June 30, 1998, at an assumed public offering price of $     per
share of Class A Common Stock and the application of the estimated net proceeds as described herein under "Use of Proceeds."

                                                                                      PRO FORMA, AS
                                                           HISTORIC   PRO FORMA(1)     ADJUSTED(1)
                                                           --------   -------------   -------------
                                                               (IN MILLIONS, EXCEPT SHARE DATA)
Short Term Borrowings -- Related Parties(2).............   $ 1,087       $   --          $   --
Other Short Term Borrowings and Capital Lease
  Obligations(2)........................................        51           51              51
Long-Term Borrowings -- Related Parties(2)..............   $ 1,181       $1,259          $  130
Long-Term Borrowings -- Other Related Party(2)..........        --        7,500           4,000
Other Long-Term Borrowings and Capital Lease
  Obligations(2)........................................       103          103             103
Owner's Net Investment:
  Class A Common Stock, $0.01 par value;        shares
     authorized;        shares issued and outstanding
     for pro forma, as adjusted(3)......................        --           --                (4)
  Class B Common Stock, $0.01 par value;        shares
     authorized;        shares issued and outstanding
     for pro forma, as adjusted.........................        --           --                (4)
  Additional Paid-in Capital............................        --           --              --
  Owner's Net Investment and Accumulated Other
     Comprehensive Loss/Stockholders' Equity............     8,223          980
                                                           -------       ------          ------
          Total Capitalization..........................   $10,645       $9,893          $
                                                           =======       ======          ======

---------------

(1) See "Pro Forma Combined Financial Statements."

(2) For a description of the Company's borrowings, see Notes 3, 14, 16 and 28 to the Combined Financial Statements.

(3) Excludes shares of Class A Common Stock issuable upon exercise of options granted under the Company's employee compensation plans. See "Management."

(4) To be completed upon finalization of the Offerings.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth selected combined historical and pro forma financial data of the Company as of the dates and for the periods indicated. The statement of income data for each of the years in the three-year period ended December 31, 1997 and the historical balance sheet data as of December 31, 1996 and 1997 have been derived from the Combined Financial Statements audited by PricewaterhouseCoopers LLP, independent accountants. The statement of income data for the years ended December 31, 1993 and 1994 and the six months ended June 30, 1997 and 1998 and the historical balance sheet data as of December 31, 1993, 1994, 1995 and June 30, 1998 are based on the accounting records of DuPont which, in the opinion of the Company's management, include all adjustments necessary for the fair presentation of the financial position at such dates and the results of operations for such respective interim periods. The results for the six months ended June 30, 1998, are not necessarily indicative of results to be expected for the full fiscal year or any interim period. The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented.

     The pro forma financial data have been derived from the Pro Forma Combined Financial Statements, which were prepared by the Company to illustrate the estimated effects of the Offerings, the Separation and related transactions described in the Notes to the Pro Forma Combined Financial Statements as if the Offerings, the Separation and related transactions had occurred as of the beginning of the periods presented, for purposes of the pro forma combined statements of income and as of June 30, 1998 for purposes of the pro forma combined balance sheet. In addition, the Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of the Company would actually have been if the Offerings, the Separation and related transactions had in fact occurred on such dates or to project the results of operations or financial position of the Company for any future period or date. The following data should be read in conjunction with, and are qualified by reference to, the Combined Financial Statements, the Interim Combined Financial Statements, the Pro Forma Combined Financial Statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

POST-OFFERINGS CHARGE


     Subject to completion of the Offerings, the Company and DuPont expect to give all current employees of the Company the option, subject to specific country tax and legal requirements, to participate in the Option Program, which involves the cancellation of all or part of their options to purchase DuPont common stock or SARs with respect to DuPont common stock and the issuance by the Company upon such cancellation of comparable options to acquire Class A Common Stock, or SARs with respect to Class A Common Stock. Participation in the Option Program will be deemed a change in the terms of certain awards granted to Conoco employees. As a result, the Company will incur a non-cash charge to compensation expense, in the quarter the Offerings are completed, of approximately $100 to 200 million after-tax depending on the market price of DuPont common stock at the time of the cancellation and issuance and the number of outstanding Conoco employee options to purchase DuPont common stock canceled. Since the cancellation and issuance would be a one-time event occurring after the Offerings, the charge is not reflected in the Pro Forma financial information included in this Prospectus. See "Management -- Treatment of Outstanding Stock Options and Stock Appreciation Rights."

                                                                                                   PRO FORMA        PRO FORMA
                                                                                                  AS ADJUSTED    AS ADJUSTED FOR
                                                                              SIX MONTHS ENDED    FOR THE YEAR    THE SIX MONTHS
                                        YEAR ENDED DECEMBER 31                     JUNE 30           ENDED            ENDED
                            -----------------------------------------------   -----------------   DECEMBER 31,       JUNE 30,
                             1993      1994      1995      1996      1997      1997      1998         1997             1998
                            -------   -------   -------   -------   -------   -------   -------   ------------   ----------------
                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total Revenues(1).........  $19,687   $19,433   $20,518   $24,416   $26,263   $12,600   $11,486     $26,157          $11,424
Cost of Goods Sold and
  Other Operating
  Expenses................   11,349    10,640    11,146    14,560    16,226     7,667     6,754      16,218            6,748
Selling, General and
  Administrative
  Expenses................      651       679       728       755       726       355       370         726              370
Exploration Expenses......      361       357       331       404       457       192       176         457              176
Depreciation, Depletion
  and Amortization........    1,428     1,244     1,067     1,085     1,179       516       505       1,179              505
Taxes Other Than on
  Income(1)...............    4,652     5,477     5,823     5,637     5,532     2,669     2,896       5,532            2,896
Interest and Debt
  Expense.................       67        63        74        74        36        24         1         160               70
                            -------   -------   -------   -------   -------   -------   -------     -------          -------
Income Before Income
  Taxes...................    1,179       973     1,349     1,901     2,107     1,177       784       1,885              659
Provision for Income
  Taxes...................      424       551       774     1,038     1,010       590       254         932              221
                            -------   -------   -------   -------   -------   -------   -------     -------          -------
        Net Income(2).....  $   755   $   422   $   575   $   863   $ 1,097   $   587   $   530     $   953          $   438
                            =======   =======   =======   =======   =======   =======   =======     =======          =======
Segment Net Income:
Upstream..................  $   481   $   498   $   492   $   681   $   884   $   454   $   359
Downstream................      324       241       233       289       307       181       181
Corporate and Other(2)....      (50)     (317)     (150)     (107)      (94)      (48)      (10)
                            -------   -------   -------   -------   -------   -------   -------
                            $   755   $   422   $   575   $   863   $ 1,097   $   587   $   530
                            =======   =======   =======   =======   =======   =======   =======
Pro Forma Earnings Per
  Share:
  Basic...................
  Diluted.................
Pro Forma Weighted Average
  Shares Outstanding:
  Basic...................
  Diluted.................

---------------
(1) Includes petroleum excise taxes of $4,478, $5,291, $5,655, $5,461 and $5,349 for 1993 through 1997 and $2,577 and $2,806 for the first six months of 1997 and 1998, respectively.

(2) Includes after-tax exchange gains (losses) of $60, $(143), $(40), $(7), and $21 for 1993 through 1997 and $5 for both the first six months of 1997 and 1998, and $(25) for the pro forma as adjusted for 1997 and $(8) for the pro forma as adjusted for the first six months of 1998.


                                                                                                                PRO FORMA
                                                                       DECEMBER 31                             AS ADJUSTED
                                                        ------------------------------------------   JUNE 30    JUNE 30,
                                                         1993     1994     1995     1996     1997     1998        1998
                                                        ------   ------   ------   ------   ------   -------   -----------
                                                                                  (IN MILLIONS)
BALANCE SHEET DATA:
Cash and Cash Equivalents.............................  $  271   $  319   $  286   $  846   $1,147   $  829      $  225
Working Capital.......................................   1,893    1,790      999      862      567      276         294
Net Property, Plant and Equipment.....................   9,473    9,522    9,758   10,082   10,828   11,048      11,048
Total Assets..........................................  14,809   15,271   14,229   15,226   17,062   17,164      15,420
Long-Term Borrowings -- Related Parties...............   2,102    2,279    2,141    2,287    1,450    1,181          --
Long-Term Borrowings -- Other Related Party...........      --       --       --       --       --       --       4,140
Other Long-Term Borrowings and Capital Lease
  Obligations.........................................     304      342       65      101      106      103         103
Owner's Net Investment and Accumulated Other
  Comprehensive Loss/Stockholders' Equity.............   7,462    7,274    6,754    6,579    7,896    8,223       4,631
OTHER DATA:
Cash Provided by Operations...........................   2,132    2,143    1,924    2,396    2,876      548
Capital Expenditures and Investments..................   1,743    1,665    1,837    1,944    3,114    1,050

                                 1993     1994     1995     1996     1997
                                ------   ------   ------   ------   ------
OPERATING DATA:
Proved Reserves at December
  31(1):
  Oil (MMbbls)(2).............     983      988      977      973    1,624
  Natural Gas (Bcf)...........   3,971    4,674    5,048    5,396    5,861
  Total Proved Reserves
    (MMBOE)(3)................   1,645    1,767    1,818    1,872    2,601
International Proved Reserves
  (% of Total)................      58%      61%      63%      65%      73%
Reserve Replacement Ratio
  (1).........................      89%     157%     127%     126%     448%
Reserve Life (years)(1)(4)....     7.7      8.2      9.3      8.9     12.4
Finding and Development Costs
  per BOE (1)(3)(5)...........  $ 6.79   $ 6.24   $ 5.39   $ 4.84   $ 3.63
Average Daily Production(1):
  Oil (Mbbls/day)(2)..........     434      436      424      454      453
  Natural Gas (MMcf/day)......   1,301    1,327    1,126    1,211    1,203
  Total Production
    (MBOE/day)(3).............     651      657      612      656      654
Average Production Costs per
  BOE(3)(6)...................  $ 3.97   $ 3.59   $ 3.92   $ 3.84   $ 4.21
Refinery Capacity at December
  31 (Mbbls/day)(1)(7)........     595      602      621      743      754
Refinery Utilization(7).......      95%      99%      97%      83%      91%
Total Refinery Inputs
  (Mbbls/day)(1)(8)...........     674      697      721      732      780
Sales of Refined Products
  (Mbbls/day)(1)..............     876      931      983      998    1,048
Retail Marketing Outlets at
  December 31(9):
  United States ..............   5,008    5,196    5,125    4,976    4,903
  International...............   2,454    2,438    2,390    2,874    2,971

---------------
(1) Includes the Company's share of equity affiliates.

(2) Includes crude oil, condensate, and NGLs expected to be removed for the Company's account from its natural gas production. Average Daily Production also includes NGLs acquired through gas plant ownership of 67, 69, 78, 80, and 79 Mbbls/day for 1993 through 1997, respectively.

(3) 6,000 cubic feet of natural gas = one barrel-of-oil-equivalent (BOE).

(4) Total Proved Reserves at December 31 divided by annual production for the year ended December 31 (excluding NGLs from gas plant ownership).

(5) Finding and development costs per BOE represent a trailing five-year average for each year displayed.

(6) Excludes equity affiliates and processed NGLs.

(7) Based on capacity to process crude oil and condensate (excludes other feedstocks).

(8) Includes crude oil, condensate and other feedstocks.

(9) Represents outlets owned by the Company and others that sell the Company's refined products.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited Pro Forma Combined Financial Statements of the Company for the year ended December 31, 1997, the six months ended June 30, 1997 and 1998, and as of June 30, 1998, were prepared by the Company to illustrate the estimated effects of the Offerings, the Separation and related transactions described in the Notes hereto as if they had occurred as of the beginning of the period presented, for purposes of the pro forma combined statements of income, and as of June 30, 1998, for purposes of the pro forma combined balance sheet. Management believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the Offerings, the Separation and related transactions. The Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of the Company would actually have been if the Offerings, the Separation and related transactions had in fact occurred on such dates or to project the results of operations or financial position of the Company for any future period or date. These statements should be read in connection with, and are qualified by reference to, the Combined Financial Statements, the Interim Combined Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)


                                                       PRO FORMA                 OFFERING      PRO FORMA
                                           HISTORIC   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                                           --------   -----------   ---------   -----------   -----------
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
Total Revenues...........................  $26,263       $ (24)(a)   $26,219     $    (62)(o)   $26,157
                                                             2(b)
                                                           (11)(c)
                                                           (11)(d)
Cost of Goods Sold and Other Operating
  Expenses...............................   16,226          (8)(a)    16,218           --        16,218
Selling, General and Administrative
  Expenses...............................      726          --           726           --           726
Exploration Expenses.....................      457          --           457           --           457
Depreciation, Depletion and
  Amortization...........................    1,179          --         1,179           --         1,179
Taxes Other Than on Income...............    5,532          --         5,532           --         5,532
Interest and Debt Expense................       36         403(c)        439         (279)(p)       160
                                           -------       -----       -------     --------       -------
Income Before Income Taxes...............    2,107        (439)        1,668          217         1,885
Provision for Income Taxes...............    1,010        (146)(e)       864           68(p)        932
                                           -------       -----       -------     --------       -------
          Net Income.....................  $ 1,097       $(293)      $   804     $    149       $   953
                                           =======       =====       =======     ========       =======
Pro Forma Earnings Per Share
  Basic..................................
  Diluted................................
Pro Forma Weighted Average Shares
  Outstanding
  Basic..................................
  Diluted................................


              See Notes to Pro Forma Combined Financial Statements

                     PRO FORMA COMBINED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)


                                                         PRO FORMA                 OFFERING      PRO FORMA
                                             HISTORIC   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                                             --------   -----------   ---------   -----------   -----------
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
Total Revenues.............................  $12,600       $ (12)(a)   $12,574       $ (60)(o)    $12,514
                                                               1(b)
                                                              (6)(c)
                                                              (9)(d)
Cost of Goods Sold and Other Operating
  Expenses.................................    7,667          (4)(a)     7,663          --          7,663
Selling, General and Administrative
  Expenses.................................      355          --           355          --            355
Exploration Expenses.......................      192          --           192          --            192
Depreciation, Depletion and Amortization...      516          --           516          --            516
Taxes Other Than on Income.................    2,669          --         2,669          --          2,669
Interest and Debt Expense..................       24         198(c)        222        (139)(p)         83
                                             -------       -----       -------       -----        -------
Income Before Income Taxes.................    1,177        (220)          957          79          1,036
Provision for Income Taxes.................      590         (76)(e)       514          27(p)         541
                                             -------       -----       -------       -----        -------
          Net Income.......................  $   587       $(144)      $   443       $  52        $   495
                                             =======       =====       =======       =====        =======
Pro Forma Earnings Per Share
  Basic....................................
  Diluted..................................
Pro Forma Weighted Average Shares
  Outstanding
  Basic....................................
  Diluted..................................


                     PRO FORMA COMBINED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1998
                                  (UNAUDITED)


                                                         PRO FORMA                 OFFERING      PRO FORMA
                                             HISTORIC   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                                             --------   -----------   ---------   -----------   -----------
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
Total Revenues.............................  $11,486       $ (10)(a)   $11,441       $ (17)(o)    $11,424
                                                               1(b)
                                                             (33)(c)
                                                              (3)(d)
Cost of Goods Sold and Other Operating
  Expenses.................................    6,754          (6)(a)     6,748          --          6,748
Selling, General and Administrative
  Expenses.................................      370          --           370          --            370
Exploration Expenses.......................      176          --           176          --            176
Depreciation, Depletion and Amortization...      505          --           505          --            505
Taxes Other Than on Income.................    2,896          --         2,896          --          2,896
Interest and Debt Expense..................        1         208(c)        209        (139)(p)         70
                                             -------       -----       -------       -----        -------
Income Before Income Taxes.................      784        (247)          537         122            659
Provision for Income Taxes.................      254         (62)(e)       192          29(p)         221
                                             -------       -----       -------       -----        -------
          Net Income.......................  $   530       $(185)      $   345       $  93        $   438
                                             =======       =====       =======       =====        =======
Pro Forma Earnings Per Share
  Basic....................................
  Diluted..................................
Pro Forma Weighted Average Shares
  Outstanding
  Basic....................................
  Diluted..................................


              See Notes to Pro Forma Combined Financial Statements

                        PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1998
                                  (UNAUDITED)

                                     ASSETS


                                                                                                    PRO FORMA
                                                           PRO FORMA                  OFFERING         AS
                                               HISTORIC   ADJUSTMENTS    PRO FORMA   ADJUSTMENTS    ADJUSTED
                                               --------   -----------    ---------   -----------    ---------
                                                                       (IN MILLIONS)
Cash and Cash Equivalents....................  $   829      $ 1,140(f)    $ 1,185      $ 3,500(j)    $   225
                                                               (267)(g)                   (960)(l)
                                                               (517)(f)                 (3,500)(k)
Marketable Securities........................        7           --             7           --             7
Accounts and Notes Receivable................    1,252           --         1,252           --         1,252
Notes Receivable -- Related Parties..........      465         (465)(f)        --           --            --
Inventories..................................      981           --           981           --           981
Prepaid Expenses.............................      305           --           305           --           305
                                               -------      -------       -------      -------       -------
         Total Current Assets................    3,839         (109)        3,730         (960)        2,770
Net Property, Plant and Equipment............   11,048           --        11,048           --        11,048
Investment in Affiliates.....................    1,141           --         1,141           --         1,141
Long-Term Notes Receivable -- Related
  Parties....................................      612         (612)(f)        --           --            --
Other Assets.................................      524          (63)(f)       461           --           461
                                               -------      -------       -------      -------       -------
         Total Assets........................  $17,164      $  (784)      $16,380      $  (960)      $15,420
                                               =======      =======       =======      =======       =======
                                   LIABILITIES AND OWNER'S NET INVESTMENT

Accounts Payable.............................  $ 1,129      $    --       $ 1,129      $    --       $ 1,129
Short-Term Borrowings -- Related Parties.....    1,087       (1,087)(f)        --                         --
Other Short-Term Borrowings and Capital Lease
  Obligations................................       51           --            51           --            51
Income Taxes.................................      253           --           253           --           253
Other Accrued Liabilities....................    1,043           --         1,043           --         1,043
                                               -------      -------       -------      -------       -------
         Total Current Liabilities...........    3,563       (1,087)        2,476           --         2,476
                                               -------      -------       -------      -------       -------
Long-Term Borrowings -- Related Parties......    1,181           78(f)      1,259         (960)(l)
                                                                                          (299)(m)
Long-Term Borrowings -- Other Related
  Party......................................                 7,500(i)      7,500       (3,500)(k)     4,140
                                                                                           140(n)
Other Long-Term Borrowings and Capital Lease
  Obligations................................      103           --           103           --           103
Deferred Income Taxes........................    1,861          (24)(h)     1,837           --         1,837
Other Liabilities and Deferred Credits.......    1,925           --         1,925           --         1,925
                                               -------      -------       -------      -------       -------
         Total Liabilities...................    8,633        6,467        15,100       (4,619)       10,481
                                               -------      -------       -------      -------       -------
Minority Interests...........................      308           --           308           --           308
Owner's Net Investment and Accumulated Other
  Comprehensive Loss/Stockholders' Equity....    8,223       (7,500)(i)       972        3,500(j)      4,631
                                                               (267)(g)                    299(m)
                                                                 24(h)                    (140)(n)
                                                                492(f)
                                               -------      -------       -------      -------       -------
         Total Liabilities and Owner's Net
           Investment/Stockholders' Equity...  $17,164      $  (784)      $16,380      $  (960)      $15,420
                                               =======      =======       =======      =======       =======


              See Notes to Pro Forma Combined Financial Statements

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN MILLIONS)

(1) BASIS OF PRESENTATION


     The unaudited pro forma combined statements of income of the Company for the year ended December 31, 1997, and the six months ended June 30, 1997 and 1998, and the unaudited pro forma combined balance sheet as of June 30, 1998 (collectively "the Pro Forma Combined Financial Statements") have been prepared from the Combined Financial Statements and Interim Combined Financial Statements presented elsewhere in this Prospectus. The Pro Forma Combined Financial Statements are based on numerous assumptions and include the adjustments explained in Note 2 below. The unaudited pro forma combined statements of income have been prepared as if the Offerings, Separation and related transactions described in the following paragraph had occurred as of the beginning of the period presented. The unaudited pro forma combined balance sheet has been prepared as if the Offerings, Separation and related transactions described in the following paragraph had occurred as of June 30, 1998.



     In July 1998, a dividend of $7,500 was declared and paid in the form of a promissory note by the Company to all shareholders of record as of July 20, 1998. Prior to or concurrently with the consummation of the Offerings the following transactions will have occurred as provided for in the Separation
Agreement: (a) to structure the Company on a stand-alone basis, certain subsidiaries and assets and liabilities will be transferred between DuPont and Conoco; (b) intercompany loans in existence prior to the Offerings will be settled to the extent specified; (c) the Company will deliver a promissory note to DuPont as settlement for DuPont stock options held by Conoco employees not cancelled in the Option Program; (d) the Company will use the net proceeds of the Offerings to repay a portion of the Long-Term Borrowings -- Other Related Party; and (e) DuPont and Conoco will enter into certain agreements with respect to employee benefit arrangements, information management, the provision of interim services, financing arrangements, tax sharing, environmental liabilities and various commercial arrangements. The transactions described above, excluding the Offerings, are referred to herein collectively as the "Transactions". See "Arrangements between the Company and DuPont."


     The Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of the Company would actually have been if the Offerings and Transactions had in fact occurred on such dates or to project the results of operations or financial position of the Company for any future date or period. These statements should be read in conjunction with, and are qualified by reference to, the Combined Financial Statements, the Interim Combined Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

     The pro forma adjustments are based upon currently available information and contain certain estimates and assumptions. One assumption inherent to all the pro forma adjustments is that DuPont's ownership interest in the Company remains 50 percent or more for at least one year from the date of the Offerings. Based on this assumption, the Company does not expect any change to Selling, General and Administrative Expense levels, as the historical expense approximates the pro forma expense level. Should DuPont's ownership interest fall below 50 percent, pro forma Selling, General and Administrative expenses would increase by approximately $15 to $20 on a full year basis.


     Certain international assets relating primarily to the business of DuPont may be held by the Company or its subsidiaries at the closing of the Offerings pending receipt of consents or other approval or satisfaction of other applicable foreign requirements necessary for the transfer of such assets to DuPont. In addition, certain international assets relating primarily to the business of the Company may be held by DuPont or other of its subsidiaries at the closing of the Offerings pending receipt of consents or approvals or satisfaction of other applicable foreign requirements necessary for the transfer of such assets to the Company. The financial and other information included herein assumes the consummation of all such transactions. Additionally, such information reflects the inclusion of certain subsidiaries of DuPont which will not be owned by the Company as of the closing of the Offerings, and which DuPont will not thereafter be obligated to transfer to the

                             (DOLLARS IN MILLIONS)

Company. DuPont and the Company intend to negotiate for the sale of such subsidiaries within the six months following the Offerings at a purchase price equal to their then fair market value. DuPont and the Company estimate that the fair market value of such subsidiaries at August 1998, is approximately $20 million and cannot predict at what price any such sale may occur. All of the above subsidiaries, which are immaterial to total assets and results of operations of the Company, have been included in the Combined Financial Statements.


     Subject to completion of the Offerings, the Company and DuPont expect to give all current employees of the Company the option, subject to specific country tax and legal requirements, to participate in the Option Program, which involves the cancellation of all or part of their options to purchase DuPont common stock or SARs with respect to DuPont common stock and the issuance by the Company upon such cancellation of comparable Class A Common Stock options, or SARs with respect to Class A Common Stock. Participation in the Option Program will be deemed a change in the terms of certain awards granted to Conoco employees. As a result, the Company will incur a non-cash charge to compensation expense, in the quarter the Offerings are completed, of approximately $100 to 200 million after-tax, depending on the market price of DuPont common stock at the time of the cancellation and issuance and the number of outstanding Conoco employee options to purchase DuPont common stock canceled. Since the cancellation and issuance would be a one-time event occurring after the Offerings, the charge is not reflected in the Pro Forma Combined Financial Statements. See "Management -- Treatment of Outstanding Stock Options and Stock Appreciation Rights."



     The Company estimates that approximately 50 percent of all outstanding DuPont stock options and SARs held by Conoco employees will be voluntarily canceled in the Option Program. See "Prospectus Summary -- Separation from DuPont."


     Management believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the Offerings and Transactions as contemplated, and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the Pro Forma Combined Financial Statements.

(2) PRO FORMA ADJUSTMENTS

  Unaudited Pro Forma Combined Statements of Income

     (a) Reflects the loss of insurance premium income, and the associated cost, from a Conoco-owned captive insurance company providing insurance coverage to certain DuPont assets. After the Offerings, the Company will cease providing insurance coverage to DuPont.

                                        DECEMBER 31, 1997   JUNE 30, 1997   JUNE 30, 1998
                                        -----------------   -------------   -------------
Captive Insurance:
  Loss of Revenue.....................         (24)              (12)            (10)
  Remove associated Operating
     Expense..........................          (8)               (4)             (6)

     (b) Represents an increase in fees charged by Conoco for services, based on new contractual commitments, provided to DuPont such as research and development and securing supplies of natural gas for various DuPont facilities.

                                    DECEMBER 31, 1997    JUNE 30, 1997    JUNE 30, 1998
                                    -----------------    -------------    -------------
Increased Revenue.................           2                 1                1


     (c) Reflects a decrease in interest income due to settlement of Notes Receivables -- Related Parties and incremental interest expense resulting from the Company's new debt structure. The incremental interest expense was calculated by multiplying the Long-Term Borrowings -- Related Parties ($1,259) and the new Long-Term Borrowings -- Other Related Party ($7,500) by an assumed annual interest rate of 6.0125 percent

                             (DOLLARS IN MILLIONS)

on those borrowings and subtracting the historical related party interest cost of $124 for 1997, and $65 and $55 for the six months ended June 30, 1997 and 1998, respectively. The historical related party interest cost is net of capitalized interest of $94, $44 and $57, for these periods, respectively.

                                    DECEMBER 31, 1997    JUNE 30, 1997    JUNE 30, 1998
                                    -----------------    -------------    -------------
Decrease to Interest Income.......         (11)                (6)             (33)
Increase to Interest and Debt
  Expense.........................         403                198              208


     (d) Reflects the impact of changes in currency exchange rates on certain intercompany loans denominated in foreign currencies purchased by the Company from DuPont as part of the restructuring and settlement of notes prior to the Offerings provided for in the Separation Agreement. These loans are to Western European petroleum operations for which the local currency has been designated as the functional currency.


     (e) Reflects the impact of the Pro Forma Adjustments (primarily increased interest expense resulting from the Company's new debt structure) and a separate return income tax calculation method on the Provision for Income Taxes. The historic tax provision was calculated on a loss benefit method (See Note 2 to the Combined Financial Statements). In accordance with SEC Staff Accounting Bulletin No. 55, the Pro Forma Provision for Income Taxes is calculated using a separate return method. The Pro Forma Combined Statements of Income for the year ended December 31, 1997 and for the six months ended June 30, 1997 and June 30, 1998, reflect a reduction in the Pro Forma Provision for Income Taxes of approximately $8, $0 and $0, respectively, due to the change to the separate return method of presentation. The reduction in Pro Forma Provision for Income Taxes is primarily attributable to the utilization of additional foreign tax credits against the provision for U.S. taxes, offset by a reduction in tax benefits resulting from the transfer of international exploration subsidiaries from the original tax jurisdiction to another tax jurisdiction. See also "Arrangements Between the Company and DuPont -- Tax Sharing Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Tax Matters."

  Unaudited Pro Forma Combined Balance Sheet as of June 30, 1998


     (f) Reflects the settlement, and transactions necessary for settlement, of intercompany notes in existence prior to the Offerings as provided for in the Separation Agreement.



     (g) A portion ($247) of the cash generated by the transactions in (f) above will be used to acquire certain subsidiaries from DuPont and to refund prepaid insurance premiums to DuPont. Additionally, an estimated $20 will be available to acquire certain other assets from DuPont subsequent to the Offerings if such transactions take place. As these assets are held under common control, they are accounted for at their historical book value. As a result, their acquisition or potential future acquisition at estimated fair value has been reflected as a charge to Owner's Net Investment. Any deferred tax assets related to these acquisitions or potential future acquisitions have been fully reserved.



     (h) The pro forma separate return tax calculation reflects a reduction in deferred tax liabilities of $24 principally resulting from the transfer of international production subsidiaries from the original tax jurisdiction to another tax jurisdiction.



     (i) Reflects that in July 1998, a dividend of $7,500 was declared and paid by the Company in the form of a promissory note, to all shareholders of record as of July 20, 1998. The Promissory Note is due January 2, 2000 and bears interest at an annual interest rate of 6.0125 percent.

                             (DOLLARS IN MILLIONS)


  Offering Adjustments



     (j) Represents the receipt by Conoco of $3,500 in proceeds from the
Offerings (consisting of the assumed sale of      million shares at $     per
share), net of underwriting discounts of $     and estimated expenses of the
Offerings of $     .



     (k) Represents the payment to DuPont by the Company with respect to Long-Term Borrowings -- Other Related Party of the net proceeds from the Offerings.



     (l) Represents the payment to DuPont by Conoco with respect to Long Term Borrowings -- Related Parties of all cash in excess of $225. This includes the repayment of a note in the amount of $797 and the purchase of a portion of the foreign denominated notes in the amount of $163.



     (m) Represents the capital contribution by DuPont of $299 of the remaining balance in Long-Term Borrowings -- Related Parties relating to foreign denominated loans made by DuPont to one of the Company's foreign subsidiaries prior to the Offerings.



     (n) The Separation Agreement provides that the Company will enter into a promissory note with DuPont to cover: (i) an assumed level of future appreciation of DuPont stock options or SARs held by active Conoco employees who do not participate in the Option Program; (ii) an amount necessary so that the Company and DuPont equally share the liability resulting from the after-tax value of all DuPont stock option and SARs held by active Conoco employees immediately prior to the Offerings; and (iii) $10.4 in consideration for other employee benefits related liabilities assumed by DuPont for Conoco employees transferring to DuPont. This note will be non-interest bearing with a due date of January 2, 2000 and have a principal amount equal to the amount calculated using the provisions of the Separation Agreement. Assuming an estimate of the value at the date of the Offerings and that 50% of all outstanding stock options and SARs are voluntarily cancelled in the Option Program, the principal amount is projected to be $140.



     (o) Reflects the impact of changes in currency exchange rates on certain intercompany loans denominated in foreign currencies purchased by the Company from DuPont. These loans are to Western European petroleum operations for which the local currency has been designated as the functional currency.



     (p) Represents the reduction of interest expense and the associated increase in income taxes resulting from the payment to DuPont of the Long-Term Borrowings described in (k) and (l) above as well as the capital contribution described in (m) above, and the tax impact of the adjustment described in (o) above.


(3) EARNINGS PER SHARE


     Unaudited pro forma basic earnings per share includes both the Class A and the Class B common shares deemed to be outstanding as of the date of the Offerings. Pro forma diluted earnings per share includes the dilutive effect of the Company stock options, applying the treasury stock method, which are expected to be issued in the Option Program upon cancellation of outstanding DuPont stock options, using the anticipated weighted-average exercise price of the outstanding options and the anticipated price per share of the Offerings. In accordance with SEC Staff Accounting Bulletin No. 98, pro forma basic and diluted earnings per share have been presented for the most recent annual and subsequent interim periods only.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following section contains forward-looking statements including, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and resources. See "Disclosure Regarding Forward-Looking Information" and "Risk Factors." The Company does not undertake to update, revise or correct any of the forward-looking information.

     The discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Combined Financial Statements of the Company, the unaudited Supplemental Information to the Combined Financial Statements, the unaudited Interim Combined Financial Statements of the Company and the notes to each of these appearing elsewhere in this Prospectus.

     Since 1981, the Company's business operations have been conducted by various entities, owned directly or indirectly, by DuPont. In conjunction with the Offerings, certain businesses are being realigned so these operations can be conducted as wholly owned subsidiaries of Conoco. The Combined Financial Statements are presented on a "carve out" basis and include the historical operations of the entities owned by Conoco and operations to be transferred to Conoco by DuPont. In this context, no direct ownership relationship existed among all the various units comprising Conoco; accordingly, DuPont and its subsidiaries' net investment in Conoco ("Owner's Net Investment") is shown in lieu of Stockholders' Equity in the Combined Financial Statements. The Combined Financial Statements included herein have been prepared from DuPont's historical accounting records.

     The Combined Statement of Income includes all revenues and costs directly attributable to Conoco, including costs for facilities, functions and services used by Conoco at shared sites and costs for certain functions and services performed by centralized DuPont organizations and directly charged to Conoco based on usage. In addition, services performed by Conoco on DuPont's behalf are reflected in the accompanying Combined Financial Statements. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of Conoco by centralized staff groups within DuPont and (ii) DuPont's general corporate expenses.

     All charges and allocations of costs for facilities, functions and services performed by DuPont organizations for Conoco have been deemed to have been paid by Conoco to DuPont, in cash, in the period in which the costs were recorded in the Combined Financial Statements. Allocations of current income taxes receivable or payable are deemed to have been remitted, in cash, by or to DuPont in the period the related income taxes were recorded.

     All of the allocations and estimates in the Combined Financial Statements are based on assumptions management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if Conoco had operated as a separate entity.

     Business operations are grouped into three segments: Upstream, Downstream and Corporate and Other. The Upstream segment explores for, develops, produces and sells crude oil, natural gas and natural gas liquids. The Downstream segment refines crude oil and other feedstocks into petroleum products, buys and sells crude oil and refined products, and transports, distributes and markets petroleum products. Corporate and Other includes general corporate expenses, financing costs and other non-operating items and results for electric power and related-party insurance operations.

     The Company considers portfolio optimization to be an ongoing business strategy and continuously seeks to rationalize its investment portfolio in order to maximize profitability. Over the past five years the Company has generated proceeds of approximately $1.7 billion, averaging about $340 million a year through the disposal of marginal and nonstrategic producing properties, by upgrading and redirecting its exploration portfolio and by increasing its ownership in larger scale properties. As a result, the Company has maintained production essentially constant on a BOE basis while undergoing this rationalization. The Company's policy is to report material gains and losses from individual asset sales as non-recurring items when reporting Combined Net Income.

     The Company's revenue and profitability are largely determined by the difference between prices received for crude oil, natural gas, natural gas liquids and refined products produced and the costs of finding, developing, and producing those resources. The Company conducts its activities through wholly and majority owned subsidiaries and, increasingly, through equity affiliates. This trend of conducting business in the petroleum industry through equity affiliates is expected to increase in the future as the Company attempts to minimize either the capital or political risks associated with new large scale, high impact projects. In addition, the Company conducts its Upstream and Downstream activities in 40 countries worldwide and is subject to various tax rates, some significantly higher than U.S. rates, which can result in variability in revenues and profitability. Other potential sources of variability in the Company's revenues are crude oil and refined product buy/sell contracts and natural gas and electric power resale activities.

     Buy/sell contracts are the marketing of crude oil or refined products, which are produced or refined by other companies and purchased by the Company for resale. The vast majority of crude oil buy/sell contracts are geared at repositioning purchased crude oil for supplying the Company's refineries and optimizing its transportation assets. The Company also engages in some buy/sell crude oil contracts in pursuit of trading profit opportunities. Each side of the contract, i.e., the buy side and the sell side, is accounted for and settled independently of the other. Although differentials (reflecting differences in quality or location) between the sales revenue and the cost are relatively immaterial, the gross amounts reported for both revenue and cost are material.

     A substantial decline in crude oil prices began in late 1997 and is continuing in 1998, with crude oil prices currently at their lowest level in over a decade. These lower prices had a significant negative impact on the Company's results in the first half of 1998 and are expected to continue to negatively impact 1998 financial results.


     Subject to completion of the Offerings, the Company and DuPont expect to give all current employees of the Company the option, subject to specific country tax and legal requirements, to participate in the Option Program, which involves the cancellation of all or part of their options to purchase DuPont common stock or SARs with respect to DuPont common stock and the issuance by the Company upon such cancellation of comparable options to acquire Class A Common Stock, or SARs with respect to Class A Common Stock. Participation in the Option Program will be deemed a change in the terms of certain awards granted to Conoco employees. As a result, the Company will incur a non-cash charge to compensation expense in the quarter the Offerings are completed of approximately $100 to 200 million after-tax depending on the market price of DuPont common stock at the time of the cancellation and issuance and the number of outstanding Conoco employee options to purchase DuPont common stock or SARs canceled. Since the cancellation and issuance would be a one-time event, occurring after the Offerings, the charge is not reflected in the Pro Forma financial information included in this Prospectus. See "Management -- Treatment of Outstanding Stock Options and Stock Appreciation Rights."

RESULTS OF OPERATIONS

     COMBINED RESULTS

     A summary of the Company's Sales and Other Operating Revenues and Combined Net Income, by business segment, is as follows:

                                                                             SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31           JUNE 30
                                               ---------------------------   -----------------
                                                1995      1996      1997      1997      1998
                                               -------   -------   -------   -------   -------
                                                                (IN MILLIONS)
SALES AND OTHER OPERATING REVENUES
Upstream.....................................  $ 3,270   $ 4,726   $ 5,254   $ 2,679   $ 2,475
Downstream...................................   17,038    19,425    20,033     9,649     8,534
Corporate and Other..........................       20        79       509       147       339
                                               -------   -------   -------   -------   -------
     Total Sales and Other Operating
       Revenues..............................  $20,328   $24,230   $25,796   $12,475   $11,348
                                               =======   =======   =======   =======   =======

COMBINED NET INCOME
Upstream
  United States..............................  $   258   $   314   $   445   $   241   $   144
  International..............................      234       367       439       213       215
                                               -------   -------   -------   -------   -------
     Total Upstream..........................  $   492   $   681   $   884   $   454   $   359
Downstream
  United States..............................  $   112   $   172   $   216   $   130   $    86
  International..............................      121       117        91        51        95
                                               -------   -------   -------   -------   -------
     Total Downstream........................  $   233   $   289   $   307   $   181   $   181
Corporate and Other..........................     (150)     (107)      (94)      (48)      (10)
                                               -------   -------   -------   -------   -------
     Combined Net Income.....................  $   575   $   863   $ 1,097   $   587   $   530
                                               =======   =======   =======   =======   =======

     NON-RECURRING ITEMS

     Combined net income includes the following material non-recurring items on an after-tax basis:

                                                                             SIX MONTHS
                                                YEAR ENDED DECEMBER 31     ENDED JUNE 30
                                                -----------------------    --------------
                                                1995     1996     1997     1997     1998
                                                -----    -----    -----    -----    -----
                                                              (IN MILLIONS)
Asset sales..................................   $ --     $ 35     $240     $ 24      $54
Property impairments.........................    (45)     (63)    (167)      --       --
Tax rate changes.............................     --       --       30       --       --
Environmental insurance litigation
  recoveries.................................     --       44       --       --       --
Employee separation costs....................     --      (22)      --       --       --
Other........................................     --       --      (23)      --      (28)
                                                ----     ----     ----     ----      ---
     Total non-recurring items...............   $(45)    $ (6)    $ 80     $ 24      $26
                                                ====     ====     ====     ====      ===

     First half 1998 non-recurring items reflect a $23 million gain on the sale of North Sea producing and non-producing properties and a $31 million gain from the sale of an international subsidiary versus a $24 million gain from the sale of US producing properties in the first half of 1997. Other losses in the first half of 1998 reflect anticipated costs of $28 million to resolve various litigation claims.

     Non-recurring items in 1997 include $240 million in gains from asset sales consisting of $191 million associated with both producing and non-producing properties in the North Sea and $49 million in the United States. Such asset sales are part of the Company's rationalization program, designed to improve profitability by disposing of marginal properties and concentrating operations on core properties. A U.K. tax rate change also provided a $30 million benefit in 1997. Largely offsetting these benefits were property impairments of $167 million, with $55 million attributable to the write-down of an office building held for sale in Europe and $112 million reflecting the impairment of certain international non-revenue producing properties. Other losses of $23 million include litigation settlements.

     Non-recurring items in 1996 include $35 million in gains from asset sales consisting of $19 million associated with the sale of the Company's retail marketing business in Ireland and $16 million from the sale of producing and non-producing properties in the United States. Environmental insurance litigation recoveries also resulted in a $44 million benefit. Offsetting these benefits was a $63 million impairment associated with a write-down of an investment in a European gas marketing joint venture and employee separation costs of $22 million.

     Non-recurring items in 1995 reflect $45 million in property impairments associated with implementation of Statement of Financial Accounting Standards No. 121 -- "Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of."

     Combined net income excluding the above non-recurring items ("underlying net income") was $504 million in the first half of 1998, $1,017 million in 1997, $869 million in 1996 and $620 million in 1995.

     First Half 1998 versus First Half 1997

     The Company had first half combined net income of $530 million in 1998, down 10 percent from $587 million in the first half of 1997. The Company had underlying net income of $504 million in the first half of 1998, down 10 percent from $563 million in the first half of 1997. Lower underlying net income primarily reflects lower net realizable crude oil and natural gas prices. The effect of lower crude oil and natural gas prices was partly offset by higher natural gas volumes, increased oil production in countries with lower effective tax rates, lower exploration expenses, improved international Downstream margins and the favorable resolution of certain tax issues.

     Sales and Other Operating Revenues for the first half of 1998 were $11.3 billion, down nine percent from the first half of 1997, primarily due to a decrease in worldwide crude oil and natural gas prices and lower refined product volumes and prices. Crude oil and refined product buy/sell and natural gas and electric power resale activities in the first half of 1998 totaled $2.4 billion, down three percent compared to $2.5 billion in the first half of 1997.

     Cost of Goods Sold and Other Operating Expenses for the first half of 1998 totaled $6.8 billion, a decrease of $0.9 billion, or 12 percent, compared to $7.7 billion in the first half of 1997, primarily due to lower crude oil, natural gas and refined product prices and slightly lower crude oil and refined product volumes offset partly by higher natural gas production.

     Selling, General and Administrative Expenses for the first half of 1998 totaled $370 million, an increase of $15 million, or four percent, compared to $355 million in the first half of 1997, primarily due to higher costs in international Downstream marketing operations resulting from retail marketing expansion activities in countries with better growth potential over the long-term.


     Exploration Expenses for the first half of 1998 totaled $176 million, a decline of $16 million, or eight percent, compared to $192 million in the first half of 1997, due to lower amortization of non-producing leasehold properties in the United States and lower exploration overhead and operating expenses resulting from seismic surveys conducted in 1997 in the Gulf of Paria located between Venezuela and Trinidad and the Merida Andes foothills in Venezuela, offset by higher international dry hole costs.


     Depreciation, Depletion and Amortization for the first half of 1998 totaled $505 million, or two percent lower, compared to $516 million in the first half of 1997.

     Provision for Income Taxes for the first half of 1998 totaled $254 million, down 57 percent compared to $590 million for the first half of 1997. This reflects an effective tax rate of approximately 32 percent in the first half of 1998 compared to 50 percent in the first half of 1997 due to increased oil production in countries with lower effective tax rates and the favorable resolution of certain tax issues.

     1997 versus 1996

     Combined net income for 1997 of $1,097 million was up 27 percent from $863 million the prior year. The Company had underlying net income of $1,017 million in 1997, up 17 percent from $869 million in 1996. The increase was attributable to improved U.S. natural gas prices and higher international natural gas volumes in addition to stronger worldwide Downstream product margins and increased worldwide refinery production.

     Sales and Other Operating Revenues of $25.8 billion in 1997 were up six percent compared to $24.2 billion in the prior year, as higher Downstream product prices and volumes, increased international natural gas volumes and stronger domestic natural gas prices more than compensated for lower crude oil prices. Crude oil and refined product buy/sell and natural gas and electric power resale activities in 1997 totaled $5.5 billion, up 32 percent compared to $4.2 billion in 1996.

     Cost of Goods Sold and Other Operating Expenses in 1997 totaled $16.2 billion, up 11 percent compared to $14.6 billion in 1996, due to higher refined product volumes and crude oil and refined product buy/sell contract activity and natural gas and electric power resale activities.

     Selling, General and Administrative Expenses in 1997 totaled $726 million, a decrease of $29 million, or four percent, compared to $755 million in 1996, primarily due to one-time costs in 1996 for retail expansion activities in the U.S.


     Exploration Expenses in 1997 totaled $457 million, an increase of $53 million, or 13 percent, compared to $404 million in 1996, due to higher international exploration overhead and operating costs primarily from seismic surveys conducted in the Gulf of Paria located between Venezuela and Trinidad and in the Merida Andes foothills in Venezuela, higher international dry hole costs and an adjustment of certain non-producing U.S. leasehold properties.


     Depreciation, Depletion and Amortization in 1997 totaled $1,179 million, an increase of $94 million, or nine percent, compared to $1,085 million in 1996 due to higher depreciation resulting from a write down of an office building held for sale in the U.K. and an impairment of certain international non-revenue producing properties partially offset by lower depreciation in U.S. Downstream operations.

     Provision for Income Taxes totaled $1,010 million in 1997, down three percent compared to $1,038 million in 1996. The lower provision reflects an effective tax rate of approximately 48 percent in 1997 compared to 55 percent in 1996. The decrease in the effective tax rate was primarily due to a lower proportion of earnings from operations in countries with higher effective tax rates.

     1996 versus 1995

     Combined net income for 1996 of $863 million was up 50 percent from $575 million in 1995. The Company had underlying net income of $869 million in 1996, up 40 percent from $620 million in 1995. The improvement was due to higher crude oil and natural gas prices, higher international crude oil and natural gas volumes, and higher refining margins. Partly offsetting these benefits were startup costs related to the Humber refinery's new vacuum unit in the United Kingdom.

     Sales and Other Operating Revenues of $24.2 billion in 1996 were up 19 percent compared with $20.3 billion in 1995, principally resulting from higher worldwide crude oil and natural gas prices and higher international crude oil and natural gas volumes, partly offset by lower industry-wide marketing prices. Crude oil and refined product buy/sell contracts and natural gas and electric power resale activities in 1996 totaled $4.2 billion, up 67 percent compared to $2.5 billion in 1995.

     Cost of Goods Sold and Other Operating Expenses in 1996 totaled $14.6 billion, an increase of $3.5 billion or 31 percent, compared to $11.1 billion in 1995 due to higher crude oil and natural gas prices and higher volumes for crude oil, natural gas and refined products, higher purchased refined product costs and increased activity from crude oil and refined products buy/sales and natural gas resales.

     Selling, General and Administrative Expenses in 1996 totaled $755 million, an increase of $27 million, or four percent, compared to $728 million in 1995, primarily due to one-time costs for retail marketing expansion activities in the U.S. .


     Exploration Expenses in 1996 totaled $404 million, an increase of $73 million, or 22 percent, compared to 1995 of $331 million, primarily due to higher exploration overhead and operating costs in the United States and Norway and higher U.S. and international dry hole costs.


     Depreciation, Depletion and Amortization in 1996 totaled $1,085 million, an increase of $18 million, or 2 percent, compared to $1,067 in 1995, primarily due to higher depreciation from Eastern European retail marketing expansion activities and impairments of certain international non-revenue producing properties offset partially by lower depreciation in U.S. Downstream operations.

     Provision for Income Taxes totaled $1,038 in 1996, up 34 percent compared to $774 million in 1995. This reflects a relatively constant effective tax rate of approximately 55 percent in 1996 compared to 57 percent in 1995.

UPSTREAM SEGMENT RESULTS

                                                                               SIX MONTHS
                                                                                  ENDED
                                                     YEAR ENDED DECEMBER 31      JUNE 30
                                                    ------------------------   -----------
                                                     1995     1996     1997    1997   1998
                                                    ------   ------   ------   ----   ----
                                                                (IN MILLIONS)
Combined Net Income...............................   $492     $681     $884    $454   $359
Non-recurring Items...............................     39       58     (147)    (24)   (54)
                                                     ----     ----     ----    ----   ----
Combined Underlying Net Income....................   $531     $739     $737    $430   $305
                                                     ====     ====     ====    ====   ====

     First Half 1998 versus First Half 1997

     Upstream combined net income was $359 million in the first half of 1998, down 21 percent from $454 million in the first half of 1997. Upstream underlying net income was $305 million in the first half of 1998, down 29 percent from $430 million in the first half of 1997.

     The Company's worldwide net realized crude oil price was $13.01 per barrel for the first half of 1998, down $6.17 per barrel, or 32 percent, from $19.18 per barrel in the first half of 1997. Excess supply caused by weak Asian demand, higher crude oil production from OPEC producing countries and warmer winter weather caused the sharp drop in crude oil prices. Worldwide natural gas prices averaged $2.37 per thousand cubic feet (mcf) for the first half, compared with $2.62 per mcf in the same period in 1997 because of warmer winter weather. Lower worldwide natural gas prices were primarily driven by lower natural gas prices outside the United States. Worldwide crude oil and condensate production in the first half of 1998 was 317,000 barrels per day versus 319,000 barrels per day in the first half of 1997. Worldwide natural gas production in the first half of 1998 being up eight percent to 1,307 million cubic feet per day from 1,210 million cubic feet per day in the first half of 1997.

     U.S. Upstream underlying net income totaled $144 million in the first half of 1998, down 40 percent from $241 million in the comparable period of 1997. Lower U.S. Upstream underlying net income was due to lower crude oil and natural gas prices and lower crude oil volumes due to asset dispositions and crude oil production declines. These factors more than offset benefits from increased natural gas production and lower exploration expenses. Natural gas volumes were up 16 percent as increased production from the holdings in the South Texas Lobo trend acquired in 1997 more than offset the decline in natural gas production elsewhere.

     Outside the United States, Upstream underlying net income was $161 million, down 15 percent, from $189 million in the comparable period in 1997, primarily due to lower crude oil and natural gas prices offset by higher natural gas volumes, lower exploration expenses, and the favorable resolution of certain tax issues. Despite slightly lower crude oil volumes resulting from the sale of the Company's interest in the mature Ula and Gyda fields in Norway, earnings benefited from higher production from countries with relatively lower tax rates (primarily the United Kingdom and Nigeria).

     1997 versus 1996

     Upstream combined net income was $884 million in 1997, up 30 percent, compared to $681 million in 1996. Upstream underlying net income totaled $737 million in 1997, essentially unchanged from the previous year.

     Worldwide natural gas prices were up 14 percent to $2.51 per mcf in 1997 from $2.21 per mcf in 1996 resulting primarily from higher U.S. industry demand. Worldwide net realized crude oil prices were $18.58 per barrel, down $1.53 per barrel, or eight percent, from $20.11 per barrel in 1996. Crude oil prices declined despite higher crude oil demand and strong crude oil production growth, which included initial exports of Iraqi crude oil. Worldwide crude oil and condensate production averaged 337,000 barrels per day for the year, up slightly versus 1996. Worldwide natural gas deliveries in 1997 of 1,203 million cubic feet per day were essentially unchanged from 1,211 million cubic feet per day in 1996 as higher international natural gas volumes were offset by lower domestic natural gas volumes.

     U.S. Upstream underlying net income totaled $396 million, up 30 percent from $305 million in 1996, due to higher gas prices which more than offset lower crude oil prices. U.S. production costs per BOE were $4.23, up $0.12 per BOE or 3 percent, compared to $4.11 per BOE in 1996, due to higher production taxes.

     Outside the United States, underlying net income was $341 million, down 21 percent from $434 million in 1996 due to lower crude oil prices, partly offset by increased crude oil and natural gas volumes associated with the first year of oil production from Nigeria and increased production from the Heidrun and Troll fields in Norway and the Canadian Foothills. International production costs per BOE were $4.19 per BOE, up $0.51 per BOE, or 14 percent, compared to $3.68 per BOE in 1996, resulting from FPSO lease costs on new fields in the United Kingdom and costs incurred on development projects that have not yet begun production.

     1996 versus 1995

     Upstream combined net income was $681 million in 1996, up 38 percent, compared with $492 million in 1995. Upstream underlying net income totaled $739 million in 1996, up 39 percent from $531 million in 1995.

     The Company's worldwide net realized crude oil price averaged $20.11 per barrel for 1996, up 22 percent from $16.52 per barrel in 1995. Higher crude oil prices were the result of colder weather, stronger worldwide economic growth and tight inventories. Worldwide natural gas prices averaged $2.21 per mcf in 1996, compared to $1.86 per mcf in 1995 resulting from stronger worldwide demand. Worldwide crude oil and condensate production was 336,000 barrels per day for 1996 compared to 317,000 barrels per day in 1995. Worldwide natural gas deliveries were 1,211 million cubic feet per day in 1996 compared to 1995 deliveries of 1,126 million cubic feet per day due to higher international natural gas volumes, offset partly by lower U.S. natural gas volumes.

     U.S. Upstream underlying net income totaled $305 million, up $40 million, or 15 percent, versus the prior year due to higher crude oil and natural gas prices. U.S. production costs per BOE were $4.11 per BOE, up $0.33 per BOE, or 9 percent, compared to $3.78 per BOE in 1995, due to higher production taxes.

     Outside the United States, underlying net income was $434 million, up $168 million, or 63 percent, versus $266 million earned in 1995, due to higher crude oil and natural gas prices and higher international natural gas volumes. International natural gas volumes increased 23 percent due to production increases in the United Kingdom and the Canadian Foothills. International production costs per BOE were $3.68 per BOE, down $0.34 per BOE, or 8 percent, compared to $4.02 per BOE in 1995, due to higher crude production from the Heidrun field in Norway.

DOWNSTREAM SEGMENT RESULTS

                                                                               SIX MONTHS
                                                                                  ENDED
                                                     YEAR ENDED DECEMBER 31      JUNE 30
                                                    ------------------------   -----------
                                                     1995     1996     1997    1997   1998
                                                    ------   ------   ------   ----   ----
                                                                (IN MILLIONS)
Combined Net Income...............................   $233     $289     $307    $181   $181
Non-recurring Items...............................      6      (52)      67      --     28
                                                     ----     ----     ----    ----   ----
Combined Underlying Net Income....................   $239     $237     $374    $181   $209
                                                     ====     ====     ====    ====   ====

     First Half 1998 versus First Half 1997

     Downstream combined net income was $181 million in the first half of 1998 and the first half of 1997. Downstream underlying net income totaled $209 million in the first half of 1988, up 15 percent from $181 million in the first half of 1997, due to higher European refined product margins.

     U.S. Downstream underlying net income was $114 million in the first half of 1998, down $16 million, or 12 percent from $130 million in the first half of 1997, due to lower marketing margins and lower refined product sales volumes.

     International Downstream underlying net income was $95 million in the first half of 1998, up 86 percent, from $51 million in the comparable period in 1997, reflecting higher refinery runs from less downtime from scheduled maintenance at the Humber refinery and improved refining and marketing margins offset by slightly lower refined product sales volumes. In the United Kingdom, a continued strengthening of retail marketing prices resulted in higher marketing margins.

     1997 versus 1996

     Downstream combined net income was $307 million, up six percent from $289 million in 1996. Downstream underlying net income increased 58 percent to $374 million in 1997, compared with $237 million in the prior year. Worldwide refined product sales volumes were 1,048,000 barrels per day in 1997, up five percent versus 1996.

     In the United States, Downstream underlying net income was $239 million versus $136 million in 1996, an increase of 81 percent. The improvement was attributable to strong refining margins, reduced operating costs and higher refined product volumes from the new Lake Charles, Louisiana, hydrocracker expansion project.

     International Downstream underlying net income was $135 million, up 34 percent from $101 million in the comparable period in 1996, primarily due to higher European refining margins and increased refinery production from the Humber refinery's new vacuum unit in the U.K.

     The Company's refineries ran at 91 percent capacity in 1997, 10 percent higher than 1996. The increase was primarily due to less downtime incurred in 1997, compared to 1996 when major expansions were taking place at the Lake Charles and Humber refineries.

     1996 versus 1995

     Downstream combined net income was $289 million, up 24 percent from $233 million in 1995. Downstream underlying net income of $237 million in 1996 was essentially unchanged from $239 million in 1995, as improved refining margins were offset by higher marketing product costs. Worldwide refined product sales volumes were 998,000 barrels per day in 1996, up from 983,000 barrels per day in 1997.

     In the United States, Downstream underlying net income was $136 million in 1996 compared with $122 million in 1995, an increase of 11 percent, reflecting gradually improving retail margins despite higher marketing product costs and startup costs relating to the new hydrocracker unit at the Lake Charles refinery.

     International Downstream underlying net income was $101 million, down 14 percent versus $117 million in 1995, attributable to startup and other costs relating to the Humber refinery's new vacuum unit in the United Kingdom.

     The Company's refineries ran at 83 percent of capacity in 1996, down 14 percent from 1995 due to more downtime incurred in 1996 relating to the major expansions at the Lake Charles and Humber refineries.

CORPORATE AND OTHER SEGMENT RESULTS

     Corporate and Other combined net income includes:

                                                                             SIX MONTHS
                                                  YEAR ENDED DECEMBER 31    ENDED JUNE 30
                                                 ------------------------   -------------
                                                  1995     1996     1997    1997    1998
                                                 ------   ------   ------   -----   -----
                                                              (IN MILLIONS)
Net Interest Income (Expense)..................  $   5    $  28    $  35    $ 10    $ 39
Exchange Gains (Losses)........................    (40)      (7)      21       5       5
Other Corporate Expenses(1)....................   (115)    (128)    (150)    (63)    (54)
                                                 -----    -----    -----    ----    ----
Combined Net Income............................  $(150)   $(107)   $ (94)   $(48)   $(10)
                                                 =====    =====    =====    ====    ====

---------------

(1) Includes general corporate expenses, other non-operating items and results for electric power and related-party insurance operations.

     First Half 1998 versus First Half 1997

     Corporate and Other results for the first half of 1998 were a loss of $10 million, an improvement of $38 million versus the comparable period in 1997, primarily reflecting an improvement in Net Interest Income (Expense) due to lower average related-party borrowings in the first half of 1998 versus 1997.

     On July 20, 1998, a dividend of $7,500 million was declared and paid by the Company in the form of a promissory note to shareholders of record as of July 20, 1998. The resulting increase in debt will substantially increase the amount of interest expense incurred by the Company in the third and fourth quarters of 1998. See "Pro Forma Combined Financial Statements."

     1997 versus 1996

     Corporate and Other reported a loss of $94 million in 1997, an improvement of $13 million from 1996 results. Net Interest Income (Expense) in 1997 was improved by $7 million versus 1996, primarily due to increased after-tax capitalized interest on major Upstream development projects. The Company incurred an after-tax exchange gain of $21 million in 1997 compared with a loss of $7 million in 1996, primarily reflecting the impact of Norwegian Kroner and British Pound exchange rate movements on U.S. dollar-denominated working capital balances. Other Corporate Expenses were $22 million higher in 1997 versus 1996 due to additional costs associated with the Company's emerging electric power business and other miscellaneous items.

     1996 versus 1995

     Corporate and Other reported a loss of $107 million in 1996, an improvement of $43 million over 1995. Net Interest Income (Expense) in 1996 improved $23 million versus 1995, primarily reflecting increased after-tax capitalized interest on major Upstream development projects. The Company incurred an after-tax exchange loss of $7 million in 1996, compared with a loss of $40 million in 1995, primarily attributable to the January 1, 1996 change in reporting to reflect the local currency as the functional currency for the Company's integrated Western European operations. (See Note 2 to the Combined Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

     CASH PROVIDED BY OPERATIONS

     Cash provided by operations in the first half of 1998 decreased $307 million to $548 million versus $855 million in the first half of 1997. Cash provided by operations before changes in operating assets and liabilities decreased $53 million compared to the first half of 1997, primarily due to lower net realized crude oil and natural gas prices partially offset by higher natural gas volumes and improved international Downstream margins. Negative changes to net operating assets and liabilities of $254 million were due to higher tax payments attributable to 1997 asset sales, a decrease in accounts payable largely offset by a decrease in accounts receivable due to lower crude oil prices and the timing of payments on other operating liabilities.

     Cash provided by operations increased $480 million to $2,876 million during 1997, a 20 percent increase over $2,396 million in 1996, as cash provided by operations before changes in operating assets and liabilities improved $34 million compared to 1996. Positive changes to net operating assets and liabilities of $446 million were principally due to the $303 million received from a contract for future sales of natural gas to Centrica, a United Kingdom gas marketing company.

     Cash provided by operations increased $472 million to $2,396 million during 1996, a 25 percent increase over $1,924 million in 1995. The improvement from 1995 reflects a $263 million increase in 1996 cash provided by operations before changes in operating assets and liabilities, primarily due to higher crude oil and natural gas prices, higher international crude oil and natural gas volumes and higher refinery margins. Positive changes to net operating assets and liabilities of $209 million were primarily due to timing of payments on operating liabilities and tax payments.

CAPITAL EXPENDITURES AND INVESTMENTS

                                                                       SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31         JUNE 30
                                            ------------------------   -----------------
                                             1995     1996     1997     1997      1998
                                            ------   ------   ------   -------   -------
                                                           (IN MILLIONS)
Upstream..................................  $1,224   $1,264   $2,533   $1,611    $  804
Downstream................................     613      680      558      196       241
Corporate and Other.......................      --       --       23        8         5
                                            ------   ------   ------   ------    ------
                                            $1,837   $1,944   $3,114   $1,815    $1,050
                                            ======   ======   ======   ======    ======
United States.............................  $  760   $  618   $1,761   $1,187    $  469
International.............................   1,077    1,326    1,353      628       581
                                            ------   ------   ------   ------    ------
                                            $1,837   $1,944   $3,114   $1,815    $1,050
                                            ======   ======   ======   ======    ======

     The Company's capital expenditure program promotes the Company's growth-oriented business strategy by continuing to invest in existing core areas where efficiencies and profitability can be enhanced and by targeting funds into new high potential areas where long-term growth opportunities can be realized.

     Total capital investments, including investments in affiliates and acquisitions, were $3.1 billion in 1997, a 60 percent increase over 1996. This increase primarily reflects the $0.9 billion spent in connection with the Lobo Acquisition. Capital investments in 1996 and 1995 were $1.9 and $1.8 billion, respectively. The six percent increase in 1996 from 1995 is primarily attributable to increased investment in Upstream operations in Europe and, in particular, development of the Britannia gas field. Exploration capital investments were approximately $0.2 billion each year in 1997, 1996 and 1995.

     The Company expects to make capital investments of $2.5 billion during 1998, up approximately 14 percent versus 1997 capital investments excluding the Lobo Acquisition. Approximately 60 percent of 1998 capital investments are targeted outside the United States. Approximately 70 percent of 1998 capital investments are allocated to Upstream, with a majority of this devoted to development projects in South Texas, deepwater Gulf of Mexico, Venezuela, the U.K. and Norway. Approximately $0.2 billion will also be devoted to exploratory drilling. Downstream capital investments are targeted at completion of the Melaka refinery, expansion of retail marketing operations, particularly in Europe, and upgrades and maintenance of existing facilities. The Company has also earmarked approximately $50 million for its emerging electric power business. The Company's capital investment program may be adjusted as business conditions warrant. See also "Business."

     Upstream


     Upstream capital investments totaled $2.5 billion in 1997, an increase of 100 percent over 1996, primarily reflecting the $0.9 billion Lobo Acquisition. The Lobo Acquisition added significant reserves and 1,150 miles of natural gas gathering and transportation pipeline, providing direct access to major Texas intrastate and interstate pipelines. As a result, the Company is the largest natural gas producer in the area, and one of the three largest natural gas producers in Texas. Upstream capital investments were $1.3 billion and $1.2 billion in 1996 and 1995, respectively.


     -- United States


     During 1997, the Company spent $1.5 billion on capital projects in the United States. Besides the $0.9 billion Lobo Acquisition and exploratory drilling, expenditures focused on development of the partner-operated Ursa field in deepwater Gulf of Mexico, construction of two deepwater drillships, acquisition of additional reserves and exploratory acreage in the San Juan Basin and expansion of onshore natural gas operations. The Ursa field development, operated by Shell, represents the Company's most important current development project in the Gulf of Mexico. The project involves installing a new generation tension leg platform in approximately 3,800 feet of water. First production is scheduled for 1999. The construction of the two deepwater drillships is pivotal in achieving the Company's growth plans in the Gulf of Mexico. The Company has increased its deepwater holdings in the Gulf of Mexico, and exploration within these holdings will be carried out by the two highly sophisticated deepwater drillships. The first of these two vessels is expected to be in service in late 1998.



     In 1996, U.S. capital investments were $0.4 billion, with expenditures focused on continuing operations and development. Capital investments were $0.5 billion in 1995 and included the acquisition of two South Texas gas fields from Enron Oil & Gas Company. These two gas fields were located near existing Company assets and offered considerable potential development.


     -- International


     International capital investments totaled nearly $1.0 billion in 1997, up 16 percent from 1996. The Company continued to develop the Britannia gas field in the U.K. North Sea. The Britannia gas field is one of the largest natural gas fields in the U.K. North Sea, and the Company's proved reserves in the field include 1.1 trillion cubic feet of natural gas and 52 million barrels of petroleum liquids at December 31, 1997. First production from Britannia occurred in August 1998. Britannia development is an example of the Company's strategy to increase production and reserves through large, long-lived projects. Other significant capital investments were made for exploratory drilling and development projects such as the Petrozuata joint venture in Venezuela, the Ukpokiti field offshore Nigeria, the Visund field in the Norwegian North Sea, a methanol plant in Norway and the Boulton gas field in the U.K. North Sea.


     In 1996, international capital investments were $0.9 billion, up 14 percent compared to $0.8 billion in 1995. The 1996 increase reflects expenditures to develop the Britannia field and $67 million to fund the Company's share of losses incurred by a European gas marketing joint venture. These increases were partially offset by reduced capital expenditures due to the Heidrun field in Norway coming on stream in late 1995.

     Downstream

     Downstream capital investments totaled $558 million in 1997, a decrease of 18 percent versus 1996, primarily reflecting completion of the acidic crude vacuum unit at the Company's Humber refinery in the U.K. as well as the acquisition of an equity interest in two refineries in the Czech Republic during 1996. Downstream capital investments were $680 and $613 million in 1996 and 1995, respectively. The 11 percent increase in 1996 versus 1995 reflects increased expenditures for construction of the Melaka refinery and acquisition of equity interests in two Czech refineries, somewhat offset by decreased expenditures on the Lake Charles refinery's hydrocracker expansion project, and construction of retail marketing outlets in Thailand during 1995.

     -- United States

     During 1997, the Company spent $227 million on Downstream capital projects in the United States, up four percent from 1996, with the majority of these funds being used to support continuing operations and optimization of retail marketing operations. The Company also invested funds for an equity interest in Penreco, a joint venture with Pennzoil that will produce and market highly refined specialty petroleum products.


     Capital investments in 1996 totaled $218 million, down 26 percent from 1995. The most significant investments related to the completion of the 45,000 barrel per day expansion of the Lake Charles refinery's sour crude oil processing capability to support the Excel Paralubes lube oil hydrocracker, another joint venture with Pennzoil. The lube oil hydrocracker converts low quality, high sulphur crude oil into base oil of extremely high purity and enhances the value of the Company's finished lubricants business by producing improved motor oils, transmission fluids and industrial lubes blended from hydrocracked base oils.



     Investments in 1995 totaled $293 million and included costs for the construction of a plant to produce Conoco LiquidPower(R), the acquisition of 61 retail marketing outlets, and initial costs associated with the Lake Charles refinery expansion. The manufacturing plant for LiquidPower allowed the Company to meet growing demand for this product. LiquidPower is a flow improver, which allows operators of crude oil and product pipelines to maintain throughput levels with fewer electric pump stations, thereby significantly lowering operating costs.


     -- International


     During 1997, the Company spent $331 million on Downstream international capital investments, down 28 percent from 1996, due to expenditures in 1996 relating to costs for the acidic crude vacuum unit at the Company's Humber refinery. The installation of the vacuum unit at the Humber refinery allowed the refinery to process acidic crude oil, including equity crude oil from the Heidrun field. The vacuum unit incorporated special metallurgy and the Company believes that Humber is the only refinery in Europe capable of processing unblended acidic crude. Expenditures in 1997 focused on strengthening the Company's retail marketing position in core markets such as Germany, Austria and the Nordic countries, expanding in targeted retail growth markets in Central and Eastern Europe, Spain, Turkey and the Asia Pacific region, and continuing the construction of the Melaka refinery, which is expected to begin operations in the second half of 1998. The Company believes that the Melaka refinery, 40 percent owned by the Company, will provide a source of product to support the Company's expanding marketing activities in the Asia Pacific region.



     Capital investments in 1996 totaled $462 million, up 44 percent from 1995 and included costs for the acidic crude vacuum unit at the Company's Humber refinery, construction expenditures related to the Melaka refinery, acquisition of equity interests in two Czech refineries, and expansion of retail marketing operations, particularly in Eastern Europe. The acquisition of the equity interests in the two Czech refineries supported the expansion of the Company's retail marketing operations in the emerging markets in Eastern Europe, including the Czech Republic, Poland, Hungary and Slovakia.



     In 1995, the Company made capital investments of $320 million including investments in the Humber and Melaka refinery projects, an acquisition of a 28.9 percent equity interest in a Turkish distribution and marketing company, and the opening of retail marketing outlets in Thailand. The acquisition of the equity interest in the Turkish distribution and marketing company enabled the Company to increase its market share in Turkey's motor fuels market, an emerging market.

     Corporate and Other


     Capital investments in 1997 were $23 million, most of which represents the Company's investment in electric power generation projects in international equity affiliates. Because of deregulation within this industry, the Company will continue to pursue projects which leverage the economic advantages of the Company's energy production activities and the demand for energy in DuPont or third party manufacturing operations.


     There were no capital investments in Corporate and Other during 1996 and 1995.

     FINANCING

     The Company's ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending. The Company believes its future cash flow from operations and its borrowing capacity should be sufficient to fund its dividends, if any, debt service, capital expenditures, and working capital requirements.

     Cash flow in 1996 includes a $269 million benefit from the formation of a partnership, Conoco Oil and Gas Associates, L.P. ("COGA"), in which the Company has a general partnership interest of 67 percent. The remaining 33 percent is owned by Vanguard Energy Investors L.P. ("Vanguard"), of which the Company owns 10 percent. In 1996, certain of the Company's subsidiaries contributed assets with an aggregate fair value of $613 million to COGA for a general partnership interest. Cash of $300 million was contributed by Vanguard as limited partner and under the terms of the partnership agreement, COGA can require an additional cash contribution of up to $200 million from Vanguard prior to December 31, 1998. The net result of this transaction was to increase minority interest by $297 million.

     Vanguard is entitled to a cumulative annual priority return on its investment and participation in residual earnings at rates established in the partnership agreement. The priority return rate, currently 6.5 percent, is negotiated every four years commencing in 1999. If at that time Vanguard and the Company are unable to agree on a priority return for the subsequent four-year period, then the partnership would be dissolved, with COGA being required to liquidate the partnership and distribute cash and properties to the partners based on their individual interests. The estimated impact of such an event is a cash outflow not materially different from the recorded amount of minority interest. See Note 18 to the Combined Financial Statements.

     Prior to the Separation, the businesses transferred to the Company were funded through DuPont. Apart from limited recourse project financings related to various joint ventures, equipment lease facilities and financing of certain refinery equipment and other smaller financings, the Company has had limited indebtedness to third parties. After the Offerings, the Company's operations will be funded through related party debt with DuPont. The Company plans to enter into a $500 million Revolving Credit Facility with DuPont to fund routine working capital requirements. The Company intends to refinance related party debt with a combination of commercial paper, bank debt and public debt. See "Arrangements Between the Company and DuPont."

MARKET RISKS

     The Company operates in the worldwide crude oil, refined product, natural gas and natural gas liquids markets and is exposed to fluctuations in interest rates, foreign currency exchange rates and hydrocarbon prices that can affect the revenues and cost of operating, investing and financing. The Company's management has and intends to use financial and commodity based derivative contracts to reduce the risk in the Company's overall earnings and cash flow when the benefits of avoiding disruption of the Company's value creation process (primarily long-term exploration and capital investment programs) are anticipated to more than offset the risk management costs involved.

     The Company has established a Financial Risk Management Policy Framework that provides guidelines for entering into contractual arrangements (derivatives) to manage the Company's commodity price, foreign currency exchange rate, and interest rate risks. The Conoco Risk Management Committee has ongoing responsibility for the content of this policy and has principal oversight responsibility for compliance with the policy framework by ensuring proper procedures and controls are in place. These procedures establish derivative control and valuation processes, routine monitoring and reporting requirements and counterparty credit approval procedures. Additionally, the Company's internal audit group conducts routine reviews of these risk management activities to assess the adequacy of internal controls and the audit results are reviewed by the Conoco Risk Management Committee and by operating management.

     The counterparties to these contractual arrangements are limited to major financial institutions and other major companies in the petroleum business. Although the Company is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures, and limits to the period over which unpaid balances are allowed to accumulate. The Company has not experienced nonperformance by counterparties to these contracts and no material loss would be expected from any such individual nonperformance.

     COMMODITY PRICE RISK

     The Company enters into energy-related futures, forwards, swaps and options in various markets to balance its physical systems to meet customer needs and to manage its exposure to price fluctuations on anticipated crude oil, natural gas, refined product and electric power transactions. These instruments provide a natural extension of the underlying cash market and are used to physically acquire a portion of supply requirements and to manage pricing of near term physical requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of managing price risk in the petroleum business.

     From time to time, management may use derivatives to establish longer-term positions to hedge the price risk for the Company's equity crude oil and natural gas production as well as refinery margins.

     Under the Company's policy, hedging includes only those transactions that offset physical positions and reduce overall company exposure to prevailing market price risk. Trading is defined as any transaction that does not meet the definition of a hedge. After-tax gain/loss from risk trading has not been material.

     The fair value gain (loss) of outstanding derivative commodity instruments and the change in fair value that would be expected from a 10 percent adverse price change are shown in the table below:

                                                                              CHANGE
                                                                             IN FAIR
                                                                            VALUE FROM
                                                                               10%
                                                                             ADVERSE
                                                                              PRICE
                    AT DECEMBER 31, 1997                       FAIR VALUE     CHANGE
                    --------------------                       ----------   ----------
                                                                   ($ IN MILLIONS)
Crude Oil and Refined Products
  Hedging...................................................       (3)          (8)
  Trading...................................................       (6)         (18)
  Combined..................................................       (9)         (26)
Natural Gas -- Hedging......................................        8           (9)
Electric Power Trading......................................       --           --

                                                                              CHANGE
                                                                             IN FAIR
                                                                            VALUE FROM
                                                                               10%
                                                                             ADVERSE
                                                                              PRICE
                      AT JUNE 30, 1998                         FAIR VALUE     CHANGE
                      ----------------                         ----------   ----------
                                                                   ($ IN MILLIONS)
Crude Oil and Refined Products
  Hedging...................................................       (7)          (3)
  Trading...................................................      (11)          (5)
  Combined..................................................      (18)          (8)
Natural Gas -- Hedging......................................       10          (13)
Electric Power Trading......................................       --           --

     The fair values of the futures contracts are based on quoted market prices obtained from the New York Mercantile Exchange or the International Petroleum Exchange of London. The fair values of swaps and other over-the-counter instruments are estimated based on quoted market prices of comparable contracts and approximate the gain or loss that would have been realized if the contracts had been closed out at year end.

     All hedge positions offset physical positions exposed to the cash market; none of these offsetting physical positions are included in the above table.

     Price-risk sensitivities were calculated by assuming an across-the-board 10 percent adverse change in prices regardless of term or historical relationships between the contractual price of the instrument and the underlying commodity price. In the event of an actual 10 percent change in prompt month crude or natural gas prices, the fair value of the Company's derivative portfolio would typically change less than that shown in the table due to lower volatility in out-month prices.

     Additional details regarding accounting policy for these financial instruments are set forth in Note 2 to the Combined Financial Statements.

     FOREIGN CURRENCY EXCHANGE RATE RISK


     The Company's operations in 40 countries expose it to foreign currency exchange rate risk. The Company does not intend to comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge certain working capital balances, firm commitments, cash returns from subsidiaries and affiliates and certain tax payments. There can be no assurance these efforts will be successful. Historically, the Company has selectively hedged firm commitments. At July 31, 1998, the Company had no open foreign currency hedged positions. Cash balances are maintained in U.S. dollars and foreign currency denominations principally including U.K. Pounds, Deutsch Marks, Norwegian Kroner and Swedish Kroner. The effect of foreign currency exchange rate changes on cash increased cash balances $33 million in 1995, and decreased cash balances $2 million in 1996 and $39 million in 1997. The Company has experienced negative foreign currency impacts from currency revaluations in Southeast Asia, but these losses have not been material.


     INTEREST RATE RISK

     Due to limited third party borrowings, the Company had no material interest rate risk associated with the debt used to finance its operations. Certain major capital investments were financed using project finance. The Company managed the interest rate risk of these transactions, when appropriate, with a combination of financial derivative instruments to balance the fixed and floating interest rates. Subsequent to the Offerings, the Company intends to manage its interest rate exposure using a combination of financial derivative instruments as part of its program to manage the fixed and floating interest rate mix of the total debt.

ENVIRONMENTAL EXPENDITURES

     The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so in the foreseeable future. For example, the Company anticipates substantial expenditures will be necessary to comply with Maximum Achievable Control Technology ("MACT") standards to be promulgated by EPA under the Clean Air Act, and specifications for motor fuels designed to reduce emissions of certain pollutants from vehicles using such fuels. See "Business -- Environmental Regulation -- Air Emissions." These costs may increase in the future, but are not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

     Estimated pre-tax environmental expenses charged to current operations totaled about $136 million, before insurance recoveries, in 1997 as compared to approximately $162 million in 1996 and $129 million in 1995. These expenses include the remediation accruals discussed below, operating maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of certain other environmental activities. The largest of these expenses resulted from the operation of wastewater treatment facilities and solid waste management facilities and facilities for the control and abatement of air emissions. Approximately 70 percent of total annual environmental expenses resulted from the operations of the Company's business in the United States.

     Capital expenditures for environmental control facilities totaled approximately $50 million in 1997, as compared to approximately $78 million in 1996 and $68 million in 1995. The Company estimates that capital expenditures for pollution control facilities will total approximately $51 million in 1998, and approximately $52 million in 1999.

     REMEDIATION EXPENDITURES

     The Resource Conservation and Recovery Act ("RCRA") extensively regulates the treatment, storage and disposal of hazardous waste and requires a permit to conduct such activities. RCRA requires permitted facilities to undertake an assessment of environmental conditions at the facility. If conditions warrant, the Company may be required to remediate contamination caused by prior operations. In contrast to the Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA"), often referred to as "Superfund," the cost of corrective action activities under the RCRA corrective action program are typically borne solely by the Company. The Company anticipates significant ongoing expenditures for RCRA remediation activities may be required over the next decade although annual expenditures for the near term are not expected to vary significantly from the range of such expenditures over the past few years. The Company's expenditures associated with RCRA and similar remediation activities conducted voluntarily or pursuant to state law were approximately $31 million in 1997, $34 million in 1996 and $32 million in 1995. In the long term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

     The Company from time to time receives requests for information or notices of potential liability from EPA and state environmental agencies alleging that the Company is a potentially responsible party ("PRP") under CERCLA or an equivalent state statute. The Company on occasion also has been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not Company owned but allegedly contain wastes attributable to the Company's past operations. As of December 31, 1997, the Company had been notified of potential liability under CERCLA or state law at about 15 sites around the United States, with active remediation under way at seven of those sites. The Company received notice of potential liability at four new sites during 1997 compared with one similar notice in 1996 and one in 1995. The Company's expenditures associated with CERCLA and similar state remediation activities were not significant in 1997, 1996 and 1995.

     For most Superfund sites, the Company's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to the Company versus that attributable to all other PRPs is relatively low. Other PRPs at sites where the Company is a party typically have had the financial strength to meet their obligations and, where they have not, or where PRPs could not be located, the Company's own share of liability has not materially increased. There are relatively few sites where the

Company is a major participant, and neither the cost to the Company of remediation at those sites, nor at all CERCLA sites in the aggregate, is expected to have a material adverse effect on the competitive or financial condition of the Company.

     Cash expenditures not charged against income for previously accrued remediation activities under CERCLA, RCRA and similar state and foreign laws were $19 million in 1997, $19 million in 1996 and $16 million in 1995. Although future remediation expenditures in excess of current reserves are possible, the effect of any such excess on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures. See "Business -- Environmental Regulation" and "Risk Factors -- Environmental Risks."

     REMEDIATION ACCRUALS

     The Company accrues for remediation activities when it is probable a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against the Company's insurers or other third parties and are not discounted. Many of these liabilities result from CERCLA, RCRA and similar state laws that require the Company to undertake certain investigative and remedial activities at sites where the Company conducts or once conducted operations or at sites where Company-generated waste was disposed. The accrual also includes a number of sites identified by the Company that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next decade, the Company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 1997.

     Remediation activities vary substantially in duration and cost from site to site depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 1997, the Company's balance sheet included an accrued liability of $144 million as compared to $152 million and $137 million at year-end 1996 and 1995, respectively. Approximately 84 percent of the Company's environmental reserve at December 31, 1997 was attributable to RCRA and similar remediation liabilities (excluding voluntary remediations) and 16 percent to CERCLA liabilities. During 1997, remediation accruals of $13 million, offset by $54 million in insurance proceeds, resulted in a credit to income of $41 million, compared to credits of $70 million and $13 million in 1996 and 1995, respectively, also resulting from insurance recoveries. No significant additional recoveries are expected.

TAX MATTERS

     As a result of the Separation and the Offerings, and possible subsequent transactions, the Company may not be able to combine the results of its operations with those of DuPont in reporting income for U.S. federal, state, and non-U.S. income tax purposes. The Company believes this will not have a material adverse effect on the Company's earnings. At the time the Company is no longer included in DuPont's consolidated U.S. federal income tax return, it may become exposed to having its U.S. tax liability computed under the U.S. federal alternative minimum tax. Such a computation could have a material adverse effect on the year-to-year timing of the Company's cash flow.

     As of December 31, 1997, the Company had deferred tax assets in the amount of $1,065 million. Of this amount, $417 million related to tax benefits from operating losses incurred in start-up operations, including exploration and U.S. foreign tax credit carryforwards. These benefits were substantially offset by a valuation reserve. The Company believes it is more likely than not the balance of the deferred tax assets will be realized in future years.

YEAR 2000


     Historically, certain computerized systems have had two digits rather than four digits to define the applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year 2000. This could result in major failures or miscalculations, and is generally referred to as the "Year 2000 issue."



     The Company recognizes that the impact of the Year 2000 issue extends beyond traditional computer hardware and software to automated plant systems and instrumentation, as well as to third parties. The Year 2000 issue is being addressed within the Company by its individual business units, and progress is reported periodically to management.



     The Company has committed resources to conduct risk assessments and to take corrective action, where required, within each of the following areas: information technology, plant systems and external parties. Information technology includes telecommunications as well as traditional computer software and hardware in the mainframe, midrange and desktop environments. Plant systems include all automation and embedded chips used in plant operations. External parties include any third party with whom the Company does business.



     In the information technology area, inventory and assessment audits in the mainframe and midrange environments are expected to be completed by the third quarter of 1998 with corrective action scheduled for completion by the fourth quarter of 1998, except for business application software which is expected to be completed by the fourth quarter of 1999. Inventory and assessment audits of telecommunications are expected to be completed by the third quarter of 1998, with corrective action expected to be completed by the second quarter of 1999. Finally, inventory and assessment audits in the desktop environment are expected to be completed by third quarter of 1998, with corrective action expected to be completed by third quarter of 1999.



     In the plant systems area, 75 percent of the Company's business units have completed their inventory and assessment audits; the remaining units are expected to complete this work by fourth quarter 1998. The Company is relying on vendor testing and certification with validation through limited internal testing and/or industry test results. Downtime for normally scheduled plant maintenance will be used to conduct testing, with corrective action expected to be completed by second quarter of 1999.



     With respect to external parties, 65 percent of the Company's business units have completed their inventory audit of critical external parties. The remaining business units are expected to completed this work by the fourth quarter of 1998. Risk assessment is expected to be complete by the fourth quarter of 1998, and monitoring of risk in this area will continue into 1999, as many external parties will not have completed their work.



     The total cost of Year 2000 activities is not expected to be material to the Company's operations, liquidity or capital resources. Costs are being managed within each business unit. The total estimated cost for the Company's Year 2000 work is $47 million. 1997 costs were $5 million, and 1998 costs through June 1998 were $9 million. Costs exclude expenditures for replacement systems, which were previously scheduled.



     Failure to address a Year 2000 issue could result in business disruption that could materially affect the Company's operations, liquidity or capital resources. The Company has developed contingency plans to address other issues such as oil tanker spills and plant explosions. Typically these contingency plans address the results of single events while the scope of Year 2000 issues may cause multiple concurrent events for a longer duration. Development of contingency plans is expected to be completed by the first quarter of 1999.



     There is still uncertainty around the scope of the Year 2000 issue. At this time the Company cannot quantify the potential impact of these failures. The Company's Year 2000 program and contingency plans are being developed to address issues within the Company's control. The program minimizes, but does not eliminate, the issues of external parties.



EUROPEAN MONETARY UNION



     Within Europe, the European Monetary Union (the "EMU") will introduce a new currency, the Euro, on January 1, 1999. The new currency is in response to the EMU's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange and to promote the free flow of capital, goods and services.



     On January 1, 1999, the participating countries are scheduled to adopt the Euro as their local currency, initially available for currency trading on currency exchanges and noncash (banking) transactions. The existing local currencies, or legacy currencies, will remain legal tender through January 1, 2002. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued for cash transactions. On or before July 1, 2002, the participating countries will withdraw all legacy currency and use exclusively the Euro.



     The Company has recognized the introduction of the Euro as a significant event with potential implications for existing operations. Currently, participating countries in the EMU where the Company operates include Austria, Belgium, Finland, Germany and Spain. The Company expects nonparticipating European Union countries, such as Great Britain, to eventually join the EMU.



     The Company has committed resources to conduct risk assessments and to take corrective actions, where required, to ensure the Company is prepared for the introduction of the Euro. The Company has undertaken a review of the Euro implementation and has concentrated on areas such as operations, finance, treasury, legal, information management, procurement and others, both in participating and nonparticipating European Union countries where the Company operates. Also, a review of existing legacy accounting and business systems and other business assets have been reviewed for Euro compliance, including assessing any risks from third parties. Progress regarding Euro implementation is reported periodically to management.



     Because of the staggered introduction of the Euro regarding noncash and cash transactions, the Company has developed its plans to address first its accounting and business systems and second, its business assets. The Company expects to be Euro compliant within its accounting and business systems by the end of 1999 and compliant within its other business assets prior to the introduction of the Euro bills and coins. Compliance in participating and nonparticipating countries will be achieved primarily through upgraded systems, which were previously planned to be upgraded. Remaining systems will be modified to achieve compliance. The Company does not currently expect to experience any significant operational disruptions or to incur any significant costs, including any currency risk, which could materially affect the Company's liquidity or capital resources. The Company is preparing plans to address issues within the transitional period when both legacy and Euro currencies may be tendered.



     Because of the competitive business environment within the petroleum industry, the Company does not anticipate any long-term competitive implications or the need to materially change its mode of conducting business as a result of increased price transparency.


NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both Statements are effective for fiscal years beginning after December 15, 1997, and are disclosure-oriented statements. The Company adopted Statement No. 130 in the first quarter of 1998 and the accompanying financial statements reflect application of the provisions of this statement.

     The Company is required to adopt Statement No. 131 for its 1998 annual report and disclose segment information on the same basis used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company is currently assessing the effect of the new disclosure; however, the Company believes adoption of Statement No. 131 will have no financial impact on the Company.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosure About Pension and Other Postretirement Benefits" which revised disclosure requirements for pension and other postretirement benefits. It does not affect the measurement of the expense of the Company's pension and other postretirement benefits. The Company is required to adopt this Statement for the 1998 Annual Report and is currently assessing the effect of the new disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company is required to adopt this Statement by the first quarter of 2000 and is currently assessing the effect of the new standard.

     Statement No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge) or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

     Under Statement No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change.

                                    BUSINESS

GENERAL

     Conoco, a major, integrated, international energy company, is involved in both the Upstream and Downstream segments of the petroleum business. Upstream activities include exploring for, and developing, producing and selling, crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. The Company operates in 40 countries worldwide.

     As of December 31, 1997, Conoco had proved worldwide reserves of 2.6 billion BOE, 38 percent of which were natural gas. Based on 1997 annual production of 209 million BOE (excluding natural gas liquids from gas plant ownership), the Company had a reserve life of 12.4 years as of December 31, 1997. Over the last five years, Conoco has replaced an average of 190 percent of the oil and gas it has produced each year. Conoco owns or has equity interests in nine refineries worldwide, with a total crude and condensate processing capacity of approximately 799,000 barrels per day (including the new Melaka refinery in Malaysia, which Conoco expects will be completed in the fourth quarter of 1998). The Company has a marketing network of approximately 7,900 outlets in the United States, Europe and Asia. Based on public filings, for the year ended December 31, 1997, Conoco ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, eleventh in the production of natural gas, and eighth in refining throughput. For that same period, Conoco reported net income of $1,097 million on total revenues of $26.3 billion, representing a 27 percent improvement in net income over the prior year.

COMPANY HISTORY

     The Company was founded in 1875 in Ogden, Utah, as the Continental Oil and Transportation Company. In 1885, it was reincorporated with a new name, Continental Oil Company, as part of the nationwide Standard Oil Trust. In its early years, its principal operations were marketing oil and petroleum related products, primarily in the Rocky Mountain area and in California. In 1913, two years after the U.S. Supreme Court dissolved the Standard Oil Trust, the Company was again independently incorporated. From 1913 to 1929, the Company evolved into a fully integrated oil company, with operations in most states west of the Mississippi River.

     By 1929, Conoco had approximately 1,800 producing wells and had become one of the largest retailers of gasoline in the Rocky Mountain area. In that year it merged with the Marland Oil Company, an oil and gas company with wells and marketing operations from Oklahoma to Maryland. After World War II, the Company was an early participant in Gulf of Mexico exploration and production activities and moved aggressively overseas with Upstream assets in many parts of the world and Downstream assets in Western Europe. In 1981, Conoco was acquired by DuPont.

UPSTREAM

     SUMMARY

     Conoco is currently exploring for, developing or producing crude oil, natural gas and/or natural gas liquids in 18 countries around the world. In 1997, production averaged 654,000 BOE per day, consisting of 453,000 barrels of petroleum liquids (including natural gas liquids from gas plant ownership) and
1.2 billion cubic feet of natural gas per day. The bulk of this production came from fields located in the United States, the United Kingdom and Norway, with the remaining production coming from operations in Canada, the United Arab Emirates, Indonesia, Nigeria and Russia.

     In 1997, Conoco replaced nearly 450 percent of the oil and natural gas it produced, adding 938 million BOE to the Company's worldwide proved reserves, while producing 209 million BOE (excluding natural gas liquids from gas plant ownership), for a net addition of 729 million BOE. A large part of the reserve increase reflected the recording of 680 million barrels of proved oil reserves for the Company's interest in Petrozuata.

Excluding the recording of the Petrozuata reserves, Conoco replaced approximately 123 percent of its 1997 production. On December 31, 1997, the Company had proved reserves of 2.6 billion BOE, consisting of 1,624 million barrels of petroleum liquids and 5,861 billion cubic feet of natural gas, representing an increase of 58 percent on a BOE basis since December 31, 1993.

     In recent years, Conoco has significantly increased capital expenditures through participation in several large scale development projects. Conoco's capital investment in Upstream activities in 1997 was $2.5 billion, including approximately $0.9 billion for the Lobo Acquisition and $171 million for the continued development of Britannia. The Company expects to make Upstream capital investments in 1998 of approximately $1.8 billion, the largest of which will be made in continued development of the Lobo trend, Britannia, Ursa and Petrozuata. The Company believes that all of these projects will contribute to Conoco's 1999 production and significantly increase Conoco's production rates over current levels in future years.

     The majority of Conoco's exploration and production assets are located in North America (United States and Canada) and Western Europe (United Kingdom and Norway). The producing properties in these areas generate cash to fund growth opportunities around the world. Outside of North America and Western Europe, Conoco's investment activities are focused on areas that have the potential to become major business areas in the future, such as Northern South America and the Caribbean, and the Asia Pacific, Middle East and Russia/Caspian Sea regions. Conoco is exploring for oil and/or natural gas in 16 countries. Since 1996, Conoco has pursued and continues to implement an exploration strategy focused on acquiring large acreage positions in areas that are relatively under-explored. The purpose of these acreage acquisitions has been to establish Conoco at an early stage in areas that have the potential for large discoveries. Since 1996, Conoco has acquired significant acreage positions in the deepwater Gulf of Mexico, the Atlantic Margin of Northwest Europe, Northern South America and the Caribbean, and selected basins in the Asia Pacific region. Conoco has applied 3D seismic and other technologies to evaluate this acreage, and has recently begun drilling programs to test the potential of this acreage.

     NORTH AMERICA

     Production operations in North America are principally located in the Lobo trend in South Texas, the Gulf of Mexico, the San Juan Basin in New Mexico, the Permian Basin in West Texas, the foothills east of the Canadian Rockies and the Central Appalachian Basin in Virginia. In 1997, North American operations contributed approximately 24 percent of the Company's worldwide petroleum liquids production and 64 percent of its worldwide natural gas production. Proved North American reserves as of December 31, 1997, were 753 million BOE, consisting of 286 million barrels of petroleum liquids and 2,801 billion cubic feet of natural gas.

     In recent years, Conoco has consolidated its exploration and production operations in North America in order to increase profitability. Conoco sold hundreds of smaller, less efficient properties, while acquiring an increased interest in the Company's largest producing areas such as the San Juan Basin and the Lobo trend. As a result, Conoco has reduced the number of fields in its portfolio from approximately 700 in 1990 to 136 as of June 30, 1998, while maintaining production essentially constant on a BOE basis. The Company has also focused its exploration activities by reducing the number of exploration plays being pursued in North America from over 30 in 1995 to less than 10 as of June 30, 1998. Exploration activity in North America is concentrated in the deepwater Gulf of Mexico, the Permian Basin in West Texas, the San Juan Basin in New Mexico and the foothills of the Canadian Rockies.

     Over the near term, the Company's objectives are to maintain existing production from current North American assets, while increasing production from new wells in the Lobo trend and the deepwater Gulf of Mexico, widening its exploration activities in the foothills of the Canadian Rockies and focusing on its natural gas processing capabilities.

     Lobo Trend in South Texas

     Conoco is the largest natural gas producer in the Lobo trend, and a leading producer, marketer and transporter of natural gas in South Texas. Conoco has 20 years of operating and drilling experience in the

Lobo trend and currently holds approximately 450,000 acres in the area under oil and gas leases. In 1997, in accordance with its strategy to rapidly increase production through participation in large development projects, the Company substantially increased its holdings in South Texas as the result of the Lobo Acquisition. Assets acquired by Conoco in this transaction included approximately 215,000 acres of leases, 800 wells and 1,150 miles of natural gas gathering and transportation pipeline, providing direct access to major Texas intrastate and interstate pipeline systems. As a result of the Lobo Acquisition, Conoco is currently the third largest natural gas producer in Texas.

     Conoco's average working interest in its leases in the Lobo trend is 92 percent. A large number of the producing wells acquired in the Lobo Acquisition were acquired subject to volumetric production payments. The holders of these production payments are entitled to a specific volume of production from these wells (averaging approximately 91 million cubic feet per day in 1998) until the last of the production payments terminate in 2002.

     With most of the Company's expanded Lobo holdings still undeveloped, the Company has significantly increased drilling activity and, as of June 30, 1998, had 14 rigs working continuously in the region. This development activity has resulted in an increase in gross natural gas production in the region from approximately 450 million cubic feet per day as of June 30, 1997 to approximately 700 million cubic feet per day as of June 30, 1998. The Company anticipates spending $1 billion between 1997 and 2002 to further develop its leases in the Lobo trend. The Company's 1998 Lobo trend development program includes the acquisition of new 3D seismic data and the drilling of over 200 wells.

     Lobo Pipeline Company, a wholly owned subsidiary of the Company, owns a 1,150 mile intrastate natural gas pipeline system in South Texas (the "Lobo Pipeline") and expects to implement an expansion plan designed to provide transportation for the Company's gas production and that of third party producers, laying 100 miles of pipeline per year for the next five years. During the first two years, most of the pipeline added will be high-pressure trunklines to support regional development.

     Gulf of Mexico

     Conoco's current portfolio of producing properties in the Gulf of Mexico includes approximately 10 fields operated by the Company and 16 operated by other companies. The properties are in various stages of development, ranging from properties that are fully developed to ones with considerable additional development potential. The Company also holds interests in various offshore platforms, pipelines and other infrastructure.

     Conoco currently has 11 leases in production or under development in the deepwater Gulf of Mexico. The Company's most important current development project in the Gulf of Mexico is the Ursa field development. Ursa, operated by Shell, is one of the largest discoveries to date in the deepwater Gulf of Mexico. The Company holds a 16 percent interest in the field, along with Shell (45 percent), British Petroleum (23 percent) and Exxon (16 percent). The Company expects the Ursa tension leg platform to be installed by early 1999 in approximately 3,800 feet of water, with first production scheduled for mid-1999. The Company projects that peak gross production from the Ursa field will reach 150,000 barrels of petroleum liquids and 400 million cubic feet of gas per day.

     Conoco's most important exploration program in North America is in the deepwater Gulf of Mexico. Conoco is the seventh largest deepwater leaseholder in the Gulf, with interests in 271 leases. Conoco has a 100 percent interest in 130 of these leases, and jointly owns 76 of the remaining leases on a 50-50 basis with Shell. Since 1996, Conoco has acquired 3D seismic data over large portions of the deepwater Gulf of Mexico to identify acreage to lease and to select prospects for drilling. Seismic interpretation is now underway on many leases and preparations for a multi-well drilling program are being made.

     Conoco will carry out its deepwater Gulf of Mexico drilling program in large part with one of two highly sophisticated deepwater drillships that are being constructed for joint ventures between Conoco and R&B Falcon Corporation. The Company expects the first of these vessels to be in service in late 1998, when the Company expects to begin a five-year, $400 million drilling program in the Gulf of Mexico. These drillships, which will be capable of drilling wells in water depths of up to 10,000 feet, provide Conoco with the ability to explore in areas that were previously inaccessible.

     Other U.S. Producing Properties

     Outside of South Texas and the Gulf of Mexico, Conoco's largest producing properties in North America are located in the San Juan Basin of New Mexico, the Permian Basin in West Texas and the Central Appalachian Basin in Virginia. Conoco also has producing properties in the Williston Basin and the Hugoton complex in the Oklahoma/Texas panhandle.

     Conoco has a significant acreage position in the San Juan Basin. Conoco's average daily net production from the San Juan Basin in 1997 was approximately 13,600 barrels of petroleum liquids and 227 million cubic feet of natural gas. Conoco will continue to consider potential acquisitions in this basin to take advantage of synergies resulting from its large asset base and gas plant in the area.

     Conoco has an interest in 29 fields in the Permian Basin, which is one of the largest producing areas in North America. In the Permian Basin, the Company's average daily net production in 1997 was approximately 25,800 barrels of petroleum liquids and approximately 43 million cubic feet of gas. The Company believes the use of 3D seismic technology, horizontal wells and other innovative extraction technologies will allow Conoco to extend the productive life of many of the mature fields in the Permian Basin.

     Pocahontas Gas Partnership ("Pocahontas") is a 50/50 partnership between the Company and DuPont's 50 percent-owned equity affiliate, Consolidation Coal Company. Pocahontas produces and gathers coal bed methane ("CBM") prior to and during coal mining operations in Virginia. The Company expects Pocahontas to produce and gather approximately 38 million cubic feet per day of CBM from the existing active mining area in 1998. The Company recently approved a major expansion of the Pocahontas project to develop CBM outside of the existing mining area. In the project, Pocahontas plans to drill approximately 800 wells over 70,000 acres.

     Canadian Foothills

     Conoco has had significant exploration success in the 1990s in the foothills east of the Canadian Rockies. In this area, Conoco has an interest in 202,000 net acres, much of which has yet to be developed. As part of the Canadian foothills development, Conoco participated in the construction of a gas processing plant in 1997. In addition to the discoveries in the foothills trend, Conoco has a significant interest in the Peco Gas Field, located just east of the foothills. Conoco also owns 100 percent of the Peco gas processing plant, which processes gas from both the Peco Field and the Lovett River Field, another one of Conoco's discoveries in the area.

     NATURAL GAS AND GAS PRODUCTS

     The Company ranked as the fourth largest producer of NGLs in the United States in 1997. In the United States, the Company owns interests in 25 natural gas processing plants located in Colorado, Louisiana, New Mexico, Oklahoma and Texas as well as approximately 10,000 miles of gathering lines. Seventeen of the plants are operated by the Company.

     The Company gathers natural gas, extracts the liquids and sells the remaining residual gas. Most of the Company's raw gas liquids are supplied to its processing operations, which further separate them into NGL products that are used as feedstocks for gasoline and chemicals production. The Company provides service to more than 800 natural gas producers and sells approximately 500 million cubic feet per day of residue gas to approximately 120 customers.

     The Company's share of total NGLs resulting from processing activities at the 25 plants in which the Company owns an interest averaged 65,900 barrels per day in 1997. In 1997, approximately 30,000 barrels per day of additional NGLs were attributable to processing of the Company's natural gas liquids in third-party-operated plants. In addition, the Company's 50 percent-owned equity affiliate, C&L Processors Partnership, has five natural gas processing plants in Oklahoma and Texas. The Company's pro rata share of C&L's NGL production was approximately 7,500 barrels per day in 1997.

     The Company's other natural gas and gas products facilities in the United States include the Lobo Pipeline, an 800-mile intrastate natural gas pipeline system in Louisiana, natural gas and NGL pipelines in several other states, three underground NGL storage facilities, a natural gas liquids fractionating plant in Gallup, New Mexico with capacity of 19,000 barrels per day, and a 22.5 percent equity interest in Gulf Coast Fractionators, which owns a natural gas liquids fractionating plant in Mt. Belvieu, Texas with capacity of 104,000 barrels per day.

     WESTERN EUROPE

     Conoco has a significant portfolio of producing properties in the United Kingdom and Norway. Proved Western Europe reserves, as of December 31, 1997, were 931 million BOE, consisting of 421 million barrels of petroleum liquids and 3,060 billion cubic feet of natural gas. In 1997, operations in Western Europe contributed 46 percent of the Company's worldwide petroleum liquids production and 36 percent of its natural gas production.

     Britannia Field

     Conoco has a 42 percent interest in the Britannia field, which is one of the largest natural gas fields in the United Kingdom sector of the North Sea. Britannia is a centerpiece of the Company's strategy to increase production and reserves through large, long-lived projects. First production from Britannia occurred in August 1998 and the Company estimates that the field will have a production life of approximately 30 years. The Company's proved reserves at Britannia include 1.1 trillion cubic feet of natural gas and 52 million barrels of petroleum liquids at December 31, 1997. The Company believes Britannia has the potential to produce between 650 and 740 million cubic feet of gas per day (gross). Conoco and Chevron, the two largest interest holders in the field, jointly operate Britannia.

     Southern North Sea Producing Properties

     Conoco has various equity interests in 12 producing gas fields in the Southern North Sea, a major gas producing area on the United Kingdom continental shelf. These fields mostly feed into the Conoco-operated Theddlethorpe gas processing facility through three Conoco-operated pipeline systems (Viking, LOGGS and CMS). In 1997, Conoco's net production from the Southern North Sea was 108 billion cubic feet of natural gas.

     Conoco believes there are additional development opportunities in the Southern North Sea. One example is the Viking Phoenix project in which Conoco is targeting the development of additional reserves using existing infrastructure and new drilling and completion technology. The Company expects first production from this development, for which Conoco's proved reserves were 174 billion cubic feet of gas as of December 31, 1997, to occur by the end of 1998.

     Other United Kingdom Properties and Discoveries

     Conoco also has interests in the Miller (30 percent), Alba (12 percent), Statfjord (4.8 percent in the United Kingdom/10.3 percent in the Norwegian sector), MacCulloch (40 percent), and Banff (32 percent) fields, and the Clair discovery (21 percent). Conoco operates the MacCulloch and Banff fields, both of which will employ innovative floating production, storage and offtake technology. British Petroleum operates the Miller field and the Clair discovery, which is one of the largest undeveloped oil discoveries in Western Europe.

     Interconnector Pipeline and Gas Sales

     The Interconnector pipeline, which connects the United Kingdom and Belgium, will facilitate marketing throughout Europe of the natural gas the Company produces in the United Kingdom. The pipeline was installed in 1997, and is expected to commence operation in October 1998. The Company has a 10 percent interest in the $700 million project.

     Norwegian Producing Fields

     Conoco is the sixth largest oil producer in Norway. The Company has an ownership interest in three of the largest fields in the country, Heidrun, Statfjord and Troll. Conoco also has an interest in the Oseberg South (7.7 percent), Visund (9.1 percent), Jotun (3.75 percent), and Huldra (23.3 percent) discoveries, which are in development, as well as the PL 203 (20 percent) discovery.

     Production from the Heidrun field began in 1995 and is currently averaging 205,000 barrels of petroleum liquids per day (gross). Conoco's share of the proved reserves in the field, based on its 18.125 percent equity interest, is 123 million barrels of petroleum liquids and 164 billion cubic feet of natural gas. Conoco was the operator for the construction and installation of Heidrun's tension leg platform. Upon first production, Statoil assumed operatorship in accordance with a pre-agreed arrangement. Associated gas from the Heidrun Field serves as feedstock for a methanol plant that became operational in Norway in 1997. The plant, in which the Company holds an 18.125 percent interest, is operated by Statoil.

     Proved reserves from the Statfjord field have increased substantially over the last five years as field performance has exceeded projections. Conoco, which holds 10.3 and 4.8 percent interests in the Norwegian and United Kingdom sectors of the field, respectively, had net proved reserves of 84 million barrels of petroleum liquids and 142 billion cubic feet of natural gas in the field as of December 31, 1997 (total for Norway and the United Kingdom). Conoco is supporting work by Statoil, the operator of Statfjord, to determine ways to slow the natural decline of the field, and increase reserves. The Company also owns a
1.66 percent interest in the Troll gas field, operated by Statoil, and has net proved reserves in the field of 634 billion cubic feet of natural gas and 20 million barrels of petroleum liquids.

     Exploration -- The Atlantic Margin

     Exploration activity in Western Europe is focused on the deepwater Atlantic Margin fairway, which runs from the Voring Basin off the coast of Norway to the Porcupine Basin off of the west coast of Ireland. Along the Atlantic Margin, Conoco has significant acreage positions in the Voring Basin, the West of Shetlands and North Rockall Trough areas in the United Kingdom and the Porcupine Basin. In 1997, the British government awarded Conoco and three partners exploration licenses for two highly sought after deepwater blocks, Blocks 204/14 and 204/15, in the West of Shetlands area. These blocks are adjacent to a discovery in British Petroleum-operated Block 204/19. Conoco, as operator of Blocks 204/14 and 204/15, anticipates drilling two wells to test the potential of this acreage in 1998.

     NORTHERN SOUTH AMERICA AND THE CARIBBEAN

     Petrozuata

     Petrozuata is a key component of Conoco's strategy to increase production and reserves through implementation of long-lived, large development projects and to utilize its proprietary coking technology in other areas of its business. Petrozuata is a joint venture between the Company, which holds a 50.1 percent non-controlling equity interest (subject to an option held by the Venezuelan investment entity SOFIP to purchase one percent of the joint venture from Conoco that expires May 31, 1999), and PDVSA Petroleo y Gas S.A., a subsidiary of PDVSA, which holds the remaining interest. Petrozuata, the first venture of its kind in Venezuela, is developing an integrated operation to produce extra heavy crude oil from known reserves in the Zuata region of the Orinoco Belt, transport it to the Jose industrial complex on the north coast of Venezuela and upgrade it into Synthetic Crude, with associated by-products of liquified petroleum gas, sulfur, petroleum coke and heavy gas oil. Conoco's recorded proved reserves relating to its interest in this project as of December 31, 1997 were 680 million barrels of oil. Drilling began in 1997 and currently approximately 50 horizontal wells are in various stages of development, with another 37 wells planned by year-end 1999. The joint venture agreement has a 35-year term and requires approval of both Conoco and PDVSA Petroleo y Gas S.A. for major Petrozuata decisions.

     The upgrading facility, which will employ the Company's proprietary delayed coking technology, is currently under construction. The upgrader will be located at Jose and is projected to become operational in 2000. Diluted extra-heavy crude oil will be transported via a 36-inch pipeline from the field to the Jose industrial complex. An adjacent 20-inch pipeline will return naphtha from the upgrader to the field for use as a diluent. Petrozuata has also begun construction of field processing and support facilities and marine facilities for shipping Synthetic Crude and by-products.

     Petrozuata began producing extra heavy crude oil in August 1998 and the Company expects that Petrozuata's production will rise to 120,000 barrels (gross) daily by the time the project's upgrading facility becomes operational. Prior to completion of the upgrader, the extra heavy crude will be blended with lighter oils and sold on world markets. Following completion of the upgrader, the Synthetic Crude produced by Petrozuata will either be used as a feedstock for the Company's Lake Charles refinery and a refinery operated by PDVSA, or will be sold to third parties. The Company has entered into an agreement to purchase up to 104,000 barrels per day of the Petrozuata Synthetic Crude for a formula price over the term of the joint venture if Petrozuata is unable to sell the production to third parties for higher prices. All synthetic crude sales will be denominated in United States dollars. By-products produced by the upgrader (principally coke and sulfur) will be sold to a variety of domestic and foreign purchasers. The loading facilities at Jose will transfer Synthetic Crude and some of the by-products to ocean tankers for export. Synthetic Crude sales are expected to comprise more than 90 percent of the project's revenues.

     The La Luna Trend

     Exploration activity in Northern South America and the Caribbean is focused on a geologic trend known as La Luna. In Venezuela, the Company conducted seismic surveys in 1997 on the shallow water Gulf of Paria West block, located between Venezuela and Trinidad, and on the Guanare block in the Merida Andes foothills. The Company expects to begin drilling of prospects on these blocks in 1998. Conoco currently holds a 50 percent working interest in both the Gulf of Paria West block, which it operates, and the Guanare block, which is operated by Elf (in each case subject to dilution to 32.5 percent at the option of a PDVSA affiliate).

     In northwestern Colombia, seismic surveys have been completed in partnership with Texaco on three tracts that Conoco acquired through a 50 percent farm-in. In 1998, Texaco has drilled one well on the acreage (which was a non-commercial discovery) and plans two additional wells before year-end. In addition, Conoco and Texaco recently acquired a fourth tract in a joint bid.

     In 1997, Conoco signed a production sharing contract for Blocks 4a and 4b, two large, prospective blocks off Trinidad's east coast. A 3D seismic survey was acquired over the acreage in 1997, and the Company expects to commence drilling in late 1998 or early 1999. Conoco is operator of both blocks and has a 50 percent working interest, as does Texaco.

     Seeking additional attractive opportunities in the La Luna Trend, Conoco has conducted a two-year study of the hydrocarbon potential of the entire offshore Barbados area. Encouraged by the study, Conoco has entered into a commitment to acquire seismic data over 50 percent of the original study area and has the option to enter a drilling program to test the potential of this largely unexplored area.

     Phoenix Park

     The Company holds a 39 percent interest in Phoenix Park Gas Processors Limited ("Phoenix Park"), a joint venture with the National Gas Company of Trinidad and Tobago Limited, that processes and markets gas products in Trinidad. Phoenix Park owns a gas processing plant, a fractionator producing propane, mixed butane and natural gasoline, storage tanks and a liquefied petroleum gas marine loading dock. These facilities produce over 13,000 barrels per day (gross) of NGLs. Phoenix Park is currently implementing a significant expansion of its facilities.

     ASIA PACIFIC

     The Company has a 30-year operating history in Indonesia. The focus of Conoco's effort in the Asia Pacific region is the Company's operations in the Indonesian sector of the Natuna Sea. In this area, Conoco is the operator of the Block B and North West Natuna production sharing contracts ("PSCs").

     West Natuna Gas Project

     Conoco, as operator of the South Natuna Sea Block B PSC, along with the other participants in Block B and the interest holders in the Block A and Kakap PSCs, have formed the "West Natuna Group", with the aim of jointly marketing gas from the West Natuna Area. In April 1997, Pertamina, the Indonesian state-owned oil and gas company, entered into an agreement with a consortium (led by Sembawang in Singapore) (the "Singapore Group") pursuant to which the parties intend to negotiate natural gas purchase and sale agreements for the sale by Pertamina of natural gas from specified fields in the PSCs operated by the West Natuna Group (the "West Natuna Gas Project"). Pertamina and the Singapore Group have now finalized (but not executed) a gas sales agreement. The current term of the proposed purchase agreement provides for gas deliveries to begin by mid-2001. The gas would be used for industrial purposes, primarily in power generation and petrochemical plants, in Singapore.

     For the project to proceed certain conditions must be satisfied, including the completion of the design of a 463 kilometer 30-inch submarine pipeline to transport the gas from the West Natuna Sea fields to Singapore, completion of the tariff and offtake arrangements relating to the pipeline, agreement between the West Natuna Group and Pertamina to gas supply and allocation terms, the arrangement by the Singapore parties of offtake agreements for the gas, and the extension of each of the PSCs. The Company has no control over the satisfaction of these conditions, and there is no assurance that the conditions will be satisfied or waived by the date required.

     Assuming satisfaction of the above stated conditions and successful negotiation of natural gas agreements among Pertamina and the Singapore Group, up to one trillion cubic feet of natural gas could be supplied from gas fields in Block B to the Singapore Group under the letter agreement Pertamina has signed. First gas deliveries could begin by mid-2001, and the Company believes Block B's share of production could reach 140 million cubic feet of gas daily. Until all conditions necessary for project approval are met, no proved reserves will be attributed to Conoco's interest in the West Natuna Gas Project.

     Belida and Sembilang Fields, Indonesia

     Conoco holds a 40 percent interest in and serves as operator of the Belida and Sembilang oil fields in the Block B PSC. An ongoing infill drilling program in the Belida Field maintained gross production in the range of 90,000 barrels per day in 1997.

     RUSSIA/CASPIAN SEA

     The Company holds a 50 percent direct (plus a 4.7 percent indirect interest) ownership interest in Polar Lights Company ("Polar Lights"), a Russian limited liability company established in January 1992. Polar Lights, the first Russian-Western joint venture to develop a major new oil field, was established to develop the Ardalin oil field discovered in 1988 by the Russian state enterprise GP Arkhangelskgeologia. Ardalin is located in the Arctic tundra some 1,000 miles northeast of Moscow. As of December 31, 1997, Conoco's share of proved reserves is 43 million barrels of petroleum liquids, with an additional eight million barrels of net proved reserves at the adjacent oil fields -- Kolva and Dusushev. Polar Lights started producing oil in August 1994 and gross production has increased from an average 27,000 barrels per day to 37,000 barrels per day as of June 30, 1998. Oil is transported through the existing Russian pipeline system, and is then exported or sold on the domestic market.

     In March 1998, Conoco signed a memorandum of understanding with OAO Lukoil ("Lukoil"), Russia's largest oil company, to jointly study the development of petroleum reserves in the 1.2-million-acre block known as the Northern Territories in the Timan-Pechora region in Northern Russia, which includes the large undeveloped Yuzhno Khilchuyu oil field. The memorandum of understanding followed Lukoil's purchase in December 1997 of the controlling interest in OAO Arkhangelskgeoldobycha (successor to GP Arkhangelskgeologia), the Company's original partner in the Northern Territories.

     In July 1998, the Company acquired a 15.667 percent interest in OAO Arkhangelskgeoldobycha for approximately $33 million. OAO Arkhangelskgeoldobycha owns a 30 percent interest in Polar Lights.

     Conoco is also one of several foreign participants with Gazprom, the major Russian gas company, in a project to assess the feasibility of developing infrastructure and establishing a market for the extensive gas reserves believed to be contained in the remote Shtokmanskoye field located in the Barents Sea.

     WEST AFRICA

     In 1997, Conoco, in partnership with Express Petroleum and Gas Company Ltd. of Nigeria ("Express"), announced the production of first oil from the shallow water Ukpokiti field, located offshore in the western Niger delta. Conoco currently has a 90 percent revenue interest in the field. Total production from the field is currently 20,000 barrels per day of oil, and Conoco's net proved reserves as of December 31, 1997, were 13.2 million barrels of oil. Express operates Ukpokiti with the Company providing technical and operational assistance in the field's development. Field development included three remote caisson-type structures, five wells, and the conversion of the Conoco VLCC tanker "Independence" into a floating production and storage offtake vessel. With a 1.7 million-barrel storage capacity, the vessel also serves as an export terminal.

     In addition to the Company's interest in the Ukpokiti field, Conoco has a
47.5 percent working interest in the deepwater OPL 220 license off the coast of Nigeria, which is operated by Conoco and encompasses 600,000 acres. The Company has acquired a 3D seismic survey and drilled two wells on this license. The first well, which was drilled in 1997, found only gas and was noncommercial. The second well was drilled in 1998 and encountered both oil and gas-filled sands. Conoco and its partner Exxon are currently evaluating results from this second well so that a decision can be made as to the future work program for the block.

     MIDDLE EAST

     In Dubai, United Arab Emirates, Conoco has operated four fields since their discovery between 1966 and 1973. Currently the Company is using horizontal drilling techniques and advanced reservoir drainage technology to enhance the efficiency of the offshore production operations and improve recovery rates.

     OIL AND NATURAL GAS RESERVES

     The Company's estimated proved reserves at December 31, 1997, were 2.6 billion BOE (consisting of 1,624 million barrels of oil and 5,861 billion cubic feet of natural gas), up 39 percent from December 31, 1996. This increase largely reflects reserves associated with the Company's equity interest in Petrozuata.

     Oil and gas proved reserves cannot be measured precisely. Reserve estimates are based on many factors related to reservoir performance which require evaluation by engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs as well as extensive engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. See "Risk Factors -- Uncertainty of Estimates of Proved Reserves."

     At the request of the Company, DeGolyer and MacNaughton, independent petroleum engineering consultants has carried out an independent evaluation of selected properties representing approximately 80 percent of the Company's proved reserves based on present value at December 31, 1997. The results obtained by DeGolyer and MacNaughton with respect to reserves at December 31, 1997 do not show significant differences from those reported by the Company. DeGolyer and MacNaughton has delivered to the

Company its summary letter report describing its procedures and conclusions, a copy of which appears as Annex A hereto. No major discovery or other favorable or adverse event has occurred since December 31, 1997, that would cause a significant change in the estimated proved reserves as of that date.

     The following table sets forth by region the Company's proved oil reserves at year-end for the past five years:

                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                             1993   1994   1995   1996    1997
                                                             ----   ----   ----   ----   ------
                                                                   (MILLIONS OF BARRELS)
PROVED OIL RESERVES(1)
COMBINED COMPANIES
United States..............................................  344    336    294    299       277
Europe.....................................................  390    394    408    413       421
Other regions..............................................  230    223    231    214       195
                                                             ---    ---    ---    ---    ------
          Worldwide........................................  964    953    933    926       893
SHARE OF EQUITY AFFILIATE RESERVES
Europe.....................................................   19     35     44     47        51
Other regions(2)...........................................   --     --     --     --       680
                                                             ---    ---    ---    ---    ------
          Total oil reserves...............................  983    988    977    973     1,624
                                                             ===    ===    ===    ===    ======

---------------

(1) Oil reserves comprise crude oil, condensate and NGLs expected to be removed for the Company's account from its natural gas production.

(2) Represents the Company's equity share of the Petrozuata venture in Venezuela.

     The following table sets forth the Company's natural gas reserves at year-end for the past five years by region:

                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                         1993    1994    1995    1996    1997
                                                         -----   -----   -----   -----   -----
                                                               (BILLIONS OF CUBIC FEET)
PROVED NATURAL GAS RESERVES
COMBINED COMPANIES
United States..........................................  1,802   1,749   1,891   1,822   2,235
Europe.................................................  1,752   2,431   2,649   3,068   3,060
Other regions..........................................    126     150     169     173     196
                                                         -----   -----   -----   -----   -----
          Worldwide....................................  3,680   4,330   4,709   5,063   5,491
SHARE OF EQUITY AFFILIATE RESERVES
United States..........................................    291     344     339     333     370
                                                         -----   -----   -----   -----   -----
          Total natural gas reserves...................  3,971   4,674   5,048   5,396   5,861
                                                         =====   =====   =====   =====   =====

     PRODUCTION DATA

     The Company's oil and natural gas production averaged 654,000 BOE per day in 1997, compared with 656,000 BOE per day in 1996. As a percentage of total production, natural gas production was 31 percent in 1997 and 1996.

     The table below shows the Company's interests in average daily oil production and natural gas production for the past three years. Oil production comprises crude oil and condensate produced for the Company's account, plus its share of NGLs removed from natural gas production from owned leases and NGLs acquired through gas plant ownership. Natural gas production represents the Company's share of production from leases in which the Company has an ownership interest.

                                                              1995    1996    1997
                                                              -----   -----   -----
                                                              (THOUSANDS OF BARRELS
                                                                    PER DAY)
AVERAGE DAILY OIL PRODUCTION
  COMBINED COMPANIES
     Crude Oil, Condensate, and Natural Gas Liquids from
      Owned Reserves:
       United States........................................     93      91      90
       Europe...............................................    143     182     176
       Other Regions........................................     98      88      92
                                                              -----   -----   -----
          Subtotal..........................................    334     361     358
     Natural Gas Liquids from Gas Plant Ownership:
       United States........................................     65      67      66
                                                              -----   -----   -----
          Total Production..................................    399     428     424
  SHARE OF EQUITY AFFILIATES
     Crude Oil, Condensate, and Natural Gas Liquids from
      Owned Reserves........................................     12      13      16
     Natural Gas Liquids from Gas Plant Ownership...........     13      13      13
                                                              -----   -----   -----
          Total Production Equity Affiliates................     25      26      29
                                                              -----   -----   -----
          Total Oil Production Per Day......................    424     454     453
                                                              =====   =====   =====

                                                               1995     1996     1997
                                                              ------   ------   ------
                                                              (MILLIONS OF CUBIC FEET
                                                                      PER DAY)
AVERAGE DAILY NATURAL GAS PRODUCTION
  COMBINED COMPANIES
     Natural Gas from Owned Reserves:
       United States........................................    740      738      709
       Europe...............................................    341      416      432
       Other Regions........................................     31       41       46
                                                              -----    -----    -----
          Total Deliveries..................................  1,112    1,195    1,187
  SHARE OF EQUITY AFFILIATES
     Natural Gas from Owned Reserves:
       United States........................................     14       16       16
                                                              -----    -----    -----
          Total Natural Gas Production Per Day..............  1,126    1,211    1,203
                                                              =====    =====    =====


     See pages F-33 and F-34 for the annual production volumes of oil (crude oil, condensate and natural gas liquids) and natural gas from proved reserves. Proved oil production volumes exclude natural gas liquids from plant ownership.

     PRODUCTION COST DATA

     The following table sets forth the Company's average production costs per BOE produced, average sales prices per barrel of crude oil and condensate sold and average sales prices per MCF of natural gas sold, for the three-year period ended December 31, 1997.

                                                             TOTAL     UNITED             OTHER
                                                           WORLDWIDE   STATES   EUROPE   REGIONS
                                                           ---------   ------   ------   -------
                                                                (UNITED STATES DOLLARS)(1)
For the year ended December 31, 1997
  Average production costs per barrel of oil equivalent
     of petroleum produced(2)............................   $ 4.21     $ 4.23   $ 4.51   $ 3.40
  Average sales prices of produced petroleum(3)
     Per barrel of crude oil and condensate sold.........    18.58      17.93    18.93    18.35
     Per MCF of natural gas sold.........................     2.51       2.34     3.25     1.41
For the year ended December 31, 1996
  Average production costs per barrel of oil equivalent
     of petroleum produced(2)............................     3.84       4.11     4.13     2.50
  Average sales prices of produced petroleum(3) Per
     barrel of crude oil and condensate sold.............    20.11      18.68    20.94    19.47
     Per MCF of natural gas sold.........................     2.21       1.90     2.92     1.24
For the year ended December 31, 1995
  Average production costs per barrel of oil equivalent
     of petroleum produced(2)............................     3.92       3.78     4.82     2.49
  Average sales prices of produced petroleum(3) Per
     barrel of crude oil and condensate sold.............    16.52      15.53    16.95    16.56
     Per MCF of natural gas sold.........................     1.86       1.44     2.96     1.13

---------------
(1) Excludes the Company's share of equity affiliates.

(2) Average production costs per barrel of equivalent liquids, with natural gas converted to liquids at a ratio of 6,000 cubic feet of gas to one barrel of liquid.

(3) Excludes proceeds from sales of interest in oil and gas properties.

     DRILLING AND PRODUCTIVE WELLS

     The following table sets forth the Company's drilling wells and productive wells by region as of December 31, 1997.

                                                               TOTAL     UNITED             OTHER
                                                             WORLDWIDE   STATES   EUROPE   REGIONS
                                                             ---------   ------   ------   -------
                                                                       (NUMBER OF WELLS)
Number of wells drilling(1)(3)
  Gross....................................................       33         15     13         5
  Net......................................................       14          9      3         2
Number of productive wells(2)(3)
  Oil
     wells  -- gross.......................................    7,761      7,173    278       310
            -- net.........................................    2,657      2,523     26       108
  Gas wells -- gross.......................................    8,749      8,486    169        94
            -- net.........................................    4,210      4,089     33        88

---------------

(1) Includes wells being completed.

(2) Approximately 80 gross (27 net) oil wells and 757 gross (271 net) gas wells, all in the United States, have multiple completions.

(3) Excludes the Company's share of equity affiliates.

     DRILLING ACTIVITY

     The following table sets forth the Company's net exploratory and development wells drilled by region for the three-year period ended December 31, 1997.

                                                              TOTAL     UNITED             OTHER
                                                            WORLDWIDE   STATES   EUROPE   REGIONS
                                                            ---------   ------   ------   -------
                                                               (NUMBER OF NET WELLS COMPLETED)
For the year ended December 31, 1997(1)
  Exploratory -- productive...............................      7.1       3.7     1.6       1.8
              -- dry......................................     18.4      11.7     4.9       1.8
  Development -- productive...............................    142.6     126.9     5.4      10.3
              -- dry......................................     10.2       7.2     0.0       3.0
For the year ended December 31, 1996(1)
  Exploratory -- productive...............................     42.8       1.6     2.0      39.2
              -- dry......................................     20.5      10.3     4.0       6.2
  Development -- productive...............................     89.9      73.1     6.1      10.7
              -- dry......................................     17.3      13.5     0.3       3.5
For the year ended December 31, 1995(1)
  Exploratory -- productive...............................     34.2      12.8     1.4      20.0
              -- dry......................................     38.2      22.1     4.9      11.2
  Development -- productive...............................    109.5      94.3     8.0       7.2
              -- dry......................................     13.7      10.7     0.0       3.0

---------------

(1) Excludes the Company's share of equity affiliates.

     DEVELOPED AND UNDEVELOPED PETROLEUM ACREAGE

     The following table sets forth the Company's developed and undeveloped petroleum acreage by region as of December 31, 1997.

                                                             TOTAL     UNITED             OTHER
                                                           WORLDWIDE   STATES   EUROPE   REGIONS
                                                           ---------   ------   ------   -------
                                                                   (THOUSANDS OF ACRES)
Developed acreage(1)
  Gross..................................................      7,555   2,663    1,129      3,763
  Net....................................................      3,341   1,559      317      1,465
Undeveloped acreage(1)
  Gross..................................................    108,803   2,749    4,984    101,070
  Net....................................................     80,017   2,103    1,648     76,266

---------------

(1) Excludes the Company's share of equity affiliates.

     The Company is not required to file, and has not filed on a recurring basis, estimates of its total proved net oil and gas reserves with any U.S. or non-U.S. governmental regulatory authority or agency other than the Department of Energy (the "DOE") and the Securities and Exchange Commission (the "Commission"). The estimates furnished to the DOE have been consistent with those furnished to the Commission. They are not necessarily directly comparable, however, due to special DOE reporting requirements such as requirements to report in some instances on a gross, net or total operator basis, and requirements to report in terms of smaller units. In no instance have the estimates for the DOE differed by more than five percent from the corresponding estimates reflected in total reserves reported to the Commission.

DOWNSTREAM

     SUMMARY

     Downstream operations encompass refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transportating, distributing and marketing petroleum products. Downstream operations are organized regionally with operations in North America, Europe and the Asia Pacific region. North American and European operations provided 60 percent and 46 percent, respectively, of total Downstream earnings in 1997, partially offset by a small loss resulting from start-up activities in Asia Pacific. Downstream's objective is to continue to provide an appropriate return on investment by improving the competitiveness of the core business, while providing free cash flow to fund growth in new Downstream businesses, as well as elsewhere within the Company.

     Conoco has made capital investments in Downstream activities averaging approximately $600 million per year for the last three years. 1998 capital investments in Downstream activities are also expected to be approximately $600 million.

     Downstream's strengths are in processing heavy, high sulfur and acidic crudes, upgrading bottom-of-the-barrel feedstocks via coking technology, running low-cost, high volume retail marketing operations and developing specialty products. Approximately 50 percent of the Company's worldwide refining capacity is designed to process heavy, high sulfur crude. The Humber refinery in the United Kingdom can process about 44 percent acidic crudes in its crude slate. The Company has applied its coking technology to nearly all of its refining operations throughout the world. This has enabled the Company to become a world leader in producing petroleum coke products, such as high-value graphite and anode coke, which are used in the production of electrodes for the steel and aluminum industries. Conoco has also licensed its fuel coking technology around the world, which has in turn created other business development opportunities.

     The Company produces and markets a full range of refined petroleum products, including gasolines, diesel fuels, heating oils, aviation fuels, heavy fuel oils, asphalts, lubricants, petroleum coke products and petrochemical feedstocks. The Company owns and operates, or is a partner in the operation of, nine refineries worldwide with a total crude and condensate capacity of 799,000 barrels per calendar day (including the new Melaka refinery, which Conoco expects will be completed in the fourth quarter of 1998). Upon completion of Melaka, refining capacity will be distributed 62 percent in the United States, 33 percent in Europe and five percent in the Asia Pacific region. Capacity has risen by over 175,000 barrels per day, or 29 percent, since year end 1995 as a result of the expansion of the Lake Charles refinery, the upgrade of the Humber refinery, and the acquisition of its interest in two refineries in the Czech Republic. In the United States, the Company primarily markets through low-cost wholesale operations. The Company has a growing marketing presence in Europe and Asia Pacific, where it is a leader in operating low-cost, high-volume retail stations. In the first half of 1998, marketing sales averaged 984,000 barrels of refined product per day, distributed 67 percent, 32 percent and 1 percent in the United States, Europe and the Asia Pacific region, respectively.

     NORTH AMERICA

     Conoco's four U.S. refineries are fully integrated, high conversion facilities, with design capacity to process over 50 percent high sulfur crude oils, much of which is also heavy crude. A principal factor affecting the profitability of the Company's North American operations is the price of refined products in relation to the cost of crude oils and other feedstocks processed. Because the Company is able to process a relatively large portion of heavy, high sulfur crude oil, the cost advantage of these crude oils (such as those from Mexico, Venezuela and Canada) over lighter, low sulfur crude oils (such as West Texas Intermediate) is particularly significant. Over half of Conoco's U.S. refining capacity is located in inland markets and therefore benefits from the price differential for products produced and sold inland versus those produced and sold on the Gulf Coast.

     Integration of refining, transportation and marketing, and continuous improvement initiatives, have resulted in increased profitability from improvements in refinery reliability, utilization, product yield, and energy usage. Since 1993, the Company has increased refining input at its four U.S. refineries by 20 percent, while lowering average operating expenses by approximately $1.70 per barrel of refinery input. The Company has improved market share through geographic concentration of markets.

     The Company intends to limit ongoing capital investments in Downstream North America to a level that is less than half of Downstream North America's operating cash flow for ongoing capital expenditures, excluding large, non-discretionary, regulatory-driven projects and selected growth projects. Capital expenditures for North America were approximately $227 million in 1997 and are expected to decline to approximately $170 million in 1998, reflecting the completion of major projects. The Company is positioned to make the necessary clean fuels investments at its refineries over the next five years in support of changing motor fuel specifications. The Company also plans to make investments at the Lake Charles refinery to facilitate processing of Petrozuata Synthetic Crude.

     Refining

     The Company operates four wholly owned refineries in the United States. The following tables outline the rated crude and condensate distillation capacity as of December 31 for each of the past five years, and the average daily crude, condensate and other inputs for each of the past five years.

                                                                      DECEMBER 31,
                                                            ---------------------------------
                                                            1993   1994   1995   1996    1997
                                                            ----   ----   ----   ----    ----
                                                             (THOUSANDS OF BARRELS PER DAY)
REFINERY CRUDE AND CONDENSATE CAPACITY
Lake Charles, Louisiana...................................  175    182    191    226     226
Ponca City, Oklahoma......................................  140    140    150    155     155  (1)
Denver, Colorado..........................................   58     58     58     58      58
Billings, Montana.........................................   49     49     49     52      52
                                                            ---    ---    ---    ---     ---
          Total...........................................  422    429    448    491     491
                                                            ===    ===    ===    ===     ===

---------------

(1) Subsequent to December 31, 1997, capacity has been upgraded to 160,000 barrels per day.

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                              1993   1994   1995   1996   1997
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY INPUTS(1)
  Lake Charles, Louisiana
     Crude and condensate(2)................................  165    183    179    177    211
     Other feedstocks.......................................   21     24     23     21     23
  Ponca City, Oklahoma
     Crude and condensate(2)................................  135    144    151    150    161
     Other feedstocks.......................................    3      2      5      2      2
  Denver, Colorado
     Crude and condensate(2)................................   46     47     49     49     53
     Other feedstocks.......................................    0      0      0      0      0
  Billings, Montana
     Crude and condensate(2)................................   45     48     45     51     51
     Other feedstocks.......................................    4      3      3      3      3
          Total crude and condensate........................  391    422    424    426    476
          Total other feedstocks............................   28     30     31     26     27

---------------

(1) This table includes feedstocks in addition to crude and condensate on which rated capacity is based.

(2) This table includes actual crude and condensate runs, which may exceed rated capacity.

     The Company's U.S. consolidated refined product yields by volume in 1997 were 46 percent motor gasoline, 40 percent middle distillates, including jet and diesel fuel, 4 percent residual fuel oil and asphalt and 10 percent other products, including petroleum coke, lubricants and liquefied petroleum gases.

     Lake Charles Refinery and Related Facilities

     The Company's Lake Charles refinery, located in Westlake, Louisiana, has a crude capacity of 226,000 barrels per day and processes both heavy, high sulfur crude oil and low sulfur crude oil. The refinery's Gulf Coast location provides access to numerous cost-effective domestic and international crude oil sources. The crude design capacity is approximately 56,000 barrels per day of local, domestically supplied low sulfur crudes, with the remaining 170,000 barrels per day being heavy, high sulfur crudes. While the types and origins of these lower priced, heavy, high sulfur crudes can vary, the majority consists of Venezuelan and Mexican crudes delivered via tanker. The Lake Charles refinery products can be delivered by truck, rail or into major common carrier products pipelines partially owned by the Company which serve the Eastern and Mid-continent United States. In addition, refinery products can be sold into export markets through the refinery's marine terminal.

     The ability to refine both low-sulfur and heavy high sulfur crudes at the Lake Charles refinery provides a competitive advantage to the Company by enabling the refinery to produce from relatively low-cost feedstocks a full range of products including LPG, gasolines, jet fuel, diesel fuel, petroleum coke, lube oils and other specialty products. The refinery facilities include fluid catalytic cracking, delayed coking and hydrodesulfurization units which enable it to maximize the upgrade from the heavier crudes. A crude unit expansion and a new catalytic reformer were completed in conjunction with the Excel Paralubes project to take advantage of synergies generated between the two facilities. The Company is making investments in the Lake Charles refinery so that, in the future, it will be able to process Petrozuata Synthetic Crude.

     Integration of fuels and specialty products plays an important role in maximizing product value at the refinery. Intermediates produced from low-sulfur crude processing allow the refinery to supply the heaviest, highest boiling range material in the crude to the Cit-Con lube plant (owned by a 35 percent-owned equity affiliate of Conoco) for base oils, finished lubes and wax production. Other intermediates are exchanged with a neighboring chemical plant complex for further processing.

     The refinery supplies high sulfur gas oil to Excel Paralubes (a 50/50 joint venture between the Company and Pennzoil) which owns a hydrocracked lubricating base oil facility. Excel Paralubes's state-of-the-art lube oil facility produces nearly 17,000 barrels per day of high quality hydrocracked base oils, representing approximately 10 percent of U.S. lubricating base oil production. Hydrocracked base oils are second in quality only to synthetic base oils, but are produced at a much lower cost. The refinery produces other specialty intermediates for making solvents to supply the recently formed Penreco joint venture company (also a joint venture with Pennzoil). Penreco manufactures and markets highly refined specialty petroleum products for global markets.

     The Lake Charles facilities also include a specialty coker and calciner that manufacture the more highly valued graphite and anode petroleum cokes for the steel and aluminum industries, and provide a substantial increase in light oils production by converting the heaviest part of the heavy high sulfur crude barrel into diesel fuel and gasoline. In addition, green petroleum coke is supplied to a nearby coke calcining venture.

     Ponca City Refinery

     The Company's refinery located in Ponca City, Oklahoma, recently increased its crude capacity to 160,000 barrels per day of light, high sulfur and light, low sulfur crudes. Both foreign and domestic crudes are delivered by pipeline from offshore, Oklahoma, Kansas, and North and West Texas fields. Finished products are shipped by truck, rail and Company-owned and common carrier pipelines to markets throughout the Mid-continent region.

     The Ponca City refinery is a fully integrated, high-conversion facility that produces a full range of products, including LPG, gasoline, jet fuel, diesel and anode and fuel grade petroleum cokes. The refinery's facilities include fluid catalytic cracking, delayed coking and hydrodesulfurization units which enable it to produce high ratios of gasoline and diesel fuel from crude oil.

     Denver Refinery

     The Company's Denver refinery, located in Commerce City, Colorado, has a crude capacity of 58,000 barrels per day, processing a mixture of Canadian heavy, high sulfur crudes, and domestic heavy, high sulfur crude oils and low sulfur crude oils. Almost all crude oil processed at the refinery is transported via pipeline. Products are delivered predominantly through a local truck loading terminal to the east side of the Rockies but also by rail and pipelines to other Colorado markets. The refined gasoline products from the Denver refinery help supply the Company's marketing operations in the Rocky Mountain states.

     The Denver refinery is a fully integrated refinery that produces a full range of products including gasolines, jet fuels, diesel and asphalt. The refinery's upgrading units enable it to process a crude slate containing nearly 50 percent heavy, high sulfur crude. The Company has a processing agreement with a refinery located in Cheyenne, Wyoming, that has coking capabilities from which the refinery receives intermediate feedstocks for processing into finished products. The Denver refinery also supplies KC Asphalt (a 50/50 joint venture between the Company and Koch Industries) with high quality asphalt products. Both of these ventures enable the Company to turn relatively low value intermediates into higher margin products.

     Billings Refinery

     The Company's Billings, Montana refinery has a crude capacity of 52,000 barrels per day, processing a mixture of over 80 percent Canadian heavy, high sulfur crude plus domestic high sulfur and low sulfur crude oils all delivered by pipeline. Products from the refinery are delivered via Company-owned pipelines, rail, and trucks, supplying the Company's extensive branded marketing in Eastern Washington and the Northern Rocky Mountain states. The refinery's proximity to its primary source of crude and its ability to refine both low sulfur and heavy-sulfur crudes provide the Company with significant competitive advantages.

     The Billings refinery is a fully integrated refinery that produces a full range of products including gasolines, jet fuels, diesel and fuel grade petroleum coke. The Billings refinery has a very high conversion rate and the capability to process less expensive, very heavy high sulfur crudes. A delayed coker converts heavy, high sulfur resid into higher value light oils. A gas oil hydrotreating unit and hydrogen plant improve the light oil production yields and remove the additional sulfur contained in these heavy, high sulfur crudes.

     Marketing

     In the United States, the Company markets gasoline, utilizing the Conoco brand, in 33 states (20 of which represent primary markets), in the Southeast, Mid-continent and Rocky Mountain regions. Market growth continues to be targeted to those areas where the Company can obtain a strong market share and geographical areas that leverage supply from the U.S. refineries and distribution systems in which the Company has an ownership position. Increasing operating market share has resulted in particularly strong brand recognition in the Rocky Mountain and Mid-continent markets.

     Conoco branded gasoline is sold through approximately 4,900 branded stations in the United States, 84 percent through retail outlets owned by independent wholesale marketers and 16 percent through 295 Company-owned stores at year end 1997. The Company markets gasoline primarily through the wholesale channel in the United States because it requires a lower capital investment than retail but still provides a secure, branded outlet for the Company's products. The Company also operates retail stations to establish brand standards and image as well as to better understand the independent distributors in order to provide programs and services to them and to the consumer. Building on this knowledge, the Company has recently introduced "breakplace(R)," a new concept in convenience store design. This new format, involving the complete redesign of an outlet's exterior and interior, is designed to increase the frequency and transaction size of customer visits by catering to the needs of the "convenience connoisseur." There were 21 breakplace(R) locations as of May 31, 1998, and the Company is licensing the trademark to marketers. Many more stores in the network have adopted comprehensive offerings patterned after the format, thereby supporting wholesale marketing and elevating the Company's brand perception to the consumer.

     At year-end 1997, CFJ Properties, a 50/50 joint venture between the Company and Flying J, owned and operated 78 truck travel plazas that carry both the Conoco and Flying J brands and provide a secure outlet for the Company's diesel production. In addition, bulk sales of all refined petroleum products are made to commercial, industrial and spot market customers.

     Transportation

     Conoco has approximately 6,500 miles of crude and product mainline pipelines in the United States, including those partially owned and/or operated by affiliates. The Company also owns and operates 37 finished product terminals, six liquified petroleum gas terminals, one crude terminal and one coke-exporting facility. The Company's crude pipeline interests and terminals provide integral logistical links between crude sources and refineries to lower crude costs. The product pipelines serve as secure links between refineries and key products markets. In 1997, the Company had a 87 percent utilization rate in its pipelines and a 68 percent utilization in its crude/product terminals. The Company has historically had one of the highest pipeline utilization rates in industry benchmarking studies. The Company's U.S. pipeline system transported an average of 914,000 barrels per day in 1997. The Company's equity share of shipments on affiliate pipelines was an additional 363,000 barrels per day.

     The Company currently operates a fleet of seven crude oil tankers, principally of Liberian registry, including five double hulled tankers. By the end of 1998, the Company plans to operate a 100 percent double-hulled tanker fleet in United States waters. Four vessels are used to provide secure transportation to the Lake Charles refinery, two others are in use in the Asia Pacific market and another is on lease to a third party for use as a shuttle tanker for the Heidrun field in the North Sea, in which Conoco has an interest. An eighth vessel is being used as a floating production storage and offtake vessel off the coast of Nigeria. Two additional double-hulled tankers are currently under construction and will be joining the fleet in the Gulf of Mexico in 1999.

     EUROPE

     The Company's European refining and marketing activities include operations in 17 countries, primarily in the United Kingdom and Germany. These two markets accounted for 72 percent of the assets and 92 percent of the Company's European Downstream after-tax earnings in 1997. The Company also has marketing operations in Austria, Belgium, Denmark, Finland, France, Luxembourg, Norway, Sweden, and Switzerland. More recently it has entered the faster growing markets of the Czech Republic, Hungary, Poland, Slovakia, Spain and Turkey. The marketing operations in Central and Eastern Europe and Turkey are complemented by a minority interest in two refineries in the Czech Republic.

     The Company's European Downstream strategy has been to operate low cost, high volume retail outlets in selected key markets where the Company has a competitive advantage, pursue opportunities in growth regions, and maintain its Humber refinery and the MiRO joint venture refinery, in the United Kingdom and Germany, respectively, as top performers in Europe. The Company plans to redirect cash generated in its mature European businesses to other parts of Upstream and Downstream operations and to the identified European growth markets.

     The Company has invested an average of $232 million per year over the past five years in its Downstream European operations and expects to invest a similar amount in 1998. The Company continues to implement relatively low-cost projects in its refining operations designed to increase production and yields, while reducing feedstock costs and operating expenses. The Company plans to continue to direct capital expenditures for marketing operations, which are expected to be approximately 50 percent of the European Downstream total capital expenditures, toward construction of new stations in growth markets, primarily in Central and Eastern Europe, but also in its areas of competitive strength in Germany, Austria and the Nordic countries.

     The Company's European Downstream profitability is affected by several factors. As with all refining operations, the difference between the market price of refined products and the cost of crude oil is the major factor. The Company has strengths in its European refineries because it is able to process lower cost crudes or upgrade other feedstocks into high value finished products. In addition, since the United Kingdom refinery also processes fuel oil as a feedstock, the price difference between low sulfur fuel oil and finished products is important to earnings. European operations also include significant retail marketing volumes and therefore earnings are driven by retail margins, fuel and convenience product sales and operating expenses in the various countries where the Company operates.

     Refining


     The Company's principal European refining operations are located in the United Kingdom, Germany, and the Czech Republic. Since early 1996, the expansion of the Company's Humber refinery in the United Kingdom, the formation of the MiRO joint venture through consolidation with a neighboring German refinery and the purchase of a share in a joint venture owning two Czech Republic refineries have increased the Company's European crude refining capacity by approximately 52 percent (90,000 barrels per day). The Company has continuously upgraded its refineries in Europe since the early 1990s and the configuration and output of its refineries are two of the Company's primary sources of competitive advantage. In 1996, the United Kingdom and German refineries ranked in the first quartile of their peer group for financial and operating performance (in the net margin, return on investment, processing efficiency and volumetric expansion categories) as ranked by Solomon Associates, an independent benchmarking company.


     The Company has undertaken a major capital investment program totaling $449 million from 1993 through 1997 to process lower cost feedstocks and increase conversion capacity, product quality and energy efficiency at the Humber refinery. The Company plans to make approximately $46 million in capital expenditures at the refinery in 1998 in order to continue to improve reliability and efficiency. The Company is also participating in upgrading projects at its joint venture owned refineries in Germany and the Czech Republic. In addition, the Company intends to continue to invest to ensure that its European refineries are capable of manufacturing products meeting European clean fuels specifications.

     The following tables outline the rated crude and condensate distillation capacity as of December 31 for each of the past five years and the annual average daily crude and condensate and other inputs for each of the past five years.

                                                                        DECEMBER 31
                                                              --------------------------------
                                                              1993   1994   1995   1996   1997
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY CRUDE AND CONDENSATE CAPACITY
  Humber Refinery, United Kingdom ..........................  130    130    130    180    180
  MiRO Refinery, Germany(1).................................   43     43     43     43     54
  Czech Republic(2).........................................   --     --     --     29     29
                                                              ---    ---    ---    ---    ---
          Total(3)..........................................  173    173    173    252    263
                                                              ===    ===    ===    ===    ===

---------------

(1) The 1997 figure represents the Company's 18.75 percent interest in the MiRO refinery complex at Karlsruhe, Germany. For the years 1996 and earlier, Conoco's interest was 25 percent of the OMW refinery.

(2) Represents the Company's 16.33 percent interest in two Czech Republic refineries.

(3) Does not include the Company's indirect 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey acquired as a result of the Company's marketing joint venture in Turkey.

                                                              1993   1994   1995   1996   1997
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY INPUTS(1)
  Humber, United Kingdom(3)
     Crude and condensate(2)................................  131    125    133    121    137
     Other feedstocks.......................................   62     59     74     76     56
  MiRO, Germany(4)
     Crude and condensate(2)................................   46     46     46     47     51
     Other feedstocks.......................................   16     15     13     13     11
  Czech Republic(5)
     Crude and condensate(2)................................   --     --     --     22     21
     Other feedstocks.......................................   --     --     --      1      1
          Total crude and condensate(6).....................  177    171    179    190    209
          Total other feedstocks............................   78     74     87     90     68

---------------

(1) This table includes feedstocks in addition to crude and condensate on which rated capacity is based.

(2) This table includes actual crude and condensate runs, which may exceed rated capacity.

(3) The tie-in of a major expansion project and a major refinery maintenance turnaround significantly affected the Humber Refinery's utilization in 1996 and 1997, respectively.

(4) The 1997 figure represents the Company's 18.75 percent interest in the MiRO refinery complex at Karlsruhe, Germany. For the year 1996 and earlier years, Conoco's interest was 25 percent of the OMW refinery.

(5) Represents the Company's 16.33 percent interest in two refineries in the Czech Republic.

(6) Does not include the Company's 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey.

     The yield of the Company's European refineries by product and country for the year ended December 31, 1997, was as follows:

                                                      UNITED                     CZECH
                                                    KINGDOM(1)   GERMANY(2)   REPUBLIC(3)
                                                    ----------   ----------   -----------
PERCENT OF TOTAL YIELD
Motor gasoline....................................      38           43           22
Middle distillate.................................      41           38           35
Residual fuel oil and asphalt.....................       9           13           21
Other(1)..........................................      12            6           22

---------------

(1) Other products primarily include petroleum coke, lubricants and liquefied petroleum gases.

     United Kingdom Refinery

     The Company's wholly owned Humber refinery is located in North Lincolnshire, England, and has a crude and condensate capacity of 180,000 barrels per day. Crude processed at the refinery is exclusively low-sulfur, and is supplied primarily from the North Sea and includes lower cost, acidic crudes. The refinery also processes up to 60,000 barrels per day of other intermediate feedstocks, mostly vacuum gasoils and resid, which many other European refineries are not able to process. The refinery's location on the east coast of England provides for cost-effective North Sea crude imports and product exports to European and world markets. The Humber refinery, one of the most sophisticated refineries in Europe, is a full conversion refinery that produces a full slate of light products and minimal fuel oil. The Company recently increased crude capacity at the refinery and added a vacuum unit which allows the refinery to process up to 80,000 barrels per day of the less expensive, acidic North Sea crudes. The refinery also has two coking units with associated calcining plants, which upgrade the heavy "bottoms" and imported feedstocks into light oil products and high value graphite and anode petroleum cokes. Approximately 50 percent of the light oils produced in the refinery are marketed in the United Kingdom while the other products are sent to the rest of Europe and the United States. This gives the refinery the flexibility to take full advantage of inland and global export market opportunities.

     Germany Refinery

     The Mineraloel Raffinerie Oberrhein GmbH ("MiRO") refinery in Karlsruhe, Germany, is a joint venture refinery with a crude and condensate capacity of 288,000 barrels per day. The MiRO joint venture arose from the combination in 1996, of the existing OMW refinery, in which the Company had a 25 percent share, with an adjacent Esso refinery. The Company has an 18.75 percent interest in MiRO and the Company's capacity share is 54,000 barrels per day. The other owners of MiRO are DEA Mineraloel AG, Esso AG and Ruhr Oel GmbH (a 50/50 joint venture between Veba and PDVSA). Approximately 55 percent of the refinery's crude feedstock is low cost, high sulfur crude. The MiRO refinery complex is a full upgrading refinery producing gasoline, middle distillates, residual fuel oil and other products. The refinery has a high capacity to convert lower cost feedstocks into high value products primarily with a fluid catalytic cracker and delayed coker. The coker produces both fuel grade and specialty calcined cokes.

     The creation of the MiRO joint venture has improved the refinery's competitiveness and was driven by the synergy that existed between the two facilities. Integrated operations have yielded improved product slates, which better match local demand, and increased processing efficiency, while retaining operational flexibility for the partners. The refinery processes crude and feedstock supplied by each of the partners in proportion to their respective ownership interests. Streamlining the two operations has allowed the Company to eliminate less efficient processing units in both refineries, resulting in lower operating costs.

     Czech Republic Refineries

     In late 1995, the Company, through participation in the newly formed Czech Refining Company ("CRC"), acquired an interest in two refineries in the Czech Republic. The other owners of CRC are

Unipetrol A.S., AgipPetroli, and Shell Overseas Investment B.V. The refinery at Litvinov has a crude and condensate capacity of 109,800 barrels per day, and the Kralupy refinery has a crude and condensate capacity of 67,500 barrels per day. The Company's effective 16.33 percent ownership share of the combined capacity is 29,000 barrels per day. Both refineries process mostly high sulfur crude, with a large portion being Russian export blend delivered by pipeline at an advantageous cost. The refineries have an alternative crude supply via a pipeline from the Mediterranean.

     The Company expects that completion of a visbreaker project at the Litvinov refinery scheduled for the year 2000 will increase conversion rates and significantly reduce fuel oil production. The Kralupy refinery is currently a hydroskimming facility, but CRC is currently planning investment in major conversion facilities, to reduce fuel oil production and increase light oil yields. The two Czech refineries are operated as a single entity with intermediate streams moving between the two facilities. CRC markets finished products both inland and abroad. The Company intends to use its share of the light oil production to support an expanding retail marketing network in Central and Eastern Europe.

     Marketing

     The Company has marketing operations in 17 European countries. The Company's European marketing strategy is to sell primarily through owned, leased or joint venture retail sites using a low cost, high volume, low price strategy. The Company intends to expand into identified growing markets, while concurrently strengthening its market share in core markets such as Germany, Austria and the Nordic countries. The Company is standardizing its European retail operations in order to capture cost savings and prepare for a more integrated Europe. The Company is continuing to reduce its cost structure for marketing activities while also optimizing the growing income in the non-fuels sector. The Company also markets aviation fuels, liquid petroleum gases, heating oils, transportation fuels and marine bunkers to commercial accounts and into the bulk or spot market.

     The Company uses the "Jet" brand name to market its retail products in its wholly owned operations in Austria, Czech Republic, Denmark, Finland, Germany, Hungary, Norway, Poland, Slovakia, Sweden and the United Kingdom. In Belgium and Luxembourg, it markets under the "Seca" brand. Stations throughout Europe also display the "Conoco" brand. In addition, various joint ventures in which the Company has an equity interest market products in Spain, Switzerland and Turkey under the "Jet", "OK Co-op" and "Tabas" or "Turkpetrol" brand names, respectively.

     As of December 31, 1997, the Company had 1,968 branded marketing outlets in its wholly owned European operations, of which 1,386 were Company-owned. Through its joint venture operations in Turkey, Spain and Switzerland, the Company also has an interest in another 928 retail sites. The largest branded site networks are in Germany and the United Kingdom, which account for 63 percent of the total net branded units. In Germany and Austria, where the Company has its biggest network, 25 outlets were added during 1997. In the Nordic countries, the Company has expanded from its base of unmanned sites in Sweden and Denmark into Norway and Finland with 22 new stations in the last two years, bringing the total to 244 stations in the region. In response to weak fuel margins in the United Kingdom over the past several years, the Company has restructured its operations there, reducing the number of stations and focusing on locations where the Company has a competitive advantage. The Company is continuing to reduce its unit breakeven cost structure in the United Kingdom and is simultaneously investing to take advantage of the growing income in the non-fuels sector.

     The Company has been expanding in targeted growth markets in Central and Eastern Europe (Czech Republic, Poland, Hungary and Slovakia) and has added 30 stations in the last year for a total of 101 stations at December 31, 1997. The Company expects to continue this expansion in order to capture the demand growth and rising margins expected in these inland markets. This marketing expansion allows the Company to obtain further integration with products produced at the Czech refineries. Similarly, the Company has invested in the growing markets of Spain and Turkey where at the end of 1997 it had an interest, through its joint ventures, in 80 and 766 sites, respectively. The joint venture marketing operation in Turkey also provides the Company with a strategic position and opportunity for Upstream ventures in this region.

     ASIA PACIFIC

     The Company is looking to the Asia Pacific region for much of its long-term Downstream growth. Despite the recent economic downturn, the Company expects the Asian market, in the long term, to grow faster than comparable markets. The Company intends to establish at least 100,000 barrels per day of equity refining capacity in the region long-term and expand its marketing operations to integrate with the refining supply to capitalize on market deregulation and long term regional demand growth.

     The refinery in Melaka, Malaysia, has been built by a joint venture 40 percent owned by the Company (with partners Statoil and the Malaysian state oil company, Petronas) and will have a crude capacity of 100,000 barrels per day. Startup of the Melaka refinery was initiated in August 1998 with the commissioning of the crude unit. Initial crude unit operation will be followed shortly thereafter by the start-up of the reformer, hydrocracker and coker units. The joint venture has a five-year tax holiday commencing with initial operation. The feedstocks for the refinery will consist of up to approximately 70 percent high sulfur crude and 30 percent sweet crude.

     This refinery will capitalize on the Company's proprietary coking technology to upgrade low-cost feedstocks to higher-margin products. Initial refinery units, in addition to the fuels delayed coker, include a crude and vacuum distillation unit, a vacuum gas oil hydrocracker, naphtha and diesel hydrotreater, catalytic reformer, and an isomerization unit. The refinery will produce a full range of refined petroleum products to help meet the demand for motor fuels and specialty products in the Asia Pacific region although the process at Melaka is designed to maximize diesel production in concert with industry demand in the region.

     The Company intends to use its share of refined products from the refinery to continue growing its retail marketing operations in Thailand, Malaysia and throughout the Asia Pacific region. The balance of the Company's share of production will be sold primarily in the spot market. The Company has its regional crude and product supply and disposition operations centrally located in Singapore.

     The Company began marketing motor fuels in Thailand in 1993. Using a high-volume/low-price strategy and marketing concepts and strategies that were new to Thailand, the Company has already established a significant presence in the Thai retail market. The Company is building more than 20 new Jet branded retail outlets this year and by the end of 1998 expects to have almost 100 stores in operation. The Company plans to continue building new retail outlets at a comparable pace until it has 200 stores in the country.

     The Company has launched a retail marketing joint venture in Malaysia with Sime Darby Bhd., a company that has a major presence in the business sector. Capitalizing on the cost benefits of direct supply, the benefits of being the first licensees since 1969 to establish retail marketing in Malaysia, and the currently depressed prices of premium Malaysian real estate, the Company will initially target major markets within 125 miles of the Melaka refinery. The Company plans to have six stores operating by the first quarter of 1999.

     SPECIALTY PRODUCTS

     The Company sells a variety of high value lubricants and specialty products to commercial, industrial and wholesale accounts worldwide, including lubes (such as automotive and industrial lubricants and waxes), petroleum coke, solvents and pipeline flow improvers. The Company's experience has been that specialty products are attractive because their premium prices generate higher margins and their markets are generally less cyclical than commodity markets.

     The Company began marketing the HYDROCLEAR(TM) brand of lubricants with the start-up of the Excel Paralubes plant in 1997. The HYDROCLEAR(TM) lubricants were designed to compete with synthetics for a range of applications with difficult operating conditions, along with the added value of non-toxicity. Through its Penreco joint venture company, the Company also produces specialty petroleum products for global markets.

     The Company's technical expertise in carbon upgrading positions it as a leader in the manufacture and marketing of specialty coke and coke products. The Company manufactures high quality graphite coke at its Lake Charles and Humber refineries for use in the global steel industry. It also globally markets anode and fuel coke produced at its Lake Charles, Ponca City, Billings and Humber refineries. In addition, the Company participates in the Asia Pacific coke market by providing technical and marketing expertise to its PetroCokes joint venture with Sumitomo and Japan Energy.

     The Company is a leader in the worldwide market for pipeline flow improvers. Conoco's "LiquidPower(TM)" product is a flow improver for increasing petroleum pipeline capacity by reducing friction loss. The Company also uses "LiquidPower(TM)" in its own pipeline systems.

POWER

     Conoco Global Power was founded in 1995 to leverage the economic advantages of the Company's energy production activities and DuPont's demand for energy in its manufacturing operations.

     The Company has entered into a joint venture agreement to build a natural gas fired cogeneration plant near Corpus Christi, Texas. Construction has begun on the plant, which will be located adjacent to chemical complexes owned by DuPont and OxyChem, Occidental Petroleum Corporation's chemicals division, the Company's partner in this joint venture. OxyChem will operate the plant under a long-term contract and will purchase a majority of the plant's electricity and steam production. The plant is designed to produce 440 megawatts of power and
1.1 million pounds per hour of process steam. The plant will be a qualifying facility under the Public Utility Regulatory Policies Act and expects to sell excess electricity in the Texas power markets. Commercial operation of the plant is expected by January 2000.


     The Company has made a proposal for a multi-site industrial energy project involving various DuPont facilities in the United States.


CORE VALUES

     The Company is committed to four core values: operating safely, protecting the environment, acting ethically and valuing all people. Conoco is a recognized industry leader in both concern for the health and safety of its employees and protecting the environment. In 1997, the Company achieved the lowest recordable injury rate in its history. This performance earned it the lowest injury rate among all major petroleum companies reporting to the American Petroleum Institute, an achievement matched in ten out of the last 15 years.

     Conoco is also an innovator both at recycling materials and at operating in environmentally sensitive areas. In the United Kingdom, for example, the Company successfully recycled over 99 percent of the Viking gas platforms, which it redeployed from the North Sea. It has also operated in the Aransas National Wildlife Refuge in South Texas for almost 60 years. In 1990, the Company took a major step toward oil spill prevention with the decision to build only double-hulled tankers -- a decision taken before law mandated such technology. By the year 2000, the Company intends to have a U.S. fleet consisting entirely of double-hulled vessels.

     In order to maintain the highest ethical standards, the Company established clear guidelines on business ethics which every employee agrees to follow. The Company has established annual President's Awards for safety, environmental protection and valuing all people performance. Valuing people includes seeking diversity in the workforce, nationalizing a significant portion of its workforce in each country where it operates as soon as practicable, responding to employee ideas and concerns, treating everyone with dignity and respect, sharing the financial success of the Company with substantially all employees through the "Conoco Challenge" program, and helping employees contribute fully in achieving business goals. The Company believes that these core values result in a motivated workforce with values and goals firmly aligned with the strategic aims of the business.

     These core values provide guidance to employees in working to meet the expectations of customers, partners and host governments, and in respecting the communities in which the Company does business.

ENVIRONMENTAL REGULATION

     Together with other companies in the industries in which it operates, the Company's operations are subject to numerous federal, state, local, European Union and other foreign environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of permits, restrict the type, quantities, and concentration of various substances that can be released into the environment, limit or prohibit activities on certain lands lying within wilderness, wetlands and other protected areas, regulate the generation, handling, storage, transportation, disposal and treatment of waste materials and impose criminal or civil liabilities for pollution resulting from oil, natural gas and petrochemical operations.

     Governmental approvals and permits are currently, and may in the future be, required in connection with the Company's operations. The duration and success of obtaining such approvals are contingent upon many variables, many of which are not within the Company's control. To the extent such approvals are required and not obtained, operations may be delayed or curtailed, or the Company may be prohibited from proceeding with planned exploration or operation of facilities.

     Environmental laws and regulations are expected to have an increasing impact on the Company's operations in most of the countries in which it operates, although it is impossible to predict accurately the effect of future developments in such laws and regulations on the Company's future earnings and operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of the Company, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. However, the Company does not currently expect any material adverse effect upon its results of operations or financial position as a result of compliance with such laws and regulations.

     Protection and concern for the environment is one of the Company's core values. The Company is an innovator both at recycling materials and operating responsibly in environmentally sensitive areas. The Company operates oil and gas production facilities, petroleum refineries, natural gas processing plants and distribution facilities throughout the world. These facilities are subject to various federal, state, local and foreign environmental laws and regulations. It is Conoco's policy to fully meet or exceed legal and regulatory requirements wherever it operates. To meet future environmental obligations, the Company is engaged in a continuing program to develop effective measures to protect the environment. This program includes research into reducing sulfur levels in heavy fuel oils and diesel fuel, reducing benzene content in gasoline, reducing vapor emissions at service stations, developing more effective methods of containing and recovering offshore oil spills, improving the quality of emissions and effluents from the Company's refineries and other facilities, developing and installing monitoring systems at the Company's facilities and developing environmental impact assessments before commencing major projects. For a discussion of the Company's operating expenses and capital expenditures with respect to environmental protection, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters." Although future environmental obligations are not expected to have a material adverse effect on the results of operations or financial condition of the Company, there can be no assurance that future developments, such as increasingly stringent environmental laws or enforcement thereof, will not cause the Company to incur substantial environmental liabilities or costs.

     AIR EMISSIONS

     The operations of the Company are subject to regulations controlling emissions of air pollutants. The primary legislation affecting the Company's U.S. air emissions is the Federal Clean Air Act and its 1990 Amendments (the "CAA"). Among other things, the CAA requires all major sources of air emissions to obtain operating permits; the CAA also revised the definition of "major source" such that additional equipment involved in oil and gas production may now be covered by the permitting requirements. Although the precise requirements of the CAA are not yet known, the Company may incur substantial capital, operating and maintenance costs to comply with such requirements.

     The CAA requires EPA to promulgate regulations imposing Maximum Achievable Control Technology ("MACT") standards to reduce emissions of certain air pollutants from industrial facilities, such as Conoco's refineries, transportation terminals and certain crude oil production operations. EPA has promulgated MACT standards that are applicable to some of Conoco's operations and the Company's costs to comply with them have not been material. However, MACT standards applicable to many of Conoco's other operations have yet to be promulgated. Consequently, while it is not yet possible to predict accurately the total actual expenditures that Conoco may incur to comply with these standards, the Company anticipates that these costs may be substantial.

     In June 1997, EPA revised the National Ambient Air Quality Standards ("NAAQS") for ozone and particulate matter, which will ultimately require more stringent controls on stationary sources and cleaner-burning fuels in certain parts of the United States. The financial impacts of these revisions cannot reasonably be estimated until individual states adopt regulations to implement the revised NAAQS, although Conoco believes that such impacts could be substantial.

     Under the CAA, EPA has promulgated a number of regulatory standards that mandate a variety of specifications for motor fuels designed to reduce emissions of certain air pollutants from vehicles burning such fuels. These regulated fuels include gasoline and diesel fuels produced and marketed by Conoco. In addition, many other countries in which Conoco produces or markets motor fuels similarly regulate the composition of such products. The Company has already incurred the costs of complying with such requirements that are currently in effect. The European Parliament and European Union governments recently agreed to enact legislation that, among other things, requires phased reductions of sulfur and aromatics content in gasoline and diesel fuel and of benzene in gasoline. While it is not yet possible to predict accurately the total actual expenditures that Conoco may incur to comply with these requirements, the Company anticipates that these costs may be substantial. EPA also continues to consider further regulation of motor fuels composition specifications. Although it is not yet possible to predict the precise composition specifications that may be imposed by EPA in the future, and therefore, it is not yet possible to predict accurately the total actual expenditures that may be incurred by Conoco to produce motor fuels meeting future specifications, such expenditures could be substantial.

     In 1997, an international conference on global warming concluded an agreement, known as the Kyoto Protocol, which called for reductions of certain emissions that contribute to increases in atmospheric greenhouse gas concentrations. The combustion of fossil fuels, such as crude oil, results in emissions of the type sought to be reduced by the Kyoto Protocol. The treaty codifying the Kyoto Protocol has not been ratified by the United States, but may be in the future. In addition, other countries where Conoco has interests, or may have interests in the future, have made commitments to the Kyoto Protocol and are in various stages of formulating applicable regulations. Although it is not yet possible to estimate accurately the total actual expenditures that may be incurred by Conoco as a result of the Kyoto Protocol, such expenditures could be substantial.

     HAZARDOUS SUBSTANCES AND WASTE DISPOSAL

     The Company currently owns or leases numerous properties that have been used for many years for hardminerals production or natural gas and crude oil production. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company. In addition, some of these properties have been operated by third parties over whom the Company had no control. CERCLA and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. RCRA and comparable state statutes govern the management and disposal of wastes. Although CERCLA currently excludes petroleum from cleanup liability, many state laws affecting the Company's operations impose clean-up liability regarding petroleum and petroleum related products. In addition, although RCRA currently classifies certain exploration and production wastes as "nonhazardous", such wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements. If such a change in legislation were to be enacted, it could have a significant impact on the Company's operating costs, as well as the gas and oil industry in general. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters."

     OIL SPILLS

     Under the Federal Oil Pollution Act of 1990, as amended ("OPA"), (i) owners and operators of onshore facilities and pipelines, (ii) lessees or permittees of an area in which an offshore facility is located and (iii) owners and operators of tank vessels ("Responsible Parties") are strictly liable on a joint and several basis for removal costs and damages that result from a discharge of oil into the navigable waters of the United States. These damages include, for example, natural resource damages, real and personal property damages and economic losses. OPA limits the strict liability of Responsible Parties for removal costs and damages that result from a discharge of oil to $350 million in the case of onshore facilities, $75 million plus removal costs in the case of offshore facilities, and in the case of tank vessels, an amount based on gross tonnage of the vessel. However, these limits do not apply if the discharge was caused by gross negligence or wilful misconduct, or by the violation of an applicable Federal safety, construction or operating regulation by the Responsible Party, its agent or subcontractor or in certain other circumstances.

     In addition, with respect to certain offshore facilities, OPA requires evidence of financial responsibility in an amount of up to $150 million. Tank vessels must provide such evidence in an amount based on the gross tonnage of the vessel. OPA also requires offshore facilities, certain onshore facilities and tank vessels to prepare spill response plans, which the Company has done, for responding to a "worst case discharge" of oil. Failure to comply with these requirements or failure to cooperate during a spill event may subject a Responsible Party to civil or criminal enforcement actions and penalties.

     OFFSHORE PRODUCTION

     Offshore oil and gas operations in U.S. waters are subject to regulations of the United States Department of the Interior which currently impose strict liability upon the lessee under a Federal lease for the cost of clean-up of pollution resulting from the lessee's operations, and such lessee could be subject to possible liability for pollution damages. In the event of a serious incident of pollution, the Department of the Interior may require a lessee under Federal leases to suspend or cease operations in the affected areas. See
"-- Litigation and Other Contingencies."

SOURCES OF SUPPLY

     During 1997, the Company supplemented its own crude oil production to meet its refining requirements by the purchase of crude oil from both domestic and international sources. Approximately 56 percent of the crude oil processed in the Company's U.S. refineries in 1997 came from U.S. sources. The remainder of crude processed came principally from Venezuela, Mexico and Canada. During 1997, the Company's Humber refinery in the United Kingdom processed principally North Sea crude oils. In the joint venture MiRO refinery, the Company processed primarily Mediterranean crude oils in 1997. The Company's joint venture CRC refineries in the Czech Republic process primarily Russian crudes.

     To assure availability, the Company maintains multiple sources for most raw materials, supplies, services and equipment, with no one company supplying a substantial portion of the Company's needs. The Company also routinely leases or charters equipment, such as drilling rigs, offshore supply boats, seismic boats, pipeline laying equipment, derrick barges, and cranes. Availability of supply and/or cost of such equipment has been a factor in the past, and could have a detrimental impact on the Company in the future.

RESEARCH AND DEVELOPMENT

     The objectives of the Company's research and development programs are to discover new products, processes and business opportunities in relevant fields, and to improve existing products and processes. Research and development also focuses on improving efficiency, safety and environmental protection. Worldwide expenditures for research and development amounted to approximately $44 million in 1997,

$41 million in 1996 and $36 million in 1995. Approximately $46 million is budgeted for research and development activities in 1998.

     The capabilities of the Company's research and development group have been augmented by its access to DuPont's corporate science and engineering resources. Certain elements of DuPont's material science expertise and analytical capabilities are relevant to the Company's oil and gas research and development work. Following the Separation, the Company will continue to have access to DuPont's corporate science and engineering expertise pursuant to transitional agreements.

PATENTS AND TRADEMARKS

     The Company owns and is licensed under various patents, which expire from time to time, covering many products, processes and product uses. No individual patent is of material importance to the Company's business as a whole. During 1997, the Company was granted seven U.S. and 26 non-U.S. patents. The Company also has individual trademarks and brands for its products and services which are registered in various countries throughout the world. None of these trademarks and brands are considered material other than the "Conoco" and "Jet" brands.

OPERATING HAZARDS AND INSURANCE

     The Company's operations are subject to certain operating hazards such as well blowouts, collapsed wells, explosions, uncontrolled flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, refinery explosions, surface or marine transportation incidents, pollution, releases of toxic gas and other environmental hazards and risks. In accordance with customary industry practices, the Company maintains insurance against some, but not all, such risks and losses. The Company does not carry business interruption insurance. The Company has elected to retain the risk where management believes the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks are generally not fully insurable. See "Risk
Factors -- Operating Hazards."

LITIGATION AND OTHER CONTINGENCIES

     Two of three proceedings instituted by governmental authorities against Conoco for alleged violations of RCRA with the potential for monetary sanctions in excess of $100,000, have been resolved by Conoco's executing Consent Orders and agreeing to pay cash penalties of $112,500 and $72,500, respectively, and to perform a Supplemental Environmental Project over the next two years applicable to both proceedings at an expected total cost of approximately $600,000. With regard to the third proceeding, although regulatory authorities have requested a civil penalty of $169,000, Conoco expects that the matter will ultimately be resolved for a substantially smaller penalty.

     On March 6, 1996, the Department of Justice filed a complaint in the United States District Court for the District of Montana against Yellowstone Pipeline Company ("YPL") and the Conoco Pipe Line Company as a part owner and operator of YPL. The complaint alleges discharges of oil from a YPL pipeline in January 1993 and seeks civil penalties of up to $25,000 per day for each violation or up to $1,000 for each barrel of oil discharged. Since the duration of the discharge is in dispute, the penalty calculation is uncertain although it is expected to exceed $100,000. The parties are attempting to negotiate a resolution of the matter, including a supplemental environmental project that would constitute a substantial part of a settlement with the Government.

     Conoco has been assessed a monetary penalty in the amount of $298,000 by the New Mexico Environmental Department, Air Quality Bureau. The demand was made on June 18, 1998. New Mexico alleges that Conoco failed to obtain a permit under the CAA and violated certain permit conditions in the existing permits. Conoco assets affected are the Maljamar Gas Plant and the MCA field. Conoco expects to obtain settlement by payment of a lesser monetary penalty and performance of a supplemental environmental project.

     The Company is a defendant in a number of lawsuits and is involved in governmental proceedings arising in the ordinary course of business, including personal injury claims, environmental claims and leaking underground storage tank claims and, along with other oil companies, actions challenging oil and gas royalty and severance tax payments based on posted prices. The Company believes ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized, but will not materially affect the combined financial position of the Company.

PROPERTIES

     The Company owns its corporate headquarters, consisting of 16 three-story buildings on a 62-acre site in Houston, Texas. The Company owns and leases petroleum properties and operates production processing, refining, marketing, power-generating, and research and development facilities worldwide. In addition, the Company operates sales offices, regional purchasing offices, distribution centers, and various other specialized service locations throughout the world.

EMPLOYEES


     The Company had approximately 16,400 employees as of June 30, 1998. Approximately 1,400 employees at the Company's U.S. refineries are represented by the Oil, Chemical and Atomic Workers International Union under separate bargaining agreements for each refinery. These agreements cover wages, certain benefit matters, grievance procedures and various employment conditions, and the Company believes they are typical of the refining industry in the U.S. The Company believes that its relations with its employees are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is information concerning the current executive officers and current and prospective directors of the Company.

               NAME                 AGE(2)            POSITION WITH THE COMPANY            TERM EXPIRES
               ----                 ------            -------------------------            ------------
Edgar S. Woolard, Jr..............   64      Chairman of the Board of Directors
Archie W. Dunham..................   59      President, Chief Executive Officer and
                                             Director
Ruth R. Harkin(1).................   53      Director
Frank A. McPherson(1).............   65      Director
Gary M. Pfeiffer..................   48      Director
William K. Reilly(1)..............   58      Director
William R. Rhodes(1)..............   62      Director
Franklin A. Thomas(1).............   63      Director
Gary W. Edwards...................   56      Executive Vice President, Refining,
                                             Marketing, Supply and Transportation
Robert E. McKee III...............   52      Executive Vice President, Exploration
                                             Production
Robert W. Goldman.................   56      Senior Vice President, Finance, and Chief
                                               Financial Officer
Rick A. Harrington................   53      Senior Vice President, Legal, and General
                                               Counsel

---------------

(1) Expected to be elected as a Director at the Company's first regular board meeting following the Offerings.

(2) As of July 31, 1998.

     Edgar S. Woolard, Jr. retired as Chairman of the Board of Directors of DuPont on October 29, 1997, having served since 1989. He remains a director of DuPont. Since he joined DuPont in 1957, he occupied many technical and managerial positions at various locations across the United States. From 1987 to 1989, Mr. Woolard served as President and Chief Operating Officer of DuPont, and from 1989 to 1995, as Chairman and Chief Executive Officer. Mr. Woolard is a director of Citicorp and Apple Computer, Inc. and a member of The Business Council, the Board of Trustees of Winterthur Museum, the Christiana Care Corporation, the Protestant Episcopal Theological Seminary in Virginia, and the North Carolina Textile Foundation. He is also a member of the National Academy of Engineering and the Bretton Woods Committee.


     Archie W. Dunham has been President and Chief Executive Officer of the Company since 1996. He joined the Company in 1966 and subsequently held a number of commercial and managerial positions within the Company and DuPont. He currently serves on both companies' boards of directors. Mr. Dunham is also a member of the Louisiana-Pacific Corporation Board of Directors and has been elected a director of Phelps Dodge Corporation effective November 4, 1998. Mr. Dunham is a former Executive Vice President, Exploration Production and Executive Vice President, Refining, Marketing, Supply and Transportation for the Company. He was also a Senior Vice President, Polymers and Senior Vice President, Chemicals and Pigments for DuPont. He is a director of the American Petroleum Institute, the National Petroleum Council, the U.S. -- Russia Business Council, the Greater Houston Partnership and Chairman of the United States Energy Association. Mr. Dunham is a member of the Board of Visitors and the Energy Center Board of Directors at the University of Oklahoma. He also serves on the board of trustees of the Memorial Hermann Healthcare System in Houston, the Houston Grand Opera, the Houston Symphony, the George Bush Presidential Library and the Smithsonian Institution.


     Ruth R. Harkin is Senior Vice President, International Affairs and Government Relations of United Technologies Corporation ("UTC") and Chair of United Technologies International, UTC's international representation arm. Previously Mrs. Harkin was the president and chief executive officer of the Overseas Private Investment Corporation (OPIC), in the Clinton administration from 1993 to 1997. Mrs. Harkin was elected as a prosecutor in the office of the County Attorney of Story County, Iowa in 1973. She also served as

Deputy General Counsel at the U.S. Department of Agriculture and was Of Counsel at the law firm of Akin, Gump, Strauss, Hauer & Feld. Mrs. Harkin is a member of the Board of Visitors of the College of Business Administration, University of Iowa. She also sits on the Boards of the Center for National Policy and the National Association of Manufacturers, and is a Trustee of the Eurasia Foundation.

     Frank A. McPherson retired as Chairman and Chief Executive Officer of Kerr-McGee Corporation on February 1, 1997. He joined Kerr-McGee in 1957 and held many technical, operational and managerial positions including President from 1980 to 1983. He is a past director of the Federal Reserve Bank of Kansas City and the Oklahoma State University foundation Board of Trustees. Mr. McPherson serves on the boards of directors of Kimberly-Clark Corp., Bank of Oklahoma, Tri-Continental Corporation, Seligman Quality Fund, Inc., Seligman Select Municipal Fund, Inc., and the Seligman Group of Mutual Funds. He is also a member of the boards of the American Petroleum Institute, Boys and Girls Clubs of America, Baptist Medical Center, Oklahoma Chapter of Nature Conservancy, Oklahoma City Chamber of Commerce, Oklahoma City Public School Foundation, Oklahoma Medical Research Foundation and Oklahoma Foundation for Excellence in Education.

     Gary M. Pfeiffer has been Senior Vice President, Finance and Chief Financial Officer of DuPont since 1997. Previously from 1994 to 1997, Mr. Pfeiffer was Vice President and General Manager of DuPont Nylon, North America, with responsibility for all of DuPont's nylon fiber and intermediate business in North America. He has also served as Global Business Director, Nylon Intermediates for DuPont Chemicals, from 1992 to 1994, and as Director - Finance for DuPont Chemicals and Specialties Manufacturing, from 1991 to 1992. Since he joined DuPont in 1974, Mr. Pfeiffer has held a number of technical and managerial positions in the United States and overseas. He is also on the board of the Hagley Museum and Library.

     William K. Reilly is currently a member of the Board of Directors of DuPont and is President and Chief Executive Officer of Aqua International Partners, an investment group which finances water improvements in developing countries. Formerly, Mr. Reilly was a visiting professor at the Institute of International Studies at Stanford University and served as Administrator of the U.S. Environmental Protection Agency from February 1989 to January 1993. Mr. Reilly was president of the Conservation Foundation from 1973 to 1989 and, after its affiliation with World Wildlife Fund in 1985, served as President of both groups. He also serves on the boards of Royal Caribbean International and Evergreen Holdings. He is Chairman of the Board of the American Farmland Trust and serves on the boards of National Geographic Society, World Wildlife Fund and Yale University. Mr. Reilly also serves as a member of the board of the Presidio Trust of San Francisco.

     William R. Rhodes is a Vice Chairman of Citicorp and its principal subsidiary, Citibank. Mr. Rhodes is Vice Chairman of the Institute of International Finance; a Director of the Private Export Funding Corporation; a trustee and member of the Executive Council of the Council of the Americas; an Executive Committee member of the Bretton Woods Committee and the U.S.-Russia Business Council; and a founding member of the U.S. National Advisory Council to the International Management Center. Other board memberships include The Group of Thirty; the Americas Society; The African-American Institute; CHIPCo; and the U.S.-Egypt Presidents' Council. He is also a member of the Council on Foreign Relations, the Foreign Policy Association, and The Bankers Roundtable. Mr. Rhodes is a past Chairman of the U.S. Advisory Committee of the Export-Import Bank of the United States; past Chairman of the U.S. section of the Venezuela-U.S. Business Council; past President of the Venezuela-American Chamber of Commerce; and past President of the Bankers Association for Foreign Trade. He is a Governor and Trustee of the New York and Presbyterian Hospital and a Director of the New York City Partnership and Chamber of Commerce. He serves as a trustee of Brown University and Chairman of the Board of Trustees of the Northfield Mount Hermon School.

     Franklin A. Thomas has been a consultant to the TFF Study Group, a non-profit initiative assisting development in southern Africa, since April 1996. Mr. Thomas was President and Chief Executive Officer of The Ford Foundation from 1979 to 1996. He also serves as a director of the Aluminum Company of America, Citicorp and its subsidiary, Citibank, N.A., Cummins Engine Company, Inc., Lucent Technologies, Inc. and PepsiCo, Inc.

     Gary W. Edwards has been Executive Vice President of the Company since 1991, with responsibility for worldwide refining, marketing, supply and transportation. He is currently a Senior Vice President of DuPont. He joined the Company in 1963, working at various locations throughout the United States and in the United Kingdom, and was formerly the Company's Vice President, Refining Marketing Europe; Vice President Refining, Marketing and Transportation; and Vice President North American Marketing. Mr. Edwards has held a number of managerial positions in Conoco Pipeline, Transportation, Natural Gas and Gas Products, Logistics and Marketing. He is a Director of the American Petroleum Institute and a previous director and Vice President of the European Petroleum Industry Association in Brussels, Belgium. Mr. Edwards is Chairman of the Kansas State University Engineering advisory council and a member of the Yellowstone Park foundation advisory committee. He is a board member of Theatre Under the Stars, Junior Achievement, Inc. (National) as well as Junior Achievement of Southeast Texas, Target Hunger, Private Sector Initiative, and the Houston Music Hall Foundation.

     Robert E. McKee III has been an Executive Vice President for the Company since 1992, with responsibility for worldwide exploration and production. He is currently a Senior Vice President of DuPont. He was formerly the Company's Executive Vice President for Corporate Strategy and Development, Senior Vice President for Administration, Vice President of North American Refining and Marketing and Vice President, Chairman and Managing Director of Conoco (UK) Limited. Since he joined Conoco in 1968, Mr. McKee has worked at various locations and held numerous managerial, operating, administrative and technology positions both in the United States and overseas. He currently serves on the board of directors of Consolidation Coal Company, a subsidiary of DuPont, and the American Petroleum Institute. In addition, he is Chairman of the Southern Regional Advisory Board of the Institute of International Education and a member of the advisory committee of the University of Texas Engineering Department. Mr. McKee also serves on the board of directors of the Houston Museum of Natural Science and as Chairman of the President's Council of the Colorado School of Mines.

     Robert W. Goldman has been Senior Vice President, Finance, and Chief Financial Officer of the Company since 1998 and was its Vice President, Finance from 1991 to 1998. Mr. Goldman began his career with DuPont in 1965 and subsequently held many technical and managerial positions within the finance, tax and treasury functions. He is the former Vice President - Finance of DuPont (Mexico), Vice President, Remington Arms Company and served as Director and Comptroller of several operating departments of DuPont in Wilmington, Delaware. Mr. Goldman transferred to the Company in 1988 as Vice President and Controller. He is co-chairman of the Company's Risk Management Committee and is a member of the American Petroleum Institute, a former chairman of its Accounting Committee and currently serves on its Executive Committee of the General Committee on Finance. He is also a member of the Financial Executives Institute and the Executive Committee of the Board of Directors of the Alley Theatre in Houston, Texas.

     Rick A. Harrington has been Senior Vice President, Legal, and General Counsel of the Company since 1998 and was Vice President and General Counsel of the Company and Vice President and Assistant General Counsel of DuPont from 1994 to 1998. He joined DuPont in 1979 as a Senior Attorney, and subsequently held the positions of Managing Counsel, Special Litigation, and Vice President and General Counsel of Consolidation Coal Company, a subsidiary of DuPont. Prior to joining DuPont, he was a partner in the firm of Arent, Fox, Kintner, Plotkin and Kahn in Washington, D.C. where he specialized in antitrust litigation. Mr. Harrington is a member of the bar of the District of Columbia, the District of Columbia Court of Appeals and the Fifth Circuit Court of Appeals. He is a member of the American Petroleum Institute General Committee on Law, the American Corporate Counsel Association International Legal Affairs Committee, and the University of Kansas School of Business Dean's Board.

     Effective as of the closing of the Offerings, Messrs. Dunham, McKee, Edwards and Harrington will resign as officers of DuPont.

ELECTION AND COMPENSATION OF DIRECTORS

     The By-laws provide for a Board of Directors of not less than six nor more than 15 directors, with the current number set at nine (eight of which have been named as of the date hereof). Each member of the

Board of Directors holds office until the expiration of his or her term and until his or her successor is elected and qualified. Vacancies on the Board of Directors may be filled by the majority vote of directors then in office or by a sole remaining director, or by stockholder vote if such vacancy was caused by action taken by stockholders. DuPont elected the current members of the Board of Directors on July 24, 1998. Edgar S. Woolard, Jr., Gary M. Pfeiffer, William K. Reilly, William R. Rhodes and Franklin A. Thomas are nominees of DuPont under the terms of the Separation Agreement. See "Arrangements Between the Company and DuPont."

     Directors who are officers of the Company or employees of DuPont will receive no additional compensation for serving on the Board of Directors. At the time of the Offerings, nonemployee members of the Board of Directors will receive a special grant of an option to purchase Class A Common Stock (each, a "Company Stock Option") with a present value of $30,000 and a grant of Company restricted stock units with respect to Class A Common Stock with an aggregate value of $95,000. Future nonemployee Directors, upon election to the Board, will receive a grant of Company restricted stock units with respect to Class A Common Stock with an aggregate value equal to $95,000. On an annual basis, nonemployee Directors will receive a fee of $30,000, and, following the annual meeting, a grant of Company restricted stock units with respect to Class A Common Stock with an aggregate value of $20,000 and Company Stock Options with a present value of $30,000. Company Stock Options and Company restricted stock units will be awarded pursuant to the terms of the 1998 Stock and Performance Incentive Plan of the Company (described below). The present value of Company Stock Options will be determined using a generally accepted stock option valuation methodology. Annual fees may be, and awards of restricted stock units will be, deferred pursuant to the terms of the Deferred Compensation Plan for Nonemployee Directors (described below).

     Board members will also be eligible to participate in a Charitable Gift Plan, which provides that, upon a Director's death, the Company will make a donation in an amount equal to $200,000 per year for five years to the tax-exempt educational institutions or charitable organizations recommended by such director and approved by the Company. Each director will be fully vested in the Charitable Gift Plan upon completion of one year of service as director. The Company may fund the Charitable Gift Plan through, among other vehicles, the purchase of life insurance policies on the lives of the directors, of which policies the Company would be the beneficiary and which policies the Company would own. Employee directors may elect to participate in the plan provided they bear their allocable cost of the plan. Directors derive no personal financial or tax benefit from the Charitable Gift Plan, since the charitable, tax-deductible donations and insurance proceeds, if any, accrue solely to the benefit of the Company.

     Board members who serve as Chairman of a standing Board committee will receive a supplement of $5,000 annually. No additional fees will be paid for serving on Board committees. No additional fees will be paid for attending Board or committee meetings.

     In lieu of the compensation payable to nonemployee directors described above (other than participation in the Charitable Gift Plan), Edgar S. Woolard, Jr., Chairman of the Board, will receive an annual fee of $300,000 and equity grants with a present value of $700,000. The annual fee will commence at the closing of the Offerings. An initial grant of Company restricted stock units with a value of $100,000 and nonqualified Company Stock Options with a present value of $1,300,000 will be made at the closing of the Offerings and will cover a two-year period. Company restricted stock units and Company Stock Options will be granted pursuant to the terms of the 1998 Stock and Performance Incentive Plan and will have provisions consistent with those of the other nonemployee directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     AUDIT AND COMPLIANCE COMMITTEE

     The Audit and Compliance Committee has oversight responsibility for Conoco's internal control structure, financial reporting, and legal compliance program. The Audit and Compliance Committee selects an independent accounting firm, subject to shareholder ratification, to audit the financial statements of the Company. The Audit and Compliance Committee also requests the Company's subsidiaries to engage independent accountants, as deemed appropriate by the Audit and Compliance Committee, to audit their respective financial statements. The Audit and Compliance Committee ensures there is a corporate system in place to provide timely and accurate information to senior management and the Board concerning the Company's compliance with the law. The Audit and Compliance Committee meets to consider matters raised by its members, internal legal staff, management, internal auditing staff, and the independent accountants. It reports to the Board of Directors a summary of its findings and recommendations. Members of the Audit and Compliance Committee are independent from the Company's management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgement. The Audit and Compliance Committee will initially consist of Frank A. McPherson, Ruth R. Harkin, Gary M. Pfeiffer and William R. Rhodes. Mr. McPherson will serve as chairman of the Audit and Compliance Committee.

     COMPENSATION COMMITTEE

     The Compensation Committee is responsible for establishing certain compensation policies consistent with corporate objectives and stockholder interests. The Compensation Committee has responsibility for approving and/or recommending to the Board levels of compensation for the President and Chief Executive Officer, as well as stock options, performance awards and other stock or cash-based awards for employee directors and executive officers. The Compensation Committee also administers certain grants under the Company's stock-based and other global performance-based compensation plans and adopts and/or recommends to the full Board new plans or changes in compensation programs. No member of the Compensation Committee may be an employee or officer of the Company or any of its subsidiaries. The Compensation Committee will initially consist of Franklin A. Thomas, William K. Reilly and Edgar S. Woolard, Jr. Mr. Thomas will serve as chairman of the Compensation Committee.

     Prior to the Offerings, the executive officers named in the Summary Compensation Table below were participants in the executive compensation programs of DuPont. The compensation committee of DuPont was responsible for the review of those programs, and for grants awarded under those programs.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     No present officer, director or director nominee currently owns any shares of Conoco's Common Stock, all of which are currently owned by DuPont. The following table sets forth the number of shares of DuPont common stock beneficially owned on June 15, 1998, by each of the Company's directors, director nominees, the executive officers named in the Summary Compensation Table below and all directors, director nominees and executive officers of the Company as a group. Except as otherwise noted, the individual director, director nominee or executive officer or their family members had sole voting and investment power with respect to such securities.

                                                                  SHARES
                                                               BENEFICIALLY
                           NAME                              OWNED(1)(2)(3)(4)
                           ----                              -----------------
Edgar S. Woolard, Jr.......................................      1,495,881(5)
Archie W. Dunham...........................................        834,487(6)
Frank A. McPherson.........................................          1,000(7)
Gary M. Pfeiffer...........................................         43,237(8)
William K. Reilly..........................................          7,407
Gary W. Edwards............................................        442,516(9)
Robert E. McKee III........................................        372,089(10)
Robert W. Goldman..........................................        105,661(11)
Rick A. Harrington.........................................         97,703(12)
Directors, and Executive Officers as a Group (12
  persons).................................................      3,399,381

---------------

 (1) No individual director, director nominee or named executive officer beneficially owns 1 percent or more of the DuPont common stock, nor do the directors and executive officers as a group.

 (2)  Mrs. Harkin, Mr. Rhodes and Mr. Thomas do not beneficially own any shares.

 (3) Includes beneficial ownership of the following number of shares of DuPont common stock which may be acquired within 60 days of June 15, pursuant to stock options awarded under employee compensation plans of DuPont: Mr. Woolard -- 1,101,240; Mr. Dunham -- 704,428; Mr. Pfeiffer -- 31,602; Mr.
      Edwards -- 367,846; Mr. McKee -- 296,398; Mr. Goldman -- 93,306; and Mr.
      Harrington -- 89,058. Certain of these options are to be canceled in the Option Program, as described below under "-- Treatment of Outstanding Stock Options and Stock Appreciation Rights -- Option Program."


 (4) The persons named in this table have sole voting power and investment power with respect to all shares of DuPont common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes.

 (5) Includes (i) 20,000 shares owned by Mr. Woolard's spouse to which Mr. Woolard disclaims beneficial ownership, (ii) 18,000 shares owned by The Woolard Family Foundation, and (iii) 13,698 shares owned by family trusts.

 (6) Includes (i) 104,880 shares held in Dunham Management Trust, a revocable grantor trust and (ii) 6,204 shares held in deferred compensation.

 (7) The 1,000 shares listed above are owned by Mr. McPherson and his spouse jointly.

 (8)  Includes 1,796 shares held in deferred compensation.

 (9)  Includes 6,800 shares owned by the Edwards Charitable Foundation.

(10) Includes (i) 1,300 shares owned by a minor child of Mr. McKee, (ii) 298 shares owned by another child of Mr. McKee, (iii) 453 shares owned by a minor grandchild of Mr. McKee, (iv) 453 owned by another minor grandchild of Mr. McKee, and (v) 29,509 owned by the McKee Family Trust.

(11) Includes (i) 1,650 shares owned by Mr. Goldman's spouse, and (ii) 350 shares owned by a minor child of Mr. Goldman.

(12)  Includes 50 shares owned by a child of Mr. Harrington.

     Company Stock Options and other stock-based awards may be granted to directors, officers and other key employees of the Company in the future under the 1998 Stock and Performance Incentive Plan of the Company. See "-- Election and Compensation of Directors."


TREATMENT OF OUTSTANDING STOCK OPTIONS AND STOCK APPRECIATION RIGHTS



     OPTION PROGRAM



     Each individual who (i) is actively employed by the Company as of the date of the closing of the Offerings (the "Effective Date"), (ii) either (a) was an employee of the Company more than 20 days prior to the Effective Date or (b) was designated as an individual who would become an employee of the Company and such designation occurred more than 20 days prior to the Effective Date and (iii) holds, as of the closing of the Offerings, options to purchase DuPont common stock (each such option, a "DuPont Option") or appreciation rights with respect to DuPont common stock (each such right, a "DuPont SAR") will have the option, subject to specific country tax and legal requirements, effective as of the closing of the Offerings, to surrender for cancellation in the Option Program each such DuPont Option or DuPont SAR, whether or not vested or exercisable, and upon such cancellation, the Company will issue to such employee a Company Stock Option or an appreciation right with respect to Class A Common Stock (a "Company SAR"), as applicable. In general, Company Stock Options that qualify as incentive stock options, as defined in the Code ("Incentive Stock Options"), are to be issued upon cancellation of DuPont Options that qualify as Incentive Stock Options, and Company nonqualified stock options are to be issued upon cancellation of DuPont nonqualified stock options. The number of shares subject to each Company Stock Option and each Company SAR issued in the Option Program, and the exercise price per share of each such Company Stock Option and Company SAR, will be determined in the manner described below that will reflect, in the aggregate, the difference between the exercise price of the DuPont Options and the fair market value per share of DuPont common stock and, in the case of DuPont SARs, the appreciated value of such SARs.

     The exercise price applicable to each Company Stock Option and Company SAR issued upon cancellation of DuPont Options and DuPont SARs (the "Company Exercise Price") will be the price (rounded to the nearest fourth decimal) obtained by dividing (i) the exercise price of the applicable DuPont Option or DuPont SAR (the "DuPont Exercise Price") by (ii) the ratio (the "Option Ratio") of (a) the average price (the "DuPont Share Price") of DuPont common stock over the five trading days immediately preceding the date of the commencement of the Offerings (calculated as the average of the mean of the high and low prices of DuPont common stock on each of these five days as reported on the NYSE) to (b) the offering price to the public of the Class A Common Stock set forth on the cover page of this Prospectus (the "IPO Price"). The DuPont Share Price is
$          . Each such Company Stock Option will entitle the holder to purchase, and each such Company SAR will relate to, the whole number of shares of Class A Common Stock (rounded up to the nearest whole share, in the case of a nonqualified stock option, and rounded down to the nearest whole share, in the case of an Incentive Stock Option) obtained by multiplying the number of shares of DuPont common stock underlying the applicable DuPont Option or DuPont SAR by the Option Ratio. In the case of any DuPont Option that qualifies as an Incentive Stock Option, the formula set forth above will be adjusted, if necessary, to comply with the Code.



     Mr. Dunham has agreed to the cancellation in the Option Program of 100 percent of his DuPont Options and DuPont SARs and the issuance upon such cancellation of Company Stock Options and Company SARs. The other executive officers named in the Summary Compensation Table below have agreed to the cancellation in the Option Program of 100 percent of their DuPont Options and DuPont SARs, and the 12 other senior officers of the Company have agreed, in the aggregate, to the cancellation of approximately 90 percent of their DuPont Options and DuPont SARs.



     All Company Stock Options and Company SARs issued upon cancellation of DuPont Options and DuPont SARs will remain subject to the threshold, vesting, exercisability and option-length terms and conditions to which the DuPont Options and DuPont SARs were subject prior to cancellation. DuPont Options and DuPont SARs that are not canceled in the Option Program generally will terminate 12 months after DuPont's ownership of the Company decreases to less than 50 percent. The Option Program will be conducted in accordance with such procedures and at such time as is determined by DuPont's Compensation Committee and the Company. See "Arrangements Between the Company and DuPont -- Employee Matters Agreement."



     Company Stock Options and Company SARs to be granted to the 17 senior officers of the Company upon cancellation of DuPont Options and DuPont SARs are to be granted under the Company's 1998 Stock and Performance Incentive Plan. Company Stock Options and Company SARs to be granted to the remaining officers and other employees of the Company upon cancellation of DuPont Options and DuPont SARs are to be granted under the Company's 1998 Key Employee Stock Performance Plan. As of July 31, 1998, the 17 senior officers of the Company held an aggregate of 4,104,583 DuPont Options and 57,200 DuPont SARs eligible for the Option Program, and the remaining officers and other employees of the Company held an aggregate of 7,102,249 DuPont Options and 1,251,213 DuPont SARs eligible for the Option Program. For a more detailed description of the Company Stock Options and Company SARs to be issued in the Option Program, see "-- 1998 Stock and Performance Incentive Plan of the Company," "-- 1998 Key Employee Stock Performance Plan," "-- Certain Provisions Applicable to the Plan and the 1998 Plan" and "-- Certain Federal Income Tax Consequences of the Plan and the 1998 Plan."



     CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES OF THE OPTION
PROGRAM



     The following is a general summary of certain United States federal income tax consequences of the cancellation of DuPont Options and DuPont SARs and the issuance upon such cancellation of Company Stock Options and Company SARs in connection with the Option Program. This summary does not address tax considerations that may be relevant to certain persons in light of their particular circumstances. This summary is based upon the Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial decisions, all of which are subject to change, possibly with retroactive effect. In addition, this summary does not address the effect of any state, local or foreign tax laws. Each person contemplating participation in the Option Program should consult his or her tax advisor with respect to the tax consequences of such participation.



     The issuance of Company Stock Options and Company SARs upon cancellation of DuPont Options and DuPont SARs will not be a taxable event to the holders of DuPont Options and DuPont SARs. The Company Stock Options received upon cancellation of DuPont Options which are nonqualified stock options will be nonqualified Company Stock Options. Generally, a modification of an incentive stock option results in the loss of incentive stock option status of such option. However, under certain circumstances set forth in the Code and applicable regulations (including proposed regulations), an incentive stock option may be modified without loss of the incentive stock option status. In particular, the issuance of an option upon cancellation of another option by reason of a certain type of a corporate transaction will not result in loss of incentive stock option status. The Separation constitutes such a corporate transaction and, accordingly, assuming the applicable requirements of the Code are satisfied, the issuance of a Company Stock Option upon cancellation of a DuPont Option by reason of the Separation should not result in loss of incentive stock option status.

COMPENSATION OF EXECUTIVE OFFICERS


     During fiscal 1997, the executive officers named in the table included under this caption were employees of DuPont and participated in DuPont's executive benefit plans, as indicated in the tables.

     The following table sets forth the aggregate compensation paid to the Company's chief executive officer and four other most highly compensated executive officers (the "Named Officers") by DuPont or its subsidiaries during fiscal 1997.

                         SUMMARY COMPENSATION TABLE(1)

                                                                                 LONG-TERM
                                             ANNUAL COMPENSATION                COMPENSATION
                                   ---------------------------------------   ------------------
                                                                OTHER              SHARES
NAME AND                                                       ANNUAL            UNDERLYING          ALL OTHER
PRINCIPAL POSITION          YEAR    SALARY     BONUS(2)    COMPENSATION(3)   OPTIONS GRANTED(4)   COMPENSATION(5)
------------------          ----   --------   ----------   ---------------   ------------------   ---------------
Archie W. Dunham..........  1997   $667,500   $1,450,000       $33,075            290,376             $39,950
  President, Chief
  Executive Officer and
  Director
Gary W. Edwards...........  1997    431,320      725,000        24,044            133,200              25,715
  Executive Vice
  President, Refining,
  Marketing, Supply and
  Transportation
Robert E. McKee III.......  1997    374,400      718,000        16,612            126,700              22,247
  Executive Vice
  President, Exploration
  Production
Robert W. Goldman.........  1997    236,700      292,000         1,513             38,600              13,958
  Senior Vice President,
  Finance, and Chief
  Financial Officer
Rick A. Harrington........  1997    229,500      325,000         4,703             59,802              13,598
  Senior Vice President,
  Legal, and General
  Counsel

---------------

(1) Columns required by the rules and regulations of the Securities and Exchange Commission that contain no entries have been omitted.

(2) On average, approximately 25 percent of variable compensation (i.e., bonus) was paid in DuPont common stock.

(3) Other Annual Compensation consists solely of the reimbursement for the payment of taxes.

(4) Shares have been adjusted to reflect a 2-for-1 DuPont common stock split in 1997. 1997 includes shares underlying both "Bicentennial" options (larger than normal grants to reflect the higher risk due to significant stock price hurdles and forfeiture provisions) and for Messrs. Dunham and Harrington, reload options totaling 3,376 and 902, respectively. The totals for Messrs. Goldman and Harrington each include 200 options granted under the DuPont Shares program. See Notes 1, 2 and 3 of the Option Grants Table and Note 1 of the Aggregated Option Exercises and Year-End Option Values Table for more detail on the "Bicentennial" options, reload feature and DuPont Shares program.

(5) Includes the Company's matching contributions made pursuant to the Company's thrift plans, including the following amounts credited under the related savings restoration plan in 1997: Mr. Dunham, $30,450; Mr. Edwards, $16,215; Mr. McKee, $12,747; Mr. Goldman, $4,458 and Mr. Harrington, $4,098.

     The following table sets forth information as of December 31, 1997 regarding DuPont Options granted to the Named Officers during fiscal 1997.

                              OPTION GRANTS TABLE

                                                                                    POTENTIAL REALIZABLE VALUE
                                                                                      AT ASSUMED ANNUAL RATES
                                                                                     OF STOCK APPRECIATION FOR
                                         INDIVIDUAL OPTION GRANTS IN 1997                 OPTION TERM(5)
                                  -----------------------------------------------   ---------------------------
                                  NUMBER OF      PERCENT
                                    SHARES       OF TOTAL
                                  UNDERLYING     OPTIONS
                                   OPTIONS       GRANTED    EXERCISE   EXPIRATION
NAME                               GRANTED       IN 1997    PRICE(4)      DATE        5%(6)          10%(7)
----                              ----------     --------   --------   ----------   ----------   --------------
Archie W. Dunham................   287,000(1)      2.87%     $52.50     1/28/07      $     0      $12,018,125
                                     1,688(2)      0.02%      59.22     1/29/01       17,355           36,345
                                     1,688(2)      0.02%      59.22     1/23/00       11,447           24,107
Gary W. Edwards.................   133,200(1)      1.33%      52.50     1/28/07            0        5,577,750
Robert E. McKee III.............   126,700(1)      1.27%      52.50     1/28/07            0        5,305,563
Robert W. Goldman...............    38,400(1)      0.38%      52.50     1/28/07            0        1,608,000
                                       200(3)      *          52.50     1/28/07        6,650           16,750
Rick A. Harrington..............    58,700(1)      0.59%      52.50     1/28/07            0        2,458,063
                                       902(2)      0.01%      56.28     1/23/00        7,639           15,982
                                       200(3)      *          52.50     1/28/07        6,650           16,750

---------------

(1) These DuPont Options (the "Bicentennial" Options) may not be exercised earlier than 12 months from date of grant and have a term of ten years. Subject to the preceding sentence, DuPont Options with respect to 50 percent of the DuPont common stock subject thereto will become exercisable if the DuPont common stock price reaches $75 per share and the balance will be exercisable if the DuPont common stock reaches $90 per share, but the DuPont Options will be forfeited if these stock price thresholds are not met within five years of grant date. The $75 threshold was met on April 17, 1998.

(2) These DuPont Options are subject to reload options which were granted when a previously granted option was exercised. These reload options have not increased the combined number of shares and options held by the executive prior to exercise. The reload feature was added in 1997 to accelerate stock ownership by executives. The shares of DuPont common stock received upon exercise of the original DuPont Options (not including shares withheld to satisfy income tax obligations) may not be transferred for a period of five years. Reload options are granted at fair market value of a share of DuPont common stock on the date of exercise of the original option, have a term equal to the remaining term of the original DuPont Options and are exercisable six months from the date of grant.

(3) These DuPont Options were awarded under the DuPont Shares program. Under this program, substantially all employees received a one-time grant to acquire shares of DuPont common stock at the fair market value as of the date of grant. These DuPont Options became exercisable when the price of DuPont common stock reached $75 per share on April 17, 1998. Similarly, these DuPont Options have a term of 10 years.

(4) The exercise price is the average of the high and low prices of DuPont common stock as reported on the NYSE-Composite Transactions Tape on the date of grant.

(5) Represents total appreciation over the exercise price at the assumed annual appreciation rates of 5 percent and 10 percent compounded annually for the term of the DuPont Options.

(6) Reflects forfeiture of all Bicentennial options granted on January 29, 1997, because the $75 and $90 stock price thresholds would not be met within five years of grant date based on the assumed rate of stock price appreciation. Also see Note 1 above.

(7) Reflects forfeiture of 50 percent of the Bicentennial options granted on January 29, 1997, because the $90 stock price threshold would not be met within five years of grant date based on the assumed rate of stock price appreciation. Also see Note 1 above.

 * Represents less than 0.01 percent of the total options granted under the DuPont Shares program.

     The following table sets forth information regarding the exercise of DuPont Options during the 1997 fiscal year by each of the Named Officers and the 1997 fiscal year end value of all unexercised DuPont Options held by each of the Named Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND YEAR-END OPTION VALUES

                                                        NUMBER OF SHARES
                                                           UNDERLYING               VALUE OF UNEXERCISED
                                                     UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                                      FISCAL YEAR END 1997       AT FISCAL YEAR END 1997(2)
                         SHARES                    ---------------------------   ---------------------------
                       ACQUIRED ON      VALUE
        NAME            EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           -----------   -----------   -----------   -------------   -----------   -------------
Archie W. Dunham.....    10,648       $430,620       557,552        290,376      $17,407,434    $2,173,286
Gary W. Edwards......    13,153        984,009       301,246        133,200       10,013,260     1,007,325
Robert E. McKee
  III................        --             --       233,048        126,700        7,428,204       958,169
Robert W. Goldman....        --             --        73,906         38,600        2,361,524       291,913
Rick A. Harrington...     7,657        543,945        64,500         59,802        1,924,256       448,842

---------------

(1) Represents the pre-tax gain, which is the difference between the market value of the shares on the date of exercise of the DuPont Options and the exercise price. The reload feature prohibits distribution of any net after-tax gains, as described in Note 2 of the Option Grants Table. The gains after taxes are converted to DuPont common stock that may not be sold or transferred for at least five years. One hundred percent of the gains for Mr. Dunham and 17 percent for Mr. Harrington resulted from the reload feature.

(2) Represents the closing price for DuPont common stock on December 31, 1997 of $60.0625 less the exercise price for all outstanding exercisable and unexercisable DuPont Options for which the exercise price is less than such closing price.

RETIREMENT BENEFITS

     Retirement benefits for Company employees under the DuPont Pension and Retirement Plan are based on an employee's years of service and average monthly pay during the employee's three highest-paid years. "Average monthly pay" for this purpose includes regular compensation and 100 percent of annual variable compensation payments, but excludes other bonuses and compensation in excess of limits imposed by the Internal Revenue Code of 1986, as amended (the "Code"). The Code limits the amount of annual benefits which may be payable from the pension trust. Retirement benefits in excess of these limitations are paid from the Company's general revenues under separate, nonfunded pension restoration plans.

     The table below illustrates the straight-life annuity amounts payable under the DuPont Pension and Retirement Plan and retirement restoration plans to Company employees retiring at age 65 in 1998. These amounts reflect an offset based on Social Security benefits. The current years of service credited for retirement benefits for the Named Officers are as follows: 32 years for A. W. Dunham, 35 years for G. W. Edwards, 31 years for R. E. McKee, 33 years for R. W. Goldman and 18 years for R. A. Harrington.

                                                          ESTIMATED ANNUAL RETIREMENT
                 SALARY AND                              BENEFITS BASED ON SERVICE OF:
                  VARIABLE                     -------------------------------------------------
                COMPENSATION                    30 YEARS     35 YEARS     40 YEARS     45 YEARS
                ------------                   ----------   ----------   ----------   ----------
$ 325,000....................................  $  149,000   $  174,000   $  200,000   $  226,000
   900,000...................................     425,000      496,000      568,000      640,000
 1,475,000...................................     701,000      818,000      936,000    1,054,000
 2,050,000...................................     977,000    1,140,000    1,304,000    1,468,000
 2,625,000...................................   1,253,000    1,462,000    1,672,000    1,882,000

1998 STOCK AND PERFORMANCE INCENTIVE PLAN OF THE COMPANY

     GENERAL


     The Company has adopted the 1998 Stock and Performance Incentive Plan of Conoco Inc. (the "Plan") to reward (i) key employees of the Company ("Employees"), (ii) directors of the Company who are not employees of the Company ("Nonemployee Directors") and (iii) nonemployee consultants and other independent contractors (collectively, "Independent Contractors") of the Company. The primary objectives of the Plan are to attract and retain the services of key Employees, Nonemployee Directors and Independent Contractors and to further the interests of the Company and its stockholders by providing incentives in the form of awards to key Employees, qualified Nonemployee Directors and qualified Independent Contractors who can contribute materially to the success and profitability of the Company. The following summary of certain provisions of the Plan does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference.



     Awards to Employees ("Employee Awards") and awards to Independent Contractors ("Independent Contractor Awards") generally are treated the same under the Plan, and the discussion of Employee Awards herein applies, except as noted, equally to Independent Contractor Awards. Employee Awards may be in the form of (i) Company Stock Options, (ii) Company SARs, (iii) restricted or unrestricted grants of Class A Common Stock or units denominated in Class A Common Stock (collectively, "Stock Awards"), (iv) grants denominated in cash ("Cash Awards") and (v) grants denominated in cash, Class A Common Stock, units denominated in Class A Common Stock or any other property, the vesting of which grants are made subject to the attainment of one or more performance goals ("Performance Awards"). Awards to Nonemployee Directors under the Plan ("Director Awards" and, collectively with the Employee Awards and the Independent Contractor Awards, the "Awards") will be in the form of grants of Company Stock Options and Stock Awards.



     The Plan is not qualified under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").



     PARTICIPATION AND ELIGIBILITY



     Key Employees eligible for Employee Awards under the Plan are employees holding positions of responsibility with the Company and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company, as well as individuals who are expected to become Employees within six months of the date of grant. Directors eligible for Director Awards under the Plan are those who are not employees of the Company or DuPont. Independent Contractors eligible for Awards under the Plan are those providing, or who will provide, services to the Company. Employees who have previously received DuPont Options and DuPont SARs may also participate through the Option Program, as described above under "-- Treatment of Outstanding Stock Options and Stock Appreciation Rights."



     SHARES SUBJECT TO THE PLAN



     The Company has reserved the greater of (a)      shares of Class A Common
Stock or (b)      percent of the number of shares of Class A Common Stock
outstanding from time to time, for purposes of the Plan. No more than shares of Class A Common Stock shall be available for ISOs (defined below). No Awards shall be granted under the Plan with respect to Class B Common Stock. The number of shares authorized to be issued under the Plan is subject to adjustment as described under "-- Certain Provisions Applicable to the Plan and the 1998 Plan -- Adjustments" below. Shares subject to Awards that are forfeited or terminated, exchanged for Awards that do not involve Class A Common Stock or expire unexercised, or are settled in cash in lieu of Class A Common Stock, or otherwise such that the shares covered thereby are not issued, again become available for Awards. Awards that are issued upon cancellation of an award previously held by an Employee by reason of the Employee's employment while the Company was wholly owned by DuPont, as described above under "-- Treatment of Outstanding Stock Options and Stock Appreciation Rights," shall not count against the limitations on Class A Common Stock available for Awards.

     TERMS, CONDITIONS AND LIMITATIONS OF AWARDS



     Employee Awards



     The Compensation Committee will determine the type or types of Employee Awards made under the Plan and will designate the Employees who are to be the recipients of such awards. An Employee Award shall be embodied in an agreement (an "Award Agreement"), which will contain such terms, conditions and limitations as determined by the Compensation Committee. Employee Awards may be granted singly, in combination or in tandem. Employee Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under the Plan or any other employee plan of the Company or any of its subsidiaries, including any acquired entity. An Employee Award may provide for the grant or issuance of additional, replacement or alternative Employee Awards upon the occurrence of specified events, including the exercise of the original Employee Award. At the discretion of the Compensation Committee, an Employee may be offered an election to substitute an Employee Award for another Employee Award or Employee Awards of the same or different type. All or part of an Employee Award may be subject to conditions established by the Compensation Committee, which may include, but are not limited to, continuous service with the Company, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance. Upon the termination of employment by an Employee, any unexercised, deferred, unvested or unpaid Employee Awards will be treated as set forth in the applicable Award Agreement.



     The Compensation Committee may make an Award to an individual who it expects to become an Employee of the Company within the next six months, with such Award being subject to the individual actually becoming an Employee within such time period and to such other terms and conditions as may be established by the Compensation Committee.



     Company Stock Options. A Company Stock Option granted pursuant to the Plan may consist of either an incentive stock option ("ISO") that complies with the requirements of Section 422 of the Code or a non-qualified stock option ("NQSO") that does not comply with such requirements. Independent Contractor Awards may not include ISOs. ISOs and NQSOs must have an exercise price per share that is not less than the Fair Market Value (as defined in the Plan) of the Class A Common Stock on the date of grant; provided, however, that "Fair Market Value" in the case of any Award made in connection with the Offerings means the price per share of Class A Common Stock as set forth in the cover page of this Prospectus.



     Subject to the limitations described under "-- Certain Provisions Applicable to the Plan and the 1998 Plan -- Exercise of Company Stock Options" below, the terms, conditions and limitations applicable to any Company Stock Options, including the term of any Company Stock Options and the date or dates upon which they become exercisable, will be determined by the Compensation Committee.



     Company SARs. A Company SAR may be granted under the Plan to the holder of a Company Stock Option with respect to all or a portion of the shares of Class A Common Stock subject to such Company Stock Option or may be granted separately. The terms, conditions and limitations applicable to any Company SARs, including the term of any Company SARs and the date or dates upon which they become exercisable, will be determined by the Compensation Committee.



     Stock Awards. Stock Awards consist of restricted and non-restricted grants of Class A Common Stock or units denominated in Class A Common Stock. The terms, conditions and limitations applicable to any Stock Awards will be determined by the Compensation Committee. Without limiting the foregoing, rights to dividends or dividend equivalents may be extended to and made part of any Stock Award in the discretion of the Compensation Committee. The Compensation Committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments and dividend equivalents for Stock Awards.



     Cash Awards. Cash Awards consist of grants denominated in cash. The terms, conditions and limitations applicable to any Cash Awards will be determined by the Compensation Committee.



     Performance Awards. Performance Awards consist of grants made to an Employee subject to the attainment of one or more performance goals. A Performance Award will be paid, vested or otherwise deliverable solely upon the attainment of one or more pre-established, objective performance goals established by the Compensation Committee prior to the earlier of (i) 90 days after the commencement of the period of service to which the performance goals relate and (ii) the lapse of 25 percent of the period of service, and in any event while the outcome is substantially uncertain. A performance goal may be based upon one or more business criteria that apply to the Employee, one or more business units of the Company or the Company as a whole, and may include any of the following: increased revenue, net income, stock price, market share, earnings per share, return on equity, return on assets, decrease in costs, shareholder value, net cash flow, total shareholder return, return on capital, return on investors' capital, operating income, funds from operations, cash flow, cash from operations, after-tax operating income, reserve addition, proceeds from dispositions, production volumes, refinery runs, net cash flow before financing activities, reserve replacement ratio, finding and development costs, refinery utilizations and total market value. Prior to the payment of any compensation based on the achievement of such performance goals, the Compensation Committee must certify in writing that the applicable performance goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing, the terms, conditions and limitations applicable to any Performance Awards will be determined by the Compensation Committee.



     Certain Limitations. The Plan contains certain limitations with respect to Awards that may be made thereunder. In particular, the Plan provides that the following limitations shall apply to any Employee Awards (but not to any Independent Contractor Awards) made thereunder: (i) no participant may be granted, during any calendar year, Employee Awards consisting of Company Stock Options or Company SARs that are exercisable for or relate to more than shares of Class A Common Stock; (ii) no participant may be granted, during any calendar year, Employee Awards consisting of Stock Awards covering or relating
to more than        shares of Class A Common Stock (the limitation set forth in this clause (ii), together with the limitation set forth in clause (i) above, being hereinafter collectively referred to as the "Stock-Based Awards Limitations"); and (iii) no participant may be granted Employee Awards consisting of cash or in any other form permitted under the Plan (other than Employee Awards consisting of Company Stock Options or Company SARs or Stock Awards) in respect of any calendar year having a value determined on the date of
grant in excess of $       .



     Director Awards



     For information concerning awards to be granted to Directors, see "-- Election and Compensation of Directors."



     CHANGE IN CONTROL



     Award Agreements with respect to Awards granted under the Plan are expected to provide that in the event of a "Change in Control" of the Company (as defined in the Award Agreement), Company Stock Options held by active employees that were not previously vested or exercisable will become fully vested and exercisable and remain exercisable for the remainder of their term.


1998 KEY EMPLOYEE STOCK PERFORMANCE PLAN


     GENERAL



     The Company also has adopted the 1998 Key Employee Stock Performance Plan of Conoco Inc. (the "1998 Plan") to attract and retain the services of Employees and to further the interests of the Company and its stockholders by enhancing the proprietary and personal interests of Employees in the success and profitability of the Company. The following summary of certain provisions of the 1998 Plan does not purport to be complete and is qualified in its entirety by reference to the 1998 Plan, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference.



     Awards to Employees under the 1998 Plan may be in the form of Company Stock Options and Company SARs. The 1998 Plan is not qualified under Section 401(a) of the Code and is not subject to the provisions of ERISA.

     PARTICIPATION AND ELIGIBILITY



     All Employees are eligible for Awards under the 1998 Plan. Awards may also be granted to individuals who are expected to become Employees within six months of the date of grant. Employees are selected to participate in the 1998 Plan through the grant of Awards by the Compensation Committee in its sole discretion. Employees who have previously received DuPont Options and DuPont SARs may also participate through the Option Program, as described above under "-- Treatment of Outstanding Stock Options and Stock Appreciation Rights."



     SHARES SUBJECT TO THE 1998 PLAN



     The Company has reserved the greater of (a)      shares of Class A Common
Stock or (b)      percent of the number of shares of Class A Common Stock
outstanding from time to time, for purposes of the 1998 Plan. No more than shares of Class A Common Stock shall be available for ISOs. No Awards shall be granted under the 1998 Plan with respect to Class B Common Stock. The number of shares authorized to be issued under the 1998 Plan is also subject to adjustment as described under "-- Certain Provisions Applicable to the Plan and the 1998 Plan -- Adjustments" below. Shares subject to Awards that are forfeited or terminated, exchanged for Awards that do not involve Class A Common Stock or expire unexercised, or are settled in cash in lieu of Class A Common Stock, or otherwise such that the shares covered thereby are not issued, again become available for Awards. Awards that are issued upon cancellation of an award previously held by an Employee by reason of the Employee's employment while the Company was wholly owned by DuPont, as described above under "-- Treatment of Outstanding Stock Options and Stock Appreciation Rights," shall not count against the limitations on Class A Common Stock available for Awards.



     TERMS, CONDITIONS AND LIMITATIONS OF AWARDS



     The Compensation Committee will determine the type or types of Awards made under the 1998 Plan and will designate the Employees who are to be the recipients of such awards. An Award shall be embodied in an Award Agreement, which will contain such terms, conditions and limitations as determined by the Compensation Committee. Awards may be granted singly, in combination or in tandem. Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under the 1998 Plan or any other employee plan of the Company or any of its subsidiaries, including any acquired entity. An Award may provide for the grant or issuance of additional, replacement or alternative Awards upon the occurrence of specified events, including the exercise of the original Award. At the discretion of the Compensation Committee, an Employee may be offered an election to substitute an Award for another Award or Awards of the same or different type. Upon the termination of employment by an Employee, any unexercised, deferred, unvested or unpaid Awards will be treated as set forth in the applicable Award Agreement.



     The Compensation Committee may make an Award to an individual who it expects to become an Employee of the Company within the next six months, with such Award being subject to the individual actually becoming an Employee within such time period and to such other terms and conditions as may be established by the Compensation Committee.



     Company Stock Options. A Company Stock Option granted pursuant to the 1998 Plan may consist of either an ISO or a NQSO. ISOs and NQSOs must have an exercise price per share that is not less than the Fair Market Value (as defined in the 1998 Plan) of the Class A Common Stock on the date of grant. Subject to the limitations described under "Certain Provisions Applicable to the Plan and the 1998 Plan -- Exercise of Company Stock Options" below, the terms, conditions and limitations applicable to any Company Stock Options, including the term of any Company Stock Options and the date or dates upon which they become exercisable, will be determined by the Compensation Committee.



     Company SARs. A Company SAR may be granted under the 1998 Plan to the holder of a Company Stock Option with respect to all or a portion of the shares of Class A Common Stock subject to such Company Stock Option or may be granted separately. The terms, conditions and limitations applicable to any Company

SARs, including the term of any Company SARs and the date or dates upon which they become exercisable, will be determined by the Compensation Committee.



     Award Limit. The 1998 Plan provides that no participant may be granted, during any calendar year, Awards that are exercisable for more than shares of Class A Common Stock (the "Award Limit").



     CHANGE IN CONTROL



     Award Agreements with respect to Awards granted under the 1998 Plan are expected to provide that in the event of a "Change in Control" of the Company (as defined in the Award Agreement), Company Stock Options held by active employees that were not previously vested or exercisable will become fully vested and exercisable and remain exercisable for the remainder of their term.



CERTAIN PROVISIONS APPLICABLE TO THE PLAN AND THE 1998 PLAN



     ADMINISTRATION



     The Compensation Committee will administer the Plan and the 1998 Plan. The Compensation Committee has full and exclusive power to administer the Plan and the 1998 Plan and take all actions specifically contemplated thereby or necessary or appropriate in connection with the administration thereof. Except insofar as the Plan relates to Nonemployee Directors, the Compensation Committee has the full and exclusive power to interpret the Plan and the 1998 Plan and to adopt such rules, regulations and guidelines for carrying out the Plan and the 1998 Plan as the Compensation Committee may deem necessary or proper in keeping with the objectives thereof. The Compensation Committee may, in its discretion, extend or accelerate the exercisability of, accelerate the vesting of or eliminate or make less restrictive any restrictions contained in any Employee Award granted under the Plan or any Award granted under the 1998 Plan, waive any restriction or other provision of the Plan (insofar as it relates to Employee Awards) or the 1998 Plan or in any Employee Award granted under the Plan or Award granted under the 1998 Plan or otherwise amend or modify any Employee Award granted under the Plan or Award granted under the 1998 Plan in any manner that is either (i) not adverse to the Employee holding such Award or (ii) consented to by such Employee. The Compensation Committee may delegate to the chief executive officer and other senior officers of the Company its duties under the Plan or the 1998 Plan. The Compensation Committee also may engage or authorize the engagement of third-party administrators to carry out administrative functions under the Plan or the 1998 Plan. The Compensation Committee may also correct any defect or supply any omission or reconcile any inconsistency in the Plan or the 1998 Plan or in any Employee Award granted under the Plan or Award granted under the 1998 Plan. Any decision of the Compensation Committee in the interpretation and administration of the Plan and the 1998 Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.



     No member of the Compensation Committee or officer of the Company to whom the Compensation Committee has delegated authority in accordance with the Plan or the 1998 Plan will be held liable for anything done or omitted to be done by him or her, by any member of the Compensation Committee or by any officer of the Company in connection with the performance of any duties under such Plan, except for his or her own willful misconduct or as expressly provided by statute.



     EXERCISE OF COMPANY STOCK OPTIONS



     The exercise price of any Company Stock Option must be paid in full at the time the Company Stock Option is exercised in cash or, if permitted by the Compensation Committee and elected by the participant, by means of tendering Class A Common Stock or surrendering another Award (including restricted stock). The Compensation Committee will determine acceptable methods for tendering Class A Common Stock or other Awards by a participant to exercise a Company Stock Option. Unless otherwise provided in the applicable Award Agreement, in the event shares of restricted stock are tendered as consideration for the exercise of a Company Stock Option granted under the Plan, a number of the shares issued upon the exercise of such Company Stock Option, equal to the number of shares of restricted stock used as consideration therefor, will be subject to the same restrictions as the restricted stock so submitted as well as any other restrictions that may be imposed by the Compensation Committee. The Compensation Committee may adopt additional rules and procedures regarding the exercise of Company Stock Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this paragraph.



     DEFERRAL OF AWARD PAYMENTS



     With the approval of the Compensation Committee, payments in respect of Awards may be deferred, either in the form of installments or a future lump sum payment. Any deferred payment of an Award, whether elected by the participant or specified by the Award Agreement or by the Compensation Committee, may be forfeited if and to the extent that the Award Agreement so provides.



     CASH-OUT OF AWARDS



     At the discretion of the Compensation Committee, an Award that is a Company Stock Option or Company SAR may be settled by a cash payment equal to the difference between the Fair Market Value per share of Class A Common Stock on the date of exercise and the exercise price of the Award, multiplied by the number of shares with respect to which the Award is exercised.



     AWARDS ISSUED UPON CANCELLATION OF DUPONT AWARDS



     For a description of the issuance of Company Stock Options and Company SARs upon cancellation of DuPont Stock Options and DuPont SARs pursuant to the Plan and the 1998 Plan, see "-- Treatment of Outstanding Stock Options and Stock Appreciation Rights."



     ASSIGNMENT OF INTERESTS PROHIBITED



     Unless otherwise determined by the Compensation Committee and provided in the applicable Award Agreement, no Award or any other benefit under the Plan or the 1998 Plan shall be assignable or otherwise transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of ERISA, or the rules thereunder. The Compensation Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under the Plan or the 1998 Plan in violation thereof will be null and void.



     ADJUSTMENTS



     In the event of any subdivision or consolidation of outstanding shares of Class A Common Stock, declaration of a stock dividend payable in shares of Class A Common Stock or other stock split, each of the Plan and the 1998 Plan provides for the Compensation Committee to make appropriate, proportionate adjustments to
(i) the number of shares of Class A Common Stock reserved under such Plan, (ii) the number of shares of Class A Common Stock covered by outstanding Awards,
(iii) the exercise or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards and
(v) the Stock-Based Awards Limitations (with respect to the Plan) or the Award Limit (with respect to the 1998 Plan). Furthermore, in the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Class A Common Stock or any distribution to holders of Class A Common Stock of securities or property (other than normal cash dividends or stock dividends), the Board will make appropriate adjustments to the amounts or other items referred to in clauses (ii), (iii),
(iv) and (v) above to give effect to such transactions, but only to the extent necessary to maintain the proportionate interest of the holders of the Awards and to preserve, without increasing, the value thereof. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board may (x) issue or assume Awards by means of substitution of new Awards, as appropriate, for previously issued Awards or assume previously issued Awards as part of such adjustment or (y) cancel Awards that are Company Stock Options or Company SARs and give the participants who are the holders of such Awards notice and opportunity to exercise for 30 days prior to such cancellation.

     AMENDMENT, MODIFICATION AND TERMINATION



     The Board may amend, modify, suspend or terminate the Plan or the 1998 Plan for the purpose of addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment that would impair the rights of any participant with respect to any outstanding Award may be made without the consent of such participant and (ii) no amendment legally requiring stockholder approval will be effective until such approval has been obtained.



     RESTRICTIONS



     Certificates evidencing shares of Class A Common Stock delivered pursuant to the Plan or the 1998 Plan may be subject to stop transfer orders and other restrictions as the Compensation Committee may deem advisable under the rules, regulations and other requirements of the Commission, applicable securities exchange or transaction reporting system, and any applicable federal or state securities law. The Compensation Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.



     TAX WITHHOLDING



     The Company or its designated third-party administrator will have the right to deduct applicable taxes from any Employee Award payment under the Plan or any Award payment under the 1998 Plan and withhold, at the time of delivery (or vesting, for purposes of the Plan) of cash or shares of Class A Common Stock under such Plan, an appropriate amount of cash or number of shares of Class A Common Stock, or combination thereof, for the payment of taxes. The Compensation Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Class A Common Stock previously owned by the holder of such Award for which withholding is required. The Compensation Committee may provide for loans, on either a short-term or demand basis, from the Company to an Employee or Independent Contractor to permit the payment of taxes required by law.



     UNFUNDED PLAN



     Both the Plan and the 1998 Plan will be unfunded. Any bookkeeping accounts that are established with respect to participants for purposes of the Plan or the 1998 Plan will be used merely as a bookkeeping convenience. The Company is not required to segregate any assets for purposes of the Plan or the 1998 Plan or awards thereunder, nor will either Plan be construed as providing for such segregation, nor will the Company, the Board or the Compensation Committee be deemed to be a trustee of any benefit granted under either Plan. Any liability or obligation of the Company to any participant under the Plan or the 1998 Plan will be based solely on any contractual obligations that may be created by such Plan and any Award Agreement, and no such liability or obligation of the Company will be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company, the Board nor the Compensation Committee will be required to give any security or bond for the performance of any obligation that may be created by the Plan or the 1998 Plan.



CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND THE 1998 PLAN



     The following discussion summarizes certain U.S. federal income tax consequences to participants in the Plan and the 1998 Plan. This summary is based on statutory provisions, Treasury regulations thereunder, judicial decisions and rulings of the Internal Revenue Service (the "IRS") in effect on the date hereof. This summary does not purport to be complete, and does not cover, among other things, state, local or foreign tax treatment of participation in the Plan or the 1998 Plan. Furthermore, differences in participants' financial situations may cause federal, state and local tax consequences of participation in the Plan or the 1998 Plan to vary. Therefore, each participant is urged to consult his or her own accountant, legal counsel or other financial advisor regarding individual tax consequences of participation in the Plan or the 1998 Plan.



     Nonqualified Stock Options; Stock Appreciation Rights; Incentive Stock Options. Participants will not realize taxable income upon the grant of a NQSO or Company SAR. Upon the exercise of a NQSO or

Company SAR, the Employee or Nonemployee Director will recognize ordinary income (subject, in the case of Employees, to withholding by the Company) in an amount equal to the excess of (i) the amount of cash and the Fair Market Value on the date of exercise of the Class A Common Stock received over (ii) the exercise price (if any) paid therefor. The Employee or Nonemployee Director will generally have a tax basis in any shares of Class A Common Stock received pursuant to the exercise of a Company SAR, or pursuant to the cash exercise of a NQSO, that equals the Fair Market Value of such shares on the date of exercise. Generally, the Company will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant under the foregoing rules.



     Employees will not have taxable income upon the grant of an ISO. Upon the exercise of an ISO, the Employee will not have taxable income, although the excess of the Fair Market Value of the shares of Class A Common Stock received upon exercise of the ISO ("ISO Stock") over the exercise price will increase the alternative minimum taxable income of the Employee, which may cause such Employee to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an ISO would be allowed as a credit against the Employee's regular tax liability in a later year to the extent the Employee's regular tax liability is in excess of the alternative minimum tax for that year.



     Upon the disposition of ISO Stock that has been held for the requisite holding period (generally, at least two years from the date of grant and one year from the date of exercise of the ISO), the Employee will generally recognize capital gain (or loss) equal to the difference between the amount received in the disposition and the exercise price paid by the Employee for the ISO Stock. However, if an Employee disposes of ISO Stock that has not been held for the requisite holding period (a "disqualifying disposition"), the Employee will recognize ordinary income in the year of the disqualifying disposition to the extent that the Fair Market Value of the ISO Stock at the time of exercise of the ISO (or, if less, the amount realized in the case of an arm's-length disqualifying disposition to an unrelated party) exceeds the exercise price paid by the Employee for such ISO Stock. The Employee would also recognize capital gain (or, depending on the holding period, additional ordinary income) to the extent the amount realized in the disqualifying disposition exceeds the Fair Market Value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized in the disqualifying disposition (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.



     The Company will generally not be entitled to any federal income tax deduction upon the grant or exercise of an ISO, unless the Employee makes a disqualifying disposition of the ISO Stock. If an Employee makes such a disqualifying disposition, the Company will generally be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by the Employee under the rules described in the preceding paragraph.



     Under current rulings, if a participant transfers previously held shares of Class A Common Stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a NQSO or ISO, the participant will recognize income with respect to the Class A Common Stock received in the manner described above, but no additional gain will be recognized as a result of the transfer of such previously held shares in satisfaction of the NQSO or ISO exercise price. Moreover, that number of shares of Class A Common Stock received upon exercise which equals the number of shares of previously held Class A Common Stock surrendered therefor in satisfaction of the NQSO or ISO exercise price will have a tax basis that equals, and a holding period that includes, the tax basis and holding period of the previously held shares of Class A Common Stock surrendered in satisfaction of the NQSO or ISO exercise price. Any additional shares of Class A Common Stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus, in the case of a NQSO, the amount of ordinary income recognized by the participant with respect to the Class A Common Stock received.



     Cash Awards; Stock Unit Awards; Stock Awards. An Employee will recognize ordinary compensation income upon receipt of cash pursuant to a Cash Award or Performance Award or, if earlier, at the time such cash is otherwise made available for the Employee to draw upon it. An Employee will not have taxable income upon the grant of a Stock Award in the form of units denominated in Class A Common Stock ("Stock Unit

Award") but rather will generally recognize ordinary compensation income at the time the Employee receives Class A Common Stock or cash in satisfaction of such Stock Unit Award in an amount equal to the Fair Market Value of the Class A Common Stock or cash received. In general, a participant will recognize ordinary compensation income as a result of the receipt of Class A Common Stock pursuant to a Stock Award or Performance Award in an amount equal to the Fair Market Value of the Class A Common Stock when such stock is received; provided, however, that if the stock is not transferable and is subject to a substantial risk of forfeiture when received, the participant will recognize ordinary compensation income in an amount equal to the Fair Market Value of the Class A Common Stock when it first becomes transferable or is no longer subject to a substantial risk of forfeiture, unless the participant makes an election to be taxed on the Fair Market Value of the Class A Common Stock when such stock is received.



     An Employee will be subject to withholding for federal, and generally for state and local, income taxes at the time the Employee recognizes income under the rules described above with respect to Class A Common Stock or cash received pursuant to a Cash Award, Performance Award, Stock Award or Stock Unit Award. Dividends that are received by a participant prior to the time that the Class A Common Stock is taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis of a participant in the Class A Common Stock received will equal the amount recognized by the Employee as compensation income under the rules described in the preceding paragraph, and the Employee's holding period in such shares will commence on the date income is so recognized.



     Generally, the Company will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant under the foregoing rules.



GLOBAL STOCK PERFORMANCE SHARING PLAN


     The Company has adopted the Global Stock Performance Sharing Plan (the "Global Plan"). The number of shares of Common Stock reserved for issuance under the Global Plan is generally subject to equitable adjustment upon the occurrence of any stock dividend, stock split, subdivision or consolidation. Pursuant to the Global Plan, the Company may grant nonqualified Company Stock Options and SARs.

     The Global Plan will be administered by the Compensation Committee. The Committee shall have full authority, subject to the provisions of the Global Plan to, among other things, determine the terms and conditions of Company Stock Options and SARs and prescribe, amend and rescind rules and regulations relating to the Global Plan.


     Grants of Company Stock Options and SARs may be made under the Global Plan to all employees of the Company and its present or future subsidiaries, provided that certain management employees who receive Company Stock Options or SARs under the 1998 Stock and Performance Incentive Plan as of the time of the Offerings will not be granted Company Stock Options or SARs under the Global Plan as of such time. The exercise price per share subject to a Company Stock Option or SAR may not be less than the fair market value of a share of Class A Common Stock on the date of grant. Company Stock Options and SARs will have a term of not more than ten years and will become exercisable with respect to one-third of the shares of Common Stock subject thereto on each of the first three anniversaries of the dates of grant.



     In the event of a "Change of Control" of the Company (as defined in the Global Plan), Company Stock Options and SARs held by active employees that were not previously vested or exercisable will become fully vested and exercisable and remain exercisable for the remainder of their term.


     The Global Plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the Board of Directors, in whole or in part, except that (i) no amendment or alteration that would adversely affect the rights of any participant under any Award previously granted to such participant shall be made without the consent of such participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent such approval is required by applicable law.

GRANTS AS OF THE OFFERINGS

     The following table sets forth, with respect to (i) each Named Officer,
(ii) the nonemployee members of the Board of Directors as a group (the "Nonemployee Director Group") and (iii) all other employees as a group ("All Other Employees"), the outstanding grants held by such persons at the time of the Offerings.


                                                              COMPANY STOCK OPTIONS(1)
                                                              ------------------------
Archie W. Dunham(2).........................................
Gary W. Edwards.............................................
Robert E. McKee III.........................................
Robert W. Goldman...........................................
Rick A. Harrington..........................................
Nonemployee Director Group(3) (6 persons)...................
All Other Employees(4)......................................


---------------


(1) The number of Company Stock Options and Company SARs shown in this table is based on an estimated exercise price of $ , which is the average of the
    estimated offering price range of the Class A Common Stock of $     and
    $ . The actual number of Company Stock Options and Company SARs will be adjusted to reflect the actual exercise price at the time of the Offerings. These Company Stock Options and Company SARs will become exercisable with respect to one-third of the shares of Class A Common Stock subject thereto on each of the first three anniversaries of the date of grant.



(2) Mr. Dunham will also receive Company restricted stock units with an
    aggregate value of $     , which units will vest on the third anniversary of
    the date of grant.



(3) The members of the Nonemployee Director Group will also receive, in the
    aggregate, Company restricted stock units with an aggregate value of $     ,
    which units will vest on the third anniversary of the date of grant.



(4) The number of Company Stock Options and Company SARs held by the All Other
    Employees group has been estimated based on the approximately      employees
    in the All Other Employees group.


DEFERRED COMPENSATION PLAN FOR NONEMPLOYEE DIRECTORS

     The Company has adopted the Deferred Compensation Plan for Nonemployee Directors (the "Deferred Compensation Plan"). The purpose of the Deferred Compensation Plan is to provide nonemployee directors of the Company the opportunity to defer a portion of their compensation and to provide greater incentives for those directors to attain and maintain the highest standards of performance, to further align the interests of such directors with those of the stockholders generally and to reward such directors for outstanding performance.

     The Deferred Compensation Plan will be administered by the Compensation Committee. The Compensation Committee will supervise the administration and enforcement of the Deferred Compensation Plan according to the terms and provisions thereof and will have such powers as are necessary to accomplish the purposes of the Deferred Compensation Plan.

     Under the Deferred Compensation Plan, participants may voluntarily elect to defer all or a portion of their annual fees and other fees (including restricted stock units granted under the Plan). An election to defer must generally be made prior to the commencement of the fiscal year in which it will be earned; once made, the election is generally irrevocable for the first calendar year with respect to which the election is made. The deferred amounts will be deemed to be invested, pursuant to the election of the participant, in Class A Common Stock or in an interest-bearing account.

     Each deferral election will indicate the time (either on the date of termination of service as a director or on the date that is five years following such date) and form of payment for the amounts to be deferred. Distributions will be made in cash or Class A Common Stock to the participant at the time irrevocably selected on the deferral form, or, in the event of the participant's death, to the participant's designated beneficiary. Upon a Change in Control of the Company (as defined in the Deferred Compensation Plan), all deferred amounts (including deferred restricted stock units) can be paid in full.

     Each participant or beneficiary will be an unsecured general creditor with respect to any payments due and owing to such participant pursuant to the Deferred Compensation Plan.

     The Board of Directors of the Company can amend or terminate the Deferred Compensation Plan at any time, except that no amendment may be made that would impair the rights of a participant with respect to amounts already deferred or otherwise allocated to his account.


SHARES ISSUED PURSUANT TO AWARDS



     It is currently expected that shares of Class A Common Stock issued upon exercise of, or otherwise pursuant to, awards granted under the Company's benefit plans, including the Plan, the 1998 Plan and the Global Plan, will be comprised of shares previously purchased by the Company in the open market or of authorized but previously unissued shares. The Company currently expects that it will periodically purchase shares in the open market so that there will be no significant increase in the number of issued and outstanding shares of Class A Common Stock resulting from awards granted under the Company's benefit plans.


SEVERANCE ARRANGEMENTS

     On May 10, 1998, the Company entered into a severance agreement (the "Severance Agreement") with Archie W. Dunham. The Severance Agreement has an initial term of three years, which term will be extended, if necessary, upon any "Change in Control" or "Public Offering" of the Company (as each such term is defined in the Severance Agreement) so that the Severance Agreement will expire no earlier than 24 months after either such event. The Offerings described herein will constitute a Public Offering for purposes of the Severance Agreement. The Severance Agreement provides that if, during the term of the Severance Agreement, Mr. Dunham's employment is terminated by the Company other than for cause, or by reason of Mr. Dunham's death or disability, or if Mr. Dunham terminates his employment for "Good Reason" (as defined in the Severance Agreement), Mr. Dunham will be entitled to (i) a lump sum severance payment equal to three times the sum of his base salary and previous year's bonus, (ii) 36 months of benefit continuation, (iii) a pro rata portion of the annual bonus for which he is eligible in the year of termination and (iv) vesting of any unvested equity-based awards from the Company. Mr. Dunham will also be entitled to terminate his employment and receive the foregoing benefits if, prior to the second anniversary of the occurrence of the Public Offering or after DuPont reduces its ownership to less than 50 percent, he is not appointed as Chairman of the Board of the Company (unless his employment had previously terminated by reason of death, disability or for cause). Mr. Dunham will also be entitled to receive an additional payment (a "gross-up payment") sufficient to compensate him for the amount of any excise tax imposed on payments made under the Severance Agreement or otherwise pursuant to Section 4999 of the Code and for any taxes imposed on such additional payment.

     The Company has established the Conoco Inc. Key Employee Severance Plan (the "Key Employee Severance Plan"), which covers certain employees of the Company, including Gary W. Edwards, Robert E. McKee III, Robert W. Goldman and Rick A. Harrington. The Key Employee Severance Plan provides that if the employment of a participant in the Key Employee Severance Plan is terminated within two years of a "Change in Control" of the Company either by the Company other than for "Cause" or by the participant for "Good Reason" (as such terms are defined in the Key Employee Severance Plan) the participant will be entitled to (i) a lump sum severance payment equal to two or three times the sum of his base salary and previous year's bonus, (ii) 24 or 36 months of benefits continuation, (iii) a pro rata portion of the annual bonus for which he is eligible in the year of termination and, if necessary, a gross-up payment sufficient to compensate the participant for the amount of any excise tax imposed on payments made under the Key Employee Severance Plan or otherwise pursuant to Section 4999 of the Code and for any taxes imposed on such an additional payment. The Key Employee Severance Plan has a three-year term commencing on May 10, 1998, which term will be extended, if necessary, upon a Change in Control so that it expires no earlier than 24 months after such an event. Amounts payable under the Key Employee Severance Plan will be in lieu of any payments or benefits which may be payable to the severed employee under any other severance plan, policy or program of the Company.

     The Company has also established both the (i) Conoco Inc. Key Employee Temporary Severance Plan (the "Key Employee Temporary Severance Plan") and (ii) the Conoco Inc. Temporary Severance Plan (the "Temporary Severance Plan"), each of which covers certain employees of the Company, including the Named Officers. Under the Key Employee Temporary Severance Plan (which expires in 2001), if the employment of a participant is involuntarily terminated due to a reduction in force or experiences defined adverse employment changes (including certain relocation requirements and reductions in pay or position), the individual will be entitled to one year's base salary and variable bonus. In the same circumstances as is described under the Key Employee Temporary Severance Plan, benefits payable under the Temporary Severance Plan are paid to a participant upon termination of employment, except that benefits upon such a termination are equal to two weeks' pay for each completed year of service, up to a maximum of 52 weeks' pay. Amounts payable under the Key Employee Temporary Severance Plan are reduced by amounts payable under the Temporary Severance Plan.

                  ARRANGEMENTS BETWEEN THE COMPANY AND DUPONT


     In 1998 and prior years, there have been significant transactions between the Company and DuPont involving services (such as natural gas and gas liquids supply, cash management, other financial services, purchasing, legal, computer and corporate activities). For purposes of governing certain on-going relationships between the Company and DuPont and to facilitate implementation of the Separation, the Company and DuPont, or their respective subsidiaries, will enter into various agreements and relationships, including those described below. The agreements described below were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. There can be no assurance, therefore, that such agreements, or the transactions provided for therein, or any amendments thereof will be on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.


     Certain agreements summarized below are included as exhibits to the Registration Statement of which this Prospectus is a part, and the following summaries are qualified in their entirety by reference to such exhibits which are herein incorporated by reference.

RESTRUCTURING, TRANSFER AND SEPARATION AGREEMENT

     Prior to the Offerings, DuPont and the Company will have entered into a Restructuring, Transfer and Separation Agreement (the "Separation Agreement"), which provides for, among other things, the principal transactions required to effect the Separation and the Offerings, including the transfer to the Company of oil and gas assets, the division between DuPont and the Company of certain liabilities, and certain other agreements governing the relationship between DuPont and the Company following the Separation and the Offerings.

     To effect the Separation, (i) DuPont will transfer or cause its subsidiaries to transfer assets related to the oil and gas business (including its equity interests in certain companies) to the Company or to a subsidiary of the Company and the Company or its subsidiaries will assume substantially all of the liabilities of the oil and gas business, and (ii) the Company will transfer or cause its subsidiaries to transfer assets unrelated to the oil and gas business (including its equity interests in certain companies) to DuPont or a subsidiary of DuPont and DuPont or its subsidiaries will assume substantially all of the liabilities associated with such transferred businesses. The Separation Agreement provides that assets that cannot legally be transferred prior to the effective date of the Separation (the "Effective Date") will be transferred as soon as is practical following receipt of all necessary consents of third parties and regulatory approvals. All transfers between DuPont and the Company and their respective subsidiaries will be on an "as is, where is" basis, and without any representations or warranties. As a result, the Company and DuPont, as the case may be, each have agreed to bear the economic and legal risks that any conveyances of assets are insufficient to vest in such party good and marketable title to such assets. The parties have also agreed that following the Offerings, DuPont and its subsidiaries (excluding the Company and its subsidiaries) on the one hand, and the Company and its subsidiaries on the other hand, will transfer, in some instances without additional consideration, to the other, all assets which, subsequent to the Effective Date, the parties determine more properly belong in the other's business.


     The Separation Agreement provides for assumptions and cross-indemnities designed to place, as of the Effective Date with certain exceptions, sole financial responsibility on the Company and its subsidiaries for all liabilities, known or contingent, associated with the Company's current and historical businesses and operations (including those conducted prior to and following DuPont's acquisition of the Company in 1981), including the oil and gas business, the Company's former chemical business (with limited exceptions), the Company's interest in the Pocahontas Partnership, and all of the assets transferred to the Company in connection with the Separation, but excluding the Company's coal business, and to place sole financial responsibility for DuPont's other businesses with DuPont and its other subsidiaries. Responsibility for environmental matters and claims relating to businesses sold to Cain Chemical, including the operations of Matagorda and Chocolate Bayou, Texas, will not be assumed by the Company, but will be retained exclusively by DuPont. The parties have also agreed to bear responsibility in proportion to the relative amounts of waste deposited by each party on any contaminated off-site location. The Separation Agreement contains indemnifi cation and contribution provisions in connection with (i) the assumption or retention of liabilities by the Company and DuPont, (ii) the conduct of the parties' respective businesses subsequent to the Separation, (iii) misstatements or omissions in the Registration Statement of which this Prospectus is a part with respect to information provided by the other party and (iv) the use of the other's trademarks, tradenames, logos or other identifiers.



     The Separation Agreement contains certain provisions regarding corporate governance of the Company, most of which depend on the level of DuPont's ownership interest in the Company. The Separation Agreement provides that for so long as DuPont owns 30 percent of the voting power of all of the outstanding shares of Common Stock of Conoco, Conoco will not, without the prior consent of DuPont, adopt any amendments to its certificate of incorporation or bylaws or take any action to recommend to its stockholders certain actions which would, among other things, limit the legal rights of, or deny any benefit to DuPont or any of its subsidiaries as Conoco stockholders in a manner not applicable to Conoco stockholders generally. The Separation Agreement provides that, for so long as DuPont beneficially owns 50 percent or more of the voting power of the outstanding Common Stock of the Company, (i) DuPont will have the right to designate a majority of the nominees for election to the Company's Board of Directors and (ii) a majority of the members of the Audit and Compliance and Compensation Committees of the Company's Board of Directors will be required to be directors designated by DuPont. For so long as DuPont beneficially owns less than 50 percent but more than 10 percent of the voting power of outstanding Common Stock of the Company, DuPont will have the right to designate for nomination a number of directors proportionate to its voting power of the outstanding Common Stock of the Company, and, so long as DuPont beneficially owns greater than 10 percent of the voting power, all Committees of the Board of Directors will be required to include at least one director designated by DuPont. For so long as DuPont owns any shares of Common Stock of the Company, the Company will be required to deliver to DuPont certain financial information of the Company. In addition, as long as DuPont owns 50 percent or more of the voting power of the outstanding Common Stock of the Company, the Company will not be permitted to make certain changes in its accounting principles or practices without the consent of DuPont. The Separation Agreement also generally provides that, if requested by the Company, DuPont, under certain limited circumstances, and as long as DuPont determines that it will not adversely affect DuPont's ability or timing in receiving a favorable ruling from the Internal Revenue Service ("IRS") with respect to a tax-free spin-off of DuPont's Class B Common Stock to its stockholders, will (i) seek such ruling on the basis that it will amend the Certificate of Incorporation of Conoco to include a provision for the automatic conversion of all Class B Common Stock into Class A Common Stock under certain circumstances and (ii) amend the Certificate of Incorporation of Conoco to so provide.



     The Separation Agreement provides that the Company will, subject to certain exceptions, use the proceeds of the incurrence of any indebtedness or of the issuance of any equity securities by the Company and any of its subsidiaries, including the proceeds of the Offerings, to repay debt owed to DuPont, including the $7.5 billion Note described below under the caption "-- Intercompany Notes." Generally, all one-time costs, including fees and taxes, directly relating to the Offerings or the Separation and incurred and paid between May 11, 1998 and 24 months following the date on which DuPont's voting power falls below 50 percent of the voting power of all of the outstanding Common Stock of the Company, are to be paid or reimbursed by DuPont under the terms of the Separation Agreement.



     The Separation Agreement contemplates that all cash generated by Conoco and its subsidiaries prior to the closing of the Offerings will be for the account of DuPont, except that DuPont has agreed that immediately following the application of the net proceeds of the Offerings and the utilization by Conoco of a portion of its cash and cash equivalents in connection with the matters discussed below under the caption "-- Intercompany Notes," Conoco and its subsidiaries will have at least an aggregate of $225 million of cash and cash equivalents on hand and may have up to $70 million of additional cash and cash equivalents, which may include certain amounts held by the Company's captive insurance company in the form of certificates of deposit. The Separation Agreement requires that the Company use its best efforts to terminate, or have the Company or a subsidiary of the Company substituted for DuPont, under all existing guarantees by DuPont of obligations relating to the business of the Company. Commencing on the earlier of (i) two years following closing of the Offerings or (ii) the date that DuPont holds less than 50 percent of the voting power of the outstanding Common Stock of the Company, the Company will pay DuPont a fee of
 .20 percent per annum on the total amount of any outstanding guarantees. As of
the Effective Date, the amount of such guarantees is agreed to be $     million,
and such amount may only be adjusted at such time as the amount of any such adjustment exceeds $50 million.


INTERCOMPANY NOTES

     On July 20, 1998, a wholly owned subsidiary of the Company issued a promissory note (the "Note") to DuPont in the aggregate principal amount of $7.5 billion bearing interest at a rate of 6.0125 percent per annum. The Note has a maturity date of January 2, 2000. The Note may be voluntarily prepaid without penalty or premium. The Note also provides for mandatory prepayments in the event cash proceeds are realized by the Company from the incurrence of indebtedness or the issuance of equity securities by the Company or its subsidiaries. The Note includes certain covenants and customary events of default, including failure to pay interest when due, certain events of bankruptcy of the Company and change of control. The consent of DuPont is also required prior to the Company entering into certain transactions.


     The Company will use the net proceeds of the Offerings and possibly a portion of its cash and cash equivalents to repay a portion of amounts outstanding under the Note including principal and accrued interest, such that immediately following the Offerings, the aggregate principal amount owed by the Company to DuPont pursuant to the Note will be $4.0 billion. See "Use of Proceeds." The Company will also use a portion of its cash and cash equivalents to repay or purchase, or DuPont will contribute to the Company, all of the remaining principal balance of the Intercompany Notes described in clauses (ii) and (iii) of "Use of Proceeds." Pursuant to the Employee Matters Agreement and the Separation Agreement, the Company will also owe DuPont an additional amount, estimated at $140 million, which will be evidenced by a promissory note. See
"-- Employee Matters Agreement."


     Prior to the Offerings, the Company plans to enter into a $500 million Revolving Credit Facility with DuPont to fund routine working capital requirements. Terms and conditions of the facility will be similar to the Note.

TAX SHARING AGREEMENT


     Following the Offerings, the Company and certain of its subsidiaries may continue to be included in DuPont's consolidated group (the "Consolidated Group") for U.S. federal income tax purposes as well as in certain consolidated, combined or unitary groups which include DuPont and/or certain of its subsidiaries (a "Combined Group") for state, local and foreign income tax purposes. Prior to the Offerings, the Company and DuPont will enter into a tax sharing agreement (the "Tax Sharing Agreement") in connection with the Offerings. Pursuant to the Tax Sharing Agreement, the Company and DuPont generally will make payments between them such that, with respect to tax returns for any taxable period in which the Company or any of its subsidiaries is included in the Consolidated Group or any Combined Group, the amount of taxes to be paid by the Company will be determined, subject to certain adjustments, as if the Company and each of its subsidiaries included in the Consolidated Group or Combined Group filed their own consolidated, combined or unitary tax return. The Company and DuPont will jointly prepare pro forma tax returns with respect to any tax return filed with respect to the Consolidated Group or any Combined Group in order to determine the amount of tax sharing payments under the Tax Sharing Agreement. The Company will be responsible for any taxes with respect to tax returns that include only the Company and its subsidiaries.


     DuPont will be primarily responsible for preparing and filing any tax return with respect to the Consolidated Group or any Combined Group. Pursuant to the Tax Sharing Agreement, the Company will be responsible for preparing the portion of any such tax return that relates exclusively to the Company or any of its subsidiaries; provided, that the Company will be required to submit any such portions to DuPont for DuPont's review and approval, which approval may not be unreasonably withheld. The Company will be responsible for preparing and filing any tax returns that include only the Company and its subsidiaries.

     DuPont will be primarily responsible for controlling and contesting any audit or other tax proceeding with respect to the Consolidated Group or any Combined Group. Pursuant to the Tax Sharing Agreement, the

Company will have the right to control and contest any audit or tax proceeding that relates directly to any tax item included on the portion of any tax return which the Company is responsible for preparing; provided, that the entering into by the Company of any settlement or agreement or any decision in connection with any judicial or administrative tax proceeding will be subject to the review and approval of DuPont, which approval may not be unreasonably withheld. Disputes arising between the parties relating to matters covered by the Tax Sharing Agreement are subject to resolution through specific dispute resolution provisions.

     In general, the Company will be included in the Consolidated Group for so long as DuPont beneficially owns at least 80 percent of the total voting power and value of the outstanding stock of the Company. Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between the Company and DuPont, during the period in which the Company is included in the Consolidated Group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of the Consolidated Group.

EMPLOYEE MATTERS AGREEMENT


     Prior to the Offerings, DuPont and the Company will have entered into an agreement (the "Employee Matters Agreement"), which sets forth the understanding between the parties with respect to current and former employees of DuPont and the Company, including without limitation claims arising out of or relating to any employee benefit or compensation plan, agreement, arrangement or program, as well as collective bargaining agreements, accrued wages and workers' compensation, holiday, vacation and disability benefits. Except as described below, the parties have agreed that, as of the Effective Date (a) DuPont, or an appropriate DuPont subsidiary, will assume and be solely responsible for all liabilities and obligations whatsoever with respect to current and former employees of DuPont other than the Transferred Business Employees (as defined below) and (b) the Company, or an appropriate Company subsidiary, will assume and be solely responsible for all liabilities and obligations whatsoever with respect to (x) those persons who are or will be, immediately prior to or effective as of the Effective Date, officers and employees of the businesses transferred pursuant to the Separation Agreement and (y) former officers and employees of such businesses (the "Transferred Business Employees"); provided, in either case, that if any such person was employed by both DuPont and the Company, such person will only be deemed a Transferred Business Employee if (i) such person's employment will be, effective as of the Effective Date, with the Company or an appropriate Company subsidiary or (ii) such person's employment in the businesses transferred pursuant to the Separation Agreement terminated later than such person's employment in the businesses of DuPont not transferred pursuant to the Separation Agreement. Notwithstanding the preceding, (a) with respect to any claim of a Transferred Business Employee relating to a liability or obligation arising under the DuPont Savings and Investment Plan or any DuPont health benefit plan, which claim arose while such Transferred Business Employee was a DuPont employee, DuPont, or an appropriate DuPont subsidiary, will retain all such liabilities and obligations of such Transferred Business Employee and
(b) with respect to any claim of a current or former DuPont employee (other than the Transferred Business Employees) relating to a liability or obligation arising under the Thrift Plan for Employees of Conoco Inc. or any Conoco health benefit plan, which claim arose while such DuPont employee was a Company employee, the Company, or an appropriate Company subsidiary, shall assume and be solely responsible for all such liabilities and obligations of such DuPont employee.



     Following the Effective Date, the Transferred Business Employees who participate in the DuPont Pension Plan will continue to participate in the DuPont Pension Plan. Effective as of the date DuPont ceases to own securities representing 80 percent or more of the voting power and ceases to own securities representing 80 percent or more of the economic value of all outstanding shares of Common Stock (the "Ownership Reduction Date"), the Company will establish its own retirement plan (the "Company Retirement Plan"). Within six months following the Ownership Reduction Date, so long as certain conditions are met, the trustee of the DuPont Pension Plan will transfer (the date of such transfer, the "Transfer Date") to the trustee of the Company Retirement Plan an amount approximately equal to 90 percent of $820 million (plus or minus any investment gains and losses and benefits payments made between the Effective Date and the Transfer Date);

within 90 days of the Transfer Date, the trustee of the DuPont Pension Plan will transfer the remaining 10 percent, plus interest on such remainder.



     Following the Effective Date, the Company will continue to maintain its "benefit restoration plans" relating to Company Retirement Plan Participants. In addition, the Company will assume and be solely responsible for the liabilities and obligations relating to Company Retirement Plan Participants who participate in DuPont's benefit restoration plans relating to the DuPont Pension Plan.



     On or prior to January 1, 1999, the Company will establish a benefit restoration plan relating to the Company Thrift Plan for the benefit of current or former employees of the Company who participated in the DuPont Salary Deferral and Savings Restoration Plan and will assume and be solely responsible for the liabilities and obligations relating to current or former employees of the Company who participated in the DuPont Salary Deferral and Savings Restoration Plan.



     Certain Company employees will have the option, subject to specific country tax and legal requirements, effective as of the closing of the Offerings, to participate in the Option Program, which involves the cancellation of all or part of their DuPont Options or DuPont SARs, whether or not vested or exercisable, and the issuance by the Company upon such cancellation of Company Stock Options and Company SARs, as applicable. See "Management -- Treatment of Outstanding Stock Options and Stock Appreciation Rights." Retired employees of the Company who hold DuPont Options or DuPont SARs will not participate in the Option Program. All DuPont Options and DuPont SARs held by retired employees, together with all such Options and SARs held by employees who do not elect to participate in the Option Program, will continue to be obligations solely of DuPont. The Separation Agreement provides that the Company will enter into a promissory note with DuPont to cover (i) an assumed level of future appreciation of DuPont Options and DuPont SARs held by Conoco employees who do not participate in the Option Program and (ii) an amount necessary to ensure that the Company and DuPont equally share the liability resulting from the after-tax value of all DuPont Options and DuPont SARs held by Conoco employees immediately prior to the Offerings. The amount to be owed by the Company to DuPont is currently expected to be approximately $130 million. See " -- Intercompany Notes."



     With respect to any pension plan maintained or sponsored by DuPont for the benefit of foreign employees in which only Transferred Business Employees participate, the Company shall assume or retain such plan, the assets thereof and the sole liability relating to Transferred Business Employees under such plan.



     DuPont employees who transfer to and become employed by the Company, and Company employees who transfer to and become employed by DuPont, in either case on the United States payroll, prior to the Ownership Reduction Date shall be transferred in accordance with the terms of the transfer guidelines in effect immediately prior to the Effective Date. In consideration of the liabilities assumed by DuPont under the employee transfer guidelines, the $130 million referred to above owed from the Company to DuPont shall be increased by an amount equal to $10.4 million. If a block of 100 or more employees is transferred at the same time from DuPont to the Company or if a block of 100 or more employees is transferred at the same time from the Company to DuPont, a supplemental cash payment will be made to DuPont or the Company as applicable. The amount of the cash payment will be calculated in accordance with the Employee Matters Agreement.



     Following the Effective Date, Transferred Business Employees shall continue to participate in the Company Thrift Plan, which shall continue to include DuPont common stock as an investment option until the Ownership Reduction Date and then shall continue to retain the DuPont common stock fund for a period of no less than five years. New investments in DuPont common stock may not be permitted after the Ownership Reduction Date.


TRANSITIONAL SERVICES AGREEMENT

     Prior to the Offerings, DuPont and the Company will enter into certain agreements (the "Transitional Services Agreements") pursuant to which DuPont or its subsidiaries (other than the Company and its subsidiaries), on the one hand, and the Company or its subsidiaries, on the other hand, will agree to continue providing various services to each other, including material procurement, financial and administrative services, consulting and research services, and employee benefits administration. Each service provided pursuant to the Transitional Services Agreements will be provided for a specified time period, ranging from three to 24 months. However, either party and its subsidiaries may terminate any or all services that they receive under the Transitional Services Agreements at any time upon 45 days' prior written notice. During the term of each such service, the parties and their subsidiaries are obligated to take all steps necessary to establish the processes and systems to enable them to perform the relevant services on a stand alone basis. The parties and their subsidiaries will be obligated to pay fees established in the Transitional Services Agreements based upon the type and amount of services rendered.



INFORMATION SYSTEMS AND TELECOMMUNICATION CARRIER TRANSITIONAL SERVICES AGREEMENTS AND FACILITIES LEASE AGREEMENTS



     DuPont and the Company will enter into a series of United States and foreign service agreements ("SAs") which will provide for the cross-provision of information system services and for the provision of telecommunication carrier services by DuPont to the Company. DuPont and the Company will also enter into a facilities lease agreement whereby the Company will grant leases to DuPont for data center and office facilities at the Company's Houston, Texas and Ponca City, Oklahoma sites. The term of the SAs will be two years for transitional services. Longer terms, up to nine years, will be provided for telecommunication services and the facility leases. Under the SAs, DuPont and third party contractors, such as Computer Sciences Corporation and Andersen Consulting, will provide services to the Company in accordance with the terms of the SAs, subject to the terms of the third party agreements. The SAs will provide that services will be provided at DuPont's cost, or, in the case of third party services, at the prices and in accordance with the terms and conditions provided for in the third party agreements, and subject to an administrative fee. The SAs will also include an obligation for the Company to enter into a long-term services agreement with Computer Sciences Corporation.


NATURAL GAS SUPPLY AGREEMENT

     DuPont consumes approximately 350 million cubic feet per day of natural gas at its various facilities in the United States. The acquisition of this supply is currently handled by the Company. DuPont receives the natural gas at cost plus a nominal management fee. In some limited cases, the Company's natural gas production equity is used directly in a DuPont facility, but over 95 percent of this supply has historically been purchased from third parties. Prior to the Offerings, DuPont and the Company intend to enter into an agreement to continue this supply management function for a minimum of one year. The associated management fee will be reflective of market costs for similar supply services.

FEEDSTOCK FOR DUPONT'S SABINE RIVER WORKS PLANT


     The Company owns and operates the Mont Belvieu Storage Facility, which is currently supplying DuPont's Sabine River Works Plant (Ethylene Business Unit) with its full ethane feedstock requirements, providing storage and throughput services for both ethane and ethylene and operating DuPont-owned pipelines for these products. The Company and DuPont have reached agreement for the provision of ethane and ethylene storage and throughput services for the next 30 years. Furthermore, under the terms of the agreement, the Company will operate certain DuPont-owned pipelines for a period of 20 years. The Company will supply DuPont with its partial requirements of ethane for a minimum of two years.



MOTOR CARRIER AGREEMENT



     Prior to the Offerings, the Company and Sentinel Transportation Company, a wholly-owned subsidiary of DuPont, will enter into a motor carrier agreement ("Motor Carrier Agreement"), for the provision of transportation of commodities within the United States and Canada. The term of the Motor Carrier Agreement will be for a one year period. However, either party may terminate such arrangement at any time upon 90 days' prior written notice.

REGISTRATION RIGHTS AGREEMENT

     Prior to the Offerings, DuPont and the Company will enter into an agreement (the "Registration Rights Agreement"), pursuant to which the Company will agree to register on a "shelf" registration statement the sale of Common Stock owned by DuPont. The Company will agree to keep the shelf registration effective for a period of two years following the date that the shelf registration comes effective. In addition, the Company will provide DuPont with three demand registration rights and certain "piggy-back" registration rights, with respect to securities owned by DuPont. Such sales may be effected pursuant to one or more underwritten offerings. The parties will agree to indemnify each other and any underwriters on standard terms, including for liability under federal securities laws.

                             PRINCIPAL STOCKHOLDER

     As of the date of this Prospectus, the Company is indirectly wholly owned by DuPont. After the completion of the Offerings, DuPont will indirectly own 100 percent of the Company's outstanding Class B Common Stock, representing
approximately      percent of the combined voting power of all classes of voting stock of the Company. Under applicable provisions of the Delaware General Corporation Law, DuPont will therefore be able, acting alone, to elect the entire Board of Directors of the Company and to approve any action requiring stockholder approval. The address of DuPont's principal executive office is 1007 Market Street, Wilmington, Delaware 19898. The Company is not aware of any person or group other than DuPont that will beneficially own more than five percent of the outstanding shares of Common Stock following the Offerings.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of the Company will consist of (i)
shares of Class A Common Stock, par value $.01 per share, and           shares
of Class B Common Stock, par value $.01 per share (the Class A Common Stock and
Class B Common Stock together, the "Common Stock"), and (ii)           shares of
Preferred Stock, par value $.01 per share, none of which is outstanding as of
the date hereof. Of the           shares of Class A Common Stock,
shares are being offered in the Offerings (or           shares if the U.S.
Underwriters exercise their over-allotment option in full). Of the
shares of Class B Common Stock,           shares will be outstanding and held by
DuPont or one or more of its affiliates on the Closing Date. A description of the material terms and provisions of the Company's Certificate of Incorporation affecting the relative rights of the Class A Common Stock, the Class B Common Stock and the Preferred Stock is set forth below. The following description of the capital stock of the Company is intended as a summary only and is qualified in its entirety by reference to the forms of the Company's Certificate of Incorporation and By-laws filed with the Registration Statement of which this Prospectus forms a part, and to Delaware corporate law.


COMMON STOCK

     Voting Rights


     The holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters to be voted on by stockholders. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law or in the Certificate of Incorporation, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Certificate of Incorporation must be approved by a majority of the votes entitled to be cast by the holders of Class A Common Stock and Class B Common Stock, voting together as a single class. However, amendments of the Certificate of Incorporation that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, and holders of Class A Common Stock are not entitled to vote on any alteration or change in the powers, preferences or special rights of the Class B Common Stock that would not adversely affect the rights of holders of Class A Common Stock. For purposes of the foregoing provisions, any provision for the voluntary, mandatory and other conversion or exchange of the Class B Common Stock into or for Class A Common Stock on a one-for-one basis shall be deemed not to adversely affect the rights of the Class A Common Stock. Notwithstanding the foregoing, any amendment to the Certificate of Incorporation to increase the authorized shares of any class of capital stock of the Company requires the approval only of a majority of the votes entitled to be cast by the holders of Class A Common Stock and Class B Common Stock, voting together as a single class.


     Dividends


     Holders of Class A Common Stock and Class B Common Stock will share equally on a per share basis in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends payable in shares of Common Stock may be paid only as follows: (i) shares of Class A Common Stock may be paid only to holders of Class A Common Stock, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and
(ii) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A Common Stock and Class B Common Stock.

     The Company may not reclassify, subdivide or combine shares of either class of Common Stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

     Conversion


     Each share of Class B Common Stock is convertible while held by DuPont or any of its subsidiaries (excluding the Company) at the option of the holder thereof into one share of Class A Common Stock. Following any distribution of Class B Common Stock to stockholders of DuPont in a transaction (including any distribution in exchange for DuPont shares or securities) intended to qualify as a tax-free distribution under Section 355 of the Code, or any corresponding provision of any successor statute (a "Tax-Free Spin-Off"), shares of Class B Common Stock will no longer be convertible into shares of Class A Common Stock.



     Prior to a Tax-Free Spin-Off, any shares of Class B Common Stock transferred to a person other than DuPont or any of its affiliates (excluding the Company) will automatically be converted into shares of Class A Common Stock upon such transfer. Shares of Class B Common Stock transferred to stockholders of DuPont in a Tax-Free Spin-Off will not be converted into shares of Class A Common Stock and, following a Tax-Free Spin-Off, shares of Class B Common Stock will be transferable as Class B Common Stock, subject to applicable laws. DuPont has no current plans with respect to a Tax-Free Spin-Off of the Class B Common Stock.



     All shares of Class B Common Stock will automatically be converted into Class A Common Stock if a Tax-Free Spin-Off has not occurred and the number of outstanding shares of Class B Common Stock owned by DuPont (together with its subsidiaries (excluding the Company)) falls below 50 percent of the aggregate number of outstanding shares of Common Stock. This automatic conversion of Class B Common Stock into Class A Common Stock will prevent DuPont from decreasing its economic interest in the Company to less than 50 percent while still retaining control of more than 80 percent of the Company's voting power. All conversions will be effected on a share-for-share basis.


     Other Rights


     Unless approved by a majority of the votes entitled to be cast by the holders of each class of Common Stock, voting separately as a class, in the event of any reorganization or consolidation of the Company with one or more corporations or a merger of the Company with another corporation in which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).


     On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of Common Stock.


     No shares of either class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock or other securities of the Company.


     Upon closing of the Offerings, all the outstanding shares of Class A Common Stock and Class B Common Stock will be validly issued, fully paid and nonassessable.

PREFERRED STOCK


     The Preferred Stock is issuable from time to time in one or more series and with such designations, preferences and other rights for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors is authorized by the Certificate of Incorporation to determine, among other things, the voting, dividend, redemption, conversion, exchange and liquidation powers, rights and preferences and the limitations thereon pertaining to such series. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of the Common Stock and that could have certain anti-takeover effects. The Company has no present plans to issue any shares of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.



     For purposes of the Rights Plan described below, the Board of Directors has
designated           shares of Series A Junior Participating Preferred Stock,
par value $.01 per share (the "Junior Preferred Shares"). See "-- Anti-Takeover Effects of Certain Certificate and By-law Provisions -- Rights Plan."


ANTI-TAKEOVER EFFECTS OF CERTAIN CERTIFICATE AND BY-LAW PROVISIONS

  General

     Certain provisions of the Certificate of Incorporation and By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for the shares held by stockholders.

  Board of Directors

     The Certificate of Incorporation and By-laws provide that the Board of Directors will be divided into three classes of directors, with the classes to be nearly equal in number as possible. One class will be originally elected for a term expiring at the annual meeting of stockholders to be held in 1999, another will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2000 and another will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2001. Each director is to hold office until his or her successor is duly elected and qualified. Commencing with the 1999 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.


     The Certificate of Incorporation and By-laws provide that the Board of Directors shall initially consist of nine members. The Certificate of Incorporation and By-laws further provide that the number of directors of the Company shall be fixed from time to time exclusively by resolution adopted by the affirmative vote of a majority of the entire Board of Directors, but shall consist of not more than fifteen nor less than six directors. In addition, the Certificate of Incorporation provides that any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director, or by stockholders if such vacancy was caused by the action of stockholders (in which event such vacancy may not be filled by the directors or a majority thereof).



     The Certificate of Incorporation and the By-laws provide that, except as provided below, directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors excluding any class or series of capital stock only entitled to vote in the event of dividend arrearages thereon (the "Voting Stock"); provided, however, that during the period (i) beginning on the first date that DuPont (together with its subsidiaries (excluding the Company)) ceases to beneficially own shares representing 50 percent or more of the votes entitled to be cast by Voting Stock (the "First Trigger Date") and
(ii) ending on the first date that DuPont (together with its subsidiaries (excluding the Company)) ceases to beneficially own shares representing 30 percent or more of the votes entitled to be cast by Voting Stock (the "Second Trigger Date"), directors may be removed, with or without cause, only by the affirmative vote of shares representing not less than 66 2/3 percent of the votes entitled to be cast by Voting Stock. Notwithstanding the foregoing, from and after the Second Trigger Date, directors of the Company may only be removed for cause, such removal to be by the affirmative vote of shares representing a majority of the votes entitled to be cast by Voting Stock. Unless the Board of Directors has made a determination that removal is in the best interests of the Company (in which case the following definition shall not apply), "cause" for removal of a director shall be deemed to exist only if (i) the director whose removal is proposed has been convicted, or when a director is granted immunity to testify when another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been found by the affirmative vote of a majority of the directors then in office at any regular or special meeting of the Board of Directors called for that purpose or by a court of competent jurisdiction to have been guilty of willful misconduct in the performance of his duties to the Company in a matter of substantial importance to the Company; or (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability as a director of the Company. Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of Preferred Stock are entitled to elect directors of the Company pursuant to the provisions applicable in the case of arrearages in the payment of dividends or other defaults contained in the resolution or resolutions of the Board of Directors providing for the establishment of any such series, any such director of the Company so elected may be removed in accordance with the provision of such resolution or resolutions.


  Advance Notice Procedures


     The By-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors, as well as for other stockholder proposals to be considered as annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by the Company not less than 90 nor more than 120 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. So long as DuPont owns shares representing 10 percent or more of the votes entitled to be cast by the Voting Stock, DuPont is exempt from the foregoing advance notice procedures for director nominations and shareholder proposals.


  Special Meetings


     The By-laws provide that, unless otherwise required by the Certificate of Incorporation, special meetings of stockholders may be called only by certain specified officers of the Company or by any officer at the request of the Board of Directors or a committee thereof; special meetings cannot be called by stockholders. The Certificate of Incorporation and the By-laws expressly deny stockholders the right to call special meetings after the Second Trigger Date. In addition, the Certificate of Incorporation and the By-laws provide that, prior to the Second Trigger Date, any action required or permitted to be taken by stockholders may be effected by written consent, but that after the Second Trigger Date, any such action may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent. No business other than that stated in the notice of such meeting may be transacted at any special meeting.


  Fair Price Provision


     The Certificate of Incorporation includes a "fair price" provision (the "Fair Price Provision") which prohibits certain Business Combinations (as defined below) with a Related Person (as defined below), unless (a) the holders of both classes of Common Stock receive in the Business Combination the same consideration as the other class and either (i) the same consideration in form and amount per share as the highest consideration paid by the Related Person in a tender or exchange offer in which the Related Person acquired at least 50 percent of either the outstanding stock of either the Class A Common Stock or the outstanding Class B Common Stock and which was consummated not more than one year prior to the Business Combination or the entering into of a definitive agreement for the Business Combination or (ii) not less in amount (as to cash) or fair market value (as to non-cash consideration) than the highest price paid or agreed to be paid by the Related Person for shares of Class A Common Stock, Class B Common Stock or Voting Stock in any transaction occurring not more than one year prior to the Business Combination that either resulted in the Related Person's beneficially owning 15 percent or more of the Class A Common Stock, Class B Voting Stock or Voting Stock or was effected at a time when the Related Person beneficially owned 15 percent or more of the Class A Common Stock, the Class B Common Stock or Voting Stock, in either case occurring not more than one year prior to the Business Combination, or (b) the transaction is approved by
(i) a majority of Continuing Directors (as defined below) or (ii) shares representing (x) not less than 66 2/3 percent of the votes entitled to be cast by the Voting Stock, (y) not less than 50.01 percent of the votes entitled to be cast by the Voting Stock not beneficially owned by the Related Person, and (z) from and after the First Trigger Date, a majority of the votes entitled to be cast by the holders of each class of Common Stock (excluding all shares beneficially owned by any Related Person), voting separately as a class; provided that, after the Second Trigger Date, the required approval percentages in clause (b)(ii) (x) and (y) increase to 80 percent and 66 2/3 percent, respectively. Such approvals are also required to amend the Fair Price Provisions. The Fair Price Provision will not be applicable at such time as all shares of Class B Common Stock have been converted into or exchanged for Class A Common Stock.



     Under the Fair Price Provision, a "Related Person" is any person (other than DuPont and its affiliates and associates) that beneficially owns 15 percent or more of the Class A Common Stock, Class B Common Stock, or the Voting Stock outstanding or is an affiliate of the Company and at any time within the preceding two-year period was the beneficial owner of 15 percent or more of the Class A Common Stock, Class B Common Stock, or the Voting Stock outstanding. The relevant "Business Combinations" involving the Company covered by the Fair Price Provision are (1) any merger, or consolidation of the Company or any subsidiary of the Company with or into a Related Person or an affiliate of a Related Person, (2) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company to a Related Person or an affiliate of a Related Person, (3) certain reclassifications, recapitalizations and other corporate actions requiring a stockholder vote that have the effect of increasing by more than one percent the proportionate share of Class A Common Stock, Class B Common Stock or Voting Stock beneficially owned by the Related Person or an affiliate of a Related Person and (4) a dissolution of the Company caused or proposed by a Related Person or an affiliate of a Related Person. A "Continuing Director" is a director who is unaffiliated with the Related Person and who was a director before the Related Person became a Related Person, and any successor of a Continuing Director who is unaffiliated with a Related Person and is recommended or nominated to succeed a Continuing Director by a majority of the Continuing Directors.


  Amendment


     Amendments of a number of the foregoing provisions, including Certificate of Incorporation and By-law provisions with respect to stockholder action by written consent, stockholder right to call special meetings, advance notice procedures, and board classification and removal provisions, require approval by shares representing not less than 66 2/3 percent of the votes entitled to be cast by the Voting Stock, voting together as a single class, and, after the Second Trigger Date, 80 percent of such votes; provided that after the First Trigger Date, if there are any shares of Class B Common Stock outstanding, approval by a majority of the votes entitled to be cast by the holders of each class of Common Stock, voting separately by class, is also required. The By-laws may also be amended by action of the Board of Directors.


  Rights Plan


     The Board of Directors currently expects to adopt a Share Purchase Rights Plan (the "Rights Plan") at or prior to the closing of the Offerings. Pursuant to the Rights Plan, the Board of Directors will cause to be issued one preferred share purchase right for each outstanding share of Class A Common Stock and Class B Common Stock (the "Class A Rights" and "Class B Rights," respectively; together, the "Rights"). Each Class A Right and each Class B Right will entitle the registered holder thereof to purchase from the Company one one-thousandth of
a share of the Junior Preferred Shares at a price of $          (the "Purchase
Price"), subject to adjustment. The description and terms of the Rights will be set forth in a rights agreement (the "Rights Agreement") between the Company and the designated rights agent (the "Rights Agent"). The description set forth below is intended as a summary only and is qualified in this entirety by reference to the form of the Rights Agreement, which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information."



     Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of (A) 15 percent or more of the outstanding Class A Common Stock, (B) 15 percent or more of the outstanding Class B Common Stock or (C) any combination of Class A Common Stock and Class B Common Stock representing 15 percent or more of the votes of all shares entitled to vote in the election of directors or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group of shares meeting the requirements set forth in (A), (B) or (C) above (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced by the certificates representing the Common Stock.

     The Rights Agreement will provide that, until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the respective Class A Common Stock and Class B Common Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), all shares of Common Stock which are issued will have associated Rights and the Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Class A Rights and Class B Rights (the "Class A Rights Certificates" and "Class B Rights Certificates", respectively; together, the "Rights Certificates") will be mailed to holders of record of the Class A Common Stock and the Class B Common Stock, respectively, as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on August 31, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as summarized below.


     In the event that any person or group of affiliated or associated persons become an Acquiring Person, proper provision shall be made so that each holder of a Class A Right and Class B Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Class A Common Stock and Class B Common Stock, respectively, having a Current Market Price (as defined in the Rights Agreement) of two times the exercise price of the Class A Right and Class B Right, respectively. In the event that the Company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a Current Market Price of two times the exercise price of the Right.



     At any time until the tenth business day following the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (meeting the requirements (A)-(C) set forth in the second paragraph of this summary of the Rights Plan), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.



     The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however that no amendment to lengthen a time period relating to when the Rights may be redeemed may be made at such time as the Rights are not redeemable. In addition, all amendments require the consent of DuPont, if DuPont holds 30 percent of voting power of the outstanding shares of Common Stock. In addition, no amendments to the definition of "Acquiring Person" can be made at any time without DuPont's consent, if DuPont holds 10 percent of voting power of the outstanding shares of Common Stock.


     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The number of outstanding Rights and the number of one-thousandths of a Junior Preferred Share issuable upon exercise of each Right will be subject to adjustment in the event of a stock split of the Class A Common Stock and Class B Common Stock or a stock dividend on the Class A Common Stock and Class B Common Stock payable in Class A Common Stock and Class B Common Stock, respectively, or subdivisions, consolidations or combinations of the Class A Common Stock and Class B Common Stock occurring, in any such case, prior to the Rights Distribution Date.



     The Purchase Price payable, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights will also be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares, (ii) upon the grant to holders of the Junior Preferred Shares of certain rights or warrants to subscribe for or purchase Junior Preferred Shares at a price, or securities convertible into Junior Preferred Shares with a conversion price, less than the then-current market price of the Junior Preferred Shares or (iii) upon the distribution to holders of the Junior Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above).


     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional Junior Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Junior Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Shares on the last trading day prior to the date of exercise.

     Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of Class A Common Stock and Class B Common Stock. Each Junior Preferred Share will have 1,000 votes voting together with the Class A Common Stock and Class B Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Class A Common Stock and Class B Common Stock are exchanged, each Junior Preferred Share will be entitled to receive 1,000 times the amount received per share of the Class A Common Stock and the Class B Common Stock. These rights are protected by customary anti-dilution provisions.

     Due to the nature of the Junior Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Class A Common Stock and Class B Common Stock.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 15 percent or more of the Class A Common Stock, Class B Common Stock or voting power of the outstanding shares of Common Stock since the Rights may be redeemed by the Company at the Redemption Price until such time.

     DuPont is excluded from the definition of "Acquiring Person" and therefore its ownership cannot trigger the distribution of rights under the Rights Plan.


CONTRACTUAL RELATIONS AMONG THE COMPANY, DUPONT AND CERTAIN RELATED ENTITIES



     The Certificate of Incorporation provides that, if certain disclosure conditions are satisfied and if fair as to the Company as of the time it is authorized, approved or ratified by the Board of Directors, by a committee thereof or by the stockholders, no contract, agreement, arrangement or transaction between (a) the Company and DuPont, (b) the Company and one or more of the directors or officers of the Company, DuPont or a

Related Entity (as defined below) or (c) the Company and any Related Entity will be void or voidable solely because DuPont, any Related Entity or any one or more of the officers or directors of the Company, DuPont or any Related Entity are parties thereto (or solely because any such directors or officers are present at or participate in the meeting of the Board of Directors or committee thereof that authorizes the contract, agreement, arrangement or transaction or solely because his or their votes are counted for such purpose), and DuPont, any Related Entity and such directors and officers (a) will have fully satisfied and fulfilled their fiduciary duties to the Company and its stockholders with respect thereto, (b) will not be liable to the Company or its stockholders for any breach of fiduciary duty by reason of the entering into, performance or consummation of any such contract, agreement, arrangement or transaction, (c) will be deemed to have acted in good faith and in a manner such persons reasonably believe to be in and not opposed to the best interests of the Company and (d) will be deemed not to have breached their duties of loyalty to the Company and its stockholders and not to have derived an improper personal benefit therefrom. A "Related Entity" is a corporation, partnership, association or other organization in which one or more of the Company's directors have a financial interest.


DELAWARE BUSINESS COMBINATION STATUTE


     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including in general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3 percent of the outstanding voting stock not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person. DuPont and its affiliates, however, are excluded from the definition of "interested stockholder" under the terms of Section 203. Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203.


LIMITATIONS ON DIRECTORS' LIABILITY


     The Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases as provided in Section 174 of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. The Company's By-laws provide for indemnification of directors and officers to the maximum extent permitted by Delaware law.

LISTING


     The Class A Common Stock has been approved for listing on the New York Stock Exchange under the symbol "CLL," subject to official notice of issuance.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offerings, the Company will have      shares of
Class A Common Stock and      shares of Class B Common Stock outstanding,
without taking into account any outstanding options or options which may be granted following the closing of the Offerings. Of these shares, the shares sold in the Offerings will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), unless they are sold by persons deemed to be "affiliates" of the Company or acting as "underwriters" as those terms are defined in Rule 144 under the Securities Act. Shares purchased by affiliates of the Company may generally be sold in compliance with the volume limitation, availability of public information, manner of sale and notice of sale requirements of Rule 144.

     The      shares of Common Stock that will continue to be owned by DuPont will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act or unless an exemption from registration is available, including the exemptions contained in Rule 144 and Rule 144A under the Securities Act.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on the NYSE during the four calendar weeks immediately preceding such sale, provided that the seller files a Form 144 with respect to such sale, and complies with certain requirements concerning availability of public information and manner of sale. In addition, under Rule 144(k), a person who is not an affiliate of the Company, and who has not been an affiliate of the Company at any time during the 90 days preceding any sale, would be entitled to sell restricted shares without regard to the limitations described above, provided that the restricted shares have been beneficially owned for at least two years. In addition, DuPont would be permitted to sell its existing shares of stock to qualified institutional buyers pursuant to the provisions of Rule 144A.

     Each of the Company and DuPont, and certain senior officers of the Company, has agreed not to sell or otherwise dispose of any shares of the Common Stock
held by them for   and   days, respectively, after the date of this Prospectus
without the prior written consent of Morgan Stanley & Co. Incorporated, subject to certain exceptions. See "Underwriters."

     An aggregate of   shares of Class A Common Stock are reserved for issuance
to directors, executives, consultants and employees of the Company pursuant to the 1998 Stock and Performance Incentive Plan (the "Plan"), the 1998 Key Employee Stock Performance Plan (the "1998 Plan"), the Deferred Compensation Plan for Non-employee Directors (the "Deferred Compensation Plan") and the Global Stock Performance Sharing Plan (the "Global Plan"). The Company intends to file a registration statement on Form S-8 covering the issuance of shares of Class A Common Stock pursuant to the Plan, the 1998 Plan, the Deferred Compensation Plan and the Global Plan. Accordingly, shares issues pursuant to the Plan, the 1998 Plan, the Deferred Compensation Plan and the Global Plan will be freely tradeable, subject to the restrictions on resale on affiliates by Rule 144.

     DuPont has advised the Company that it expects to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. The Company is unable to estimate the amount, timing or nature of future sales of outstanding Common Stock. Prior to the Offerings, there has been no market for the Class A Common Stock, and no precise predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market may have an adverse effect on the market price thereof. See "Risk
Factors -- Adverse Effect on Market Price Due to Shares Eligible for Future
Sale."

           CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

                  FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK


     The following is a general summary of certain material United States federal income and estate tax consequences of the purchase, ownership, and sale or other taxable disposition of the Class A Common Stock by any person or entity other than (a) a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and (c) a person or entity otherwise subject to United States federal income taxation on income from sources outside the United States (a "non-U.S. Holder"). This summary does not address all tax considerations that may be relevant to non-U.S. Holders in light of their particular circumstances or to certain non-U.S. Holders that may be subject to special treatment under United States federal income or estate tax laws. This summary is based upon the Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial decisions, all of which are subject to change, possibly with retroactive effect. In addition, this summary does not address the effect of any state, local or foreign tax laws. Each prospective purchaser of Class A Common Stock should consult its tax advisor with respect to the tax consequences of purchasing, owning and disposing of the Class A Common Stock.


DIVIDENDS

     Dividends paid to a non-U.S. Holder of Class A Common Stock generally will be subject to a withholding of United States federal income tax at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty) unless (i) the dividend is effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States or (ii) if a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. Holder, in which cases the dividend will be taxed at ordinary federal income tax rates. If the non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax." A non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding described above.

SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK

     A non-U.S. Holder generally will not be subject to United States federal income tax in respect of any gain recognized on the sale or other taxable disposition of Class A Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States, (ii) in the case of a non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other tests are met, (iii) the non-U.S. Holder is subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates or (iv) the Company is or has been during certain periods preceding the disposition a "United States real property holding corporation" for United States federal income tax purposes and certain other requirements are met. The Company may be, or may subsequently become, a United States real property holding corporation for United States federal income tax purposes because of its ownership of substantial real property in the United States. If the Company were to be treated as a United States real property holding corporation at any time during the five-year period preceding the disposition by a non-U.S. Holder of Class A Common Stock, then any such non-U.S. Holder who has held, directly or indirectly, more than five percent of the Class A Common Stock during such five-year period will be subject to United States federal income taxation on any gain realized from the disposition of such stock, unless an exemption is provided under an applicable treaty.

ESTATE TAX

     Class A Common Stock owned or treated as owned by an individual non-U.S. Holder at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Dividends. United States backup withholding tax generally will not apply to dividends paid on the Class A Common Stock that are subject to the 30 percent or reduced treaty rate of U.S. withholding tax previously discussed. The Company must report annually to the Internal Revenue Service and to each non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was withheld. This information may also be made available to the tax authorities in the non-U.S. Holder's country of residence.

     Sale or Other Disposition of Common Stock. Upon the sale or other taxable disposition of Class A Common Stock by a non-U.S. Holder to or through a U.S. office of a broker, the broker must backup withhold at a rate of 31 percent and report the sale to the Internal Revenue Service, unless the holder certifies its non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other taxable disposition of Class A Common Stock by a non-U.S. Holder to or through the foreign office of a United States broker, or a foreign broker with a certain relationship to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. Holder and/or certain other conditions are met or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules generally are allowable as a refund or credit against a non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service on a timely basis.

     The U.S. Treasury Department has issued regulations generally effective for payments made after December 31, 1999 that will affect the procedures to be followed by a non-U.S. Holder in establishing such holder's status as a non-U.S. Holder for purposes of the withholding, backup withholding and information reporting rules described herein. The regulations eliminate the general prior legal presumption that dividends paid to an address in a foreign country are paid to a resident of that country. In addition, the regulations impose certain certification and documentation requirements on non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty or otherwise claiming a reduction of, or exemption from, the withholding obligation described above. To qualify for exemption from backup withholding and information reporting under the regulations, a non-U.S. Holder may be required to furnish a new certification of foreign status. Prospective investors should consult their tax advisors concerning the effect of such regulations on an investment in the Class A Common Stock.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), each of the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Smith Barney Inc., BT Alex. Brown Incorporated and Schroder & Co. Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International, Merrill Lynch International Limited, J.P. Morgan Securities Ltd., Smith Barney Inc., BT Alex. Brown International and J. Henry Schroder & Co. Limited are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite their respective names below:

                                                               NUMBER OF
                            NAME                                SHARES
                            ----                               ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Credit Suisse First Boston Corporation....................
  Goldman, Sachs & Co. .....................................
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated................................
  J.P. Morgan Securities Inc. ..............................
  Smith Barney Inc. ........................................
  BT Alex. Brown Incorporated...............................
  Schroder & Co. Inc. ......................................

       Subtotal.............................................
                                                               --------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Credit Suisse First Boston (Europe) Limited...............
  Goldman Sachs International...............................
  Merrill Lynch International Limited.......................
  J.P. Morgan Securities Ltd. ..............................
  Smith Barney Inc. ........................................
  BT Alex. Brown International, a division of Bankers Trust
     International, PLC.....................................
  J. Henry Schroder & Co. Limited...........................

       Subtotal.............................................
                                                               --------
          Total.............................................
                                                               ========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representation and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between the U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing, or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of Class A Common Stock to be purchased by the Underwriters are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold will be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the Closing Date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the

Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will \only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise be lawfully issued or passed on.


     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$     per share under the public offering price. Any Underwriter may allow, and
such dealers may reallow, a concession not in excess of $     per share to other
Underwriters or to certain dealers. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the Representatives.


     The U.S. Underwriters have been granted an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional Shares at the price to public set forth on the cover page hereof, less underwriting discounts and commissions. The additional shares to be provided under this option may be provided by the Company, DuPont or a combination of the two. The actual option granted by the Company and/or DuPont will be described in the final prospectus. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.


     The Underwriters have informed the Company that they do not intend for sales to discretionary accounts to exceed five percent of the aggregate number of shares of Class A Common Stock offered by them.


     The Class A Common Stock has been approved for listing on the NYSE under the trading symbol "CLL," subject to official notice of issuance. In order to meet the requirements for listing the Class A Common Stock on the New York Stock Exchange, the Underwriters have undertaken to meet the New York Stock Exchange's minimum distribution, issuance and aggregate market value requirements.


     At the request of the Company, the Underwriters have reserved for sale, at
the initial offering price, up to approximately           shares offered hereby
for directors, officers and employees of the Company and certain other persons designated by the Board of Directors. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company and DuPont have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will
not, during the period ending    days after the date of this Prospectus (the
"Lock-up Period"), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock whether any such transaction described in clause (i) or (ii) above is settled by delivery of Common Stock, or such other securities, in cash or otherwise. Certain senior officers of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not,
during the period ending   days after the date of this Prospectus and subject to
certain exceptions, engage in a transaction described in clause (i) or (ii) above. The restrictions described in this paragraph do not apply to (x) the sale of Common Stock to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion or issuance upon cancellation of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing, or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering. The restrictions on the Company are subject to exceptions for the issuance of Company Stock Options and Common Stock pursuant to existing employee benefit plans.


     In order to facilitate the Offerings, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Offerings, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Class A Common Stock in the Offerings, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, the Underwriters and certain of their affiliates have provided, and continue to provide, investment banking services and trading services to DuPont and the Company, for which they receive customary fees.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERINGS

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between DuPont and the Company on the one hand and the U.S. Representatives on the other hand. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings, and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock being offered hereby will be passed upon for the Company by R.A. Harrington, Senior Vice President, Legal, and General Counsel, and for the Company and DuPont by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed on for the Underwriters by Cravath, Swaine & Moore, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has in the past and continues to represent DuPont in connection with various matters, including the Separation. Cravath, Swaine & Moore has in the past and continues to represent DuPont in connection with various matters not related to the Separation or the Offerings. Baker & Botts, L.L.P., Houston, Texas, is representing the Company in connection with certain aspects of the Separation.

                                    EXPERTS

     The combined financial statements as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The summary letter report of DeGolyer and MacNaughton, independent petroleum engineering consultants, a copy of which appears as Annex A hereto, has been included herein in reliance upon the authority of that firm as experts in estimating proved oil and gas reserves.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1, including all amendments and supplements thereto (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are summaries of material terms of such contract, agreement or other document and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov. The Company's periodic reports, proxy statements and other information filed by the Company with the Commission can also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information, in each case prepared in accordance with generally accepted accounting principles.

                                     CONOCO

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Audited Combined Financial Statements
  Report of Independent Accountants.........................   F-2
  Combined Statement of Income -- Years Ended December 31,
     1995, 1996 and 1997....................................   F-3
  Combined Balance Sheet -- at December 31, 1996 and 1997...   F-4
  Combined Statement of Cash Flows -- Years Ended December
     31, 1995, 1996 and 1997................................   F-5
  Combined Statement of Owner's Net Investment and
     Accumulated Other Comprehensive Loss -- Years Ended
     December 31, 1995, 1996 and 1997.......................   F-6
  Notes to Combined Financial Statements....................   F-7
Unaudited Financial Information
  Supplemental Petroleum Data...............................  F-31
  Combined Quarterly Financial Data -- 1996 and 1997........  F-37
Unaudited Interim Combined Financial Statements
  Interim Combined Statement of Income -- Six Months Ended
     June 30, 1997 and 1998.................................  F-38
  Interim Combined Balance Sheet -- at December 31, 1997 and
     June 30, 1998..........................................  F-39
  Interim Combined Statement of Cash Flows -- Six Months
     Ended June 30, 1997 and 1998...........................  F-40
  Notes to Interim Combined Financial Statements............  F-41

     Certain supplementary financial statement schedules have been omitted because the information required to be set forth therein is either not applicable or is shown in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of E. I. du Pont de Nemours and Company


     In our opinion, the accompanying combined balance sheets and the related combined statements of income, of cash flows and of owner's net investment and accumulated other comprehensive loss appearing on pages F-3 through F-30 of this Registration Statement on Form S-1 present fairly, in all material respects, the financial position of Conoco, the petroleum business of E. I. du Pont de Nemours and Company, at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

Houston, Texas
July 24, 1998

                              FINANCIAL STATEMENTS

                                     CONOCO

                     COMBINED STATEMENT OF INCOME (NOTE 1)

                                                                       YEAR ENDED DECEMBER 31
                                                              -----------------------------------------
                                                                 1995           1996           1997
                                                              -----------    -----------    -----------
                                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
Revenues
  Sales and Other Operating Revenues*.......................    $20,328        $24,230        $25,796
  Other Income (Note 4).....................................        190            186            467
                                                                -------        -------        -------
          Total Revenues....................................     20,518         24,416         26,263
                                                                -------        -------        -------
Costs and Expenses
  Cost of Goods Sold and Other Operating Expenses...........     11,146         14,560         16,226
  Selling, General and Administrative Expenses..............        728            755            726
  Exploration Expenses......................................        331            404            457
  Depreciation, Depletion and Amortization..................      1,067          1,085          1,179
  Taxes Other Than on Income* (Note 5)......................      5,823          5,637          5,532
  Interest and Debt Expense (Note 6)........................         74             74             36
                                                                -------        -------        -------
          Total Costs and Expenses..........................     19,169         22,515         24,156
                                                                -------        -------        -------
Income Before Income Taxes..................................      1,349          1,901          2,107
Provision for Income Taxes (Note 7).........................        774          1,038          1,010
                                                                -------        -------        -------
Net Income..................................................    $   575        $   863        $ 1,097
                                                                =======        =======        =======
Unaudited Pro Forma Earnings Per Share (Note 2)
  Basic.....................................................
  Diluted...................................................
Unaudited Pro Forma Weighted Average Shares Outstanding
  (Note 2)..................................................
  Basic.....................................................
  Diluted...................................................
---------------
*Includes petroleum excise taxes............................    $ 5,655        $ 5,461        $ 5,349

            See accompanying Notes to Combined Financial Statements

                              FINANCIAL STATEMENTS

                                     CONOCO

                        COMBINED BALANCE SHEET (NOTE 1)

                                     ASSETS

                                                                   DECEMBER 31
                                                              ---------------------
                                                               1996          1997
                                                              -------      --------
                                                              (DOLLARS IN MILLIONS)
Current Assets
  Cash and Cash Equivalents.................................  $   846      $  1,147
  Marketable Securities.....................................        7             7
  Accounts and Notes Receivable (Note 8)....................    1,494         1,497
  Notes Receivable -- Related Parties (Note 3)..............      322           490
  Inventories (Note 9)......................................      806           830
  Prepaid Expenses..........................................      183           236
                                                              -------      --------
         Total Current Assets...............................    3,658         4,207
Property, Plant and Equipment (Note 10).....................   19,981        21,229
Less: Accumulated Depreciation, Depletion and
  Amortization..............................................   (9,899)      (10,401)
                                                              -------      --------
Net Property, Plant and Equipment...........................   10,082        10,828
                                                              -------      --------
Investment in Affiliates (Note 11)..........................      703         1,085
Long-Term Notes Receivable -- Related Parties (Note 3)......        9           450
Other Assets (Note 12)......................................      774           492
                                                              -------      --------
         Total..............................................  $15,226      $ 17,062
                                                              =======      ========

  LIABILITIES AND OWNER'S NET INVESTMENT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Current Liabilities
  Accounts Payable (Note 13)................................  $ 1,025      $  1,090
  Short-Term Borrowings -- Related Parties (Note 3).........      176           644
  Other Short-Term Borrowings and Capital Lease Obligations
    (Note 14)...............................................       32            72
  Income Taxes (Note 7).....................................      453           545
  Other Accrued Liabilities (Note 15).......................    1,110         1,289
                                                              -------      --------
         Total Current Liabilities..........................    2,796         3,640
Long-Term Borrowings -- Related Parties (Note 3)............    2,287         1,450
Other Long-Term Borrowings and Capital Lease Obligations
  (Note 16).................................................      101           106
Deferred Income Taxes (Note 7)..............................    1,767         1,739
Other Liabilities and Deferred Credits (Note 17)............    1,390         1,922
                                                              -------      --------
         Total Liabilities..................................    8,341         8,857
                                                              -------      --------
Commitments and Contingent Liabilities (Note 25)
Minority Interests (Note 18)................................      306           309
Owner's Net Investment......................................    6,636         8,087
Accumulated Other Comprehensive Loss (Note 19)
  Minimum Pension Liability Adjustment......................      (18)          (31)
  Accumulated Foreign Currency Translation Adjustment.......      (39)         (160)
                                                              -------      --------
         Total Accumulated Other Comprehensive Loss.........      (57)         (191)
                                                              -------      --------
         Total Owner's Net Investment and Accumulated Other
          Comprehensive Loss................................    6,579         7,896
                                                              -------      --------
         Total..............................................  $15,226      $ 17,062
                                                              =======      ========

            See accompanying Notes to Combined Financial Statements

                              FINANCIAL STATEMENTS

                                     CONOCO

                   COMBINED STATEMENT OF CASH FLOWS (NOTE 1)

                                                                YEAR ENDED DECEMBER 31
                                                              ---------------------------
                                                               1995      1996      1997
                                                              -------   -------   -------
                                                                 (DOLLARS IN MILLIONS)
Cash Provided by Operations
  Net Income................................................  $   575   $   863   $ 1,097
  Adjustments to Reconcile Net Income to Cash Provided by
     Operations:
     Depreciation, Depletion and Amortization...............    1,067     1,085     1,179
     Dry Hole Costs and Impairment of Unproved Properties...      121       137       169
     Deferred Income Taxes (Note 7).........................      133        10        16
     Income Applicable to Minority Interests................        1        19        24
     Other Noncash Charges and Credits -- Net...............       20        66      (271)
     Decrease (Increase) in Operating Assets:
       Accounts and Notes Receivable........................      (39)     (280)      127
       Inventories..........................................       57        22       (79)
       Other Operating Assets...............................       38        10       (96)
     Increase (Decrease) in Operating Liabilities:
       Accounts Payable and Other Operating Liabilities.....       (3)      362       622
       Accrued Interest and Income Taxes (Notes 6 and 7)....      (46)      102        88
                                                              -------   -------   -------
          Cash Provided by Operations.......................    1,924     2,396     2,876
                                                              -------   -------   -------
Investment Activities (Note 21)
  Purchases of Property, Plant and Equipment................   (1,714)   (1,616)   (2,644)
  Investments in Affiliates.................................     (116)     (326)     (339)
  Proceeds from Sales of Assets and Subsidiaries............      244       328       565
  Net Decrease (Increase) in Short-Term Financial
     Instruments............................................      (91)      (33)      381
                                                              -------   -------   -------
          Cash Used for Investment Activities...............   (1,677)   (1,647)   (2,037)
                                                              -------   -------   -------
Financing Activities
  Short-Term Borrowings -- Receipts.........................       63        --        24
                           -- Payments......................      (70)      (90)       (2)
  Other Long-Term Borrowings -- Receipts....................       25        38        33
                                  -- Payments...............     (311)       (1)       (3)
  Transactions with Related Parties:
     Notes Receivable -- Receipts...........................    1,678       402         9
                        -- Payments.........................     (203)       (9)     (617)
     Borrowings -- Receipts.................................      885       706       413
                 -- Payments................................   (1,286)     (520)     (695)
     Net Cash Contribution From (To) Owner..................   (1,094)     (993)      360
  Increase (Decrease) in Minority Interests (Note 18).......       --       280       (21)
                                                              -------   -------   -------
          Cash Used for Financing Activities................     (313)     (187)     (499)
                                                              -------   -------   -------
Effect of Exchange Rate Changes on Cash.....................       33        (2)      (39)
                                                              -------   -------   -------
Increase (Decrease) in Cash and Cash Equivalents............      (33)      560       301
Cash and Cash Equivalents at Beginning of Year..............      319       286       846
                                                              -------   -------   -------
Cash and Cash Equivalents at End of Year....................  $   286   $   846   $ 1,147
                                                              =======   =======   =======

            See accompanying Notes to Combined Financial Statements

                              FINANCIAL STATEMENTS

                                     CONOCO

                COMBINED STATEMENT OF OWNER'S NET INVESTMENT AND
             ACCUMULATED OTHER COMPREHENSIVE LOSS (NOTES 1 AND 19)

                                                                          ACCUMULATED OTHER
                                            OWNER'S NET   COMPREHENSIVE     COMPREHENSIVE
                                            INVESTMENT       INCOME         INCOME (LOSS)      TOTAL
                                            -----------   -------------   -----------------   -------
                                                              (DOLLARS IN MILLIONS)
Years Ended December 31, 1995, 1996 and 1997
Balance January 1, 1995...................    $ 7,281                           $  (6)        $ 7,275
Comprehensive Income
  Net Income..............................        575        $  575                               575
  Other Comprehensive Income (Loss):
     Minimum Pension Liability
       Adjustment.........................                       (2)               (2)             (2)
                                                             ------
          Comprehensive Income............                   $  573
                                                             ======
Net Cash Contribution To Owner............     (1,094)                                         (1,094)
                                              -------                           -----         -------
Balance December 31, 1995.................      6,762                              (8)          6,754
Comprehensive Income
  Net Income..............................        863        $  863                               863
  Other Comprehensive Income (Loss):
     Minimum Pension Liability
       Adjustment.........................                      (10)
     Foreign Currency Translation
       Adjustment.........................                      (39)
                                                             ------
       Other Comprehensive Loss...........                      (49)              (49)            (49)
                                                             ------
          Comprehensive Income............                   $  814
                                                             ======
Net Cash Contribution To Owner............       (993)                                           (993)
Other Transfers From Owner................          4                                               4
                                              -------                           -----         -------
Balance December 31, 1996.................      6,636                             (57)          6,579
Comprehensive Income
  Net Income..............................      1,097        $1,097                             1,097
  Other Comprehensive Income (Loss):
     Minimum Pension Liability
       Adjustment.........................                      (13)
     Foreign Currency Translation
       Adjustment.........................                     (121)
                                                             ------
       Other Comprehensive Loss...........                     (134)             (134)           (134)
                                                             ------
          Comprehensive Income............                   $  963
                                                             ======
Net Cash Contribution From Owner..........        360                                             360
Other Transfers To Owner..................         (6)                                             (6)
                                              -------                           -----         -------
Balance December 31, 1997.................    $ 8,087                           $(191)        $ 7,896
                                              =======                           =====         =======

            See accompanying Notes to Combined Financial Statements

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

1. BASIS OF PRESENTATION

     On May 11, 1998, E. I. du Pont de Nemours and Company ("DuPont") announced its intention to offer in an initial public offering a portion of its interest in the common stock of Conoco Inc., a wholly owned energy subsidiary. This initial public offering is DuPont's first step in the planned divestiture of its entire Petroleum business.

     Throughout the period covered by the Combined Financial Statements, operations were conducted by Conoco Inc., subsidiaries of Conoco Inc. and, in some cases, subsidiaries of DuPont. These operations are collectively referred to herein as the "Company" or "Conoco". Certain subsidiaries and, in some cases, assets, liabilities, and related operations not currently owned by Conoco will be transferred to Conoco.

     Conoco is an integrated, global energy company with two principal business segments. The Upstream segment includes the exploration for, development, production and sale of crude oil, natural gas and natural gas liquids. The Downstream segment includes the refining of crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products, and transporting, distributing and marketing petroleum products. Corporate and Other activities include general corporate expenses, financing costs and other nonoperating items, and results for electric power and related-party insurance operations.

     The accompanying Combined Financial Statements are presented on a carve-out basis and include the historical operations of both entities owned by Conoco and operations to be transferred to Conoco by DuPont. In this context, no direct ownership relationship existed among all the various units comprising Conoco; accordingly, DuPont and its subsidiaries' net investment in Conoco ("Owner's Net Investment") is shown in lieu of Stockholder's Equity in the Combined Financial Statements. The Combined Financial Statements included herein have been prepared from DuPont's historical accounting records.

     Certain international assets relating primarily to the business of DuPont may be held by the Company or its subsidiaries at the closing of the Offerings pending receipt of consents or other approval or satisfaction of other applicable foreign requirements necessary for the transfer of such assets to DuPont. In addition, certain international assets relating primarily to the business of the Company may be held by DuPont or other of its subsidiaries at the closing of the Offerings pending receipt of consents or approvals or satisfaction of other applicable foreign requirements necessary for the transfer of such assets to the Company. Additionally, there are certain subsidiaries of DuPont which will not be owned by the Company as of the closing of the Offerings and which DuPont will not thereafter be obligated to transfer to the Company. DuPont and the Company intend to negotiate for the sale of such subsidiaries within the six months following the closing of the Offerings at a purchase price equal to their then fair market value. DuPont and the Company estimate that the fair market value of such subsidiaries at July, 1998 is approximately $20 million and cannot predict at what price any such sale may occur. All of the above subsidiaries, which are immaterial to total assets and results of operations of the Company, have been included in the Combined Financial Statements.

     The Combined Statement of Income includes all revenues and costs directly attributable to Conoco, including costs for facilities, functions and services used by Conoco at shared sites and costs for certain functions and services performed by centralized DuPont organizations and directly charged to Conoco based on usage. In addition, services performed by Conoco on DuPont's behalf are directly charged to DuPont. The results of operations also include allocations of DuPont's general corporate expenses.

     All charges and allocations of cost for facilities, functions and services performed by DuPont organizations for Conoco have been deemed to have been paid by Conoco to DuPont, in cash, in the period in which the cost was recorded in the Combined Financial Statements. Allocations of current income taxes receivable or payable are deemed to have been remitted, in cash, by or to DuPont in the period the related income taxes were recorded.

     All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

not necessarily indicative of the costs and expenses that would have resulted if Conoco had been operated as a separate entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Conoco observes the generally accepted accounting principles described below.

BASIS OF COMBINATION

     The accounts of wholly owned and majority-owned subsidiaries are included in the Combined Financial Statements. The equity method is used to account for investments in corporate entities, partnerships, and limited liability companies in which the Company exerts significant influence, generally having a 20-50% ownership interest. Undivided interests in oil and gas joint ventures and transportation assets are combined on a pro rata basis. Other investments, excluding marketable securities, are generally carried at cost.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

CASH EQUIVALENTS

     Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value.

INVENTORIES

     Inventories are carried at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) method for inventories of crude oil and petroleum products. Cost for remaining inventories, principally materials and supplies, is generally determined by the average cost method. Market is determined on a regional basis and any lower of cost or market write-down is recorded as a permanent adjustment to the cost of inventory.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

     PP&E is carried at cost. Depreciation of PP&E, other than oil and gas properties, is generally computed on a straight-line basis over the estimated economic lives of the facilities, which for major assets range from 14 to 25 years. When assets that are part of a composite group are retired, sold, abandoned or otherwise disposed of, the cost, net of sales proceeds or salvage value, is charged against accumulated depreciation, depletion and amortization. Where depreciation is accumulated for specific assets, gains or losses on disposal are included in period income.

     Maintenance and repairs are charged to expense; replacements and improvements are capitalized.

OIL AND GAS PROPERTIES

     The Company follows the successful efforts method of accounting, under which the costs of property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. The costs of producing properties are amortized at the field level on a unit-of-production method.

     Unproved properties which are individually significant are periodically assessed for impairment, whereas the impairment of individually insignificant properties is provided by amortizing the costs based on past

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

experience and the estimated holding period. Exploratory well costs are expensed in the period the well is determined to be unsuccessful. All other exploration costs, including geological and geophysical costs, production costs, and overhead costs are expensed in the period incurred.

     The estimated costs of dismantlement and removal of oil and gas related facilities are recognized over the properties' productive lives using the unit-of-production method.

IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written down to current fair value through additional amortization or depreciation provisions. Fair value is generally determined from estimated discounted future net cash flows.

ENVIRONMENTAL COSTS

     Environmental expenditures are expensed or capitalized, as appropriate, depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations, and that do not have future economic benefit, are expensed. Liabilities related to these future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and the costs can be reasonably estimated.

INCOME TAXES


     As Conoco is included in the DuPont consolidated tax return, the provision for income taxes has been determined using the loss benefit method of the asset and liability approach of accounting for income taxes. Under the loss benefit method, the current tax provision or benefit is allocated based on the amount expected to be paid or received from the consolidated group and benefits of losses and credit carryforwards are recorded when such benefits are expected to be realized by members of the consolidated group. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. The pro forma effect to the Statement of Income of reflecting the provision for income taxes on a separate return basis is not material.


     Deferred taxes result from differences between the financial and tax bases of the company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by the consolidated group.

     Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except in cases in which earnings are deemed to be permanently invested.

FOREIGN CURRENCY TRANSLATION

     Through December 31, 1995, the company had determined that the United States dollar was the "functional currency" of its worldwide operations. For subsidiaries where the United States dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into United States dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts which are remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in current period income.

     Effective January 1, 1996, local currency was adopted as the functional currency for the Company's integrated Western European petroleum operations to properly reflect changed circumstances in the primary economic environment in which these subsidiaries operate. For subsidiaries whose functional currency is the

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

local currency, assets and liabilities denominated in local currency are translated into United States dollars at end-of-period exchange rates, and the resultant translation adjustment is disclosed in the Combined Balance Sheet. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into United States dollars, and the resultant exchange gains or losses, together with their related tax effects, are included in income in the period in which they occur. Income and expenses are translated into United States dollars at average exchange rates in effect during the period.

COMMODITY HEDGING AND TRADING ACTIVITIES

     The Company enters into energy-related futures, forwards, swaps, and options in various markets to balance its physical systems, to meet customer needs, and to manage its exposure to price fluctuations on anticipated crude oil, natural gas, refined product and electric power transactions.

     Under the Company's policy, hedging includes only those transactions that offset physical positions and reduce overall exposure to prevailing market price risk. Trading is defined as any transaction that does not meet the definition of hedging.

     Gains and losses on hedging contracts are deferred and included in the measurement of the related transaction. Changes in market values of trading contracts are reflected in income in the period the change occurs.

     In the event a derivative designated as a hedge is terminated prior to the maturation of the hedged transaction, gains or losses realized at termination are deferred and included in the measurement of the hedged transaction. If a hedged transaction matures, is sold, extinguished or terminated prior to the maturity of a derivative designated as a hedge of such transaction, gains or losses associated with the derivative through the date the transaction matured are included in the measurement of the hedged transaction and the derivative is reclassified as for trading purposes. Derivatives designated as a hedge of an anticipated transaction are reclassified as for trading purposes if the anticipated transaction is no longer likely to occur.

     In the Combined Statement of Cash Flows, the Company reports the cash flows resulting from its hedging activities in the same category as the related item that is being hedged.

EARNINGS PER SHARE

     The Company's historical capital structure is not indicative of its prospective structure since no direct ownership relationship existed among all the various units comprising Conoco. Accordingly, historical earnings per share has not been presented in the Combined Financial Statements.


     Unaudited pro forma basic earnings per share includes the shares of both the Class A and the Class B common shares deemed to be outstanding as of the date of the Offerings. Unaudited pro forma diluted earnings per share includes the dilutive effect of the Conoco stock options (see Note 20 to the Combined Financial Statements), applying the treasury stock method, which are expected to be issued upon cancellation of outstanding DuPont stock options, using the anticipated weighted-average exercise price of the outstanding options and the anticipated initial public offering price. In accordance with SEC Staff Accounting Bulletin No. 98, pro forma basic and diluted earnings per share have been presented for the most recent annual and subsequent interim periods only.


RECENT ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The accompanying financial statements reflect application of the provisions of Statement No. 130. The Company is required to adopt Statement No. 131 for the 1998 annual report and disclose segment information on the same basis used internally for evaluating segment performance and deciding how

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

to allocate resources to segments. The Company is currently assessing the effect of Statement No. 131; however, its adoption will have no financial impact on the Company.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosure About Pension and Other Postretirement Benefits," that revised disclosure requirements for pension and other postretirement benefits. It does not affect the measurement of the expense of the Company's pension and other postretirement benefits. The Company is required to adopt this Statement for the 1998 annual report and is currently assessing the effect of the new disclosure.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company is required to adopt this Statement by the first quarter of 2000 and is currently assessing the effect of the new standard.

     Statement No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

     Under Statement No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change.

3. RELATED PARTY TRANSACTIONS

     The Combined Financial Statements include significant transactions with DuPont involving services (such as cash management, other financial services, purchasing, legal, computer and corporate aviation) and general corporate expenses that were provided between Conoco and centralized DuPont organizations. The costs of services have been directly charged or allocated between Conoco and DuPont using methods management believes are reasonable. These methods include negotiated usage rates, dedicated asset assignment, and proportionate corporate formulas involving assets, revenues, and employees. Such charges and allocations are not necessarily indicative of what would have been incurred if Conoco had been a separate entity.

     Amounts charged and allocated to Conoco for these services were $103, $101 and $125 for the years 1995, 1996 and 1997, respectively, and are principally included in Selling, General and Administrative Expenses. Conoco provided DuPont services such as computer, legal and purchasing, as well as certain technical and plant operating services, which amounted to $66, $66 and $62 in 1995, 1996 and 1997, respectively. These charges to DuPont were treated as reductions of Cost of Goods Sold and Other Operating Expenses and Selling, General and Administrative Expenses.

     Interest expense charged by DuPont was $154, $143 and $124 for the years 1995, 1996 and 1997, respectively, and reflects market-based rates. A portion of this and other interest and debt expense was capitalized as cost associated with major construction projects. Interest income from DuPont was $47, $57 and $11 for the same years and also reflects market-based rates.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Sales and Other Operating Revenues include sales of products from Conoco to DuPont, principally natural gas and gas liquids to supply several DuPont plant sites. These sales totaled $278, $413 and $420 for the years 1995, 1996 and 1997, respectively. Also included are revenues from insurance premiums charged to DuPont for property and casualty coverage outside the United States. These revenues totaled $20, $21 and $22 for the years 1995, 1996 and 1997, respectively. Purchases of products from DuPont during these periods were not material.

     These intercompany arrangements between DuPont and Conoco will continue after the Offerings under transition service agreements or other long-term agreements. It is not anticipated that a change, if any, in these costs and revenues would have a material effect on the company's results of operations or combined financial position.

     Accounts and Notes Receivable include amounts due from DuPont of $110 and $79 at December 31, 1996 and 1997, respectively, representing current month balances of transactions between Conoco and DuPont, mainly product sales, net interest on borrowings, and certain charges billed annually. Accounts Payable include amounts due DuPont of $5 and $4 at December 31, 1996 and 1997, respectively.

     Amounts representing notes receivable or borrowings from DuPont, including its subsidiary organizations, are identified for related parties and presented separately in the Combined Balance Sheet. The current portion of Notes Receivable represents the accumulation of a variety of cash transfers and operating transactions with DuPont. These balances are generally interest bearing and represent net amounts of cash transferred for funding and cash management purposes and amounts charged between the companies for certain product and service purchases and asset transfers. The long-term portion of Notes Receivable and amounts shown for Short-Term and Long-Term Borrowings represent borrowings between Conoco and DuPont with established due dates at market-based interest rates, except for certain short-term non-interest bearing borrowings due DuPont of $168 and $492 at December 31, 1996 and 1997, respectively. At December 31, 1997, the long-term portion of borrowings from related parties totaled $1,450 and reflected a weighted average interest rate of
6.6 percent with maturities of $633 in 1999, $430 in 2000, and $387 in 2001.

4. OTHER INCOME

                                                              1995   1996   1997
                                                              ----   ----   ----
Interest income
  Related parties (see Note 3)..............................  $ 47   $ 57   $ 11
  Other, net of miscellaneous interest expense..............    71     67     66
                                                              ----   ----   ----
                                                               118    124     77
Equity in earnings of affiliates (see Note 11)..............    22    (25)    40
Gain on sales of assets.....................................    63     84    314(1)
Exchange gain (loss)........................................   (44)    (5)    27
Other -- net................................................    31      8      9
                                                              ----   ----   ----
                                                              $190   $186   $467
                                                              ====   ====   ====

     (1) Includes benefit of $239 from gain on the sale of certain Upstream North Sea properties.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

5. TAXES OTHER THAN ON INCOME

                                                               1995     1996     1997
                                                              ------   ------   ------
Petroleum excise taxes
  U.S. .....................................................  $1,060   $1,145   $1,201
  Non-U.S. .................................................   4,595    4,316    4,148
                                                              ------   ------   ------
                                                               5,655    5,461    5,349
Payroll taxes...............................................      51       48       43
Property taxes..............................................      63       55       63
Production and other taxes..................................      54       73       77
                                                              ------   ------   ------
                                                              $5,823   $5,637   $5,532
                                                              ======   ======   ======

6. INTEREST AND DEBT EXPENSE

                                                              1995   1996   1997
                                                              ----   ----   ----
Interest and debt cost incurred
  Related parties (see Note 3)..............................  $154   $143   $124
  Other.....................................................    15      6      6
                                                              ----   ----   ----
                                                               169    149    130
Less: Interest and debt cost capitalized....................    95     75     94
                                                              ----   ----   ----
Interest and debt expense...................................  $ 74   $ 74   $ 36
                                                              ====   ====   ====

     Interest paid (net of amounts capitalized) was $80 in 1995, $77 in 1996 and $33 in 1997.

7. PROVISION FOR INCOME TAXES

                                                              1995    1996     1997
                                                              ----   ------   ------
Current tax expense:
  U.S. federal..............................................  $(45)  $  155   $   64
  U.S. state and local......................................     1        8        5
  Non-U.S. .................................................   685      865      925
                                                              ----   ------   ------
          Total.............................................   641    1,028      994
                                                              ----   ------   ------
Deferred tax expense:
  U.S. federal..............................................   112      (78)      80
  U.S. state and local......................................     3       --        8
  Non-U.S. .................................................    18       88      (72)
                                                              ----   ------   ------
          Total.............................................   133       10       16
                                                              ----   ------   ------
Provision for Income Taxes..................................   774    1,038    1,010
Minimum Pension Liability(1)................................    (1)      (5)      (7)
                                                              ----   ------   ------
          Total Provision...................................  $773   $1,033   $1,003
                                                              ====   ======   ======

---------------

(1) Represents deferred tax provision for minimum pension liability adjustment.

     Total income taxes paid worldwide were $745 in 1995, $901 in 1996 and $935 in 1997.

     The significant components of deferred tax assets and liabilities at December 31, 1996 and 1997 are as follows:

                                                            1996                 1997
                                                      -----------------   ------------------
                    DEFERRED TAX                      ASSET   LIABILITY   ASSET    LIABILITY
                    ------------                      -----   ---------   ------   ---------
Property, plant and equipment.......................  $108     $2,276     $  182    $2,219
Employee benefits...................................   162         --        166        --
Other accrued expenses..............................   277         --        273        --
Inventories.........................................    --         88         --       102
Tax loss/tax credit carryforwards...................   408         --        417        --

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                            1996                 1997
                                                      -----------------   ------------------
                    DEFERRED TAX                      ASSET   LIABILITY   ASSET    LIABILITY
                    ------------                      -----   ---------   ------   ---------
Other...............................................    26         52         27       169
                                                      ----     ------     ------    ------
          Total.....................................  $981     $2,416     $1,065    $2,490
                                                               ======               ======
Less: Valuation allowance...........................   414                   392
                                                      ----                ------
Net.................................................  $567                $  673
                                                      ====                ======

     Valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have been increased by $12 and $52 during the years 1995 and 1996, respectively. These changes, which are reflected in the provision for income taxes, offset increases in deferred tax assets resulting primarily from operating losses incurred in exploration and startup operations. In 1997, the valuation allowance decreased $22, principally reflecting a $37 decrease related to deferred tax assets representing operating losses which the Company determined will more likely than not be realized in future years. This decrease was partially offset by an increase of $15 reflecting offsets to operating losses.

     Current deferred tax liabilities (included in the Combined Balance Sheet caption "Income Taxes") were $107 and $122 at December 31, 1996 and 1997, respectively.

     Current deferred tax assets included in Prepaid Expenses were $25 and $7 at December 31, 1996 and 1997, respectively. In addition, Other Assets includes deferred tax assets of $37 at December 31, 1997.

     An analysis of the Company's effective income tax rate follows:

                                                              1995     1996     1997
                                                              ----     ----     ----
Statutory U.S. federal income tax rate......................  35.0%    35.0%    35.0%
Higher effective tax rate on non-U.S. operations............  27.0     21.6     13.9
Alternative fuels credit....................................  (4.5)    (3.4)    (3.0)
Other -- net................................................   (.1)     1.4      2.0
                                                              ----     ----     ----
Effective income tax rate...................................  57.4%    54.6%    47.9%
                                                              ====     ====     ====

     Earnings before income taxes shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or non-U.S. does not correspond to the earnings set forth below.

                                                              1995     1996     1997
                                                             ------   ------   ------
U.S........................................................  $  417   $  563   $  740
Other regions..............................................     932    1,338    1,367
                                                             ------   ------   ------
                                                             $1,349   $1,901   $2,107
                                                             ======   ======   ======

     At December 31, 1996 and 1997, respectively, unremitted earnings of non-U.S. subsidiaries totaling $1,210 and $1,645 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

     Under the tax laws of various jurisdictions in which the Company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1997, the tax effect of such carryforwards approximated $417. Of this amount, $127 has no expiration date, $11 expires in 1998, $38 expires in 1999, $75 expires in 2000-2001 and $166 expires in 2002.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

8. ACCOUNTS AND NOTES RECEIVABLE

                                                                DECEMBER 31
                                                              ---------------
                                                               1996     1997
                                                              ------   ------
Trade.......................................................  $1,062   $  916
Related parties (see Note 3)................................     110       79
Other.......................................................     322      502
                                                              ------   ------
                                                              $1,494   $1,497
                                                              ======   ======

     See Note 26 for a description of business segment markets and associated concentrations of credit risk.

9. INVENTORIES

                                                              DECEMBER 31
                                                              -----------
                                                              1996   1997
                                                              ----   ----
Crude oil and petroleum products............................  $675   $675
Other merchandise...........................................    19     25
Materials and supplies......................................   112    130
                                                              ----   ----
                                                              $806   $830
                                                              ====   ====

     The excess of current cost over book value of inventories valued under the LIFO method was $337 and $152 at December 31, 1996 and 1997, respectively. Inventories valued at LIFO represented 84 percent and 81 percent of combined inventories, at December 31, 1996 and 1997, respectively.

     During 1995, 1996 and 1997, certain LIFO inventory quantities were reduced resulting in partial liquidation of the LIFO bases, with no material effect on net income.

10. PROPERTY, PLANT AND EQUIPMENT


                                                              DECEMBER 31
                                                 -------------------------------------
                                                       GROSS                NET
                                                 -----------------   -----------------
                                                  1996      1997      1996      1997
                                                 -------   -------   -------   -------
Oil and Gas Properties
  Unproved.....................................  $   913   $ 1,491   $   756   $ 1,230
  Proved.......................................   11,914    12,420     5,185     5,480
Other..........................................    1,045     1,316       609       871
                                                 -------   -------   -------   -------
     Total Upstream............................   13,872    15,227     6,550     7,581
Refining.......................................    3,831     3,803     2,203     1,952
Marketing & Distribution.......................    2,278     2,199     1,329     1,295
                                                 -------   -------   -------   -------
     Total Downstream..........................    6,109     6,002     3,532     3,247
                                                 -------   -------   -------   -------
                                                 $19,981   $21,229   $10,082   $10,828
                                                 =======   =======   =======   =======


     Property, Plant and Equipment includes Downstream gross assets acquired under capital leases of $41 at December 31, 1996 and 1997; related amounts included in Accumulated Depreciation, Depletion and Amortization were $7 and $10 at December 31, 1996 and 1997, respectively.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

11. SUMMARIZED FINANCIAL INFORMATION FOR AFFILIATED COMPANIES

     Summarized combined financial information for affiliated companies for which Conoco uses the equity method of accounting (see Note 2, "Basis of Combination") is shown below on a 100 percent basis. Dividends received from equity affiliates were $42 in 1995, $85 in 1996 and $58 in 1997.

                                                              YEAR ENDED DECEMBER 31
                                                             ------------------------
                                                              1995     1996     1997
                                                             ------   ------   ------
RESULTS OF OPERATIONS

Sales(1)...................................................  $4,368   $6,622   $7,521
Earnings before income taxes...............................     380      305      556
Net income.................................................     228      140      345
Conoco's equity in earnings of affiliates (see Note 4).....      22      (25)      40

---------------

(1) Includes sales to Conoco of $262 in 1995, $359 in 1996 and $568 in 1997.

                                                                DECEMBER 31
                                                              ---------------
                                                               1996     1997
                                                              ------   ------
FINANCIAL POSITION

Current assets..............................................  $1,503   $2,543
Non-current assets..........................................   5,218    6,826
                                                              ------   ------
          Total assets......................................  $6,721   $9,369
                                                              ------   ------
Short-term borrowings*......................................  $  241   $  550
Other current liabilities...................................     929    1,308
Long-term borrowings*.......................................   3,097    4,364
Other long-term liabilities.................................     646      645
                                                              ------   ------
          Total liabilities.................................  $4,913   $6,867
                                                              ------   ------
Conoco's investment in affiliates (includes advances).......  $  703   $1,085
                                                              ======   ======

---------------

* Conoco's pro rata interest in total borrowings was $935 in 1996 and $1,586 in 1997, of which $453 in 1996 and $826 in 1997 was guaranteed by the Company. These amounts are included in the guarantees disclosed in Note 25.

     At December 31, 1997, Conoco's equity in undistributed earnings of its affiliated companies was $79.

12. OTHER ASSETS

                                                              DECEMBER 31
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Prepaid pension cost (see Note 23)..........................  $ 79    $ 71
Long-term notes receivables.................................    26      74
Other securities and investments............................   482     100
Other.......................................................   187     247
                                                              ----    ----
                                                              $774    $492
                                                              ====    ====

     Other securities and investments include $478 and $97 at December 31, 1996 and 1997, respectively, representing marketable securities classified as available for sale and reported at fair value. The remainder represents numerous small investments which are reported at cost.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

13. ACCOUNTS PAYABLE

                                                                DECEMBER 31
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
Trade.......................................................  $  804    $  969
Payables to banks...........................................     216       117
Related parties (see Note 3)................................       5         4
                                                              ------    ------
                                                              $1,025    $1,090
                                                              ======    ======

     Payables to banks represent checks issued on certain disbursement accounts but not presented to the banks for payment.

14. OTHER SHORT-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

                                                              DECEMBER 31
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Industrial development bonds................................  $24     $24
Bank borrowings (foreign currency)..........................   --      21
Long-term borrowings payable within one year................    4      25
Capital lease obligations...................................    4       2
                                                              ---     ---
                                                              $32     $72
                                                              ===     ===

     The Company has uncommitted short-term bank credit lines of approximately $55 and $42 at December 31, 1996 and 1997, respectively. These lines are denominated in various foreign currencies to support general operating needs in their respective countries. No advances were outstanding under these lines at these respective dates.

     The weighted average interest rate on other short-term borrowings outstanding at December 31, 1996 and 1997 was 3.8 percent and 3.7 percent, respectively.

15. OTHER ACCRUED LIABILITIES

                                                                DECEMBER 31
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
Taxes other than on income..................................  $  309    $  376
Operating expenses..........................................     334       343
Payroll and other employee-related costs....................     133       135
Accrued postretirement benefits cost (see Note 22)..........      16        24
Other.......................................................     318       411
                                                              ------    ------
                                                              $1,110    $1,289
                                                              ======    ======

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

16. OTHER LONG-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

                                                              DECEMBER 31
                                                              ------------
                                                              1996    1997
                                                              ----    ----
5.75% notes due 2026........................................  $ 16    $ 16
6.50% notes due 2008........................................     7       7
Other loans (various currencies) due 1998-2007*.............    21      30
Capitalization obligations to affiliates due 1998-1999......    22      20
Capital lease obligations...................................    35      33
                                                              ----    ----
                                                              $101    $106
                                                              ====    ====

---------------

* Average interest rates were 6.0 percent and 7.3 percent at December 31, 1996 and 1997, respectively.

     Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 1998 are $24, $4, $4, and $4 for the years 1999, 2000, 2001 and 2002, respectively.

17. OTHER LIABILITIES AND DEFERRED CREDITS

                                                                DECEMBER 31
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
Deferred gas revenue*.......................................  $   --    $  379
Accrued postretirement benefits cost (see Note 22)..........     327       318
Abandonment costs...........................................     317       310
Accrued pension liability (see Note 23).....................     165       230
Environmental remediation costs (see Note 25)...............     140       132
Other.......................................................     441       553
                                                              ------    ------
                                                              $1,390    $1,922
                                                              ======    ======

---------------

* Includes $303 received from a contract for future sales of natural gas to Centrica, a United Kingdom gas marketing company.

18. MINORITY INTERESTS

     In 1996, certain upstream subsidiaries contributed assets with an aggregate fair value of $613 to Conoco Oil & Gas Associates L.P. (COGA) for a general partnership interest of 67 percent. The remaining 33 percent was purchased by Vanguard Energy Investors L.P. (Vanguard) as a limited partner. The net result of this transaction was to increase minority interests by $297.

     Vanguard is entitled to a cumulative annual priority return on its investment and participation in residual earnings at rates established in the partnership agreement. The priority return rate, currently 6.52 percent, is negotiated every four years commencing in 1999. In the event the parties are unable to agree on a new return rate, the partnership would be liquidated with resultant cash outflows not expected to be materially different from the recorded amount of minority interest. Vanguard's share of COGA's earnings was $18 or 17 percent in 1996 and $22 or 18 percent in 1997.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

19. OTHER COMPREHENSIVE INCOME

     Changes in related components of other comprehensive income (loss) are reported net of associated income tax effects as summarized below:

                                                                  YEAR ENDED DECEMBER 31
                            ---------------------------------------------------------------------------------------------------
                                         1995                              1996                              1997
                            -------------------------------   -------------------------------   -------------------------------
                            PRETAX   INCOME TAX   AFTER-TAX   PRETAX   INCOME TAX   AFTER-TAX   PRETAX   INCOME TAX   AFTER-TAX
                            ------   ----------   ---------   ------   ----------   ---------   ------   ----------   ---------
Minimum Pension Liability
  Adjustment..............   $(3)       $(1)         $(2)      $(15)      $(5)        $(10)     $ (20)      $(7)        $ (13)
Foreign Currency
  Translation
  Adjustment*.............                                      (39)       --          (39)      (121)       --          (121)
                             ---        ---          ---       ----       ---         ----      -----       ---         -----
Other Comprehensive Income
  (Loss)..................   $(3)       $(1)         $(2)      $(54)      $(5)        $(49)     $(141)      $(7)        $(134)
                             ===        ===          ===       ====       ===         ====      =====       ===         =====

---------------

* Effective January 1, 1996, local currency was adopted as the functional currency for the Company's integrated Western European petroleum operations to properly reflect changed circumstances in their primary economic environment.

20. COMPENSATION PLANS

     Employees of Conoco participate in stock-based compensation plans that are administered through DuPont and involve options to acquire DuPont common stock. Accordingly, option and expense information presented herein represents the company's portion of the overall plans.


     Subject to completion of the Offerings, the Company and DuPont expect to give all current employees of the Company the option, subject to specific country tax and legal requirements, to participate in a program involving the cancellation of all or part of their options to purchase DuPont common stock or SARs with respect to DuPont common stock and the issuance by the Company upon such cancellation of comparable options to acquire Class A Common Stock, or SARs with respect to Class A Common Stock. Participation in the program will be deemed a change in the terms of certain awards granted to Conoco employees. As a result, the Company will incur a non-cash charge to compensation expense, in the quarter the Offerings are completed, of approximately $100 to 200 after-tax depending on the market price of DuPont common stock at the time of the cancellation and issuance and the number of outstanding Conoco employee options to purchase DuPont common stock canceled.


     From time to time, the DuPont Board of Directors has approved the adoption of a worldwide Corporate Sharing Program. Under these programs, a majority of the Company's employees received a one-time grant to acquire shares of DuPont common stock at the fair market value at the date of grant. Option terms are "fixed" and generally are exercisable one year after date of grant and expire 10 years from date of grant. There are no additional shares that may be subject to option under existing programs.

     The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for fixed options.


     Stock option awards under the DuPont Stock Performance Plan may be granted to key employees of the company and may be "fixed" and/or "variable". The purchase price of shares subject to option is the market price of DuPont stock at the date of grant. In January 1997, a reload feature was added to the Stock Performance Plan to accelerate stock ownership by more effectively using stock options. Participants are eligible for reload options through February 13, 1999 upon the exercise of stock options with the condition that shares received from the exercise of the original option may not be sold for at least five years. Reloads are granted at the market price on the reload grant date and have a term equal to the remaining term of the

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)


original option. The number of new options granted under a reload option is equal to the number of shares required to satisfy the total exercise price of the original option.


     Generally, fixed options are fully exercisable from one to three years after date of grant and expire 10 years from date of grant. Beginning in 1998, shares otherwise receivable from the exercise of nonqualified options can be deferred as stock units for a designated future delivery.

     During 1997 variable stock option grants were made to certain senior management. These options are subject to forfeiture if, within five years from the date of grant, the market price of DuPont common stock does not achieve a price of $75 per share for 50 percent of the options and $90 per share for the remaining 50 percent. At December 31, 1997, none of the outstanding variable options were exercisable.

     For all related DuPont plans, the maximum number of shares that may be subject to option for any consecutive five-year period is 72 million shares. Subject to this limit, additional shares that may have been made subject to options for the years 1995, 1996 and 1997 were 56,770,460, 59,078,926 and
56,842,462, respectively.

     Awards for 1997 under the DuPont Stock Performance Plan (granted to key employees in 1998) consisted of 1,185,276 fixed options to acquire DuPont common stock at the fair market value ($59.50 per share) on the date of grant. These options vest over a three-year period and, except for the last six months of the ten-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent.

     The following table summarizes activity for fixed and variable options for the last three years:

                                                    FIXED                 VARIABLE
                                            ---------------------   ---------------------
                                             NUMBER     WEIGHTED-    NUMBER     WEIGHTED-
                                               OF        AVERAGE       OF        AVERAGE
                                             SHARES       PRICE      SHARES       PRICE
                                            ---------   ---------   ---------   ---------
January 1, 1995...........................  4,980,083    $20.80            --
Granted...................................  3,556,392    $28.26            --        --
Exercised.................................    614,269    $18.56            --        --
Forfeited.................................    110,659    $28.08            --        --
                                            ---------    ------     ---------    ------
December 31, 1995.........................  7,811,547    $24.27            --        --
Granted...................................  1,140,780    $39.20            --        --
Exercised.................................  1,781,277    $23.33            --        --
Forfeited.................................     95,330    $26.38            --        --
                                            ---------    ------     ---------    ------
December 31, 1996.........................  7,075,720    $26.88            --        --
Granted...................................  2,761,416    $52.90     1,259,600    $52.50
Exercised.................................    730,383    $23.97            --        --
Forfeited.................................    116,325    $50.44            --        --
                                            ---------    ------     ---------    ------
December 31, 1997.........................  8,990,428    $35.14     1,259,600    $52.50

     Fixed options exercisable at the end of the last three years and the weighted-average fair value of fixed options granted are as follows:

                                                      1995         1996         1997
                                                   ----------   ----------   ----------
Options exercisable at year-end:
  Number of shares...............................   4,377,657    5,934,940    6,229,012
  Weighted-average price.........................  $    21.14   $    24.51   $    27.26
Weighted-average fair value of options granted
  during
  the year.......................................  $     5.92   $     9.01   $    12.84

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     The weighted-average fair value of variable options granted during 1997 was $13.03 per share.

     The fair value of options is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:

                                                         1995    1996          1997
                                                         -----   -----   ----------------
                                                         FIXED   FIXED   FIXED   VARIABLE
                                                         -----   -----   -----   --------
Dividend yield.........................................   3.4%    2.6%    2.2%      2.2%
Volatility.............................................  20.6%   21.0%   18.6%     18.6%
Risk-free interest rate................................   7.6%    5.4%    6.4%      6.4%
Expected life (years)..................................   4.5     6.0     5.6       5.7

     The following table summarizes information concerning currently outstanding and exercisable fixed options. For total variable options outstanding at December 31, 1997, the weighted-average remaining contractual life was 9.1 years.

                                                   EXERCISE        EXERCISE        EXERCISE
                                                     PRICE           PRICE           PRICE
               DECEMBER 31, 1997                 $13.17-$19.63   $22.63-$33.88   $35.00-$55.50
               -----------------                 -------------   -------------   -------------
Options outstanding............................    1,140,519       3,977,927       3,871,982
Weighted-average remaining contractual life
  (years)......................................          2.6             6.2             8.9
Weighted-average price.........................   $    18.37      $    26.49      $    48.38
Options exercisable............................    1,140,519       3,977,927       1,110,566
Weighted-average price.........................   $    18.37      $    26.49      $    39.19

     As reported on the New York Stock Exchange, the market price range of DuPont common stock for the year 1997 was $46 3/8 to $69 3/4 per share and the closing price on December 31, 1997 was $60 1/16 per share.

     Under the Conoco Unit Option Plan, key salaried employees in certain grade levels who show early evidence of ability to assume significant responsibility and leadership are offered stock appreciation rights. Annual grants under the plan are granted to approximately 20 percent of eligible employees who are awarded appreciation rights on theoretical DuPont stock valued at approximately 40 percent of the employee's annual base pay. These unit options, exercisable only in cash, have a ten-year life with twenty percent vesting each of the first five years. At December 31, 1996 and 1997, unit options outstanding were 954,374 and 908,532, respectively. At these same dates, related liability provisions totaled $18 and $27, respectively. The maximum number of unit options allowed to be outstanding under the plan is 6,150,000.

     Compensation expense recognized in income for stock-based employee compensation awards was $8, $13 and $26 for 1995, 1996 and 1997, respectively.

     Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", was issued in 1995. The Company has elected not to adopt the optional recognition provisions of SFAS No. 123. If the Company had adopted these recognition provisions, net income would have been reduced by $13, $6 and $28 for 1995, 1996 and 1997, respectively.

     Awards under the Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the Company's success, consideration being given to ability to succeed to more important managerial responsibility. Overall amounts are dependent on financial performance of DuPont and Conoco and other factors, and are subject to maximum limits as defined by the plan. Amounts charged against earnings in anticipation of awards to be made later were $24 in 1995, $38 in 1996 and $38 in 1997. Awards made for plan years 1995, 1996 and 1997 were $26, $38 and $45, respectively. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries 154,918 shares of common stock are awaiting delivery from awards for 1997 and prior years.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Awards under the separate Conoco Challenge Program may be granted in cash to employees not covered by the Variable Compensation Plan. This plan provides awards based on meeting financial goals and upholding Conoco's core values. Overall amounts are dependent on company earnings and cash provided by operations and are subject to maximum limits as defined by the plan. Amounts charged against earnings in anticipation of awards to be made later were $12 in 1995, $47 in 1996 and $49 in 1997. Awards made for plan years 1995, 1996 and 1997 were $20, $47 and $47, respectively.

21. INVESTMENT ACTIVITIES

     Purchases of property, plant and equipment in 1997 include $929 for upstream natural gas properties in South Texas (see Supplemental Petroleum
Data).

     Proceeds from sales of assets in 1997 includes $272 from the sale of certain upstream North Sea properties.

22. OTHER POSTRETIREMENT BENEFITS

     Conoco and certain subsidiaries provide medical and life insurance benefits to retirees and survivors. The associated plans, principally health, are unfunded, and approved claims are paid from company funds. Under the terms of these plans, the company reserves the right to change, modify or discontinue the plans.

     Net postretirement benefits cost includes the following components:

                                                              1995   1996   1997
                                                              ----   ----   ----
Service cost................................................  $ 5    $ 7    $ 6
Interest cost...............................................   18     16     18
Amortization of net gains and prior service credit..........   (7)    (5)    (5)
                                                              ---    ---    ---
Net postretirement benefits cost............................  $16    $18    $19

     The following provides a reconciliation of the accumulated postretirement benefit obligation for these plans to the liabilities reflected in the Combined Balance Sheet (see Notes 15 and 17):

                                                               DECEMBER 31
                                                              -------------
                                                              1996    1997
                                                              -----   -----
Accumulated postretirement benefit obligation for:

  Retirees and survivors....................................  $(152)  $(194)
  Fully eligible employees..................................     (5)     (6)
  Other employees...........................................    (85)   (101)
                                                              -----   -----
                                                               (242)   (301)
Unrecognized net loss (gain)................................    (41)     14
Unrecognized prior service credit...........................    (60)    (55)
                                                              -----   -----
Accrued postretirement benefits cost........................  $(343)  $(342)

                                                              DECEMBER 31
                                                              -----------
                                                              1996   1997
                                                              ----   ----
FINANCIAL ASSUMPTIONS

Discount rate...............................................  7.75%  7.00%
Long-term rate of compensation increase.....................  5.00%  5.00%
Health care escalation rate.................................  4.50%  4.50%

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Conoco has communicated to plan participants that any increase in the annual health care escalation rate above 4.5 percent will be borne by the participants and, therefore, result in no increase to the accumulated postretirement benefit obligation or the other postretirement benefits cost.

23. PENSIONS

     The Company participates in the DuPont U.S. defined benefit plan which covers substantially all U.S. employees and has separate defined benefit plans covering certain U.S. and non-U.S. employees. The benefits for these plans are based primarily on years of service and employees' pay near retirement. The Company's funding policy is consistent with the funding requirements of federal law and regulations.

     With respect to the DuPont U.S. defined benefit pension plan, the Company and DuPont agreed upon an amount of approximately $820 at the date of the Offerings that will eventually be transferred to a separate trust for the Company's pension plan. This amount, adjusted for benefit payments and investment return from the date of the Offerings, will be transferred to the Company within six months following the date which DuPont owns neither 80 percent of the voting power nor 80 percent of the economic value of the Common Stock, assuming certain conditions are satisfied. The Company allocated the pension obligations based on the Company's individual employees covered and allocated the unrecognized prior service cost and unrecognized net gain in proportion to the Company's projected benefit obligation to the total projected benefit obligation of the DuPont plan. The projected benefit obligation approximates $644 and $723 at December 31, 1996 and 1997, respectively, and the prepaid pension asset is $79 and $71 at December 31, 1996 and 1997, respectively. The net pension cost components disclosed in the table below include the net periodic pension cost based on the allocations described above.

     Pension coverage for employees of the Company's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves.

     Net pension cost/(credit) for defined benefit plans includes the following components:

                                                   1995           1996           1997
                                               ------------   ------------   ------------
Service cost -- benefits earned during the
  period.....................................          $ 51           $ 55           $ 60
Interest cost on projected benefit
  obligation.................................            71             76             88
Return on assets
  Actual (gain)..............................  $(196)         $(134)         $(192)
  Deferred gain..............................    122    (74)     43    (91)     94    (98)
                                               -----          -----          -----
Amortization of net gains and prior service
  cost.......................................            (4)            (3)             3
                                                       ----           ----           ----
Net pension cost.............................          $ 44           $ 37           $ 53
                                                       ====           ====           ====

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     The funded status of these plans (excluding the DuPont United States defined benefit plan) was as follows:

                                                              ACCUMULATED BENEFIT
                                                                EXCEEDING ASSETS
                                                                  DECEMBER 31
                                                              --------------------
                                                               1996         1997
                                                              -------      -------
Actuarial present value of:
  Vested benefit obligation.................................   $(485)       $(616)
                                                               -----        -----
  Accumulated benefit obligation............................   $(489)       $(616)
                                                               =====        =====
  Projected benefit obligation..............................   $(533)       $(682)
Plan assets at fair value...................................     323          386
                                                               -----        -----
Excess of assets over projected benefit obligation..........    (210)        (296)
Unrecognized net (gain) loss*...............................      29          109
Unrecognized prior service cost.............................     129          121
Additional minimum liability................................    (113)        (164)
                                                               -----        -----
Accrued pension liability (see Note 17).....................   $(165)       $(230)
                                                               =====        =====
---------------
* Includes the unamortized balance of unrecognized net
  (gain) at January 1, 1985, the initial application date of
  Statement of Financial Accounting Standards No. 87,
  "Employers' Accounting for Pensions"......................   $ (19)       $ (17)

                                                               DECEMBER 31
                                                              --------------
               UNITED STATES PLAN ASSUMPTIONS                 1996      1997
               ------------------------------                 ----      ----
Discount rate...............................................  7.75%     7.00%
Long-term rate of compensation increase.....................  5.00%     5.00%
Long-term rate of return on plan assets.....................  9.00%     9.00%

     For non-U.S. plans, similar economic assumptions were used. At December 31, 1997, U.S. plan assets consisted principally of common stocks, including 151,611 shares of DuPont.

24. FINANCIAL INSTRUMENTS AND OTHER RISK MANAGEMENT ACTIVITIES

     Conoco operates in the worldwide crude oil, refined product, natural gas, natural gas liquids and electric power markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates, and interest rates that can affect the revenues and cost of operating, investing and financing. Conoco's management has used and intends to use financial and commodity-based derivative contracts to reduce the risk in overall earnings and cash flow when the benefits provided are anticipated to more than offset the risk management costs involved.

     The Company has established a Financial Risk Management Policy Framework that provides guidelines for entering into contractual arrangements (derivatives) to manage the Company's commodity price, foreign currency rate, and interest rate risks. The Conoco Risk Management Committee has ongoing responsibility for the content of this policy and has principal oversight responsibility to ensure the Company is in compliance with the policy and that procedures and controls are in place for the use of commodity, foreign currency and interest rate instruments. These procedures clearly establish derivative control and valuation processes, routine monitoring and reporting requirements, and counterparty credit approval procedures. Additionally, the Company's internal audit group conducts routine reviews of these risk management activities to assess the adequacy of internal controls. The audit results are reviewed by the Conoco Risk Management Committee and by line management.

     The counterparties to these contractual arrangements are limited to major financial institutions and other established companies in the petroleum industry. Although the Company is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

monitoring procedures and limits to the period over which unpaid balances are allowed to accumulate. The Company has not experienced nonperformance by counterparties to these contracts and no material loss would be expected from any such nonperformance.

COMMODITY PRICE RISK

     The Company enters into energy-related futures, forwards, swaps and options in various markets to balance its physical systems, to meet customer needs and to manage its exposure to price fluctuations on anticipated crude oil, natural gas, refined product and electric power transactions.

     These instruments provide a natural extension of the underlying cash market and are used to physically acquire a portion of supply requirements as well as to manage pricing of near-term physical requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of managing price risk in the energy business.

     From time to time, management may use derivatives to establish longer-term positions to hedge the price risk for the Company's equity crude oil and natural gas production as well as refinery margins.

     Under the Company's policy, hedging includes only those transactions that offset physical positions and reduce overall Company exposure to prevailing market price risk. Trading is defined as any transaction that does not meet the definition of hedging. After-tax gain/loss from risk trading has not been material.

FOREIGN CURRENCY RISK

     Conoco has foreign currency exchange rate risk resulting from operations in over 40 countries around the world. Effective January 1, 1996, the Company determined that the local currency should be the functional currency for its integrated Western European petroleum operations. At this time, the Company does not intend to comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge exposures to foreign currency rate risk resulting from transactions in currencies that are not the functional currency. Examples include firm commitments for capital projects, certain local currency tax payments and cash returns from net investments in foreign affiliates to be remitted within the coming year.

     At December 31, 1997, the Company had open forward exchange contracts designated as a hedge of firm foreign currency commitments. The notional amount of these contracts was $50 and the estimated fair value was $38. The Company had no open forward exchange contracts at December 31, 1996.

INTEREST RATE RISK

     Prior to this planned offering, the Company had no material interest rate risk to manage. Subsequent to this offering, however, the Company would intend to manage any resultant significant interest rate exposure by using a combination of financial derivative instruments as part of a program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying values of most financial instruments are based on historical costs. The carrying values of marketable securities, receivables, payables and short-term obligations approximate their fair value because of their short maturity. Long-term receivables from and long-term borrowings due to related parties approximate fair value because associated interest rates are market based. Excluding amounts due related parties, the estimated fair value of other long-term borrowings outstanding at December 31, 1996 and 1997 of $101 and $106, respectively, was $103 and $108, respectively. These estimates were based on quoted market prices for the same or similar issues, or the current rates offered to the Company for issues with the same remaining maturities.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

SUMMARY OF OUTSTANDING DERIVATIVE FINANCIAL INSTRUMENTS

     Set forth below is a summary of the fair values, carrying amounts and notional values of outstanding commodity financial instruments at December 31, 1996 and 1997.

     Notional amounts represent the face amount of the contractual arrangements and are not a measure of market or credit exposure. The fair value of swaps and other over-the-counter instruments are estimated based on quoted market prices of comparable contracts and approximate the gain or (loss) that would have been realized if the contracts had been closed out at balance sheet date. Carrying amounts represent the receivable (payable) recorded in the Combined Balance Sheet.

                                                              FAIR    CARRYING   NOTIONAL
                   COMMODITY DERIVATIVES                      VALUE    AMOUNT     VALUE
                   ---------------------                      -----   --------   --------
December 31, 1996:
  Hedging...................................................   $ 2      $ 5       $  273
  Trading...................................................     1       --          291
December 31, 1997:
  Hedging...................................................   $10      $12       $1,037
  Trading...................................................    (2)      (1)       1,089

     Estimated fair values for hedging instruments only represent the value of the hedge component of the transactions and, thus, are not indicative of the fair value of the Company's overall hedged position.

25. COMMITMENTS AND CONTINGENT LIABILITIES

     The Company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $178, $156, $119, $106 and $97 for the years 1998, 1999, 2000, 2001 and 2002, respectively, and $582 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $120. Rental expense under operating leases was $124 in 1995, $118 in 1996 and $132 in 1997.

     The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. In addition, at December 31, 1997, the Company has obligations to purchase, over periods up to twenty-one years, natural gas at prices that were in excess of year-end 1997 market prices. No material annual loss is expected from these long-term commitments.

     The Company is subject to various lawsuits and claims involving a variety of matters including, along with other oil companies, actions challenging oil and gas royalty and severance tax payments based on posted prices, and claims for damages resulting from leaking underground storage tanks. In general, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists. The Company believes the ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized but will not materially affect the combined financial position of the Company. In addition to the litigation settlements referenced in Note 26, during the second quarter of 1998 the Company recorded non-recurring after-tax charges of $28 for anticipated costs to resolve various litigation.

     The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take further action to correct the effects on the environment of prior disposal practices or releases of petroleum substances by the Company or other parties. The Company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 2. At December 31, 1996 and 1997, such accrual amounted to $152 and $144, respectively, and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances,

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

potential liability may exceed amounts accrued. In the event future monitoring and remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate they will have a material adverse effect on the combined financial position of the Company.

     The Company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. These indirect guarantees totaled $19 at December 31, 1996 and 1997. The Company, along with certain European DuPont subsidiaries, also participates in a multiparty account banking agreement, which provides for the indirect guarantee of bank account overdrafts of certain European DuPont subsidiaries. Management believes the exposure under this agreement is not material and expects to terminate the agreement prior to completion of the Offerings. In addition, the Company or DuPont, on behalf of the Company, had directly guaranteed obligations of certain affiliated companies and others. These guarantees totaled $663 and $1,131 at December 31, 1996 and 1997, respectively. The increase during 1997 is primarily related to financing associated with the Petrozuata heavy oil venture in Venezuela. No material loss is anticipated by reason of such agreements and guarantees.

     The Company's operations, particularly oil and gas exploration and production, can be affected by changing economic, regulatory and political environments in the various countries, including the United States, in which it operates. In certain locations, host governments have imposed restrictions, controls and taxes, and in others, political conditions have existed that may threaten the safety of employees and the Company's continued presence in those countries. Internal unrest or strained relations between a host government and the Company or other governments may affect the Company's operations. Those developments have, at times, significantly affected the Company's operations and related results and are carefully considered by management when evaluating the level of current and future activity in such countries.

     Areas in which the Company has significant operations include the United States, United Kingdom, Norway, Germany, Venezuela, the United Arab Emirates, Indonesia, Russia, Canada, the Czech Republic, Malaysia and Nigeria.

26. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

     The Company has two principal business segments. The Upstream segment explores for, develops, produces and markets crude oil and natural gas, and processes natural gas to recover and market higher-value liquids. The Downstream segment refines, markets, transports and trades crude oil and petroleum products. Corporate and Other includes general corporate expenses, financing costs and other nonoperating items, and results for electric power and related-party insurance operations. The Company sells its products worldwide; however, about 55 percent and 41 percent of sales are made in the United States and Europe, respectively. Major products include crude oil, natural gas and refined products that are sold primarily in the energy and transportation markets. The Company's sales are not materially dependent on a single customer or small group

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

of customers. Transfers between segments and geographic areas are on the basis of estimated market values. Corporate assets include cash and cash equivalents.

                                                                              CORPORATE
                SEGMENT INFORMATION                   UPSTREAM   DOWNSTREAM   AND OTHER   COMBINED
                -------------------                   --------   ----------   ---------   --------
1995
Sales and Other Operating Revenues(1)(2)............   $3,270     $17,038      $   20     $20,328
Transfers Between Segments..........................      910          92          --          --
                                                       ------     -------      ------     -------
          Total Revenues............................   $4,180     $17,130      $   20     $20,328
                                                       ======     =======      ======     =======
Operating Profit....................................   $1,121     $   319      $ (110)    $ 1,330
Equity in Earnings of Affiliates....................       (5)         27          --          22
Corporate Nonoperating Items:
  Interest and Debt Expense.........................                              (74)        (74)
  Interest Income (net of misc. interest expense)...                              118         118
  Other.............................................                              (47)        (47)
Provision for Income Taxes..........................     (624)       (113)        (37)       (774)
                                                       ------     -------      ------     -------
  Net Income (Loss)(3)..............................   $  492     $   233      $ (150)    $   575
                                                       ======     =======      ======     =======
Assets at December 31:
  Identifiable Assets...............................   $7,059     $ 5,242      $1,473     $13,774
  Investment in Affiliates..........................      171         284          --         455
                                                       ------     -------      ------     -------
          Total.....................................   $7,230     $ 5,526      $1,473     $14,229
                                                       ======     =======      ======     =======
Depreciation, Depletion and Amortization(4).........   $  812     $   286      $   --     $ 1,098
Capital Expenditures and Investments(5).............   $1,224     $   613      $   --     $ 1,837
1996
Sales and Other Operating Revenues(1)(2)............   $4,726     $19,425      $   79     $24,230
Transfers Between Segments..........................    1,159         122          --          --
                                                       ------     -------      ------     -------
          Total Revenues............................   $5,885     $19,547      $   79     $24,230
                                                       ======     =======      ======     =======
Operating Profit....................................   $1,559     $   446      $ (118)    $ 1,887
Equity in Earnings of Affiliates....................      (30)          5          --         (25)
Corporate Nonoperating Items:
  Interest and Debt Expense.........................                              (74)        (74)
  Interest Income (net of misc. interest expense)...                              124         124
  Other.............................................                              (11)        (11)
Provision for Income Taxes..........................     (848)       (162)        (28)     (1,038)
                                                       ------     -------      ------     -------
  Net Income (Loss)(6)..............................   $  681     $   289      $ (107)    $   863
                                                       ======     =======      ======     =======
Assets at December 31:
  Identifiable Assets...............................   $7,486     $ 5,360      $1,677     $14,523
  Investment in Affiliates..........................      234         469          --         703
                                                       ------     -------      ------     -------
          Total.....................................   $7,720     $ 5,829      $1,677     $15,226
                                                       ======     =======      ======     =======
Depreciation, Depletion and Amortization(4).........   $  822     $   293      $   --     $ 1,115
Capital Expenditures and Investments(5).............   $1,264     $   680      $   --     $ 1,944

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                                              CORPORATE
                SEGMENT INFORMATION                   UPSTREAM   DOWNSTREAM   AND OTHER   COMBINED
                -------------------                   --------   ----------   ---------   --------
1997
Sales and Other Operating Revenues(1)(2)............   $5,254     $20,033      $  509     $25,796
Transfers Between Segments..........................    1,221         108          --          --
                                                       ------     -------      ------     -------
          Total Revenues............................   $6,475     $20,141      $  509     $25,796
                                                       ======     =======      ======     =======
Operating Profit....................................   $1,663     $   472      $ (132)    $ 2,003
Equity in Earnings of Affiliates....................       11          29          --          40
Corporate Nonoperating Items:
  Interest and Debt Expense.........................                              (36)        (36)
  Interest Income (net of misc. interest expense)...                               77          77
  Other.............................................                               23          23
Provision for Income Taxes..........................     (790)       (194)        (26)     (1,010)
                                                       ------     -------      ------     -------
  Net Income (Loss)(7)..............................   $  884     $   307      $  (94)    $ 1,097
                                                       ======     =======      ======     =======
Assets at December 31:
  Identifiable Assets...............................   $8,538     $ 5,247      $2,192     $15,977
  Investment in Affiliates..........................      411         651          23       1,085
                                                       ------     -------      ------     -------
          Total.....................................   $8,949     $ 5,898      $2,215     $17,062
                                                       ======     =======      ======     =======
Depreciation, Depletion and Amortization(4).........   $  892     $   333      $   --     $ 1,225
Capital Expenditures and Investments(5).............   $2,533     $   558      $   23     $ 3,114

---------------

(1) Sales exceeding 10 percent of combined sales and other operating revenues:

                                                           1995      1996      1997
                                                          -------   -------   -------
Refined products........................................  $14,444   $15,953   $15,829
Crude oil...............................................    3,062     4,286     4,879
Natural gas.............................................    1,494     2,378     2,971

(2) Includes sales of purchased products substantially at cost:

                                                              1995     1996     1997
                                                             ------   ------   ------
Buy/sell supply transactions settled in cash:
  Crude oil................................................  $1,845   $2,820   $3,566
  Refined products.........................................     454      729      683
Natural gas resales........................................     192      560      773
Electric power resales.....................................      --       58      487

(3) Includes $45 charge ($39 Upstream/$6 Downstream) for write-down of certain North American and European assets associated with the adoption of new accounting standards involving the impairment of long-lived assets (SFAS No.
    121).

(4) Includes impairment of unproved properties.

(5) Includes investments in affiliates.

(6) Includes charges of $63 for write-down of investment in an Upstream European natural gas marketing joint venture and $22 ($11 Upstream/$11 Downstream), principally for employee separation costs in the United States; substantially offset by Downstream benefits of $44 related to environmental insurance recoveries and $19 from sale of Ireland operations, and by Upstream gain of $16 from sale of U.S. producing properties.

(7) Includes combined gain of $240 from sale of Upstream properties in the North Sea and the United States, and $30 benefit ($19 Upstream/$11 Downstream) from reduction in foreign tax rate; partly offset

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

    by Upstream charges of $112 for impairment of nonrevenue producing properties, and Downstream charges of $55 for write-down of an office building held for sale and $23 for litigation settlements.

                                           UNITED               OTHER       CORPORATE/
         GEOGRAPHIC INFORMATION            STATES    EUROPE    REGIONS     NONOPERATING   COMBINED
         ----------------------            -------   -------   -------     ------------   --------
1995
Sales and Other Operating Revenues.......  $10,094   $ 9,490   $  744         $   --      $20,328
Transfers Between Geographical Areas.....        2         1      120             --           --
                                           -------   -------   ------         ------      -------
          Total..........................  $10,096   $ 9,491   $  864         $   --      $20,328
                                           =======   =======   ======         ======      =======
Net Income...............................  $   335   $   309   $   12         $  (81)     $   575
Assets at December 31:
  Identifiable Assets....................  $ 5,405   $ 6,285   $  611         $1,473      $13,774
  Investment in Affiliates...............      213       166       76             --          455
                                           -------   -------   ------         ------      -------
          Total..........................  $ 5,618   $ 6,451   $  687         $1,473      $14,229
                                           =======   =======   ======         ======      =======
1996
Sales and Other Operating Revenues.......  $13,386   $10,049   $  795         $   --      $24,230
Transfers Between Geographical Areas.....        1        --      151             --           --
                                           -------   -------   ------         ------      -------
          Total..........................  $13,387   $10,049   $  946         $   --      $24,230
                                           =======   =======   ======         ======      =======
Net Income...............................  $   447   $   427   $   22         $  (33)     $   863
Assets at December 31:
  Identifiable Assets....................  $ 5,398   $ 6,692   $  756         $1,677      $14,523
  Investment in Affiliates...............      259       241      203             --          703
                                           -------   -------   ------         ------      -------
          Total..........................  $ 5,657   $ 6,933   $  959         $1,677      $15,226
                                           =======   =======   ======         ======      =======
1997
Sales and Other Operating Revenues.......  $15,229   $ 9,585   $  982         $   --      $25,796
Transfers Between Geographical Areas.....        5        --      191             --           --
                                           -------   -------   ------         ------      -------
          Total..........................  $15,234   $ 9,585   $1,173         $   --      $25,796
                                           =======   =======   ======         ======      =======
Net Income...............................  $   612   $   647   $ (150)(1)     $  (12)     $ 1,097
Assets at December 31:
  Identifiable Assets....................  $ 6,269   $ 6,757   $  759         $2,192      $15,977
  Investment in Affiliates...............      381       276      428             --        1,085
                                           -------   -------   ------         ------      -------
          Total..........................  $ 6,650   $ 7,033   $1,187         $2,192      $17,062
                                           =======   =======   ======         ======      =======

---------------

(1) Includes charges of $112 for impairment of nonrevenue producing properties.

27. OTHER FINANCIAL INFORMATION

     Research and development expenses were $36, $41 and $44 for the years 1995, 1996 and 1997, respectively.

     Maintenance and repair expenses were $356, $337 and $372 for the years 1995, 1996 and 1997, respectively.

28. SUBSEQUENT EVENTS

     In July 1998, a dividend of $7,500 was paid by the Company in the form of a promissory note to all shareholders of record as of July 20, 1998. The promissory note is due January 2, 2000 and bears interest at an annual interest rate of 6.0125 percent.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

OIL AND GAS PRODUCING ACTIVITIES

     Supplemental Petroleum Data disclosures are presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities."

     Accordingly, volumes of reserves and production exclude royalty interests of others, and royalty payments are reflected as reductions in revenues.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                                  TOTAL WORLDWIDE            UNITED STATES               EUROPE                OTHER REGIONS
                              ------------------------   ---------------------   -----------------------   ---------------------
                               1995     1996     1997    1995    1996    1997    1995     1996     1997    1995    1996    1997
                              ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
COMBINED COMPANIES
Revenues:
  Sales to unaffiliated
    customers...............  $1,863   $2,479   $2,603   $ 443   $ 621   $ 787   $ 817   $1,204   $1,181   $ 603   $ 654   $ 635
  Transfers to other company
    operations..............     862      927      849     386     363     272     477      566      577      (1)     (2)     --
Exploration, including dry
  hole costs................    (275)    (374)    (412)    (80)   (131)   (101)   (134)    (156)    (131)    (61)    (87)   (180)
Production..................    (727)    (755)    (854)   (287)   (297)   (320)   (347)    (372)    (409)    (93)    (86)   (125)
Depreciation, depletion,
  amortization and valuation
  provisions................    (727)    (800)    (872)   (290)   (302)   (279)   (362)    (443)    (419)    (75)    (55)   (174)(1)
Other(2)....................      82       69      321      48      48     106      31       (1)     215       3      22      --
Income Taxes................    (626)    (912)    (847)    (24)    (47)   (109)   (242)    (436)    (393)   (360)   (429)   (345)
                              ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
  Results of operations.....     452      634      788     196     255     356     240      362      621      16      17    (189)
                              ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
EQUITY AFFILIATES
Results of operations.......      12       32       30      --       7       7      12       25       29      --      --      (6)
                              ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
        Total...............  $  464   $  666   $  818   $ 196   $ 262   $ 363   $ 252   $  387   $  650   $  16   $  17   $(195)
                              ======   ======   ======   =====   =====   =====   =====   ======   ======   =====   =====   =====

---------------

(1) Includes charges of $112 for impairment of nonrevenue producing properties.

(2) Includes gain/(loss) on disposal of fixed assets and other miscellaneous revenues and expenses.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES (1)

                                            TOTAL WORLDWIDE           UNITED STATES             EUROPE           OTHER REGIONS
                                        ------------------------   --------------------   ------------------   ------------------
                                         1995     1996     1997    1995   1996    1997    1995   1996   1997   1995   1996   1997
                                        ------   ------   ------   ----   ----   ------   ----   ----   ----   ----   ----   ----
COMBINED COMPANIES
Property acquisitions
  Proved(2)...........................  $   96   $   21   $  152   $ 95   $ 14   $  148   $ --   $ --   $ --   $  1   $  7   $  4
  Unproved............................      58       42      831     29     41      723(3)    1    --     95     28      1     13
Exploration...........................     358      445      450    128    144      107    159    169    135     71    132    208
Development...........................     745      828      921    242    203      289    463    543    568     40     82     64
                                        ------   ------   ------   ----   ----   ------   ----   ----   ----   ----   ----   ----
        Total combined companies......   1,257    1,336    2,354    494    402    1,267    623    712    798    140    222    289
                                        ------   ------   ------   ----   ----   ------   ----   ----   ----   ----   ----   ----
EQUITY AFFILIATES
Development...........................      14       19      263      4      5       12     10     14      2     --     --    249(4)
                                        ------   ------   ------   ----   ----   ------   ----   ----   ----   ----   ----   ----
        Total equity affiliates.......      14       19      263      4      5       12     10     14      2     --     --    249
                                        ------   ------   ------   ----   ----   ------   ----   ----   ----   ----   ----   ----
        Total.........................  $1,271   $1,355   $2,617   $498   $407   $1,279   $633   $726   $800   $140   $222   $538
                                        ======   ======   ======   ====   ====   ======   ====   ====   ====   ====   ====   ====

---------------

(1) These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.

(2) Does not include properties acquired through property exchanges.

(3) Includes acquisition costs associated with gas reserves acquired in the South Texas Lobo trend.

(4) Includes Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

                                  TOTAL WORLDWIDE              UNITED STATES                  EUROPE
                            ---------------------------   ------------------------   ------------------------
       DECEMBER 31           1995      1996      1997      1995     1996     1997     1995     1996     1997
       -----------          -------   -------   -------   ------   ------   ------   ------   ------   ------
COMBINED COMPANIES
Gross costs:
  Proved properties.......  $11,023   $11,914   $12,420   $4,440   $4,255   $4,676   $5,220   $6,268   $6,276
  Unproved properties.....      883       913     1,491      251      262      774(1)    439     444      432
Accumulated depreciation,
  depletion, amortization
  and valuation
  allowances:
  Proved properties.......    6,290     6,729     6,940    2,822    2,739    2,836    2,425    2,947    3,001
  Unproved properties.....      156       157       261       76       77       71        7        7        7
                            -------   -------   -------   ------   ------   ------   ------   ------   ------
        Total net costs of
          combined
          companies.......    5,460     5,941     6,710    1,793    1,701    2,543    3,227    3,758    3,700
                            -------   -------   -------   ------   ------   ------   ------   ------   ------
EQUITY AFFILIATES
Net costs of equity
  affiliates:
  Proved properties.......      197       199       441       34       37       45      163      162      147
                            -------   -------   -------   ------   ------   ------   ------   ------   ------
        Total.............  $ 5,657   $ 6,140   $ 7,151   $1,827   $1,738   $2,588   $3,390   $3,920   $3,847
                            =======   =======   =======   ======   ======   ======   ======   ======   ======

                                 OTHER REGIONS
                            ------------------------
       DECEMBER 31           1995     1996     1997
       -----------          ------   ------   ------
COMBINED COMPANIES
Gross costs:
  Proved properties.......  $1,363   $1,391   $1,468
  Unproved properties.....     193      207      285
Accumulated depreciation,
  depletion, amortization
  and valuation
  allowances:
  Proved properties.......   1,043    1,043    1,103
  Unproved properties.....      73       73      183
                            ------   ------   ------
        Total net costs of
          combined
          companies.......     440      482      467
                            ------   ------   ------
EQUITY AFFILIATES
Net costs of equity
  affiliates:
  Proved properties.......      --       --      249(2)
                            ------   ------   ------
        Total.............  $  440   $  482   $  716
                            ======   ======   ======

---------------

(1) Includes acquisition costs associated with gas reserves acquired in the South Texas Lobo trend.

(2) Includes Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                            (IN MILLIONS OF BARRELS)

ESTIMATED PROVED RESERVES OF OIL (1)

                                              TOTAL WORLDWIDE       UNITED STATES            EUROPE           OTHER REGIONS
                                            -------------------   ------------------   ------------------   ------------------
                                            1995   1996   1997    1995   1996   1997   1995   1996   1997   1995   1996   1997
                                            ----   ----   -----   ----   ----   ----   ----   ----   ----   ----   ----   ----
PROVED DEVELOPED AND UNDEVELOPED RESERVES
  OF COMBINED COMPANIES
Beginning of year.........................   953    933     926   336    294    299    394    408    413    223    231    214
Revisions and other changes...............    (1)    55      54    (8)    11      3     (9)    36     43     16      8      8
Extensions and discoveries................   122     75      62    25     31     12     72     35     44     25      9      6
Improved recovery.........................     4      4       3     1      4      3      3     --     --     --     --     --
Purchase of reserves(2)...................     5     (1)      5     3     (1)     4     --     --      1      2     --     --
Sale of reserves(3).......................   (33)   (12)    (27)  (33)   (10)   (11)    --     --    (16)    --     (2)    --
Production................................  (117)  (128)   (130)  (30)   (30)   (33)   (52)   (66)   (64)   (35)   (32)   (33)
                                            ----   ----   -----   ---    ---    ---    ---    ---    ---    ---    ---    ---
End of year(4)............................   933    926     893   294    299    277    408    413    421    231    214    195
                                            ----   ----   -----   ---    ---    ---    ---    ---    ---    ---    ---    ---
PROVED DEVELOPED AND UNDEVELOPED RESERVES
  OF EQUITY AFFILIATES
Beginning of year.........................    35     44      47    --     --     --     35     44     47     --     --     --
Revisions and other changes...............     5      8      10    --     --     --      5      8     10     --     --     --
Extensions and discoveries................     8     --     680    --     --     --      8     --     --     --     --    680(5)
Production................................    (4)    (5)     (6)   --     --     --     (4)    (5)    (6)    --     --     --
                                            ----   ----   -----   ---    ---    ---    ---    ---    ---    ---    ---    ---
End of year...............................    44     47     731    --     --     --     44     47     51     --     --    680
                                            ----   ----   -----   ---    ---    ---    ---    ---    ---    ---    ---    ---
        Total.............................   977    973   1,624   294    299    277    452    460    472    231    214    875
                                            ----   ----   -----   ---    ---    ---    ---    ---    ---    ---    ---    ---
PROVED DEVELOPED RESERVES OF COMBINED
  COMPANIES
Beginning of year.........................   706    684     630   324    265    258    171    217    185    211    202    187
End of year...............................   684    630     600   265    258    242    217    185    174    202    187    184
PROVED DEVELOPED RESERVES OF EQUITY
  AFFILIATES
Beginning of year.........................    28     32      39    --     --     --     28     32     39     --     --     --
End of year...............................    32     39      43    --     --     --     32     39     43     --     --     --

---------------

(1) Oil reserves comprise crude oil and condensate and natural gas liquids expected to be removed for the Company's account from its natural gas deliveries.

(2) Includes reserves acquired through property exchanges.

(3) Includes reserves disposed of through property exchanges.

(4) Includes reserves of 89 and 87 at year-end 1996 and 1997 attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 17 and 18 percent revenue share at year-end 1996 and 1997, respectively. See Note 18.

(5) Includes Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                            (IN BILLION CUBIC FEET)

ESTIMATED PROVED RESERVES OF GAS

                                   TOTAL WORLDWIDE           UNITED STATES               EUROPE                OTHER REGIONS
                                ---------------------    ---------------------    ---------------------    ---------------------
                                1995    1996    1997     1995    1996    1997     1995    1996    1997     1995    1996    1997
                                -----   -----   -----    -----   -----   -----    -----   -----   -----    -----   -----   -----
PROVED DEVELOPED AND
  UNDEVELOPED RESERVES OF
  COMBINED COMPANIES
Beginning of year.............  4,330   4,709   5,063    1,749   1,891   1,822    2,431   2,649   3,068      150     169     173
Revisions and other changes...    292      41     134       95      79      --      195     (39)     97        2       1      37
Extensions and discoveries....    400     780     518      225     176     453      147     574      59       28      30       6
Improved recovery.............      1      --       1        1      --       1       --      --      --       --      --      --
Purchase of reserves(1).......    167      41     270      167       3     264(2)    --      36      --       --       2       6
Sale of reserves(3)...........    (78)    (71)    (62)     (78)    (57)    (46)      --      --      (7)      --     (14)     (9)
Production....................   (403)   (437)   (433)    (268)   (270)   (259)    (124)   (152)   (157)     (11)    (15)    (17)
                                -----   -----   -----    -----   -----   -----    -----   -----   -----    -----   -----   -----
End of year(4)................  4,709   5,063   5,491    1,891   1,822   2,235    2,649   3,068   3,060      169     173     196
                                -----   -----   -----    -----   -----   -----    -----   -----   -----    -----   -----   -----
PROVED DEVELOPED AND
  UNDEVELOPED RESERVES OF
  EQUITY AFFILIATES
Beginning of year.............    344     339     333      344     339     333       --      --      --       --      --      --
Revisions and other changes...     --      --      (6)      --      --      (6)      --      --      --       --      --      --
Extensions and discoveries....     --      --      49       --      --      49       --      --      --       --      --      --
Purchase of reserves..........     --      --      --       --      --      --       --      --      --       --      --      --
Sale of reserves..............     --      --      --       --      --      --       --      --      --       --      --      --
Production....................     (5)     (6)     (6)      (5)     (6)     (6)      --      --      --       --      --      --
                                -----   -----   -----    -----   -----   -----    -----   -----   -----    -----   -----   -----
End of year...................    339     333     370      339     333     370       --      --      --       --      --      --
                                -----   -----   -----    -----   -----   -----    -----   -----   -----    -----   -----   -----
        Total.................  5,048   5,396   5,861    2,230   2,155   2,605    2,649   3,068   3,060      169     173     196
                                =====   =====   =====    =====   =====   =====    =====   =====   =====    =====   =====   =====
PROVED DEVELOPED RESERVES OF
  COMBINED COMPANIES
Beginning of Year.............  2,496   2,933   2,843    1,687   1,733   1,672      683   1,071   1,041      126     129     130
End of year...................  2,933   2,843   3,061    1,733   1,672   1,801    1,071   1,041   1,091      129     130     169
PROVED DEVELOPED RESERVES OF
  EQUITY AFFILIATES...........
Beginning of Year.............     45      40      36       45      40      36       --      --      --       --      --      --
End of year...................     40      36      40       40      36      40       --      --      --       --      --      --

---------------

(1) Includes reserves acquired through property exchanges.

(2) Includes reserves acquired in the South Texas Lobo trend.

(3) Includes reserves disposed of through property exchanges.

(4) Includes reserves of 104 and 115 at year-end 1996 and 1997, respectively, attributable to Conoco Oil & Associates L.P. in which there is a minority interest with an approximate 17 percent and 18 percent revenue share at year-end 1996 and 1997, respectively. See Note 18.

                          SUPPLEMENTAL PETROLEUM DATA

                                  (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The information on the following page has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10 percent annual discount rate. Specifically, the per-barrel oil sales prices used to calculate the December 31, 1997, data averaged $15.34 for the United States, $16.11 for Europe and $14.92 for Other Regions, and the gas prices per thousand cubic feet averaged approximately $2.07 for the United States, $2.75 for Europe and $1.52 for Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year based on market conditions at that specific date.

     The projections should not be viewed as realistic estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the Company. Material revisions to estimates of proved reserves may occur in the future, development and production of the reserves may not occur in the periods assumed, actual prices realized are expected to vary significantly from those used and actual costs may also vary. The Company's investment and operating decisions are not based on the information presented on the following page, but on a wide range of reserve estimates that includes probable as well as proved reserves, and on different price and cost assumptions from those reflected in this information.

     Beyond the above considerations, the "standardized measure" is also not directly comparable with asset balances appearing elsewhere in the financial statements because any such comparison would require reconciling adjustments, including reduction of the asset balances for related deferred income taxes.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                               TOTAL WORLDWIDE                 UNITED STATES                    EUROPE
                         ----------------------------   ---------------------------   ---------------------------
                          1995       1996      1997      1995      1996      1997      1995      1996      1997
                         -------   --------   -------   -------   -------   -------   -------   -------   -------
COMBINED COMPANIES
Future cash flows:
  Revenues.............  $26,766   $ 34,366   $26,666   $ 7,631   $10,044   $ 8,355   $14,995   $19,364   $15,119
  Production costs.....   (9,152)   (10,406)   (9,251)   (3,038)   (3,085)   (2,997)   (5,154)   (6,378)   (5,387)
  Development costs....   (1,583)    (1,669)   (1,586)     (218)     (283)     (446)   (1,234)   (1,294)   (1,094)
  Income tax expense...   (7,404)   (10,364)   (6,822)   (1,169)   (2,041)   (1,175)   (3,758)   (5,179)   (3,921)
                         -------   --------   -------   -------   -------   -------   -------   -------   -------
Future net cash
  flows................    8,627     11,927     9,007     3,206     4,635     3,737     4,849     6,513     4,717
Discounted to present
  value at a 10% annual
  rate.................   (3,469)    (4,638)   (3,384)   (1,456)   (2,088)   (1,552)   (1,813)   (2,317)   (1,679)
                         -------   --------   -------   -------   -------   -------   -------   -------   -------
        Total*.........    5,158      7,289     5,623     1,750     2,547     2,185     3,036     4,196     3,038
                         -------   --------   -------   -------   -------   -------   -------   -------   -------
EQUITY AFFILIATES
Future cash flows:
  Revenues.............    1,401      1,971     8,520       647       968       893       754     1,003       651
  Production costs.....     (617)      (597)   (2,640)     (246)     (242)     (267)     (371)     (355)     (315)
  Development costs....     (237)      (180)   (1,300)     (205)     (157)     (174)      (32)      (23)      (30)
  Income tax expense...     (209)      (496)   (1,090)      (51)     (193)     (161)     (158)     (303)     (170)
                         -------   --------   -------   -------   -------   -------   -------   -------   -------
Future net cash
  flows................      338        698     3,490       145       376       291       193       322       136
Discounted to present
  value at a 10% annual
  rate.................     (187)      (398)   (2,886)     (116)     (277)     (226)      (71)     (121)      (44)
                         -------   --------   -------   -------   -------   -------   -------   -------   -------
        Total..........      151        300       604        29        99        65       122       201        92
                         -------   --------   -------   -------   -------   -------   -------   -------   -------
        Total..........  $ 5,309   $  7,589   $ 6,227   $ 1,779   $ 2,646   $ 2,250   $ 3,158   $ 4,397   $ 3,130
                         =======   ========   =======   =======   =======   =======   =======   =======   =======

                                OTHER REGIONS
                         ---------------------------
                          1995      1996      1997
                         -------   -------   -------
COMBINED COMPANIES
Future cash flows:
  Revenues.............  $ 4,140   $ 4,958   $ 3,192
  Production costs.....     (960)     (943)     (867)
  Development costs....     (131)      (92)      (46)
  Income tax expense...   (2,477)   (3,144)   (1,726)
                         -------   -------   -------
Future net cash
  flows................      572       779       553
Discounted to present
  value at a 10% annual
  rate.................     (200)     (233)     (153)
                         -------   -------   -------
        Total*.........      372       546       400
                         -------   -------   -------
EQUITY AFFILIATES
Future cash flows:
  Revenues.............       --        --     6,976
  Production costs.....       --        --    (2,058)
  Development costs....       --        --    (1,096)
  Income tax expense...       --        --      (759)
                         -------   -------   -------
Future net cash
  flows................       --        --     3,063
Discounted to present
  value at a 10% annual
  rate.................       --        --    (2,616)
                         -------   -------   -------
        Total..........       --        --       447
                         -------   -------   -------
        Total..........  $   372   $   546   $   847
                         =======   =======   =======

---------------

* Includes $686 and $372 at year-end 1996 and 1997, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 17 and 18 percent revenue share at year-end 1996 and 1997, respectively. See Note 18.

SUMMARY OF CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                      COMBINED COMPANIES           EQUITY AFFILIATES
                                                  ---------------------------   -----------------------
                                                   1995      1996      1997     1995    1996     1997
                                                  -------   -------   -------   -----   -----   -------
Balance at January 1............................  $ 4,275   $ 5,158   $ 7,289   $ 145   $ 151   $   300
Sales and transfers of oil and gas produced, net
  of production costs...........................   (1,998)   (2,647)   (2,583)    (42)    (73)      (56)
Development costs incurred during the period....      745       828       921      14      20       218
Net changes in prices and in development and
  production costs..............................      675     2,525    (4,974)     81     119    (1,242)
Extensions, discoveries and improved recovery,
  less related costs............................    1,219     1,630       818      --       4     1,181
Revisions of previous quantity estimates........      375       553       439      68      83        37
Purchases (sales) of reserves in place -- net...      (62)      (54)       36      --      --        --
Accretion of discount...........................      753       931     1,312      13      25        55
Net change in income taxes......................     (897)   (1,676)    2,285    (108)   (152)       16
Other...........................................       73        41        80     (20)    123        95
                                                  -------   -------   -------   -----   -----   -------
Balance at December 31..........................  $ 5,158   $ 7,289   $ 5,623   $ 151   $ 300   $   604
                                                  =======   =======   =======   =====   =====   =======

                       COMBINED QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)


                                                                     QUARTER ENDED
                                                    -----------------------------------------------
                                                    MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                    --------   -------   ------------   -----------
1996
HISTORICAL
Sales and Other Operating Revenues(1).............   $5,474    $5,994       $5,999        $6,763
Cost of Goods Sold and Other Expenses(2)..........    5,091     5,548        5,509         6,293
Interest & Debt Expense...........................       22        18           16            18
Net Income........................................      207(3)    188(4)       267(5)        201
PRO FORMA AS ADJUSTED(6)
Total Revenues....................................   $5,524    $5,968       $6,067        $6,834
Cost of Goods Sold and Other Expenses(2)..........    5,081     5,547        5,505         6,291
Interest & Debt Expense...........................       49        44           43            43
Net Income........................................      194       157          247           209
1997
HISTORICAL
Sales and Other Operating Revenues(1).............   $6,560    $5,915       $6,671        $6,650
Cost of Goods Sold and Other Expenses(2)..........    5,898     5,501        6,269         6,452
Interest & Debt Expense...........................       15         9            7             5
Net Income........................................      341       246(7)       289(8)        221(9)
PRO FORMA AS ADJUSTED(6)
Total Revenues....................................   $6,556    $5,958       $6,688        $6,955
Cost of Goods Sold and Other Expenses(2)..........    5,896     5,499        6,266         6,451
Interest & Debt Expense...........................       43        40           38            39
Net Income........................................      288       207          280           178

Pro Forma Earnings Per Share (see Note 2)
  Basic...........................................
  Diluted.........................................
Pro Forma Weighted Average Shares Outstanding (see
  Note 2)
  Basic...........................................
  Diluted.........................................


---------------


(1) Excludes other income of $64, $10, $74 and $38 in each of the quarters in 1996 and $55, $70, $28 and $314 in each of the quarters in 1997.



(2) Excludes provision for income taxes.



(3) Includes gain of $16 from sale of U.S. producing properties.



(4) Includes a net charge of $41 reflecting: a charge of $63 for write-down of investment in a European natural gas marketing joint venture; a charge of $22 principally for employee separation costs; and a benefit of $44 related to environmental insurance recoveries.



(5) Includes gain of $19 from sale of Ireland marketing operations.



(6) The Pro Forma as Adjusted financial data illustrate the estimated effects of the Offerings, the Separation and related transactions on the Income Statement. See "Pro Forma Combined Financial Statements."



(7) Includes gain of $24 from sale of U.S. producing properties.



(8) Includes net benefit of $37 reflecting: gain of $30 from sale of North Sea properties; benefit of $30 from foreign tax rate change; and charge of $23 for litigation settlements.



(9) Includes a net benefit of $19 reflecting: a gain of $186 from the sale of North Sea and U.S. Upstream properties; a charge of $112 for impairment of nonrevenue producing properties; and a charge of $55 for write-down of an office building held for sale.

                     INTERIM COMBINED FINANCIAL STATEMENTS

                                     CONOCO

                  COMBINED STATEMENT OF INCOME (NOTES 1 AND 2)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                     JUNE 30
                                                              ---------------------
                                                                1997         1998
                                                              --------     --------
                                                              (DOLLARS IN MILLIONS,
                                                                EXCEPT PER SHARE)
Revenues
  Sales and Other Operating Revenues*.......................  $12,475      $11,348
  Other Income..............................................      125          138
                                                              -------      -------
          Total Revenues....................................   12,600       11,486
                                                              -------      -------
Costs and Expenses
  Cost of Goods Sold and Other Operating Expenses...........    7,667        6,754
  Selling, General and Administrative Expenses..............      355          370
  Exploration Expenses......................................      192          176
  Depreciation, Depletion and Amortization..................      516          505
  Taxes Other Than on Income*...............................    2,669        2,896
  Interest and Debt Expense.................................       24            1
                                                              -------      -------
          Total Costs and Expenses..........................   11,423       10,702
                                                              -------      -------
Income Before Income Taxes..................................    1,177          784
Provision for Income Taxes..................................      590          254
                                                              -------      -------
Net Income (Note 3).........................................  $   587      $   530
                                                              =======      =======
Pro Forma Earnings Per Share(Note 4)........................
  Basic.....................................................
  Diluted...................................................
Pro Forma Weighted Average Shares Outstanding(Note 4).......
  Basic.....................................................
  Diluted...................................................
---------------
* Includes petroleum excise taxes...........................  $ 2,577      $ 2,806

        See accompanying Notes to Interim Combined Financial Statements

                     INTERIM COMBINED FINANCIAL STATEMENTS

                                     CONOCO

                     COMBINED BALANCE SHEET (NOTES 1 AND 2)
                                  (UNAUDITED)

                                     ASSETS


                                                                                JUNE 30, 1998
                                                          DECEMBER 31,    --------------------------
                                                              1997        HISTORICAL   PRO FORMA (5)
                                                          ------------    ----------   -------------
                                                                    (DOLLARS IN MILLIONS)
Current Assets
  Cash and Cash Equivalents.............................    $  1,147       $    829      $  1,185
  Marketable Securities.................................           7              7             7
  Accounts and Notes Receivable.........................       1,497          1,252         1,252
  Notes Receivable -- Related Parties...................         490            465            --
  Inventories (Note 6)..................................         830            981           981
  Prepaid Expenses......................................         236            305           305
                                                            --------       --------      --------
          Total Current Assets..........................       4,207          3,839         3,730
Property, Plant and Equipment...........................      21,229         21,569        21,569
Less: Accumulated Depreciation, Depletion and
  Amortization..........................................     (10,401)       (10,521)      (10,521)
                                                            --------       --------      --------
Net Property, Plant and Equipment.......................      10,828         11,048        11,048
                                                            --------       --------      --------
Investment in Affiliates................................       1,085          1,141         1,141
Long-Term Notes Receivable -- Related Parties...........         450            612            --
Other Assets............................................         492            524           461
                                                            --------       --------      --------
          Total.........................................    $ 17,062       $ 17,164      $ 16,380
                                                            ========       ========      ========
          LIABILITIES AND OWNER'S NET INVESTMENT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Current Liabilities
  Accounts Payable......................................    $  1,090       $  1,129      $  1,129
  Short-Term Borrowings -- Related Parties..............         644          1,087            --
  Other Short-Term Borrowings and Capital Lease
     Obligations........................................          72             51            51
  Income Taxes..........................................         545            253           253
  Other Accrued Liabilities.............................       1,289          1,043         1,043
                                                            --------       --------      --------
          Total Current Liabilities.....................       3,640          3,563         2,476
Long-Term Borrowings -- Related Parties.................       1,450          1,181         1,259
Long-Term Borrowings -- Other Related Party (Note 5)....          --             --         7,500
Other Long-Term Borrowings and Capital Lease
  Obligations...........................................         106            103           103
Deferred Income Taxes...................................       1,739          1,861         1,837
Other Liabilities and Deferred Credits..................       1,922          1,925         1,925
                                                            --------       --------      --------
          Total Liabilities.............................       8,857          8,633        15,100
                                                            --------       --------      --------
Commitments and Contingent Liabilities (Note 8)
Minority Interests......................................         309            308           308

Owner's Net Investment..................................       8,087          8,441         1,190
Accumulated Other Comprehensive Loss (Note 7)...........        (191)          (218)         (218)
                                                            --------       --------      --------
          Total Owner's Net Investment and Accumulated
            Other Comprehensive Loss....................       7,896          8,223           980
                                                            --------       --------      --------
          Total.........................................    $ 17,062       $ 17,164      $ 16,380
                                                            ========       ========      ========


        See accompanying Notes to Interim Combined Financial Statements

                     INTERIM COMBINED FINANCIAL STATEMENTS

                                     CONOCO

                COMBINED STATEMENT OF CASH FLOWS (NOTES 1 AND 2)
                                  (UNAUDITED)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                1997          1998
                                                              ---------     --------
                                                              (DOLLARS IN MILLIONS)
Cash Provided by Operations
  Net Income................................................   $   587       $  530
  Adjustments to Reconcile Net Income to Cash Provided by
     Operations:
     Depreciation, Depletion and Amortization...............       516          505
     Dry Hole Costs and Impairment of Unproved Properties...        67           68
     Deferred Income Taxes..................................       113          107
     Income Applicable to Minority Interests................        13           11
     Other Noncash Charges and Credits -- Net...............       (77)         (55)
     Decrease (Increase) in Operating Assets:
       Accounts and Notes Receivable........................       191           85
       Inventories..........................................      (189)        (153)
       Other Operating Assets...............................      (120)         (90)
     Increase (Decrease) in Operating Liabilities:
       Accounts Payable and Other Operating Liabilities.....      (121)        (191)
       Accrued Interest and Income Taxes....................      (125)        (269)
                                                               -------       ------
          Cash Provided by Operations.......................       855          548
                                                               -------       ------
Investment Activities
  Purchases of Property, Plant and Equipment................    (1,611)        (941)
  Investments in Affiliates.................................      (204)        (109)
  Proceeds from Sales of Assets.............................       134          348
  Net Decrease (Increase) in Short-Term Financial
     Instruments............................................       (32)         (16)
                                                               -------       ------
          Cash Used for Investment Activities...............    (1,713)        (718)
                                                               -------       ------
Financing Activities
  Short-Term Borrowings  -- Receipts........................        --           --
                             -- Payments....................        (1)         (19)
  Other Long-Term Borrowings -- Receipts....................        --           --
                                  -- Payments...............        (1)          (2)
  Transactions with Related Parties:
     Notes Receivable -- Receipts...........................       322           25
                        -- Payments.........................       (44)        (162)
     Borrowings -- Receipts.................................       670          260
                 -- Payments................................      (327)         (62)
     Net Cash Contribution From (To) Owner..................       335         (177)
  Increase (Decrease) in Minority Interests.................       (11)         (12)
                                                               -------       ------
          Cash Provided by (Used for) Financing
           Activities.......................................       943         (149)
                                                               -------       ------
Effect of Exchange Rate Changes on Cash.....................       (42)           1
                                                               -------       ------
Increase (Decrease) in Cash and Cash Equivalents............   $    43       $ (318)
Cash and Cash Equivalents at Beginning of Year..............       846        1,147
                                                               -------       ------
Cash and Cash Equivalents at June 30........................   $   889       $  829
                                                               =======       ======

        See accompanying Notes to Interim Combined Financial Statements

                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

1. BASIS OF PRESENTATION

     On May 11, 1998, E. I. du Pont de Nemours and Company ("DuPont") announced its intention to offer in an initial public offering a portion of its interest in the common stock of Conoco Inc., a wholly owned energy subsidiary. This initial public offering is DuPont's first step in the planned divestiture of its entire petroleum business.

     Throughout the period covered by the Combined Financial Statements, operations were conducted by Conoco Inc., subsidiaries of Conoco Inc. and, in some cases, subsidiaries of DuPont. These operations are collectively referred to herein as the Company or "Conoco". Certain subsidiaries and, in some cases, assets, liabilities, and related operations not currently owned by Conoco will be transferred to Conoco. The accompanying Combined Financial Statements are presented on a carve-out basis and include the historical operations of entities owned by Conoco and operations to be transferred to Conoco by DuPont. In this context, no direct ownership relationship existed among all the various units comprising Conoco; accordingly, DuPont and its subsidiaries' net investment in Conoco ("Owner's Net Investment") is shown in lieu of Stockholder's Equity in the Combined Financial Statements. The Combined Financial Statements included herein have been prepared from DuPont's historical accounting records.

     These Combined Interim Financial Statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of a normal recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. These interim statements should be read in conjunction with the Audited Combined Financial Statements for the years ended December 31, 1995, 1996 and 1997 presented herein.

2. RELATED PARTY TRANSACTIONS

     The Combined Financial Statements include significant transactions with DuPont involving services (such as cash management, other financial services, purchasing, legal, computer and corporate aviation) that were provided between Conoco and centralized DuPont organizations. The costs of services have been directly charged or allocated between Conoco and DuPont using methods management believes are reasonable. Such charges and allocations are not necessarily indicative of what would have been incurred if Conoco had been a separate entity. Amounts charged and allocated to Conoco for these services were $63 and $72 for the first six months of 1997 and 1998, respectively, and are principally included in Selling, General and Administrative Expenses. Conoco provided DuPont services such as computer, legal and purchasing, as well as certain technical and plant operating services, which amounted to $31 and $25 in first six months of 1997 and 1998, respectively. These charges to DuPont were treated as reductions of Cost of Goods Sold and Other Operating Expenses and Selling, General and Administrative Expenses.

     Interest expense charged by DuPont was $65 and $55 for the first six months of 1997 and 1998, respectively, and reflects market-based rates. A portion of historical related party interest cost and other interest expense of $44 and $57 was capitalized as cost associated with major construction projects in the first six months of 1997 and 1998, respectively. Interest income from DuPont was $6 and $33 for the same periods and also reflects market-based rates.

     Sales and Other Operating Revenues include sales of products from Conoco to DuPont, principally natural gas and gas liquids to supply several DuPont plant sites. These sales totaled $231 and $209 for the first six months of 1997 and 1998, respectively. Also included are revenues from insurance premiums charged DuPont for property and casualty coverage outside the United States. These revenues totaled $11 and $10 for the first six months of 1997 and 1998, respectively. Purchases of products from DuPont during these periods were not material.

                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

     These intercompany arrangements between DuPont and Conoco will continue after the offering under transition service agreements or other long-term agreements. It is not anticipated that a change, if any, in these costs and revenues would have a material effect on the company's results of operations or combined financial position.

     Accounts and Notes Receivable include amounts due from DuPont of $79 and $34 at December 31, 1997, and June 30, 1998, respectively, representing current month balances of transactions between Conoco and DuPont, mainly product sales and net interest on borrowings. Accounts Payable include amounts due DuPont of $4 and $40 at December 31, 1997, and June 30, 1998, respectively.

     Amounts representing notes receivable or borrowings from DuPont, including its subsidiary organizations, are identified for related parties and presented separately in the Combined Balance Sheet. The current portion of Notes Receivable represents the accumulation of a variety of cash transfers and operating transactions with DuPont. These balances are generally interest-bearing and represent net amounts of cash transferred for funding and cash management purposes and amounts charged between the companies for certain product and service purchases and asset transfers. The long-term portion of Notes Receivable and amounts shown for Short-Term and Long-Term Borrowings represent borrowings between Conoco and DuPont with established due dates at market-based interest rates, except for certain short-term non-interest bearing borrowings due DuPont of $492 at December 31, 1997, and June 30, 1998.

3. SPECIAL ITEMS

     Net income for the first six months of 1997 included a gain of $24 from the sale of certain Upstream North Sea properties. Net income for the first six months of 1998 included a gain of $23 from the sale of certain Upstream North Sea properties and a $31 tax benefit from the sale of an international Upstream subsidiary, partly offset by a $28 charge for U.S. Downstream litigation.

4. EARNINGS PER SHARE

     The Company's historical capital structure is not indicative of its prospective structure since no direct ownership relationship existed among all the various units comprising Conoco. Accordingly, historical earnings per share has not been presented in the interim Combined Financial Statements.


     Unaudited pro forma basic earnings per share includes the shares of both the Class A and Class B common shares deemed to be outstanding as of the date of the Offerings. Unaudited pro forma diluted earnings per share includes the dilutive effect of the Conoco stock options (see Note 20 to the Combined Financial Statements), applying the treasury stock method, which are expected to be issued upon cancellation of outstanding DuPont stock options, using the anticipated weighted-average exercise price of the outstanding options and the anticipated initial public offering price. In accordance with SEC Staff Accounting Bulletin No. 98, pro forma basic and diluted earnings per share have been presented for the most recent annual and subsequent interim periods only.


5. INTERIM PRO FORMA COMBINED BALANCE SHEET


     The unaudited pro forma column on the accompanying combined balance sheet reflects the application of pro forma adjustments to the historical amounts as of June 30, 1998. In July 1998, a dividend of $7,500 was declared and paid by the Company in the form of a promissory note to all shareholders of record as of July 20, 1998. The promissory note is due January 2, 2000 and bears interest at an annual interest rate of 6.0125 percent. Prior to or concurrent with the Offerings, DuPont and Conoco will enter into a Restructuring, Transfer and Separation Agreement and certain other agreements with respect to employee benefit arrangements, information management, the provision of interim services, financing arrangements, tax sharing, environmental liabilities and various commercial arrangements. These agreements generally provide for settlement of certain intercompany loans, purchase or transfer of certain subsidiaries, and other arrangements to be undertaken in connection with the Separation and the Offerings.

                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)


     The unaudited pro forma column reflects the dividend and adjustments, as provided for in the Separation Agreement, for (a) the settlement of intercompany loans, (b) the purchase of certain subsidiaries from DuPont and the refund of prepaid insurance premiums to DuPont in the amount of $267, and (c) the effect of the separate return income tax method reflecting a reduction in Deferred Income Taxes ($24) resulting from the transfer of international production subsidiaries from the original tax jurisdiction to another tax jurisdiction.


6. INVENTORIES

                                                              DECEMBER 31,    JUNE 30,
                                                                  1997          1998
                                                              ------------    --------
Crude oil and petroleum products............................      $675          $821
Other merchandise...........................................        25            24
Materials and supplies......................................       130           136
                                                                  ----          ----
                                                                  $830          $981
                                                                  ====          ====

7. OTHER COMPREHENSIVE INCOME

     The following sets forth the Company's comprehensive income for the periods shown:


                                                                SIX MONTHS ENDED JUNE 30
                                                              ----------------------------
                                                                  1997            1998
                                                              -------------   ------------
Net Income..................................................     $  587           $530
Other Comprehensive Income (Loss):
  Foreign Currency Translation Adjustment...................       (113)           (27)
  Minimum Pension Liability Adjustment......................         --             --
                                                                 ------           ----
Comprehensive Income........................................     $  474           $503
                                                                 ======           ====


8. COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. In addition, at June 30, 1998, the Company has obligations to purchase, over periods up to twenty years, natural gas at prices that were in excess of current market prices. No material annual loss is expected from these long-term commitments.

     The Company is subject to various lawsuits and claims involving a variety of matters including, along with other oil companies, actions challenging oil and gas royalty and severance tax payments based on posted prices, and claims for damages resulting from leaking underground storage tanks. In general, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists. The Company believes the ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized but will not materially affect the combined financial position of the Company. In the six months of 1998, the Company recorded non-recurring after-tax charges of $28 for anticipated costs to resolve various litigation.

     The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take further action to correct the effects on the environment of prior disposal practices or releases of petroleum substances by the Company or other parties. The Company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 2 to the Combined Financial Statements. At June 30, 1998, such accrual amounted to $140 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances,

                                  (UNAUDITED)
                             (DOLLARS IN MILLIONS)

potential liability may exceed amounts accrued. In the event future monitoring and remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate they will have a material adverse effect on the combined financial position of the Company.

     The Company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At June 30, 1998, these indirect guarantees totaled $19, and the company or DuPont, on behalf of the company, had directly guaranteed $1,168 of the obligations of certain affiliated companies and others. The Company, along with certain European DuPont subsidiaries, also participates in a multiparty account banking agreement, which provides for the indirect guarantee of bank account overdrafts of certain European DuPont subsidiaries. Management believes the exposure under this agreement is not material and expects to terminate the agreement prior to completion of the Offerings. No material loss is anticipated by reason of such agreements and guarantees.

                                                                         ANNEX A
                            DEGOLYER AND MACNAUGHTON
                               ONE ENERGY SQUARE
                              DALLAS, TEXAS 75206

                                 July 20, 1998

Conoco Inc.
600 North Dairy Ashford
Houston, Texas 77001-6651

Gentlemen:

     Pursuant to your request, we have prepared estimates of the proved oil, condensate, natural gas liquids, and natural gas reserves, as of December 31, 1997, of certain properties in Canada, Nigeria, Norway, Russia, the United Kingdom, the United States, and Venezuela owned by Conoco Inc. (Conoco). The properties consist of working interests located in Alberta, Canada, in the offshore waters of Nigeria, Norway, and the United Kingdom, in northern European Russia, in Colorado, New Mexico, Virginia, Texas and in the offshore waters of Louisiana of the United States, and in the Orinoco Heavy Oil Belt of Venezuela. The estimates are discussed in detail in our "Report as of December 31, 1997 on Proved Reserves of Certain Properties owned by Conoco Inc.," (the Report). We also have reviewed Conoco's estimates of the reserves, as of December 31, 1997, of the same properties included in the Report.

     Proved reserves estimated by us and referred to herein are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. Proved reserves are defined as those that have been proved to a high degree of certainty by reason of actual completion, successful testing, or in certain cases by adequate core analyses and electrical-log interpretation when the producing characteristics of the formation are known from nearby fields. These reserves are defined areally by reasonable geological interpretation of structure and known continuity of oil- or gas-saturated material. This definition is in agreement with the definition of proved reserves prescribed by the Securities and Exchange Commission of the United States.

     Conoco represents that its estimates of the proved reserves, as of December 31, 1997, net to its leasehold interests in the properties included in the Report are as follows, expressed in millions of barrels (MMbbl) or billions of cubic feet (Bcf):

OIL, CONDENSATE, AND
NATURAL GAS LIQUIDS    NATURAL GAS   NET EQUIVALENT
      (MMbbl)             (Bcf)         (MMbbl)
--------------------   -----------   --------------
       1,260              4,523          2,014

        Note: Net-equivalent million barrels is based on 6,000 cubic feet of gas being equivalent to 1 barrel of oil, condensate, or natural gas liquids.

     Conoco has advised us, and we have assumed, that its estimates of proved oil, condensate, natural gas liquids, and natural gas reserves are in accordance with the rules and regulations of the Securities and Exchange Commission.

DEGOLYER AND MACNAUGHTON

     Our estimates of the proved reserves, as of December 31, 1997, of the properties included in the Report are as follows, expressed in millions of barrels (MMbbl) or billions of cubic feet (Bcf):

OIL, CONDENSATE, AND
NATURAL GAS LIQUIDS    NATURAL GAS   NET EQUIVALENT
      (MMbbl)             (Bcf)         (MMbbl)
--------------------   -----------   --------------
       1,255              4,498          2,005

        Note: Net-equivalent million barrels is based on 6,000 cubic feet of gas being equivalent to 1 barrel of oil, condensate, or natural gas liquids.

     In comparing the detailed reserves estimates prepared by us and those prepared by Conoco for the properties involved, we have found differences, both positive and negative, in reserves estimates for individual properties. These differences appear to be compensating to a great extent when considering the reserves of Conoco in the properties included in the Report, resulting in overall differences not being substantial. It is our opinion that the reserves estimates prepared by Conoco on the properties reviewed by us and referred to above, when compared on the basis of net equivalent million barrels of oil, do not differ materially from those prepared by us.

                                          Submitted,

                                          /s/ DeGOLYER and MacNAUGHTON

                                          DeGOLYER and MacNAUGHTON

[SEAL]

                                          /s/ W.G. McGILVRAY, P.E.
                                          W.G. McGilvray, P.E.
                                          Executive Vice President
                                          DeGolyer and MacNaughton

                                  CONOCO LOGO

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
PROSPECTUS (Subject to Completion)

Issued September 10, 1998


                                                                   [CONOCO LOGO]
                                                  Shares

                                  Conoco Inc.
                              CLASS A COMMON STOCK
                            ------------------------

Of the         shares of the Class A Common Stock of Conoco Inc. (the "Company"
or "Conoco") being offered,     shares are being offered initially in the United
 States and Canada by the U.S. Underwriters (the "U.S. Offering") and
 shares are being offered initially outside the United States and Canada by the International Underwriters (the "International Offering" and, together with the
 U.S. Offering, the "Offerings"). Each share of Class A Common Stock will have attached one Preferred Share Purchase Right (a "Right") which will initially trade together with the share. All of the shares of Class A Common Stock offered hereby are being sold by the Company. The price to public and the underwriting discount per share will be identical for both Offerings. Prior to these Offerings, there has been no public market for the Class A Common Stock. It is currently estimated that the public offering price per share will be between
    $    and $    . See "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price.

  The Company has two classes of authorized common stock consisting of Class A Common Stock offered hereby and Class B Common Stock (collectively, the "Common Stock"). See "Description of Capital Stock." Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to five votes per share on each matter submitted to a vote of stockholders.
     Prior to the Offerings, E.I. du Pont de Nemours and Company ("DuPont") indirectly owned 100 percent of the outstanding shares of the Company's Common Stock, and upon completion of the Offerings, DuPont, through its ownership of
    100 percent of the outstanding Class B Common Stock, will indirectly own
approximately   percent of the Company's Common Stock representing approximately percent of the combined voting power of all classes of voting stock of the
  Company (or   percent if the U.S. Underwriters exercise their over-allotment option in full). Accordingly, DuPont will continue to control the Company. See
   "Arrangements between the Company and DuPont" and "Principal Stockholder."
                            ------------------------

  The Class A Common Stock has been approved for listing on the New York Stock Exchange ("NYSE") under the trading symbol "CLL," subject to official notice of issuance.

                            ------------------------
SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR INFORMATION CONCERNING CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

      --------------------------------------------------------------------------

                                                              PRICE TO   UNDERWRITING DISCOUNTS   PROCEEDS TO
                                                               PUBLIC      AND COMMISSIONS(1)     COMPANY(2)
                                                              --------   ----------------------   -----------
Per Share...................................................        $                 $                    $
Total(3)....................................................        $                 $                    $

---------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."



    (2) Before deducting expenses payable by the Company, estimated at $    .



    (3) The U.S. Underwriters have been granted an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares of Class A Common Stock at the price to public shown above less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public and the underwriting
        discounts and commissions will be $        and $        , respectively.
        The additional shares to be sold under this option may, at the discretion of DuPont, be sold either by the Company or DuPont or a combination of the Company and DuPont. If the U.S. Underwriters exercise such option in full, and the shares are sold only by the Company, the
        proceeds to the Company will be $        . If such shares are sold only
        by DuPont, the Company will not receive any of the proceeds from the sale of such shares by DuPont. The actual option granted by the Company and/or DuPont will be described in the final prospectus. See "Underwriters."



                            ------------------------

    The Class A Common Stock is offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein and, subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters, and to certain other conditions. It is expected that delivery of the Class A Common
Stock will be made on or about                , 1998 at the offices of Morgan
Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
               CREDIT SUISSE FIRST BOSTON
                               GOLDMAN SACHS INTERNATIONAL

                                           MERRILL LYNCH INTERNATIONAL


J.P. MORGAN SECURITIES LTD.                   SALOMON SMITH BARNEY INTERNATIONAL

BT ALEX. BROWN INTERNATIONAL                                           SCHRODERS

               , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than underwriting discounts and commissions:

SEC registration fee........................................   $92,756
NASD filing fee.............................................    30,500
NYSE listing fee............................................      *
Blue sky fees and expenses..................................      *
Printing expenses...........................................      *
Legal fees and expenses.....................................      *
Accounting fees and expenses................................      *
Transfer Agent and registrar fees...........................      *
Miscellaneous...............................................      *
                                                               -------
          Total.............................................   $  *
                                                               =======

---------------
* To follow by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than as action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute required court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, By-laws, disinterested director vote, stockholder vote, agreement or otherwise.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personably liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit.

     Article 5E(2) of the Registrant's Certificate of Incorporation provides that no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment to or repeal of such Article 5E(2) shall not adversely affect any right or protection of a director of the registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. The Company's By-laws provide for indemnification of directors and officers to the maximum extent permitted by Delaware law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           1.1           -- Form of Underwriting Agreement.*
           3.1           -- Certificate of Incorporation.***
           3.2           -- By-laws of the Company***
           4.1           -- Specimen Certificate for shares of Class A Common Stock of the Registrant***
           4.2           -- Specimen Certificate for shares of Class B Common Stock of the Registrant***
           4.3           -- Preferred Share Purchase Rights Agreement***
           4.4           -- Promissory Note and Guaranty to DuPont Energy Company***
           4.5           -- Promissory Note to DuPont Chemical and Energy Operations
                            Inc. (Norway)*
           4.6           -- Promissory Note to DuPont Chemical and Energy Operations
                            Inc. (United Kingdom and Poland)***
           4.7           -- Promissory Note to DuPont Energy Company*
           4.8           -- Revolving Credit Agreement*
           5.1           -- Opinion as to the legality of the Class A Common Stock
                            being offered***
          10.1           -- Restructuring, Transfer and Separation Agreement between
                            DuPont and Conoco*
          10.2           -- Tax Sharing Agreements between DuPont and Conoco*
          10.3           -- Employee Matters Agreement between DuPont and Conoco*
          10.4           -- Information Systems and Telecommunications Carrier
                            Transitional Services and Facilities Lease Agreement
                            between DuPont and Conoco*
          10.5           -- Transitional Services Agreement between DuPont and the
                            Company***
          10.6           -- Registration Rights Agreement between DuPont and Conoco*
          10.7           -- Natural Gas Supply Agreement between DuPont and Conoco***
          10.8           -- Severance Agreement, dated May 10, 1998, between Conoco and Archie W. Dunham***
          10.9           -- 1998 Stock and Performance Incentive Plan***
          10.10          -- 1998 Key Employee Stock Performance Plan***
          10.11          -- Global Stock Performance Sharing Plan*
          10.12          -- Deferred Compensation Plan for Nonemployee Directors***
          10.13          -- Conoco Inc. Key Employee Severance Plan***
          10.14          -- Conoco Inc. Key Employee Temporary Severance Plan***
          10.15          -- Conoco Salary Deferral & Savings Restoration Plan*
          10.16          -- Directors' Charitable Gift Plan***
          10.17          -- Motor Carrier Contract between Sentinel and Conoco***
          10.18          -- Mount Belvieu Agreements*
          11.1           -- Statement regarding computation of per share earnings*
          21.1           -- List of Principal Subsidiaries of the Registrant*
          23.1           -- Consent of PricewaterhouseCoopers LLP***
          23.2           -- Consent of DeGolyer and MacNaughton**
          24             -- Power of Attorney**
          27             -- Financial Data Schedule**
          99             -- Consents of Proposed Directors***


---------------

  * To follow by amendment

 ** Filed previously

*** Filed herein

     (b) Financial Data Schedules:

        The following financial statement schedules are filed herewith:

           Summary Financial Information -- Balance Sheet and Income Statement at December 31, 1997

           Summary Financial Information -- Balance Sheet and Income Statement at June 30, 1998

          Schedules have been omitted because the information required to be set forth therein is either not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          (3) It will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 9, 1998.


                                            CONOCO INC.

                                            By:    /s/ ARCHIE W. DUNHAM
                                              ----------------------------------
                                              Name: Archie W. Dunham
                                              Title: President and Chief
                                                Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on September 9, 1998.



                      SIGNATURE                                            TITLE
                      ---------                                            -----
                /s/ ARCHIE W. DUNHAM                   President, Chief Executive Officer and
-----------------------------------------------------    Director
                  Archie W. Dunham

                /s/ ROBERT W. GOLDMAN                  Senior Vice President, Finance, and Chief
-----------------------------------------------------    Financial Officer (Principal Financial
                  Robert W. Goldman                      Officer and Principal Accounting Officer)

                          *                            Chairman of the Board and Director
-----------------------------------------------------
                Edgar S. Woolard, Jr.

                          *                            Director
-----------------------------------------------------
                  Gary M. Pfeiffer

             *By: /s/ ROBERT W. GOLDMAN
  ------------------------------------------------
                  Robert W. Goldman
                  Attorney-in-Fact

                                 EXHIBIT INDEX


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           1.1           -- Form of Underwriting Agreement.*
           3.1           -- Certificate of Incorporation.***
           3.2           -- By-laws of the Company***
           4.1           -- Specimen Certificate for shares of Class A Common Stock of the Registrant***
           4.2           -- Specimen Certificate for shares of Class B Common Stock of the Registrant***
           4.3           -- Preferred Share Purchase Rights Agreement***
           4.4           -- Promissory Note and Guaranty to DuPont Energy Company***
           4.5           -- Promissory Note to DuPont Chemical and Energy Operations
                            Inc. (Norway)*
           4.6           -- Promissory Note to DuPont Chemical and Energy Operations
                            Inc. (United Kingdom and Poland)***
           4.7           -- Promissory Note to DuPont Energy Company*
           4.8           -- Revolving Credit Agreement*
           5.1           -- Opinion as to the legality of the Class A Common Stock
                            being offered***
          10.1           -- Restructuring, Transfer and Separation Agreement between
                            DuPont and Conoco*
          10.2           -- Tax Sharing Agreements between DuPont and Conoco*
          10.3           -- Employee Matters Agreement between DuPont and Conoco*
          10.4           -- Information Systems and Telecommunications Carrier
                            Transitional Services and Facilities Lease Agreement
                            between DuPont and Conoco*
          10.5           -- Transitional Services Agreement between DuPont and the
                            Company***
          10.6           -- Registration Rights Agreement between DuPont and Conoco*
          10.7           -- Natural Gas Supply Agreement between DuPont and Conoco***
          10.8           -- Severance Agreement, dated May 10, 1998, between Conoco and Archie W. Dunham***
          10.9           -- 1998 Stock and Performance Incentive Plan***
          10.10          -- 1998 Key Employee Stock Performance Plan***
          10.11          -- Global Stock Performance Sharing Plan*
          10.12          -- Deferred Compensation Plan for Nonemployee Directors***
          10.13          -- Conoco Inc. Key Employee Severance Plan***
          10.14          -- Conoco Inc. Key Employee Temporary Severance Plan***
          10.15          -- Conoco Salary Deferral & Savings Restoration Plan*
          10.16          -- Directors' Charitable Gift Plan***
          10.17          -- Motor Carrier Contract between Sentinel and Conoco***
          10.18          -- Mount Belvieu Agreements*
          11.1           -- Statement regarding computation of per share earnings*
          21.1           -- List of Principal Subsidiaries of the Registrant*
          23.1           -- Consent of PricewaterhouseCoopers LLP***
          23.2           -- Consent of DeGolyer and MacNaughton**
          24             -- Power of Attorney**
          27             -- Financial Data Schedule**
          99             -- Consents of Proposed Directors***


---------------

  * To follow by amendment

 ** Filed previously

*** Filed herein